BUILDING ON OUR COMMITMENT

09010119



ALLIANT ENERGY

2008 ANNUAL REPORT

CONTENTS

1	Financial Overview
2	Company at a Glance
3	A Letter to Shareowners
4	Building on our Commitment
8	Our Leaders
F-1	Financial Information
F-2	Management's Discussion and Analysis of Financial Condition and Results of Operations
F-55	Management's Annual Report on Internal Control Over Financial Reporting
F-56	Reports of Independent Registered Public Accounting Firm
F-58	Consolidated Financial Statements
F-64	Notes to Consolidated Financial Statements
F-106	Selected Financial and Operating Statistics
Inside Back Cover	Shareowner Information

BUILDING ON OUR COMMITMENT



2008 was a year of building on our commitment to our customers, shareowners, employees and communities. We finished construction and placed into service the company's first owned wind project, started construction on a major project to reduce emissions at our Lansing Generating Station, and began installing advanced metering infrastructure. We also successfully dealt with two major events that none of us saw coming at the beginning of the year – historic flooding throughout our service territory in the summer and the financial crisis in the fall.

In the following pages, you will learn more about our company, our 2008 accomplishments and financial results, and about Alliant Energy's path to a greener future.









ABOUT US

Alliant Energy Corporation is an investor-owned public utility holding company providing regulated electric and natural gas service to approximately 1 million electric and 400,000 natural gas customers in the upper Midwestern states of Iowa, Wisconsin and Minnesota. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol "LNT." For more information, visit the company's web site at *alliantenergy.com.*

This annual report contains forward-looking statements. These statements should be considered in light of the disclaimer on page F-2. The information contained in the section entitled "Financial Information" was filed with the SEC on February 27, 2009 and was complete and accurate as of that date. Alliant Energy disclaims any responsibility to update that information in this Annual Report.

(Dollars in millions, except per share data)	**2008**	2007	Change
Operating revenues	**$3,682**	$3,438	7%
Net income:			
Income from continuing operations (a)	**$280**	$424	(34%)
Income from discontinued operations	**$8**	$1	700%
Net income (a)	**$288**	$425	(32%)
Diluted earnings per weighted average common share:			
Income from continuing operations (a)	**$2.54**	$3.77	(33%)
Income from discontinued operations	**$0.07**	$0.01	600%
Net income (a)	**$2.61**	$3.78	(31%)
Utility electric sales to retail customers (thousands of megawatt-hours)	**26,335**	26,667	(1%)
Total utility electric sales (thousands of megawatt-hours)	**31,295**	32,931	(5%)
Utility natural gas sold and transported (thousands of dekatherms)	**119,275**	113,750	5%
Cash flows from operating activities	**$320**	$589	(46%)
Construction and acquisition expenditures	**$879**	$542	62%
Total assets at year-end	**$8,202**	$7,190	14%
Common shares outstanding at year-end (in thousands)	**110,449**	110,359	0%
Dividends declared per common share (b)	**$1.40**	$1.27	10%
Market value per share at year-end	**$29.18**	$40.69	(28%)
Book value per share at year-end	**$25.56**	$24.30	5%
Market capitalization at year-end	**$3,223**	$4,491	(28%)

(a) In 2007, Alliant Energy realized an after-tax gain of $123 million, or $1.09 per diluted share, related to the sale of Interstate Power and Light Company's electric transmission assets.

(b) Effective with the dividend declared and paid in the first quarter of 2009, Alliant Energy's targeted annualized common stock dividend was increased from $1.40 to $1.50 per share.

The financial data should be read in conjunction with the audited consolidated financial statements and related notes of Alliant Energy.
The reported financial data are not necessarily indicative of future operating results or financial position.

Diluted earnings per weighted average common share


$4.00
$3.00
$2.00
$1.00
$0.00
$2.89
$2.69
$3.77
$3.78
$2.54
$2.61
2006
2007 (a)
2008
Income from continuing operations
Net income

Income from continuing operations (in millions)


$500
$400
$300
$200
$100
$0
$339
$424
$280
2006
2007 (a)
2008

Who we are

Alliant Energy, headquartered in Madison, Wis., is an investor-owned public utility holding company traded on the New York Stock Exchange under the symbol "LNT." Alliant Energy's regulated utility subsidiaries own a portfolio of electric generating facilities with a diversified fuel mix including coal, natural gas and renewable resources. The output from these generating facilities, supplemented with purchased power, is used to provide electric service to approximately 1 million electric customers in the upper Midwest. The utility business also procures natural gas from various suppliers to provide service to approximately 400,000 natural gas customers in the upper Midwest.



Utility Operating Revenues


Electric
75%
Natural Gas
22%
Other
3%

Electric Sales Mix


Industrial
40%
Commercial
20%
Residential
24%
Sales for Resale
15%
Other
1%

Electric Power Sources


Other
1%
Coal
54%
Purchased Power Nuclear
17%
Purchased Power Other
25%
Natural Gas
3%

Non-regulated Businesses

Alliant Energy Resources, LLC (Resources) is the parent company of Alliant Energy's non-regulated businesses. The strategic plan for Alliant Energy's non-regulated operations involves maintaining a portfolio of businesses that are accretive to earnings but not significant users of capital. Resources' portfolio of businesses includes:

RMT. Provides environmental, consulting and engineering services to industrial and customer clients nationwide. RMT's WindConnect® division delivers design, construction and high voltage connection services for wind projects. WindConnect® has provided design-build construction services for over 3,100 MW of wind energy facilities across the United States.



Other non-regulated investments. This platform includes investments in non-regulated generation, transportation and several other investments. Non-regulated generation manages the Sheboygan Falls Energy Facility (leased to WPL), Neenah Energy Facility (which WPL plans to acquire June 1, 2009), and small standby generators of Industrial Energy Applications. Transportation includes a short-line railway that provides freight service; barge terminal and hauling services and other transfer and storage services.



Utility Business



Interstate Power and Light Company (IPL) and Wisconsin Power and Light Company (WPL) are Alliant Energy's two utility subsidiaries. As the primary targets of our future capital investments, the utilities also represent our growth platform. The strategic plan for Alliant Energy's utility operations is concentrated on:

- building and maintaining the generation and infrastructure necessary to provide Alliant Energy's utility customers with safe, reliable and environmentally responsible energy service;
- implementing air pollution controls;
- using education, awareness and technology to promote energy efficiency and conservation.

2008 STATISTICS	TOTALS
Maximum peak hour demand (megawatts)	5,491
Number of total electric customers	981,648
Number of total natural gas customers	411,640
Utility electric sales (thousands of megawatt-hours)	31,295
Utility natural gas sold and transported (thousands of dekatherms)	119,275

Support Services

Alliant Energy Corporate Services, Inc. supports the company with traditional administrative functions including strategy, accounting and finance, treasury, fuel procurement, supply chain, corporate communications, legal, regulatory, corporate governance, information technology, human resources, labor relations, performance improvement, internal audit, infrastructure security, facilities, public affairs, and environmental and safety management.



Dear fellow Shareowners,

We present our 2008 annual report with a clear understanding that the path to a greener future brings with it some twists and turns. To be certain, 2008 brought its share of each.


Bill Harvey
Chairman, President and CEO

No doubt, 2008 is a year that will be written and talked about in business and economic history classes for years to come. As we detail on the next page of this report, the collapse of the financial and credit markets left virtually no company unaffected. Indeed, our company – and our stock price – felt the brunt of the economic pain and environmental indecision being felt across our country, service territory and industry. Major industrial customers and employers such as General Motors and Domtar closed facilities, while others cut back on operations. When and how carbon emissions will be regulated remains anyone's guess.

That turmoil and uncertainty not withstanding, I believe our company remains financially strong. Our efforts to be fiscally prudent are allowing us to successfully navigate the turbulent economic waters.

And speaking of waters, while the economic challenges were certainly enough to carry the headlines, Mother Nature once again delivered her own set of challenges to our service territory in 2008. In June, rivers spilled over banks and levees, surging into communities across our service territory. From Fond du Lac, Wisconsin to Burlington, Iowa, Lake Delton to Mason City, homes and businesses were literally washed away.

In fact, the largest city in our service territory and home to IPL's headquarters, Cedar Rapids, Iowa, was devastated by the flood as the Cedar River crested more than 19 feet over flood stage – 11 feet above the previous record water level height set in 1851. In Cedar Rapids alone, nine square miles, including nearly 4,000 homes and 800 businesses were deluged and evacuated.

The disaster hit us on a personal level. Many Alliant Energy facilities were evacuated and sustained significant damage. More than 900 employees were displaced. But as history has shown (remember the ice storms in 2007?), our employees excel when responding to crises. Putting aside their own hardships, our employees sprung into action – relocating and restoring, quickly and safely – once again earning the EEI Emergency Recovery Award.

The 2008 Flood was the most significant natural disaster to ever hit our company and service territory. I am grateful to our employees, customers, as well as local officials who joined hands to weather the storm.

2008 saw significant activity on our efforts to execute our utility generation plan. The plan balances the need to provide a stable and affordable energy supply while helping to assure the health of our environment and planet. Part of the answer certainly lies in renewable energy, and in 2008 our company marked several significant accomplishments in the development of wind power.

In December, the 68 megawatt Cedar Ridge Wind Farm, located in Fond du Lac County, Wisconsin, began operation. We also received approval to construct our Whispering Willow Wind Farm, in Franklin County, Iowa. Construction of the first 200 megawatts of the site began in late 2008. We expect commercial operation to begin in late 2009 or early 2010. Our commitment to even more wind power was further exemplified when we filed for approval to build the Bent Tree Wind Farm, in Freeborn County, Minnesota. Pending regulatory approval, we expect this 200 megawatt wind farm to begin commercial operation in late 2010.

2008 also provided another important first for our company, as installation of advanced metering infrastructure (AMI) for electric and natural gas customers began in Wisconsin. We expect to deploy AMI across our entire service territory by 2012. The AMI system will produce immediate customer service benefits and will serve as the platform for tomorrow's smart grid – a system which will empower customers to interactively manage their energy usage.

That said, we are proud of efforts already in place to help manage our customers' energy usage through our innovative energy efficiency programs. In 2008 alone, our conservation programs helped offset nearly 184,000 megawatt-hours of energy usage. In the last decade those efforts have equated to nearly 2 million megawatt-hours of energy savings. That's more than enough to provide power to the entire city of Cedar Rapids, Iowa for one year.

We did have setbacks with the execution of our generation plan. Our proposed hybrid coal units at the Nelson Dewey and Sutherland sites received disappointing decisions from state regulators. The Nelson Dewey plant was seen as needed but too expensive. The Sutherland plant was seen as needed but too expensive and undeserving of a fair return. We respect these decisions and are resolved to move forward to meet our customers' energy needs.

In closing, our actions in wind development and energy efficiency show there is no doubt that we are strongly committed to continuing down the path to a greener energy future at Alliant Energy. But it is also clear that the path is a volatile one. There are opportunities, to be certain, and we intend to capitalize on them in a way that owns up to our obligations to shareowners and customers alike. The world has changed, and will continue to do so, but Alliant Energy is here for the long haul.

Our 2009 Annual Meeting of Shareowners will be held at Kirkwood Center for Continuing Education, 7725 Kirkwood Boulevard SW, Cedar Rapids, Iowa, on Thursday, May 14, 2009 at 1 p.m. (Central Daylight Time). I encourage you to attend, meet your Board of Directors and management team and allow us to answer any questions you may have.

Thank you for your continued support of our company.

Sincerely,

/s/ Bill Harvey

Bill Harvey
Chairman, President and CEO



Financial markets

The events that unfolded on Wall Street over the course of 2008 were unprecedented, and they continue to worsen in 2009. Weakness in the housing markets, extreme volatility in oil prices and the failure of some of the most storied names in the financial sector all contributed to produce a global recession.

In addition to making credit more difficult to access for both consumers and business, the recession has destroyed trillions of dollars of wealth in the stock market. Regulated utilities have historically been seen as defensive, income-oriented stocks. However, they, including Alliant Energy, were not immune to the significant declines in the stock market during 2008.

The chart at the bottom of this page shows how an investment in Alliant Energy, when considering both changes in the stock price and dividends, compares to two benchmarks – the S&P 500 Index, which is representative of the overall stock market, and the S&P 400 Utilities Index, which is made up of 22 electric, natural gas, and water utilities that are of similar size to Alliant Energy.



Taking a long-term perspective, $100.00 invested in Alliant Energy common stock at the end of 2003 was worth $141.02 at the end of 2008. This return is better than those generated by both the overall stock market, which actually lost money over the 5-year period, and comparable utilities.

While long-term returns have been positive for Alliant Energy, 2008 performance was not. On a percentage basis the declines for Alliant Energy, the S&P 500, and the S&P 400 Utilities were (25%), (37%) and (20%), respectively. So, Alliant Energy did better than the overall stock market but worse than comparable utilities.

Despite the performance of our stock and the broader stock market during 2008, we believe Alliant Energy is in strong financial health. All credit ratings for the company are rated investment grade with a stable outlook, we believe we have adequate access to the financial markets to fund our strategic plan, and we believe the dividend remains secure.

We thank you for your investment in Alliant Energy, and we remain committed to delivering results for our shareowners.

Alliant Energy 2008 Stock Price


Price on 12/31/07: $40.69
Midwest Floods
Financial Market Collapse
Price on 12/31/08: $29.18
$40.00
$30.00
$20.00
$10.00
$0.00
12/31/07
1/31/08
2/29/08
3/31/08
4/30/08
5/31/08
6/30/08
7/31/08
8/31/08
9/30/08
10/31/08
11/30/08
12/31/08

Comparison of Cumulative Five-Year Total Return


$200
$150
$100
$50
2003
2004
2005
2006
2007
2008
Alliant Energy Corporation
S&P 500 Index
S&P 400 Utilities Index

As of Dec. 31,	2003	2004	2005	2006	2007	2008
Alliant Energy Corporation (LNT)	$100.00	$119.44	$121.67	$169.56	$188.68	$141.02
S&P 500 Index	$100.00	$110.88	$116.33	$134.70	$142.10	$89.53
S&P 400 Utilities Index	$100.00	$118.84	$130.83	$159.72	$170.08	$135.53

Cedar Ridge

In July 2006, WPL exercised an option to purchase development rights to the Cedar Ridge site in the townships of Eden and Empire in Fond du Lac County, Wisconsin. This site offered a high capacity factor, which means there is adequate wind in this part of the state to regularly produce electricity for WPL customers. In October 2007, WPL officially broke ground for the Cedar Ridge wind project.

The Cedar Ridge wind project became commercially operable in December 2008. It is Alliant Energy's first fully owned and operated wind project. The Cedar Ridge wind project is spread out over 12.2 square miles and has 41 turbines producing approximately 68 MW of emissions-free energy. That's enough to power about 17,000 homes a year.



Over its anticipated 20 years of operation, the Cedar Ridge wind project is expected to offset as much as 4.5 million tons of carbon dioxide, 3,500 tons of nitrogen oxide, 6,000 tons of sulfur dioxide and 50 pounds of mercury. The carbon dioxide avoided is roughly the equivalent of taking 155,000 standard-size automobiles off the road each year.

Alliant Energy's commitment to the environment extends beyond the wind energy being generated at Cedar Ridge. The Cedar Ridge Operations and Maintenance Building is Leadership in Energy and Environmental Design (LEED) gold certified. LEED is a performance-oriented rating system where building projects earn points for satisfying criteria designed to address specific environmental impacts inherent to the design, construction and operation of the building.

Construction is already underway on our second wind project. IPL's 200 MW wind project in Franklin County, Iowa, called Whispering Willow-East, is expected to be producing energy later this year or early in 2010. WPL also has another project that is in the planning stages, a 200 MW wind project at the Bent Tree site in Freeborn County, Minnesota that is expected to be in service by the end of 2010. These three wind investments, which will cost just over $1 billion, are the foundation of a path to a greener future.



Energy Efficiency

Every day, Alliant Energy's demand-side management programs are hard at work, helping our customers reduce their energy usage while introducing them to new energy-efficient products and practices.



Shared Savings helped rebuild this 1922 era schoolhouse into modern office space, for attorney and real estate developer Gary Gorman.



Today's programs such as IPL's Performance Edge™ and WPL's Shared Savings have resulted in significant energy savings with larger commercial and industrial customers. In many cases, energy savings are realized through the purchase of new energy efficient equipment that decreases energy consumption while improving operating efficiency and reducing repair and maintenance costs.

Alliant Energy provides a wide range of energy conservation expertise as well as financial assistance to residential, agricultural and business customers in its service territory. Numerous programs are offered and our company continues to seek opportunities to expand them.

For example, in April 2008, IPL filed an ambitious energy efficiency plan for 2009-2013 with the Iowa Utilities Board. The plan includes a spending commitment of approximately $400 million for electrical and natural gas energy efficiency programs in Iowa over the next five years, and aspires to conserve the electric and gas usage equal to that of more than 100,000 homes.

In our WPL service territory in Wisconsin we are aggressively funding energy efficiency programs that are implemented by Focus on Energy, a statewide energy efficiency program contractor. As a part of our recent rate case in Wisconsin we have agreed to fund energy efficiency programs at a rate of 1.2% of WPL revenues or $15 million. We also provide our Shared Savings program, investing about $40 million per year in energy efficient improvements for WPL's customers. The electric energy savings associated with both of these investments would be equivalent to powering 14,400 homes for one year.

Minnesota also has an aggressive goal of reducing energy usage by 1.5% per year via energy efficiency. Our investment in Minnesota energy efficiency is projected to be $3 million in 2009. The electric energy savings would be equivalent to powering 2,400 homes for one year.

Alliant Energy and its subsidiaries have been in the energy efficiency business for nearly two decades. In that time period Alliant Energy has reduced energy usage by more than 3 million megawatt-hours and 93 million therms. Energy efficiency products, programs and services are continuing to expand. We are committed to growing this part of our business.



Downtown Cedar Rapids

Rising to the challenge

On the heels of an award-winning response to ice storms in 2007, Alliant Energy was once again tasked with dealing with Mother Nature's wrath in June 2008, as rivers in Iowa and Wisconsin rose well above flood crest and unleashed a torrent of destruction never before seen in its service territory.

In Wisconsin, water damaged Alliant Energy substations and gas mains, damaged railroad tracks, restricted barge traffic and drove some of our employees from their homes. Nearly 10,000 customers were left without electricity or gas. Yet thanks to our dedicated employees, most were restored to service within a week as the flood waters receded.

The force of the flooding took out a massive bank holding Wisconsin's Lake Delton, draining the entire lake into the Wisconsin River while taking out homes and Alliant Energy utility infrastructure.

Clearly, however, the Cedar Rapids area was the hardest hit community in our service territory. On Friday, June 12, the Alliant Energy Tower in downtown and surrounding neighborhoods were evacuated. On June 13, the Cedar River rushed to its destructive, epic crest of 31.1 feet. At its peak, it was approximately 20 feet above flood stage, submerging the downtown area and surrounding neighborhoods beneath its murky waters.



Sandbagging as flood approaches



6th Street Generating Station



Prairie Creek Generating Station

Alliant Energy's Cedar Rapids facilities sustained catastrophic damage – the worst in the history of our utility and its predecessor companies. The Alliant Energy Tower, Cedar Rapids Operations Center, Sixth Street and Prairie Creek Generating Stations and the Great America Building were flooded.

In Cedar Rapids alone, 9,000 downtown workers were displaced. Floodwaters covered some nine square miles – equal to 1,300 city blocks. Nearly 4,000 homes and 800 businesses were evacuated.



Sutherland Generating Station

After the waters subsided, the dirty, sodden aftermath of the flood became painfully evident. Hundreds of displaced employees in Iowa were moved to temporary work quarters. At the peak of the flood, more than 40,000 homes and businesses were without power throughout our service territory. Miles of electrical line and natural gas connections were rendered useless.

While the flood may have damaged or destroyed offices, substations, homes and property, it did not dampen the spirit of the Alliant Energy workforce. Thanks to the tireless efforts of our employees – as well as our contractors, suppliers, volunteers and local officials – we have reconnected all customers able to receive service and we continue to rebuild damaged infrastructure. The total cost of the June flooding in 2008 was approximately $200 million, and work continues into this year to restore operations at the Prairie Creek Generating Station.

EEI EMERGENCY RESPONSE AWARDS

On March 11, 2009 Alliant Energy's outstanding efforts were recognized by the Edison Electric Institute (EEI), as they presented us with the 2008 Emergency Recovery Award. "IPL did not miss one beat in restoring power to its customers, even after losing their corporate facility to the devastating flood," said EEI President Thomas R. Kuhn. "The company's accomplishments are a testament to the unrelenting drive our industry exhibits year-in and year-out in restoring power after devastating natural disasters."




Cedar River
100 Year Flood
500 Year Flood
2008 Flood Area



Cedar Rapids General Office



Downtown Cedar Rapids



Cedar Rapids General Office



Downtown Cedar Rapids



Flooded Substation



Johnson Street Cedar Rapids

Cedar River Water Levels at Cedar Rapids, Iowa, June 1-June 30, 2008


CREST AT 31.1' JUNE 13
MAJOR STAGE 19'
MODERATE STAGE 15'
FLOOD STAGE 12'
ACTION STAGE 8'
WATER LEVEL IN FEET
0
5
10
15
20
25
30
35
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
DATES JUNE 1-30



Alliant Energy Cedar Rapids Operations Facility

Board of Directors



William D. Harvey
Chairman
of the Board
Director since 2005
Age 59



Michael L. Bennett
Director since 2003
Age 55



Darryl B. Hazel
Director since 2006
Age 60



James A. Leach
Director since 2007
Age 66



Singleton
B. McAllister
Director since 2001
Age 56



Ann K. Newhall
Director since 2003
Age 57



Dean C. Oestreich
Director since 2005
Age 56



David A. Perdue
Director since 2001
Age 59



Judith D. Pyle
Director since 1992
Age 65



Carol P. Sanders
Director since 2005
Age 41

Ages are as of Dec. 31, 2008.
Each election date represents the first year of board affiliation with the predecessor company that ultimately became part of Alliant Energy.

For detailed information on each board member, please refer to the Proxy Statement.

ALLIANT ENERGY OFFICERS

William D. Harvey, 59 [1986]*
Chairman, President and Chief Executive Officer

Eliot G. Protsch, 55 [1978]*
Senior Executive Vice President and Chief Operating Officer

Barbara J. Swan, 57 [1987]*
Executive Vice President-General Counsel and Chief Administrative Officer

Thomas L. Aller, 59 [1993]*
Senior Vice President-Energy Resource Development

Dundeana K. Doyle, 50 [1984]*
Senior Vice President-Energy Delivery

Patricia L. Kampling, 49 [2005]*
Vice President-Chief Financial Officer and Treasurer

Timothy R. Bennington, 64 [1997]
Vice President-Business Development RMT

Vern A. Gebhart, 55 [1975]
Vice President-Energy Delivery-Operations West

Thomas L. Hanson, 55 [1980]*
Vice President-Controller and Chief Accounting Officer

John E. Kratchmer, 46 [1985]
Vice President-Energy Delivery-Operations East

John O. Larsen, 45 [1988]
Vice President-Generation

Christopher J. Lindell, 53 [1981]
Vice President-Shared Services

Peggy Howard Moore, 58 [1987]*
Vice President-Finance

Barbara A. Siehr, 57 [1976]
Vice President-Energy Delivery-Customer Service

H. Dale Withers, 59 [2007]
Vice President-Construction

Kim K. Zuhlke, 55 [1978]
Vice President-New Energy Resources

F. J. Buri, 54 [1999]
Corporate Secretary and Assistant General Counsel

Enrique Bacalao, 59 [1998]
Assistant Treasurer

Neil M. Krebsbach, 48 [1995]
Assistant Treasurer

**Executive Officers*

Officers as of January 19, 2009. Ages are as of Dec. 31, 2008.

Dates in brackets represent the year each person joined a predecessor company that ultimately became part of Alliant Energy.

ALLIANT ENERGY CORPORATION

2008 FINANCIAL INFORMATION



ALLIANT ENERGY

BUILDING ON OUR COMMITMENT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MDA)

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this report. Unless otherwise noted, all "per share" references in MDA refer to earnings per diluted share.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not of historical fact are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties of Alliant Energy Corporation (Alliant Energy) include:

- federal and state regulatory or governmental actions, including the impact of energy-related and tax legislation and regulatory agency orders;
- its ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, capital expenditures and deferred expenditures, the earning of reasonable rates of return and the payment of expected levels of dividends;
- developments that adversely impact its ability to implement its strategic plan including unanticipated issues in connection with construction of its new generating facilities and Wisconsin Power and Light Company's (WPL's) potential purchases of the Riverside Energy Center (Riverside) and Alliant Energy Resources, LLC's (Resources') electric generating facility in Neenah, Wisconsin;
- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and retain purchased power, fuel and fuel-related costs through rates in a timely manner;
- the impact fuel and fuel-related prices and other economic conditions may have on its customers' demand for utility services;
- impacts that storms or natural disasters in its service territories may have on its operations, including uncertainties associated with efforts to remediate the effects of the June 2008 Midwest flooding, reimbursement of storm-related costs covered by insurance, anticipated amount of operating and maintenance expenses, levels of steam margins, and insurance and regulatory recoveries, rate relief for costs associated with restoration and impacts of the flooding on the economic conditions of the affected service territories;
- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations and the ability to recover through rates all environmental compliance costs;
- potential impacts of any future laws or regulations regarding global climate change or carbon emissions reductions;
- the state of the economy in its service territories and resulting implications on sales and ability to collect unpaid bills, in particular as a result of the current recession;
- the growth rate of ethanol and biodiesel production in its service territories;
- continued access to the capital markets under competitive terms and rates;
- weather effects on results of operations;
- financial impacts of hedging strategies, including the impact of weather hedges on earnings;
- sales and project execution for RMT, Inc.;
- issues related to electric transmission, including operating in the Midwest Independent Transmission System Operator (MISO) energy and ancillary services markets, the impacts of potential future billing adjustments from MISO and recovery of costs incurred;
- Interstate Power and Light Company's (IPL's) ability to reduce the impact of a proposed transmission rate increase for 2009;
- unplanned outages at generating facilities and risks related to recovery of incremental costs through rates;
- its ability to successfully defend against, and any liabilities arising out of, the alleged default by Resources under the Indenture for the Exchangeable Senior Notes due 2030;
- its ability to successfully defend against, and any liabilities arising out of, the purported shareowner demand made to the Alliant Energy Board of Directors stemming from the Exchangeable Senior Notes due 2030 litigation;
- its ability to successfully defend against, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by Alliant Energy's Cash Balance Pension Plan;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- its ability to sustain its dividend payout ratio goal;

- the direct or indirect effects resulting from terrorist incidents or responses to such incidents;
- employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages;
- access to technological developments;
- any material post-closing adjustments related to any of its past asset divestitures;
- the impact of necessary accruals for the terms of incentive compensation plans;
- the effect of accounting pronouncements issued periodically by standard-setting bodies;
- its ability to continue cost controls and operational efficiencies;
- increased retirement plan costs due to decreases in market value of plan assets;
- its ability to utilize tax capital losses and net operating losses generated to date, and those that may be generated in the future, before they expire;
- its ability to successfully complete ongoing tax audits and appeals with no material impact on earnings and cash flows;
- inflation and interest rates; and
- factors listed "Other Matters - Other Future Considerations."

Alliant Energy assumes no obligation, and disclaims any duty, to update the forward-looking statements in this report.

EXECUTIVE SUMMARY

Description of Business

General - Alliant Energy is an investor-owned public utility holding company whose primary subsidiaries are IPL, WPL, Resources and Alliant Energy Corporate Services, Inc. (Corporate Services). IPL is a public utility engaged principally in the generation and distribution of electric energy and the distribution and transportation of natural gas in selective markets in Iowa and Minnesota. WPL is a public utility engaged principally in the generation and distribution of electric energy and the distribution and transportation of natural gas in selective markets in Wisconsin. WPL also owns an approximate 16% interest in the American Transmission Company LLC (ATC), a transmission-only utility operating in Wisconsin, Michigan, Illinois and Minnesota. Resources is the parent company for Alliant Energy's non-regulated businesses. Corporate Services provides administrative services to Alliant Energy and its subsidiaries. An illustration of Alliant Energy's primary businesses is shown below.

Alliant Energy

Utility	Non-regulated (Resources)	Parent and Other
- IPL (Utility services in IA & MN)	- RMT (including WindConnect®)	- Parent Company
- WPL (Utility services in WI)	- Transportation	- Corporate Services
- WPL's interest in ATC	- Non-regulated Generation	

Utility Business - IPL and WPL own a portfolio of electric generating facilities located in Iowa, Wisconsin and Minnesota with a diversified fuel mix including coal, natural gas and renewable resources. The output from these generating facilities, supplemented with purchased power, is used to provide electric service to approximately 1 million electric customers in the upper Midwest. The utility business also procures natural gas from various suppliers to provide service to approximately 400,000 retail gas customers in the upper Midwest. Alliant Energy's utility business is its primary source of earnings and cash flows. The earnings and cash flows from the utility business are sensitive to various external factors including, but not limited to, the impact of weather on electric and gas sales volumes, the amount and timing of rate relief approved by regulatory authorities and other factors listed in "Forward-looking Statements."

Non-regulated Businesses - Resources manages various businesses including RMT (environmental, consulting, engineering and renewable energy services), Transportation (short-line railway and barge transportation services), Non-regulated Generation (electric generating facilities management), and several other modest investments.

Alliant Energy Parent and Other - includes operations of Alliant Energy (parent holding company) and Corporate Services.

Financial Results

Alliant Energy's earnings per weighted average common share (EPS) for 2008 and 2007 were as follows:

	2008	2007
Income from continuing operations	**$2.54**	$3.77
Income from discontinued operations	**0.07**	0.01
Net income	**$2.61**	$3.78

Additional details regarding Alliant Energy's net income were as follows (in millions):

Continuing operations:	**2008**	2007
Utility	**$241.3**	$385.1
Non-regulated (Resources)	**29.3**	34.7
Alliant Energy parent and other (primarily interest income and taxes)	**9.4**	4.9
Income from continuing operations	**280.0**	424.7
Income from discontinued operations	**8.0**	0.6
Net income	**$288.0**	$425.3

Utility Business - Lower income from continuing operations in 2008 compared to 2007 was primarily due to:

- a $123 million after-tax gain recorded on the sale of IPL's electric transmission assets in 2007;
- earnings impacts from the severe Midwest flooding in Iowa in June 2008;
- the net impact on operating expenses of IPL's electric transmission assets sale in December 2007; and
- lower sales resulting from unfavorable economic conditions.

These items were partially offset by:

- lower purchased power capacity costs at WPL;
- a lower effective income tax rate; and
- allowance for funds used during construction (AFUDC) from wind projects in Iowa and Wisconsin.

Non-regulated Businesses - Lower income from continuing operations in 2008 compared to 2007 was primarily due to:

- the reversal of capital loss deferred tax asset valuation allowances in 2007; and
- lower earnings from a change in purchased power agreements (PPAs) associated with the Neenah Energy Facility (NEF) in 2008.

These items were partially offset by:

- continued earnings growth at RMT's WindConnect® business as a result of its engineering and construction activities on wind projects across the United States of America (U.S.).

Alliant Energy Parent and Other - Higher income from continuing operations in 2008 compared to 2007 was primarily due to higher interest income earned on short-term investments purchased with a portion of the IPL electric transmission asset sale proceeds, which IPL distributed to the parent company in December 2007.

Refer to "Results of Operations" for additional details regarding the various factors impacting earnings during 2008, 2007 and 2006.

Operational Developments

Severe Midwest Weather - In June 2008, the Midwest experienced severe flooding that impacted the operations of several Alliant Energy companies resulting in significant property damage to generating facilities, distribution substations and railroad infrastructure, the loss of electric and steam sales and customers due to mandatory evacuations and the destruction of homes and businesses, the evacuation of and damage to various office and operational facilities, and the disruption of short haul railroad services. Alliant Energy has restored service to those customers in its service territories that are capable of receiving service and substantially completed the rebuilding and business continuity activities associated with its damaged properties except for IPL's Prairie Creek and Sixth Street Generating Stations. Alliant Energy expects its Prairie Creek Generating Station to return to full operations in the first half of 2009. Alliant Energy is currently assessing its options at the Sixth Street Generating Station relative to providing electrical production with alternative fuel sources. Alliant Energy experienced significant adverse financial impacts from the severe Midwest weather which were partially offset by property insurance proceeds expected to cover a portion of the flood losses and certain regulatory recovery mechanisms. Refer to "Severe Midwest Weather" for additional details.

Strategic Plan Developments
The strategic plan for Alliant Energy centers on an infrastructure investment program, which includes significant capital expenditures for building new electric generation to meet customer demand and renewable portfolio standards and for implementing air pollution controls at its existing fleet of electric generating facilities to meet environmental regulations. Key strategic plan developments impacting Alliant Energy during 2008 and early 2009 include:

- February 2008 - IPL received approval from the Iowa Utilities Board (IUB) to construct the Whispering Willow - East wind project in Franklin County, Iowa with capacity of up to 200 megawatts (MW).
- February 2008 - WPL received approval from the Public Service Commission of Wisconsin (PSCW) to begin implementing Advanced Metering Infrastructure (AMI) for its customers.
- March 2008 - The U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the federal Clean Air Mercury Rule to the U.S. Environmental Protection Agency (EPA) for reconsideration.
- June 2008 - Corporate Services, as agent for IPL and WPL, entered into a master supply agreement with Vestas-American Wind Technology, Inc. (Vestas) for the purchase of 500 MW of wind turbine generator sets and related equipment to support IPL's and WPL's wind generation plans.
- August 2008 - IPL received approval from the IUB for IPL's siting certificate application for Sutherland #4, a proposed 630 MW hybrid coal-fired electric generating facility in Marshalltown, Iowa.
- September 2008 - WPL received approval from the Federal Energy Regulatory Commission (FERC) to purchase Resources' 300 MW, simple-cycle, dual-fueled (natural gas/diesel) electric generating facility in Neenah, Wisconsin. WPL previously received PSCW approval in April 2008.
- October 2008 - The IUB approved IPL's Emissions Plan and Budget (EPB), which provides IPL's compliance plan and related budget to meet applicable state environmental requirements and federal air quality standards.
- December 2008 - The PSCW rejected WPL's application to construct Nelson Dewey #3, a 300 MW hybrid coal-fired electric generating facility with a preferred location in Cassville, Wisconsin.
- December 2008 - WPL's first owned and operated wind project, the 68 MW Cedar Ridge wind project, began commercial operations.
- December 2008 - The U.S. Court of Appeals for the District of Columbia Circuit reversed its July 2008 decision to vacate the Clean Air Interstate Rule (CAIR) and remanded CAIR to the EPA for reconsideration.
- February 2009 - IPL received a written order from the IUB concerning its ratemaking principles request for Sutherland #4. In its decision, the IUB established a return on common equity of 10.1% and a cost cap of $2,816 per kilowatt, excluding AFUDC. IPL requested a return on common equity of 12.55% and a cost cap of $3,483 per kilowatt, excluding AFUDC. Alliant Energy plans to review the IUB's written order with its joint partners involved in the project to determine whether to proceed with the project. A decision on the project will likely be announced in March 2009.

Refer to "Strategic Overview" and "Liquidity and Capital Resources - Environmental" for additional details regarding these and other strategic plan developments.

Regulatory Developments
Alliant Energy's utility subsidiaries, IPL and WPL, are subject to federal regulation by FERC, which has jurisdiction over wholesale electric rates, and state regulation in Iowa, Wisconsin and Minnesota for retail utility rates and standards of service. Key regulatory developments impacting Alliant Energy during 2008 and early 2009 include:

- February 2008 - The Economic Stimulus Act of 2008 (ESA) was enacted. The ESA allows a 50% bonus tax depreciation deduction for certain property that is acquired or constructed in 2008.
- April 2008 - The PSCW approved WPL's request to implement an interim electric retail rate increase (equivalent to an annual increase of $16 million) to recover anticipated increased electric fuel and purchased energy costs (fuel-related costs) for 2008. Actual WPL fuel-related costs in 2008 were lower than expected at the time interim rates were set therefore WPL anticipates refunding $23 million, including interest, to its retail electric customers in 2009.
- August 2008 - FERC approved WPL's request to implement a formula rate structure for its wholesale electric customers effective June 1, 2007. FERC also approved a settlement reached between WPL and its wholesale customers resulting in a refund of $10 million to its wholesale customers in September 2008.
- December 2008 - The PSCW approved a stipulated agreement on electric and gas retail rate changes for 2009 reached by WPL and major intervenors in WPL's 2009/2010 retail rate case. The parties agreed to hold retail electric rates flat and decrease retail gas rates by $4 million effective January 2009.
- February 2009 - The Wisconsin Senate Bill 62 (SB 62) was enacted. SB 62 contains various provisions intended to reduce the state's current budget gap. The most significant provision of SB 62 for Alliant Energy is combined reporting for corporate income taxation in Wisconsin.

- February 2009 - The American Recovery and Reinvestment Bill of 2009 (ARRB) was enacted. The ARRB extends tax credits for wind generating facilities placed into service by Dec. 31, 2012.

Refer to "Rates and Regulatory Matters" for additional details regarding these and other regulatory developments including plans to file retail rate cases in Iowa and Wisconsin in the first half of 2009.

Financing Developments
Based on its liquidity position and capital structure as of Dec. 31, 2008, Alliant Energy believes it will be able to secure the additional capital required to implement its strategic plan and to meet its long-term contractual obligations. Key financing developments impacting Alliant Energy during 2008 include:

- August 2008 - IPL's and WPL's respective shelf registration became effective, which provide them flexibility to offer up to an aggregate of $500 million and $450 million, respectively, of preferred stock and unsecured debt securities through August 2011.
- October 2008 - IPL issued $250 million of 7.25% senior debentures due 2018 and WPL issued $250 million of 7.60% debentures due 2038.
- December 2008 - Alliant Energy announced an increase in its expected 2009 annual common stock dividend to $1.50 per share, which is equivalent to a quarterly rate of $0.375 per share, beginning with the Feb. 13, 2009 dividend payment.
- December 2008 - Alliant Energy and its subsidiaries finished 2008 with a liquidity position including $537 million of available capacity under their revolving credit facilities and $347 million of cash and cash equivalents.

Refer to "Liquidity and Capital Resources" for additional details regarding these and other financing developments.

SEVERE MIDWEST WEATHER

General - In June 2008, the Midwest experienced severe flooding, tornadoes and thunderstorms that impacted the operations of several Alliant Energy companies, including IPL, WPL and Resources. The severe weather was most significant in Iowa and resulted in significant property damage to generating facilities, distribution substations and railroad infrastructure, the loss of electric and steam sales and customers due to mandatory evacuations and the destruction of homes and businesses, the evacuation of and damage to various office and operational facilities, and the disruption of short haul railroad services. Alliant Energy has restored service to those customers in its service territories that are capable of receiving service and currently expects the rebuilding and business continuity activities associated with its damaged properties to continue for several months.

Property Damage - Property damage from the severe weather was scattered throughout Alliant Energy's service territories with the most significant impacts occurring in the Cedar Rapids, Iowa area where the Cedar River crested approximately 20 feet above flood stage on June 13, 2008 exceeding the 500-year flood plain boundaries. Property damaged by the severe weather included, among other assets, the following key facilities and their contents: IPL's Prairie Creek and Sixth Street Generating Stations, IPL's general office building, IPL's electrical distribution operations center, Resources' railroad bridge over the Cedar River and several of IPL's distribution substations. In 2008, estimated retirements of utility plant damaged by the severe weather were charged to accumulated depreciation and estimates of all other assets damaged by the severe weather were charged to operating expenses. Alliant Energy will charge future costs to acquire replacement property to property, plant and equipment and future costs to repair damaged property to operating expense as these costs are incurred.

Generating Facility Impacts - IPL's Sutherland Generating Station in Marshalltown, Iowa was shutdown for approximately two weeks during June 2008 due to flooding at the facility, but has since been restored to full operations with no significant damage to the facility from the flooding. IPL's Prairie Creek and Sixth Street Generating Stations in Cedar Rapids, Iowa were also shutdown in June 2008 and have not yet returned to full operations due to significant damage to the facilities caused by the severe flooding. Alliant Energy expects its Prairie Creek Generating Station to return to full operations in the first half of 2009. In January 2009, IPL announced it did not secure the necessary long-term contracts with steam customers serviced by the Sixth Street Generating Station in order to make the investment required to rebuild such facility. Alliant Energy is currently in discussions with steam customers regarding providing short- to mid-term steam service and is assessing its options at the Sixth Street Generating Station relative to providing electrical production with alternative fuel sources.

IPL's Prairie Creek and Sixth Street Generating Stations represented approximately 270 MW, or less than 10%, of IPL's 2008 summer electric generating capability and substantially all of IPL's steam generating capability prior to their shutdown in June 2008. IPL has been procuring replacement purchased power as required while the Prairie Creek and Sixth Street Generating Stations are offline to satisfy its electric load requirements. IPL leased a limited number of small standby generating units during the 2008 summer electric peaking season to contribute to the reliability of the electric grid in the Cedar Rapids area. The incremental costs of procuring replacement purchased power and the fuel to power the leased standby generating units are charged to electric production fuel and purchased power expense and are expected to be recovered from retail electric customers in accordance with IPL's utility fuel cost recovery mechanism resulting in no material impact on IPL's electric margins. The incremental costs of leasing the small standby generating units were charged to operating expenses. Following the flooding, IPL began leasing replacement steam generating systems (natural gas-fired package boilers and water treatment systems) to produce steam to meet the demand of its steam customers in the Cedar Rapids area. In February 2009, the Prairie Creek Generating Station resumed steam generating capability allowing IPL to discontinue leasing a portion of the replacement steam generating systems. Alliant Energy expects to continue leasing the portion of the replacement steam generating system providing steam to customers previously serviced by the Sixth Street Generating Station to meet its obligations under new short-term contracts that allow IPL to recover the incremental leasing and fuel costs incurred to resume temporary steam service.

Sales Impacts - Temporary disruptions of electric and steam services associated with the severe weather caused Alliant Energy's and IPL's operating revenues to be lower than anticipated beginning in June 2008. At the peak of the disruptions caused by the severe weather, approximately 40,000 electric customers of IPL were unable to receive service. IPL also has approximately 200 steam customers in Cedar Rapids, who take high-pressure steam for production purposes or low-pressure steam for hot water and heat that lost service in June 2008 when the Prairie Creek and Sixth Street Generating Stations were shutdown. The most significant impacts of these disruptions on revenues related to several large industrial customers in the Cedar Rapids area who were unable to receive service. Alliant Energy has restored service to all customers in its service territories except approximately 2,000 customers that are not capable of receiving service as a result of damage to their properties caused by the flooding.

Insurance Coverage - Alliant Energy's property insurance policy provides coverage up to $100 million for covered flood losses, subject to a $1.5 million deductible per occurrence and certain sub-limits, most notably a $10 million sub-limit for covered losses related to temporary replacement equipment and facilities. Covered property generally includes generating assets, substations, office and operating buildings and non-fuel inventories, including costs incurred to protect, repair or replace such property. Property not covered generally includes the electric distribution system, railroad infrastructure, vehicles and fuel. In addition, Alliant Energy does not have any business interruption coverage for lost revenues from the disruption of service. At the end of each reporting period during the restoration activities, Alliant Energy plans to record a receivable for the amount of flood losses recognized to date that are recorded in operating expenses and considered probable of future recovery under the insurance policy. The offsetting credit to this receivable will be recorded to operating expenses to offset the operating expenses used to support the receivable. In addition, the offsetting credit to any insurance proceeds received that are recoveries of expenditures charged to capital accounts for restoration activities related to flood damages will be recorded to accumulated depreciation. Any expenditure for covered flood losses incurred subsequent to Alliant Energy reaching its $100 million aggregate limit or any applicable sub-limits will not be offset by any portion of the credits from insurance recoveries. In 2008, IPL received payments of $34 million for reimbursement of covered flood losses under the Alliant Energy property insurance policy. In addition, IPL recognized $26 million of receivables as of Dec. 31, 2008 for operating expenses incurred during 2008 that are expected to be reimbursed with a future property insurance payment.

Cost Recovery Mechanisms - Alliant Energy and IPL have several mechanisms to mitigate the adverse financial impacts of the severe Midwest weather. First, Alliant Energy has property insurance to cover a portion of the flood losses. Second, IPL's utility fuel cost recovery mechanism allows it to recover the cost of replacement purchased power and fuel for standby generating units from its electric customers. Third, IPL has entered into new short-term contracts with a portion of its steam customers that allow IPL to recover the incremental costs incurred for natural gas-fired package boilers and water treatment systems required to resume steam service. Finally, Alliant Energy is evaluating regulatory options for cost recovery of any remaining costs from the severe Midwest weather not covered by the recovery mechanisms above.

Financial Impacts - The total cost of the severe weather in June 2008 was approximately $200 million for 2008. These costs are largely due to the operating and capital expenditures required to restore operations, expenditures for replacement purchased power due to generating facility outages and lost operating margins due to disruptions in electric and steam service. Based on the financial impacts of the severe weather in June 2008 and the cost recovery mechanisms noted above, Alliant Energy's 2008 utilities earnings decreased by approximately $0.23 per share primarily due to reductions in electric and steam margins from disruptions in service caused by the severe flooding in the Cedar Rapids area and operating expenses for restoration activities that may not be recoverable from cost recovery mechanisms. Alliant Energy's 2008 capital expenditures increased by approximately $70 million associated with rebuilding activities following the severe flooding. Alliant Energy does not believe additional expenditures for restoration activities and loss of revenues from service disruptions associated with the severe flooding will have a significant impact on its liquidity given its current liquidity position and the cost recovery mechanisms noted above, most notably the remaining anticipated proceeds from the property insurance policy. The financial impacts of the severe weather in June 2008 did not have a material impact on WPL's or Resources' results of operations and cash flows. Alliant Energy anticipates financial impacts in 2009 from restoration activities associated with the severe Midwest weather, but is currently unable to determine what these impacts will be on its financial condition, results of operations or cash flows due to several uncertainties, most notably the timing and nature (operating versus capital) of expenditures for restoration activities that may not be recoverable from cost recovery mechanisms and uncertainties regarding the future options for IPL's Sixth Street Generating Station.

STRATEGIC OVERVIEW

Summary - Alliant Energy's corporate strategy focuses on the execution of its infrastructure investment program, while meeting or exceeding customers' and regulators' expectations regarding reliability, availability, customer service and community support. The infrastructure investment program reflects a balanced approach to meeting the needs of its customers, shareowners and the environment and includes the following key components:

- **New electric generating facilities** - The infrastructure investment program includes building or acquiring several electric generating facilities to meet customer demand and renewable portfolio standards, reduce reliance on purchased power and mitigate any impacts of future plant retirements. Alliant Energy's proposed new electric generating facilities have a diversified fuel mix and currently include several wind projects in the Midwest, two natural gas-fired generating facilities in Wisconsin and the Sutherland #4 generating facility, which would burn coal and biomass. Alliant Energy believes a diversified fuel mix for new electric generating facilities is important to meeting the needs of its customers, shareowners and the environment while preparing for a potentially carbon constrained environment in the future. Additional details of new electric generating facilities are included in "Utility Generation Plan" below.
- **New air pollution controls** - The infrastructure investment program also includes implementing air pollution controls at IPL's and WPL's existing fleet of electric generating facilities to meet current and proposed environmental regulations issued by the EPA and state environmental agencies. Alliant Energy's new air pollution controls are expected to significantly reduce future emissions of nitrogen oxide (NOx), sulfur dioxide (SO2) and mercury at its generating facilities after they have been implemented. Additional details regarding proposed new air pollution controls are included in "Multi-emission Compliance Plan" below.
- **Energy efficiency and conservation** - Lastly, the infrastructure investment program includes installing AMI in IPL's and WPL's utility service territory and other initiatives to promote energy efficiency and conservation. AMI technology is expected to improve customer service, enhance energy management initiatives and provide operational savings through increased efficiencies. Alliant Energy has completed its initial limited AMI deployment by installing over 120,000 AMI electric meters and gas modules in its WPL service territory as of Dec. 31, 2008. Alliant Energy currently plans to fully install AMI through a phased approach from 2008 through 2012 at total cost of approximately $200 million.

Financing the Infrastructure Investment Program - Alliant Energy is committed to maintaining sustained, long-term strong financial performance with a strong balance sheet and credit ratings. Alliant Energy believes strong financial performance will help ensure access to capital markets at reasonable costs to finance the significant capital expenditures required for its infrastructure investment program. Refer to "Liquidity and Capital Resources - Cash Flows - Investing Activities - Construction and Acquisition Expenditures" for details of anticipated capital expenditures and financing plans for the infrastructure investment program.

Favorable Laws for New Electric Generation - Laws in Iowa (HF 577) and Wisconsin (Act 7) provide utility companies in those states with the ability to receive rate making principles - and resulting increased regulatory and investment certainty - prior to making certain significant investments in new generation. These laws contribute towards the execution of the infrastructure investment program by enabling Alliant Energy to pursue additional generation investments in its utility businesses to serve its customers that may provide shareowners with greater certainty regarding the returns on these investments. Refer to "Rates and Regulatory Matters - Rate Making Principles for New Electric Generating Facilities" for additional information on these laws.

Business Platforms - Alliant Energy's operations are segregated into two platforms for its utility business and non-regulated businesses. Alliant Energy expects its utility business to provide the majority of its earnings and cash flows in the future and the larger share of its long-term earnings growth through the execution of its strategic plan. Alliant Energy plans to maintain its current portfolio of non-regulated businesses following the divestiture of certain businesses during the past six years.

Utilities as Primary Business Platform - The strategic plan for Alliant Energy's utility operations is concentrated on: 1) building and maintaining the generation and infrastructure necessary to provide Alliant Energy's utility customers with safe, reliable and environmentally responsible energy service; 2) earning returns authorized by its regulators; and 3) controlling costs to mitigate potential rate increases. Alliant Energy utilizes a comprehensive Lean Six Sigma program to assist it in controlling costs through the generation of cost savings and operational efficiencies.

Focused Approach to Non-regulated Operations - The strategic plan for Alliant Energy's non-regulated operations involves maintaining a portfolio of businesses that are accretive to earnings but not significant users of capital.

Utility Generation Plan - Alliant Energy reviews and updates, as deemed necessary and in accordance with regulatory requirements, its utility generation plan to address various external factors. Some of these external factors include regulatory decisions regarding proposed projects, availability and cost effectiveness of different generation technologies, market conditions for obtaining financing, developments related to federal and state renewable portfolio standards, environmental requirements for new generation, changes in long-term projections of customer demand and federal and state tax incentives. The following provides details of generation projects completed in 2008 and generation projects denied by regulators in 2008 and updates regarding various generation projects under construction or pending regulatory agency approvals.

Generation Projects Completed in 2008

Cedar Ridge - In December 2008, WPL's 68 MW Cedar Ridge wind project located in Fond du Lac County, Wisconsin began commercial operation. Total project costs for Cedar Ridge were $149 million, excluding AFUDC, as of Dec. 31, 2008. In May 2007, WPL received approval from the PSCW to construct the project, however, WPL did not accept the PSCW's Act 7 decision, which included a return on common equity of 10.50% compared to WPL's requested return on common equity of 12.90%. Instead, WPL is utilizing traditional rate making procedures for the recovery of and return on its capital costs for this wind project.

Generation Projects Denied in 2008

Nelson Dewey #3 - In February 2007, WPL filed a Certificate of Public Convenience and Necessity (CPCN) application with the PSCW for approval to proceed with construction of a new facility at a preferred site adjacent to the existing Nelson Dewey Generating Station (Nelson Dewey) in Cassville, Wisconsin. In December 2008, the PSCW issued a written order denying WPL's Nelson Dewey #3 CPCN application. In its written order, the PSCW acknowledged WPL's need for additional electric generating capacity and recommended WPL consider alternatives to its proposed facility in Cassville, Wisconsin. As a result of this order, WPL is currently evaluating alternatives for its long-term generation needs in Wisconsin. As of Dec. 31, 2008, Alliant Energy had $36 million of capitalized expenditures for Nelson Dewey #3 recorded in "Other assets - regulatory assets" on its Consolidated Balance Sheet. WPL will be pursuing rate recovery for these expenditures. Refer to "Rates and Regulatory Matters - Rate Making Principles for New Electric Generating Facilities - Preliminary Survey and Investigation Charges and Pre-construction Expenditures" for details of rate recovery for WPL's capitalized expenditures for Nelson Dewey #3.

Generation Projects Under Construction or Pending Regulatory Agency Approvals
The current utility generation plan for Alliant Energy through 2014 is as follows (Not Applicable (N/A); To Be Determined (TBD)):

Primary Generation Type	Project Name / Location	Capacity (MW)	Expected Availability Date	Cost Estimate (a)	Current Capitalized Costs (b)	Actual / Expected Regulatory Decision Date
IPL:						
Wind	Whispering Willow - East Franklin County, IA	200	Late 2009 or early 2010	$400 - $450	$182	February 2008
Coal	Sutherland #4 Marshalltown, IA	350	First half of 2014	1,200 - 1,300	30	Second quarter of 2009
WPL:						
Natural gas/ diesel	Neenah Energy Facility Neenah, WI	300	2009	95	N/A	September 2008
Wind	Bent Tree Freeborn County, MN	200	2010	425 - 475	1	Second quarter of 2009
Wind	TBD	200	By 2013	TBD	--	TBD
Natural-gas	Riverside Energy Center Beloit, WI	600	2013	365 - 375	N/A	2012 - 2013
					$213	

(a) Cost estimates represent IPL's or WPL's estimated portion of the total escalated construction and acquisition expenditures in millions of dollars and exclude AFUDC, if applicable. WPL expects the purchase price for the Neenah facility to be based on the book value of the facility on the transfer date.
(b) Costs represent capitalized expenditures in millions of dollars as of Dec. 31, 2008, including costs recorded in "Construction work in progress" (CWIP) and "Other assets - regulatory assets" on the Consolidated Balance Sheet and excluding AFUDC, if applicable. Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for additional details of costs recorded in "Other assets - regulatory assets."

Whispering Willow - In 2007, IPL acquired approximately 500 MW of wind site capacity in Franklin County, Iowa referred to as the Whispering Willow wind project. In February 2008, IPL received approval from the IUB to construct a wind project with capacity of up to 200 MW, which includes a return on common equity of 11.7% and a 25-year depreciable life. The advanced rate making principles for this project, as approved by the IUB, included a predetermined level, or "cost cap," for construction costs. If final construction costs for the project exceed this cost cap, IPL will be required to demonstrate the construction costs above the cost cap are prudent and reasonable in order to recover the additional costs in electric rates. In June 2008, Corporate Services, as agent for IPL and WPL, entered into a master supply agreement with Vestas for the purchase of 500 MW of wind turbine generator sets and related equipment. In December 2008, IPL executed project documents pursuant to the master supply agreement for 200 MW of wind turbine generator sets and related equipment for the initial phase of the Whispering Willow wind project, known as the Whispering Willow - East wind project.

Future development of the balance of the wind project will depend on numerous factors such as renewable portfolio standards and availability of wind turbines. As of Dec. 31, 2008, IPL's capitalized costs related to the additional approximate 300 MW of capacity were $17 million.

Sutherland #4 - The site of the proposed 630 MW coal-fired electric generating facility, which also includes an additional 19 MW equivalent of steam cogeneration for use by nearby industries, is adjacent to the existing Sutherland Generating Station (Sutherland) in Marshalltown, Iowa. In November 2007, IPL, Central Iowa Power Cooperative (CIPCO) and Corn Belt Power Cooperative (Corn Belt) signed a joint operating agreement for joint ownership in the proposed facility. IPL expects to utilize up to 350 MW of output, while CIPCO and Corn Belt will each utilize 100 MW of output. In January 2008, seven participating members of the North Iowa Municipal Electric Cooperative Association entered into agreements for joint ownership in the proposed facility and expect to utilize 16.5 MW of output in aggregate. In January 2009, an additional participating member of the North Iowa Municipal Electric Cooperative Association entered into an agreement for joint ownership in the proposed facility and expects to utilize 5 MW of output. The cost estimate for Sutherland #4 of $1.2 billion to $1.3 billion noted in the table above reflects IPL's utilization of 350 MW of output or approximately $3,500 per kilowatt, excluding AFUDC. IPL selected KBV Sutherland Power Constructors, a joint venture between Black and Veatch

Construction, Inc. and Kiewit Power Constructors Company, to provide engineering, procurement and construction services for the proposed expansion. The proposed facility would utilize super critical pulverized coal technology and a hybrid coal and biomass fuel capability.

In August 2008, IPL received final approval from the IUB, subject to certain conditions, for IPL's siting certificate application for the proposed facility. These certain conditions include: 1) IPL to periodically review the viability of carbon capture and sequestration technology for the proposed facility with the IUB; 2) IPL to ensure 5% of the facility's heat input value is produced from biomass within two years of commercial operation and 10% of the heat input value is produced from biomass within five years of commercial operation; and 3) IPL to own or have rights to 500 MW of Iowa renewable generating capacity and associated energy production by 2013, with that amount increasing by 60 MW per year to a total of 800 MW by 2018, and thereafter increasing by 80 MW per year to a total of 1,600 MW of Iowa renewable generating capacity and associated energy production by 2028. These targets are based on the amount of wind generation capacity (assuming an average 40% capacity factor) that would be required to supply 10% of IPL's forecasted annual energy in 2013, 15% in 2018, and 23% in 2026. The results achieved toward the 5% and 10% biomass fuel input requirements described above will be allowed to satisfy part of IPL's renewable capacity requirement in the IUB's approval. The IUB's decision to grant certification for construction is also contingent upon IPL receiving all necessary regulatory approvals and permits related to the proposed facility, including approval of an air permit. IPL expects to receive a decision from the Iowa Department of Natural Resources (DNR) on its air permit for the proposed facility in the second quarter of 2009.

In February 2009, IPL received a written order from the IUB concerning its ratemaking principles request filed in March 2008. In its decision, the IUB established a return on common equity of 10.1% and cost cap of $2,816 per kilowatt, excluding AFUDC, for the project. IPL requested a return on common equity of 12.55% and cost cap of $3,483 per kilowatt, excluding AFUDC, in its March 2008 filing. IPL's ratemaking principles request also included the following proposed changes to its generation fleet to permanently reduce greenhouse gas (GHG) emissions:

- Retire IPL's coal-fired Units 2 and 3 at the Lansing Generating Station once Sutherland #4 begins operations
- Permanently switch the fuel source of all of IPL's Dubuque Generating Station Units from coal to natural gas once Sutherland #4 begins operations
- Utilize renewable resource fuels (such as switch grass, waste wood and corn stalks) at Sutherland #4 for up to 10% of total fuels, depending on regulatory requirements

These proposals, together with the impact of IPL's energy efficiency programs and Whispering Willow - East wind project, are projected to result in reductions in GHG emissions that more than offset the GHG emissions from Sutherland #4. These proposed changes to IPL's generating fleet are contingent upon IPL and its partners completing the Sutherland #4 project.

Alliant Energy plans to review the IUB's written order with its joint partners involved in the project to determine whether to proceed with the project. A decision on the project will likely be announced in March 2009.

<u>Neenah Energy Facility</u> - In September 2008 and April 2008, WPL received approval from FERC and the PSCW, respectively, to purchase Resources' 300 MW, simple-cycle, dual-fueled (natural gas/diesel) electric generating facility in Neenah, Wisconsin. WPL intends to replace the output currently obtained under the RockGen Energy Center (RockGen) PPA with output from NEF. WPL currently plans to acquire NEF effective June 1, 2009, which coincides with the expected termination of WPL's RockGen PPA scheduled for May 31, 2009.

<u>Bent Tree</u> - In April 2008, WPL announced it entered into a letter of intent to purchase a 400 MW wind project site in Freeborn County, Minnesota. WPL currently anticipates the purchase of the site to be complete in the first half of 2009. In June 2008, WPL filed a CPCN application with the PSCW and a Certificate of Need application with the Minnesota Public Utilities Commission (MPUC) to develop 200 MW of this capacity beginning in 2009. In June 2008, WPL also filed a Site Permit application with the MPUC for a multi-phase 400 MW facility, with the first phase consisting of a 200 MW wind project beginning in 2009. In September 2008, the PSCW determined that the CPCN statute does not apply to out-of-state projects and that the Bent Tree wind project will be processed under the Certificate of Authority (CA) statute. WPL expects the PSCW to issue a ruling on its application in the second quarter of 2009. WPL also expects the MPUC to issue a decision on the Site Permit and Certificate of Need applications in the second quarter of 2009. In June 2008, Corporate Services, as agent for IPL and WPL, entered into a master supply agreement with Vestas for the purchase of 500 MW of wind turbine generator sets and related equipment. WPL anticipates utilizing 200 MW of wind turbine generator sets and related equipment under the master supply agreement for the initial phase of the Bent Tree wind project. WPL expects to use traditional rate making procedures for the recovery of and return on its capital costs for the 200 MW of capacity. The expected commercial operation date is subject to the timing of pending regulatory approvals, completion of the purchase of the site and execution of a transmission interconnect agreement. Future development of the balance of the wind project will depend on numerous factors such as renewable portfolio standards and availability of wind turbines.

Riverside Energy Center (Riverside) - WPL has a PPA with a subsidiary of Calpine Corporation related to Riverside that extends through May 31, 2013 and provides WPL the option to purchase Riverside at the end of the PPA term. For planning purposes, WPL is currently assuming it will exercise its option to purchase Riverside, a 600 MW natural-gas fired electric generating facility in Beloit, Wisconsin, to replace the output currently obtained under the PPA.

Multi-emission Compliance Plan - Alliant Energy has developed multi-emission compliance plans to ensure cost effective compliance with current and proposed environmental regulations expected to significantly reduce future emissions of NOx, SO2 and mercury at its generating facilities. Details of these current and proposed environmental regulations are discussed in "Liquidity and Capital Resources - Environmental." The current multi-emission compliance plans for IPL and WPL includes investments in air pollution controls for their respective electric generating facilities as well as purchases of emission allowances. Alliant Energy reviews and updates, as deemed necessary and in accordance with regulatory requirements, its multi-emission compliance plans to address various external factors. Some of these external factors include regulatory decisions regarding proposed air pollution control projects, developments related to environmental regulations, availability and cost effectiveness of different emission reduction technologies, market prices for emission allowances, market conditions for obtaining financings and federal and state tax incentives. The following provides details of capital expenditure estimates for air pollution control projects included in Alliant Energy's current multi-emission compliance plans (in millions):

Emissions	Primary	Current Estimated Capital Expenditures				
Controlled	Technology (a)	2009	2010	2011	2012 - 2019	Total
IPL:						
Mercury	Baghouse/Carbon Injection	$65	$25	$80	$215-$255	$385-$425
NOx	Selective Catalytic Reduction	35	15	--	170-210	220-260
SO2	Scrubber	--	--	--	230-270	230-270
		100	40	80	615-735	835-955
WPL:						
Mercury	Baghouse/Carbon Injection	10	80	135	285-325	510-550
NOx	Selective Catalytic Reduction	20	80	70	50-70	220-240
SO2	Scrubber	5	40	105	90-130	240-280
		35	200	310	425-525	970-1,070
Alliant Energy		$135	$240	$390	$1,040-$1,260	$1,805-$2,025

These capital expenditure estimates represent IPL's or WPL's respective portion of the total escalated capital expenditures and exclude AFUDC, if applicable. Resources' capital expenditures are not expected to be significant at its two Wisconsin natural-gas fired generating facilities that will be subject to CAIR compliance requirements. Capital expenditure estimates are subject to change based on future changes to plant specific costs of air pollution control technologies and air quality rules.

(a) Baghouse/Carbon Injection is a post-combustion process that injects carbon particles into the stream of gases leaving the generating facility boiler to facilitate the capture of mercury in filters or bags. A baghouse / carbon injection process can remove more than 85% of mercury emissions.
Selective Catalytic Reduction (SCR) is a post-combustion process that injects ammonia or urea into the stream of gases leaving the generating facility boiler to convert NOx emissions into nitrogen and water. The use of a catalyst enhances the effectiveness of the conversion enabling NOx emissions reductions of up to 90%.
Scrubber is a post-combustion process that injects lime or lime slurry into the stream of gases leaving the generating facility boiler to remove SO2 and capture it in a solid or liquid waste by-product. A scrubber typically removes more than 90% of the SO2 emissions regardless of generating facility boiler type or design.

Air Pollution Control Projects Under Construction

Lansing Generating Station Unit 4 (Lansing Unit 4) - In 2008, IPL announced plans to install a SCR system and baghouse at Lansing Unit 4 to reduce NOx and mercury emissions, respectively, at the generating facility. The SCR system for Lansing Unit 4 was included in IPL's Amended EPB approved by the IUB in November 2007. The baghouse for Lansing Unit 4 was included in IPL's EPB approved by the IUB in October 2008. Total capital expenditures, excluding AFUDC, for the Lansing Unit 4 air pollution controls are currently estimated to be $195 million ($100 million for controls to reduce NOx and $95 million for controls to reduce mercury). As of Dec. 31, 2008, Alliant Energy had $40 million of capitalized expenditures for the SCR system at Lansing Unit 4 recorded in "CWIP" on its Consolidated Balance Sheet. Remaining capital expenditures for Lansing Unit 4's air pollution controls are included in the above estimates for Alliant Energy's and IPL's multi-emission compliance plans. The SCR system and baghouse at Lansing Unit 4 are expected to be completed by the second quarter of 2010.

Air Pollution Control Projects Submitted for PSCW Approval
Nelson Dewey - In 2007, WPL filed a construction application with the PSCW to install a scrubber and baghouse at the two existing units at Nelson Dewey to reduce SO2 and mercury emissions, respectively, at the generating facility. Total capital expenditures, excluding AFUDC, for the Nelson Dewey air pollution controls are currently estimated to be $200 million ($80 million for controls to reduce SO2 and $120 million for controls to reduce mercury) and are included in the above estimates for Alliant Energy's and WPL's multi-emission compliance plans.

Edgewater Generating Station Unit 5 (Edgewater Unit 5) - In the fourth quarter of 2008, WPL filed a construction application with the PSCW to install a SCR system at Edgewater Unit 5 to reduce NOx emissions at the facility. Total capital expenditures, excluding AFUDC, for the SCR at Edgewater Unit 5 are currently estimated to be $115 million and are included in the above estimates for Alliant Energy's and WPL's multi-emission compliance plans.

RATES AND REGULATORY MATTERS

Overview - Alliant Energy has two utility subsidiaries, IPL and WPL. Alliant Energy's utility subsidiaries are subject to federal regulation by FERC, which has jurisdiction over wholesale electric rates, electric transmission and certain natural gas facilities, and state regulation in Iowa, Wisconsin and Minnesota for retail utility rates and standards of service. Such regulatory oversight also covers IPL's and WPL's plans for construction and financing of new generation facilities and related activities.

Utility Rate Cases - Details of Alliant Energy's rate cases impacting its historical and future results of operations are as follows (dollars in millions; Electric (E); Gas (G); Not Applicable (N/A); To Be Determined (TBD); Fuel-related (F-R); Fourth Quarter (Q4)):

Rate Case	Utility Type	Filing Date	Increase Requested	Interim Increase Granted (a)	Interim Effective Date	Final Increase (Decrease) Granted (a)	Final Effective Date	Return on Common Equity
WPL:								
2008 Retail (F-R)	E	Mar-08	$16	$16	Apr-08	N/A	N/A	N/A
2009/2010 Retail	E/G	Feb-08	92	N/A	N/A	($4)	Jan-09	N/A
2008 Retail	E	Apr-07	26	N/A	N/A	26	Jan-08	N/A
2007 Wholesale	E	Sep-06	(b)	(b)	(b)	(b)	Jun-07	10.90%
2007 Retail	E/G	Mar-06	96	N/A	N/A	34	Jan-07	10.80%
2005 Retail (F-R)	E	Aug-05	96	96	Q4 '05	54	Sep-06	N/A
IPL:								
2005 MN Retail	E	May-05	5	3	Jul-05	1	May-06	10.39%

(a) Interim rate relief is implemented, subject to refund, pending determination of final rates. The final rate relief granted replaces the amount of interim rate relief granted.
(b) Refer to "WPL's 2007 Wholesale Rate Case" below for additional information.

WPL's 2008 Fuel-related Retail Rate Case - In March 2008, WPL filed a request with the PSCW to increase annual retail electric rates by $16 million to recover anticipated increased electric fuel and purchased energy costs (fuel-related costs). Actual fuel-related costs through February 2008, combined with projections of continued higher fuel-related costs for the remainder of 2008, significantly exceeded the amounts being recovered in retail electric rates at the time of the filing. In the second quarter of 2008, WPL received an order from the PSCW authorizing the requested $16 million interim increase, subject to refund, effective in April 2008.

Fuel-related costs incurred by WPL in 2008 subsequent to the implementation of the interim rate increase were significantly lower than anticipated resulting in refunds owed to its retail electric customers. In January 2009, WPL received approval from the PSCW to pay an $18 million interim refund to retail electric customers in the first quarter of 2009. In February 2009, WPL also filed a final fuel refund report, including interest less the interim refund amount, resulting in a final residual refund of $5 million in addition to the interim refund. Pending PSCW approval, WPL will refund the remaining $5 million, including interest, in the second quarter of 2009. As of Dec. 31, 2008, WPL reserved $23 million, including interest, for refunds anticipated to be paid to its retail electric customers based upon its estimate of the final order. WPL anticipates receiving the final order from the PSCW in the first quarter of 2009 and completing any remaining refunds in the second quarter of 2009.

WPL's 2009/2010 Retail Rate Case - In February 2008, WPL filed a request with the PSCW to increase current retail electric rates by $93 million, or approximately 9%, and reduce current retail gas rates by $1 million, or approximately 1%, effective Jan. 1, 2009. The electric request was based on a 2009 test year with approval to reopen the case to address limited cost drivers for 2010. The electric request reflected recovery for increased projected spending on electric generation infrastructure, environmental compliance and stewardship, enhanced investment in renewable energy projects, stepped-up customer energy efficiency and conservation efforts, and related electric transmission and distribution costs. The gas request was based on an average of 2009 and 2010 projected costs. The request was based on the previously authorized return on common equity of 10.80%.

Through the course of the PSCW audit, the 2009 request was updated for various new cost estimates and removal of capital projects that had not yet been approved by the PSCW. These projects include Bent Tree, Nelson Dewey #3 (subsequently rejected by the PSCW in December 2008) and various environmental compliance projects. Any projects that receive approval in 2009 are expected to be included in a planned 2010 test year base rate case. In December 2008, WPL and major intervenors in the case reached a stipulated agreement on electric and gas rate changes for 2009. The parties agreed to hold retail electric rates flat and decrease retail gas rates by $4 million. The stipulated agreement also included a provision that authorizes WPL to defer, and record carrying costs on, the retail portion of pension and benefit costs in excess of $4 million, any change in the retail portion of network wheeling costs charged by ATC that is different than $82 million and any change in the retail portion of emission allowance expense that is different than $2 million. In addition, the stipulated agreement included the recovery of $9 million over a two-year period for pre-certification costs related to the Nelson Dewey #3 project that had been incurred through December 2007. Lastly, the stipulated agreement provides an option for WPL to file for a full 2010 test year rate case, instead of the limited reopener that was part of the original rate case filing. The PSCW approved the stipulations in December 2008.

WPL's 2008 Retail Rate Case - In April 2007, WPL filed a request with the PSCW to reopen its 2007 retail rate case for the limited purpose of increasing electric retail rates in an amount equal to deferral credits that were fully amortized on Dec. 31, 2007. WPL also requested clarification that it is authorized to record AFUDC on all CWIP balances in excess of the CWIP balance included in the 2007 test year. In November 2007, the PSCW issued a final written order approving an annual electric retail rate increase of $26 million effective Jan. 1, 2008 and approving WPL's requested clarification regarding AFUDC and CWIP.

WPL's 2007 Wholesale Rate Case - In December 2006, WPL received an order from FERC authorizing an interim rate increase, subject to refund, effective June 1, 2007 related to WPL's request to implement a formula rate structure for its wholesale electric customers. In February 2008, final written agreements were filed with FERC that contained a settlement between WPL and its wholesale customers, of the issues identified in WPL's filing requesting the formula rate structure. In August 2008, FERC approved the settlement and the implementation of settlement rates effective June 1, 2008. During the period the interim rate increase was effective from June 1, 2007 to May 31, 2008, WPL over-recovered $10 million, including interest, from its wholesale customers. In September 2008, WPL refunded the $10 million to its wholesale electric customers.

WPL's 2007 Retail Rate Case - In January 2007, WPL received an order from the PSCW approving a net increase in electric and gas retail rates of $34 million effective in January 2007. The final increase granted was lower than the increase requested largely due to a decrease in forecasted fuel and purchased energy costs for the 2007 test period. The PSCW approval included a regulatory capital structure with 54% equity (compared to 59% requested), a return on common equity of 10.80% (compared to 11.20% requested) and lengthened certain regulatory asset amortization periods. The regulatory capital structure approved by the PSCW was determined by adjusting WPL's financial capital structure by approximately $200 million (compared to $330 million requested) of imputed debt largely from the Kewaunee Nuclear Power Plant (Kewaunee) and Riverside PPAs. The lower imputed debt adjustment than requested was primarily the result of the PSCW denying WPL's request to include the Sheboygan Falls Energy Facility (SFEF) lease in the regulatory capital structure calculation. In addition, as a result of a PSCW audit of plant costs, the PSCW determined that WPL should have used an after-tax AFUDC rate instead of a pre-tax AFUDC rate. WPL has made the required entries in 2007 to reflect this change and will record AFUDC at the after-tax rate for future retail jurisdiction construction projects.

Pursuant to the January 2007 order, WPL was allowed recovery of a portion of the previously deferred loss associated with the sale of Kewaunee in July 2005 and recovery of previously deferred costs associated with the extension of the unplanned outage at Kewaunee prior to the sale. The PSCW order included recovery of $23 million of these deferred costs through increased retail electric rates charged by WPL over a two-year recovery period ending December 2008.

The January 2007 PSCW order also approved modifications to WPL's gas performance incentive sharing mechanism. Beginning in 2007, 35% of all gains and losses from WPL's gas performance incentive sharing mechanism were to be retained by WPL, with the remaining 65% refunded to or recovered from customers. The January 2007 PSCW order also directed WPL to work with PSCW staff to help the PSCW determine if it may be necessary to reevaluate the current benchmarks for WPL's gas performance incentive sharing mechanism or explore a modified one-for-one pass through of gas costs to retail customers. In October 2007, the PSCW issued an order providing WPL the option to choose to utilize a modified gas performance incentive sharing mechanism or switch to a modified one-for-one pass through of gas costs to retail customers using benchmarks. WPL evaluated the alternatives and chose to implement the modified one-for-one pass through of gas costs, which became effective Nov. 1, 2007.

In May 2007, WPL notified the PSCW that its actual average fuel-related costs for the month of March 2007 had fallen below the monthly fuel monitoring range set in WPL's 2007 retail rate case and that projected average fuel-related costs for 2007 could be below the annual monitoring range to an extent that would warrant a decrease in retail electric rates. WPL's notification also included a request for the PSCW to set WPL's retail electric rates subject to refund. In June 2007, the PSCW issued an order approving WPL's request to set retail electric rates subject to refund effective June 1, 2007. In August 2007, WPL received approval from the PSCW to refund to its retail electric customers any over-recovery of retail fuel-related costs during the period June 1, 2007 through Dec. 31, 2007. As of Dec. 31, 2008, WPL estimated the over-recovery of retail fuel-related costs during this period to be $22 million, including interest. WPL refunded to its retail electric customers $4 million in 2007 and $16 million in 2008. As of Dec. 31, 2008, WPL reserved $2 million for the remaining refund amounts, including interest, anticipated to be paid to its retail electric customers in the second quarter of 2009. WPL expects to receive the PSCW's decision on the remaining refund amount in the first quarter of 2009.

WPL's 2005 Fuel-related Retail Rate Case - In September 2006, the PSCW approved a settlement agreement submitted by WPL and intervenors that established final fuel-related retail rates at a level reflective of actual fuel costs incurred from July 1, 2005 through June 30, 2006. The approval also allowed previously deferred, incremental purchased power energy costs associated with coal conservation efforts at WPL due to coal delivery disruptions to be included in the actual fuel costs and resolved all issues in the rate case regarding risk management activities and forecasting methodologies. WPL refunded $36 million to customers in October 2006 related to amounts collected in excess of final rates through June 2006. As part of the settlement, WPL also agreed to refund any over-collection of fuel costs in the second half of 2006. In June 2007, the PSCW approved a $3 million refund, including interest, to WPL's retail customers related to the over-collection of retail fuel-related costs during the second half of 2006. WPL completed the refund in August 2007.

Planned Utility Rate Cases in 2009 - IPL expects to file an Iowa retail electric rate case in March 2009 based on a 2008 historical test period. The key drivers for the filing include recovery of investments in reliability and emissions controls, anticipated increases in electric transmission service expenses and retirement plan costs, known changes in retail electric demand and expenditures associated with the winter storms in 2007 and severe flooding in 2008. Any rate changes are expected to be implemented in two phases with interim rates effective approximately 10 days after the filing and final rates effective approximately nine months later.

WPL expects to file a retail electric and gas rate case in April 2009 based on a 2010 forward-looking test period. The key drivers for the filing include recovery of investments in reliability and emissions controls, deferred retirement plan costs and changes in retail electric demand forecasts as a result of the economy. WPL also expects the rate case to address various policy initiatives such as electric and gas decoupling for residential and small commercial customers, expanded energy efficiency initiatives and incentive mechanisms for managing gas commodity costs. Any rate changes granted are expected to be effective in January 2010. WPL does not plan to request emergency rate relief for 2009.

Other Utility Rate Case Information - With the exception of recovering a return on additions to IPL's and WPL's infrastructure, a significant portion of the rate increases included in the above table reflect a reduction in the amortization of deferred credits or the recovery of increased costs incurred or expected to be incurred by IPL and WPL. Thus, increases in revenues from rate increases are not expected to result in a significant increase in net income to either IPL or WPL, as applicable.

Authorized Return on Equity - At Dec. 31, 2008, IPL's and WPL's most recently authorized return on common equity for each of its key jurisdictions were as follows:

IPL's Jurisdictions	Authorized Return on Common Equity	WPL's Jurisdictions	Authorized Return on Common Equity
Iowa retail (IUB):		**Wisconsin retail (PSCW):**	
Electric - Emery generation project	12.23%	Electric	10.80%
Electric - Other	10.70%	Gas	10.80%
Gas	10.40%	**Wholesale (FERC):**	
Minnesota retail (MPUC):		Electric	10.90%
Electric	10.39%		
Gas	10.80%		

Rate Making Principles for New Electric Generating Facilities - Iowa and Wisconsin each have laws (HF 577 in Iowa and Act 7 in Wisconsin) that allow a public utility that proposes to purchase or construct an electric generating facility in its respective state to apply to its state regulatory commission for an order that specifies in advance the rate making principles that the state regulatory commission will apply to certain electric generating facility costs in future rate making proceedings. Both of these laws are designed to give utilities in these states more regulatory certainty, including providing utilities with a fixed rate of return and recovery period for these investments, when financing electric generation projects. However, the regulatory approval process to build new generation is different between the state jurisdictions as noted below. IPL and WPL may utilize the rate making principles included in HF 577 and Act 7, respectively, for some of the electric generating facilities included in Alliant Energy's utility generation plan. Refer to "Strategic Overview - Utility Generation Plan" for additional details of Alliant Energy's utility generation plan including discussion of the PSCW's May 2007 decision regarding WPL's application for advance rate making principles for its Cedar Ridge wind project (WPL subsequently did not accept the PSCW's decision), the IUB's February 2008 decision regarding IPL's application for advance rate making principles for its 200 MW Whispering Willow - East wind project and the IUB's February 2009 decision regarding IPL's application for advance rate making principles for its proposed coal-fired generating facility in Marshalltown, Iowa. WPL expects to use traditional rate making procedures for the recovery of and return on its capital costs for the 200 MW Bent Tree wind project.

Iowa - Under HF 577 in Iowa, the IUB is required to issue, prior to the start of construction, advance rate making principles for certain electric generating facilities located in Iowa including new base-load (primarily defined as nuclear or coal-fired generation) facilities with a capacity of 300 MW or more, combined-cycle natural gas-fired facilities of any size and renewable generating resources, such as wind facilities, of any size. The ratemaking principles proceeding can be filed simultaneously or separately from the utility's application for an IUB-issued generating facility Certificate of Public Convenience, Use and Necessity (GCU Certificate). A GCU Certificate is required for construction approval of any new electric generating facility located in Iowa with 25 MW or more of capacity. The IUB's advance rate making principles decision will be applied to the facility's construction, unless the utility withdraws its GCU Certificate application. The IUB shall issue the advance rate making principles if the IUB finds that the requesting utility has an energy efficiency plan in effect and that the utility has demonstrated that the generating facility is reasonable when compared to other feasible alternative sources of supply.

Wisconsin - Under Act 7 in Wisconsin, a utility seeking to construct an electric generating facility has the option to seek advance rate making treatment for that facility. A Wisconsin utility therefore is not obligated to file for advance rate making principles. Also, under Act 7 a utility can proceed with an approved project under traditional rate making if the terms of the PSCW order on the advance rate making principles are viewed as unsatisfactory to the utility. A CA application is required to be filed with the PSCW for the construction approval of any new electric generating facility located in Wisconsin with a capacity of less than 100 MW or any new electric generating facility located outside of Wisconsin. A CPCN application is required to be filed with the PSCW for construction approval of any new electric generating facility located in Wisconsin with a capacity of 100 MW or more. In both situations, construction may not commence until the PSCW has granted approval based on a finding that the project is in the public interest. In addition, WPL's ownership and operation of electric generating facilities located outside of Wisconsin to serve Wisconsin customers is subject to retail utility rate regulation by the PSCW.

AFUDC - New electric generating facilities require large outlays of capital and long periods of time to construct resulting in significant financing costs. Financing costs incurred by utilities during construction are generally included as part of the CWIP cost of the new generating facility through AFUDC rates as approved by the applicable regulatory commission. In December 2008, the PSCW issued its written order for WPL's 2009/2010 retail electric rate case which authorizes WPL to record AFUDC on all CWIP balances in excess of the CWIP balances used to determine settlement rates in the 2009 test year. General rate making principles provide IPL and WPL the ability to recover AFUDC as depreciation expense after the asset is placed in service.

Preliminary Survey and Investigation Charges and Pre-construction Expenditures - New electric generating facilities require material expenditures for planning, siting, engineering studies and other activities, which must be undertaken prior to receiving approval from regulatory commissions to begin construction. These expenditures commonly called preliminary survey and investigation charges are generally recorded as "Regulatory assets" on the Consolidated Balance Sheet for large generating facility projects in accordance with FERC regulations. In Wisconsin, the retail portion of these amounts is expensed immediately, unless otherwise authorized by the PSCW. However, since these amounts are material for WPL's Cedar Ridge wind project, WPL's proposed Nelson Dewey #3 generating unit and WPL's Clean Air Compliance Program (CACP) projects, WPL requested and received deferral accounting approval to record the retail portion of these costs as "Regulatory assets" on the Consolidated Balance Sheet. In the fourth quarter of 2008, the PSCW denied continuation of the Nelson Dewey #3 generating unit project. As a result, no material additional costs for this project are expected to be deferred.

In addition to the expenditures noted above, certain projects needing regulatory approval may also require that payments for long-lead materials be incurred prior to project approval in order to meet anticipated completion schedules. These expenditures have been identified as pre-construction expenditures by IPL and WPL. For WPL, the retail portion of pre-construction expenditures for the projects described in the previous paragraph has also been approved for deferral as regulatory assets. All remaining pre-construction expenditures for both IPL and WPL are recorded as "Regulatory assets" on the Consolidated Balance Sheets.

For IPL, amounts deferred and recorded as preliminary survey and investigation charges do not include any accrual of carrying costs or AFUDC. Upon regulatory approval of the projects, all such amounts included as preliminary survey and investigation charges are transferred to CWIP and begin to accrue AFUDC. IPL anticipates that all such amounts deferred as preliminary survey and investigation charges will be fully recovered in future rates charged to customers.

For WPL, the wholesale portion of amounts deferred and recorded as preliminary survey and investigation charges do not include any accrual of carrying costs or AFUDC. WPL's retail portion of deferred preliminary survey and investigation charges (commonly referred to as pre-certification expenditures) and pre-construction expenditures include accrual of carrying costs as prescribed in the approved deferral order. Upon regulatory approval of the project, the wholesale portion of deferred preliminary survey and investigation charges as well as all pre-construction expenditures are transferred to CWIP and begin to accrue AFUDC. The retail portion of deferred preliminary survey and investigation charges or pre-certification expenditures remain as regulatory assets until they are approved for inclusion in revenue requirements and amortized to expense. WPL believes amounts currently deferred as either preliminary survey and investigation expenditures or pre-construction expenditures are probable of recovery from customers through changes in future rates. WPL is currently recovering through retail rates the amounts for the Cedar Ridge wind project and a portion of the Nelson Dewey #3 pre-certification expenditures. Remaining deferred amounts for Nelson Dewey #3 and the CACP projects have not yet been included in rates charged to customers.

Refer to "Strategic Overview - Utility Generation Plan" and Note 1(b) of the "Notes to Consolidated Financial Statements" for additional details on these costs.

Utility Fuel Cost Recovery - IPL's retail and wholesale electric and retail gas tariffs and WPL's wholesale electric and retail gas tariffs provide for subsequent adjustments to their rates for changes in commodity costs thereby mitigating price risk for prudently incurred commodity costs. Such rate mechanisms significantly reduce commodity price risk associated with IPL's retail and wholesale electric margins, IPL's retail gas margins, WPL's wholesale electric margins and WPL's retail gas margins. WPL's retail electric margins, however, are more exposed to the impact of changes in commodity prices due largely to the current retail recovery mechanism in place in Wisconsin for fuel-related costs as discussed below.

WPL's Retail Electric Fuel-related Cost Recovery Mechanism - WPL's retail electric rates are based on forecasts of forward-looking test periods and include estimates of future monthly fuel-related costs (includes fuel and purchased power energy costs) anticipated during the test period. During each electric retail rate proceeding, the PSCW sets fuel monitoring ranges based on the forecasted fuel-related costs used to determine rates in such proceeding. If WPL's actual fuel-related costs fall outside these fuel monitoring ranges, the PSCW can authorize an adjustment to future retail electric rates.

The fuel monitoring ranges set by the PSCW include three different ranges based on monthly costs, cumulative costs and annual costs during the test period. In order for WPL to be authorized to file for a proceeding to change rates related to fuel-related costs during the test period, WPL must demonstrate: a) that either 1) any actual monthly costs during the test period exceeded the monthly ranges or 2) the actual cumulative costs to date during the test period exceeded the cumulative ranges; and b) that the annual projected costs (that include cumulative actual costs) for the test period also exceed the annual ranges. WPL, the PSCW or any other affected party may initiate a proceeding to change rates due to changes in fuel-related costs during the monitoring period based on the above criteria. In December 2008, the PSCW approved an order continuing WPL's fuel cost monitoring ranges of plus or minus 8% for the monthly range; for the cumulative range, plus or minus 8% for the first month, plus or minus 5% for the second month, and plus or minus 2% for the remaining months of the monitoring period; and plus or minus 2% for the annual range.

The PSCW attempts to authorize, after a required hearing, interim fuel-related rate increases within 21 days of notice to customers. Any such change in rates would be effective prospectively and would require a refund with interest at the authorized return on common equity if final rates are determined to be lower than interim rates approved. Rate decreases due to reductions in fuel-related costs can be implemented without a hearing. The rules also include a process whereby Wisconsin utilities can seek deferral treatment of emergency changes in fuel-related costs between fuel-related or base rate cases. Such deferrals would be subject to review, approval and recovery in future fuel-related or base retail rate cases.

Potential Changes to WPL's Electric Fuel-related Cost Recovery Mechanism - In February 2007, WPL and certain other investor-owned utilities jointly filed with the PSCW proposed changes to the current retail electric fuel-related cost recovery rules in Wisconsin. The proposal recommends each utility annually file a forecast of total fuel-related costs and sales for the upcoming 12-month period, which will be used to determine fuel-related rates for such period. Any under- or over-collection of actual fuel-related costs, in excess of plus or minus 1%, for a utility during such 12-month period would be reflected in an escrow account, with interest for that utility. The balance of the escrow account at the end of each year would be included in the forecast of total fuel-related costs for the following 12-month period allowing recovery of under-collected costs or refund of over-collected costs in each subsequent year. The proposal also provides the PSCW an opportunity to review the actual fuel-related costs for each 12-month period to ensure the fuel-related costs were prudent. The definition of fuel-related costs would also be expanded to specifically include Midwest Independent Transmission System Operator (MISO) market costs and revenues, emission allowance and trading costs and revenues, renewable resource credit costs and revenues and other variable operation and maintenance costs.

In May 2007, PSCW Commissioners directed PSCW staff to draft proposed new retail electric fuel-related cost recovery rules in Wisconsin similar to the joint utility proposal filed with the PSCW in February 2007. The major differences between the joint utility proposal and the current PSCW staff draft rules include: 1) the PSCW staff draft rules include a plus or minus 2% threshold for changes in rate recovery compared to the 1% level included in the joint utility proposal; 2) the PSCW staff draft rules propose an annual deferral accounting process instead of the monthly escrow accounting proposed by the joint utilities; and 3) the PSCW staff draft rules include an earnings test such that future collection of under collected amounts deferred under these rules may be limited if the individual utility is earning in excess of its authorized return on equity.

In July 2008, PSCW Commissioners voted to formally proceed with the promulgation of new retail electric fuel-related cost recovery rules in Wisconsin that were developed by PSCW staff in 2007. A public hearing and comment period, as well as subsequent legislative committee review, are required before any changes to the current rules could become effective. More recently the PSCW has indicated some desire for statutory changes prior to promulgating revised fuel rules. Alliant Energy expects the fuel cost recovery process will be a subject of both legislative and administrative interest in 2009. Alliant Energy is currently unable to predict the final outcome of this initiative.

<u>Recent Regulatory-related Legislative Developments</u> -

Greenhouse Gas Emissions Legislative Developments:

<u>Midwestern GHG Accord (GHG Accord)</u> - In November 2007, several Midwest state Governors (including the Governors of Iowa, Minnesota and Wisconsin) signed the GHG Accord to be carried out through the Midwest Governor's Association (MGA). Under the GHG Accord, a working group is discussing implementation of a Midwestern GHG Reduction Program that will: 1) establish GHG reduction targets and timeframes consistent with member state targets; 2) develop a market-based and multi-sector cap and trade program to help achieve GHG reductions; 3) establish a system to enable tracking, management, and crediting for entities that reduce GHG emissions; and 4) develop and implement additional steps as needed to achieve the reduction targets, such as a low-carbon fuel standards and regional incentives and funding mechanisms. A proposed cap and trade agreement and comprehensive set of GHG proposals from the MGA will not be available until some time later in 2009. Further legislative and/or regulatory action in each participating state will be necessary to adopt any model rule or to implement other provisions that may be proposed under this GHG Accord. Alliant Energy is currently unable to determine what impacts the GHG Accord will have on its future financial condition, results of operations or cash flows.

<u>Iowa</u> - The Iowa General Assembly enacted SF 485 in 2007 and HF 2571 in 2008. This legislation charged the Iowa Climate Change Advisory Council (ICCAC) to issue a report including GHG reduction proposals to the governor and the general assembly by Jan.1, 2009. ICCAC issued its final report in December 2008 including two GHG reduction scenarios. One scenario specified by the enabling legislation would achieve GHG emissions reductions of 1% by 2012, 11% by 2020 and 50% by 2050, from 2005 levels. The second scenario would achieve GHG emission reductions of 3% by 2012, 22% by 2020 and 90% by 2050, from 2005 levels. The final report also recommends 56 policy options for reducing GHG emissions in Iowa. The 2009 Iowa Legislature has received new energy-related documents to review and discuss including: the Iowa Utility Association study on renewable energy potential, the updated and expanded State Energy Independence Plan and the ICCAC report. Also, a legislative Interim Committee on Energy Efficiency issued a report along with various recommendations in December 2008. Legislative actions may be required to implement recommendations from these reports. However, there have been no bills filed at this time. In addition, such actions may be influenced by the outcomes of the GHG Accord. Alliant Energy is currently unable to determine what impacts these initiatives will have on its future financial condition, results of operations or cash flows.

<u>Wisconsin</u> - In April 2007, Governor Doyle signed Executive Order 191 which created the Wisconsin Task Force on Global Warming. In July 2008, the task force issued its final report containing policy recommendations for state action on climate change. The report contains a series of short- and long-term goals and action items Wisconsin might undertake. Some of these items require legislative action before they can take effect, while others can be implemented by administrative action. Specifically, the final report recommends that Wisconsin GHG emissions return to 2005 levels no later than 2014, a 22% reduction from 2005 levels by 2022 and a 75% reduction from 2005 levels by 2050. The report also includes recommendations for aggressive energy efficiency and conservation policies across the Wisconsin economy, recommended exploration of innovative rate design and demand response programs, and calls for the removal of financial disincentives for utilities to promote and invest in conservation and efficiency. The task force report also recommended increased funding for the Wisconsin efficiency program, Focus on Energy, which is funded by a recoverable percentage of utility gross revenues. In addition, the Wisconsin task force final report recommended that utilities be required to produce 25% of the electricity they generate from renewable energy sources by 2025 (current state law is approximately 10% by 2015). These topics continue to be studied by way of various generic dockets which are currently on going. Regarding the cap and trade policy, the task force concluded that a broadly based, multi-sector, mandatory federal level cap and trade program is strongly preferred. However, it also recommended that Wisconsin work with the MGA to develop a regional cap and trade program. Recommendations from these efforts would likely require legislative action before implementation approaches can be determined. In addition, state efforts may be influenced by the outcomes of the GHG Accord. Alliant Energy is currently unable to determine what impacts these initiatives will have on its future financial condition, results of operations or cash flows.

<u>Minnesota</u> - In May 2007, an energy-related law (SF 145) was enacted in Minnesota. In conjunction with the renewable energy standards bill (SF 004) enacted in February 2007, SF 145 is intended to reduce Minnesota's per capita reliance on fossil fuels for energy and reduce emissions that contribute to climate change. SF 145 authorizes a Climate Change Advisory Group to develop a comprehensive GHG reduction action plan to be completed by August 2009. This plan was delivered to the Minnesota legislature for consideration in February 2008. Alliant Energy expects legislation to be introduced for consideration in the regular 2009 session.

SF 145 establishes a statewide goal impacting all sectors, including utilities, to reduce GHG emissions 15% by 2015, 30% by 2025, and at least 80% by 2050, from 2005 levels. SF 145 also includes a provision which would preclude, with certain exceptions, Alliant Energy from the following during the period from Aug. 1, 2009 until a comprehensive GHG reduction plan is enacted: 1) constructing a large energy facility in Minnesota that would contribute to GHG emissions; 2) importing or committing to import from outside Minnesota power from a large facility contributing to GHG emissions; and 3) entering into a long-term PPA of 50 MW or more, or exceeding five years in length, that would increase Minnesota GHG emissions. Carbon reduction projects, including reductions of GHG emissions at existing facilities or purchase of carbon allowances, which offset an equal or greater amount emitted by any of these actions, will result in exemptions from this provision. PPAs and large facility projects filed or entered into before Apr. 1, 2007, are currently exempted from this provision of SF 145. However, the Minnesota legislature may establish limits for these exempted items in the future.

SF 145 also establishes statewide energy conservation and efficiency goals and creates a provision that utilities may file for cost recovery for renewable facilities they own and operate. Utilities are also exempted from the competitive resource acquisition process (competitive bidding) when constructing, owning and operating generation used to comply with SF 004's renewable energy standards. Alliant Energy is currently unable to determine what impacts SF 145 will have on its future financial condition, results of operations or cash flows.

Beginning in February 2008, the Minnesota legislature debated whether to mandate expedited action by the state to implement a cap and trade system to help achieve GHG reductions (HF 3195). The bill was amended to only require an economic, environmental and public health impact analysis of the effect a cap and trade system might have on the state and work with the MGA in developing recommendations for regional or state cap and trade proposals. The bill leaves open the possibility that legislation implementing a state-only cap and trade system will be debated in 2009, but the MGA will not have recommendations useful for the 2009 legislative session. In May 2008, the amended version of HF 3195 passed and was signed by the Governor, becoming Chapter 340. Minnesota continues to consider whether to enact a cap and trade system. Alliant Energy is currently unable to determine what impacts HF 3195 will have on its future financial condition, results of operations or cash flows.

Renewable Energy Standards Legislative Developments:
Iowa - In 1990, a law (1990 Iowa Acts, Chapter 1252, sections 34-37) governing alternate energy production facilities was enacted in Iowa. This law required the IUB to require electric utilities to purchase or wheel electricity from alternate energy or small hydro facilities located in the utilities' service area. IPL has an obligation to purchase a proportionate share of 105 MW of capacity and associated energy from alternate energy and small hydro production facilities. The law was amended in 2003 (HF 659) to allow electric utilities to own the alternate energy and small hydro production facilities used for compliance with the requirement. Refer to "Strategic Overview - Utility Generation Plan - Generation Projects Under Construction or Pending Regulatory Agency Approvals - Sutherland #4" for discussion of conditions in the Sutherland #4 approval by the IUB in August 2008 that may require certain levels of renewable energy.

Wisconsin - In March 2006, a law (Act 141) governing renewable energy was enacted in Wisconsin. Act 141 commits Wisconsin utilities to a Renewable Portfolio Standard (RPS) using a benchmark of average retail sales of renewable electricity in 2001, 2002 and 2003, which was approximately 3% for WPL. WPL must increase renewable retail electric sales as a percentage of total retail electric sales by two percentage points above this benchmark by 2010 and by six percentage points above this benchmark by 2015. Wisconsin utilities may meet the renewable energy requirements of the RPS with renewable energy generated by the utility, renewable energy acquired under PPAs or the use of renewable resource credits.

Minnesota - In February 2007, a law (SF 004) governing renewable energy was enacted in Minnesota. SF 004 commits certain utilities operating in Minnesota, including IPL, to a Renewable Energy Standard (RES) based on retail electric sales from renewable energy sources as a percentage of total retail electric sales in Minnesota. IPL must meet an RES of 12% by 2012; 17% by 2016; 20% by 2020; and 25% by 2025. Utilities in Minnesota may meet the requirements of the RES with renewable energy generated by the utility, renewable energy acquired under PPAs or the use of renewable resource credits.

Refer to "Strategic Overview - Utility Generation Plan" for discussion of Alliant Energy's utility generation plan, which includes additional supply from wind generation that will contribute towards IPL meeting the RES in Minnesota and WPL meeting the RPS in Wisconsin discussed above. The wind generation proposed by IPL and WPL was selected as an economic source of energy as part of a resource planning process. Each of IPL and WPL will need to add approximately 50 MW of incremental renewable electric supply to their current electric supply portfolio to increase by 1% their respective sales from renewable energy sources as a percentage of their respective total retail electric sales.

Income Tax Legislative Developments:
American Recovery and Reinvestment Bill of 2009 - In February 2009, the ARRB was enacted. The ARRB contains various provisions that are intended to stimulate the economy and provide tax relief to individuals and employers. The most significant provisions of the ARRB for Alliant Energy are related to credits available for wind facilities placed in service by Dec. 31, 2012. The bill provides for a choice of the renewable production tax credit over a 10-year period or a 30% investment tax credit based on the qualifying cost of the plant in the year the facility is placed in service. The ARRB also provides a one year extension of 50% bonus depreciation for certain expenditures for property that is acquired or constructed in 2009. Alliant Energy is currently evaluating the impacts of ARRB on its financial condition and results of operations. Refer to "Other Matters - Other Future Considerations - Production Tax Credits" for additional details of potential tax credits for IPL's and WPL's proposed wind projects.

Wisconsin Senate Bill 62 - In February 2009, SB 62 was enacted. SB 62 contains various provisions intended to reduce the state's current budget gap. The most significant provision of SB 62 for Alliant Energy is combined reporting for corporate income taxation in Wisconsin. Alliant Energy is currently evaluating the impacts of SB 62 on its financial condition, results of operations and cash flows from operations.

Emergency Economic Stabilization Act of 2008 (EESA) - In October 2008, the EESA was enacted. The EESA contains various provisions intended to improve the U.S. economy by restoring confidence in the credit markets and providing tax relief to individuals and businesses. Some of the tax law changes included in the EESA that may provide benefits to Alliant Energy include an extension of tax credits for research and development activities and repairs of damaged railroad infrastructure. In January 2009, the PSCW issued an order requiring WPL to defer, with carrying costs at the authorized pre-tax weighted average costs of capital, the revenue requirement impacts resulting from the EESA until future rate proceedings when the impacts are discernable. Alliant Energy is currently unable to predict the complete impacts the EESA will have on its financial condition, results of operations and cash flows.

Economic Stimulus Act of 2008 - In February 2008, the ESA was enacted. The ESA contains various provisions that are intended to provide tax relief to individuals and employers. The most significant provision of the ESA for Alliant Energy is a 50% bonus tax depreciation deduction for certain expenditures for property that is acquired or constructed in 2008. At Dec. 31, 2008, Alliant Energy estimated its related 2008 bonus tax depreciation deduction to be approximately $140 million.

Other Legislative Developments:
Worker, Retiree and Employer Recovery Act of 2008 (WRERA) - In December 2008, the WRERA was enacted. The WRERA contains various provisions that are intended to provide relief to individuals and retirement plan sponsors impacted by material losses to their retirement plan assets in 2008. The most significant provision of the WRERA that may impact Alliant Energy relates to pension plan funding relief. The WRERA permits pension plan asset values to be smoothed over a 24-month period and eliminates the cliff effect for companies that do not achieve their annual funding targets. Refer to "Liquidity and Capital Resources - Cash Flows - Operating Activities - Pension Plan Contributions" for discussion of anticipated retirement plan contributions by Alliant Energy that are expected to meet or exceed the new pension plan funding requirements under WRERA.

Other Recent Regulatory Developments -
IPL's Clean Air Compliance Projects - In accordance with the Iowa Code, each rate-regulated public utility that is an owner of one or more electric generating facilities fueled by coal and located in the state of Iowa is required to file an EPB at least bi-annually. Filing of annual periodic reports regarding the implementation of IPL's compliance plan and related budget is also required under a settlement agreement between IPL and the Office of Consumer Advocate (OCA) in Iowa. An EPB provides a utility's compliance plan and related budget to meet applicable state environmental requirements and federal air quality standards. IUB approval of an EPB demonstrates that the IUB believes the EPB is reasonably expected to achieve cost-effective compliance with applicable state environmental requirements and federal air quality standards.

In October 2008, the IUB approved the most recent EPB filed by IPL in March 2008. In October 2008, IPL also filed its required annual periodic report regarding the implementation of its compliance plan and related budget as contained in IPL's amended EPB filing approved in November 2007.

Refer to "Strategic Overview - Multi-emission Compliance Plan" for discussion of IPL's plans to install air pollution controls to reduce NOx and mercury emissions at its Lansing Unit 4. These air pollution control projects were included in IPL's EPB approved by the IUB in October 2008 and November 2007.

WPL's Clean Air Compliance Projects - WPL must file a construction application and receive authorization from the PSCW to proceed with any individual clean air compliance project containing estimated project costs of $8 million or more. In March 2007, the PSCW approved the deferral of the retail portion of WPL's incremental pre-certification and pre-construction costs for current or future clean air compliance rule projects requiring PSCW approval, effective with the request date of November 2006. Alliant Energy currently anticipates that such deferred costs will be recovered in future rates and therefore does not expect these costs to have an adverse impact on its financial condition or results of operations. Refer to "Strategic Overview - Multi-emission Compliance Plan" for discussion of WPL's construction applications filed with the PSCW in 2007 to install air pollution controls to reduce SO2 and mercury emissions at Nelson Dewey and in 2008 to install air pollution controls to reduce NOx at Edgewater.

Advanced Metering Infrastructure - AMI technology is expected to improve customer service, enhance energy management initiatives and provide operational savings through increased efficiencies. Alliant Energy currently plans to fully install AMI through a phased approach from 2008 through 2012. In February 2008, the PSCW issued an order approving WPL's CA application for construction authority for the installation of AMI in Wisconsin. WPL's capital expenditures for AMI are currently estimated to be $95 million ($75 million for the electric portion and $20 million for the gas portion). Alliant Energy also plans to install AMI in its Iowa and Minnesota service territories at an estimated cost of $105 million, conditional upon appropriate cost recovery treatment in its regulatory jurisdictions.

IPL Energy Efficiency Plan (EEP) - In April 2008, IPL filed an EEP for 2009 through 2013 with the IUB. The EEP includes spending approximately $400 million for electrical and natural gas energy efficiency programs in Iowa over the next five years, and aspires to conserve the electric and gas usage equal to that of more than 100,000 homes. In accordance with Iowa statutes and administrative code, each rate-regulated public utility is required to file an EEP every five years. An EEP provides a utility's plan and related budget to achieve specified levels of energy savings. IUB approval demonstrates that the IUB believes that IPL's EEP is reasonably expected to achieve cost-effective delivery of the energy efficiency programs. To the extent approved by the IUB, costs associated with executing the EEP are recovered from ratepayers through an additional tariff called an Energy Efficiency Cost Recovery (EECR) factor. The EECR factors are revised annually and include a reconciliation to eliminate any under or over recovery of energy efficiency expenses from prior periods. There are no carrying costs associated with the cost recovery factors. In December 2008, IPL, along with three of the four intervening parties, filed a Joint Motion and Settlement Agreement as a compromise of several disputed issues related to the EEP filed in April 2008. In December 2008, the IUB granted the motion and ordered IPL to implement or design the components of the plan included in the settlement agreement that are no longer under dispute. The IUB also ordered IPL to begin tracking for recovery, the costs associated with implementing or designing the non-disputed components of the plan effective Jan. 1, 2009. An IUB order resolving the remaining contested issues is expected in the second quarter of 2009.

Severe Midwest Flooding - In June 2008, IPL filed a request with the MPUC to defer incremental electric and gas operation and maintenance expenses, including overtime labor and excluding fuel, incurred as a result of the severe Midwest flooding that occurred in its service territories in June 2008. MPUC action on this deferral request is expected in the first quarter of 2009. If approved, recovery of costs would be considered in future regulatory proceedings. Alliant Energy is also currently in ongoing discussions with the IUB on estimated costs of the severe Midwest flooding in its service territories and related cost recovery options. At Dec. 31, 2008, Alliant Energy had not recognized any assets for the potential recovery in future regulatory proceedings of operation and maintenance expenses being incurred as a result of the severe Midwest flooding.

IPL's Electric Transmission Assets Sale - In December 2007, IPL completed the sale of its electric transmission assets located in Iowa, Minnesota and Illinois to ITC Midwest LLC (ITC). Upon closing the sale, IPL established a regulatory liability of $89 million pursuant to conditions established by the IUB in September 2007 when it allowed the transaction to proceed. The regulatory liability represents the present value of IPL's obligation to refund to its customers payments of $13 million per year for eight years beginning in the year IPL's customers experience an increase in rates related to the transmission charges assessed by ITC. The regulatory liability will earn interest at a rate equivalent to the monthly average U.S. Treasury rate for three-year maturities. During the IUB hearing process, IPL also committed that it would not file for a regulatory capital structure with a common equity ratio in excess of 50% in its next retail electric rate case filed in Iowa.

In October 2007, the OCA in Iowa filed a petition in court seeking judicial review of the IUB's decision to allow the sale of IPL's electric transmission assets to proceed. In October 2008, the court ruled against the OCA and upheld the IUB's order allowing the transmission sale to proceed. In February 2009, the OCA appealed this matter to the Iowa Supreme Court. Alliant Energy cannot provide any assurances that further judicial review of the IUB's decision will be resolved in a satisfactory manner.

In December 2007, the Office of the Attorney General - Small Business and Residential Utilities Division (OAG) filed a request with the MPUC for a Stay and Motion for Reconsideration of the MPUC's decision approving, with certain conditions, IPL's request to sell its electric transmission assets. In April 2008, the MPUC issued its decision denying the OAG's petition for reconsideration. The statutory deadline for seeking judicial review of the MPUC's order approving IPL's sale of its electric transmission assets to ITC has passed and no appeal was filed.

In November 2008, IPL filed with FERC for a review of ITC's proposed transmission rates for 2009, which were higher than IPL had anticipated. Refer to "Other Matters - Other Future Considerations - IPL's Electric Transmission Service Charges for 2009" for additional information.

MISO Market -
Iowa - In June 2008, the IUB issued an order extending the temporary waiver, which allows all costs and credits incurred by IPL to participate in the MISO market that relate to its Iowa retail customers to be included in IPL's Iowa energy adjustment clause until June 30, 2010. IPL is working through the regulatory process to establish long-term recovery mechanisms for these costs.

Wisconsin - In August 2007, the PSCW issued an order requiring WPL to discontinue, effective Dec. 31, 2007, the deferral of the retail portion of certain costs incurred by WPL to participate in the MISO market. Beginning Jan. 1, 2008, these MISO costs are subject to recovery through WPL's retail electric fuel-related cost recovery mechanism. At Dec. 31, 2008, WPL had $10 million of deferred retail costs incurred prior to 2008 to participate in the MISO market that were recognized in "Regulatory assets" on the Consolidated Balance Sheet. In December 2008, WPL received approval from the PSCW, as part of the stipulated agreement reached regarding the 2009/2010 retail rate case, to recover the $10 million of deferred retail costs over a two-year period ending Dec. 31, 2010.

WPL Depreciation Study - In February 2008, the PSCW issued an order approving the implementation of updated depreciation rates for WPL effective July 1, 2008 as a result of a new depreciation study. In June 2008, FERC accepted the updated depreciation rates for use in WPL's wholesale formula rates. Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for details of the depreciation study.

Electric Demand Planning Reserve Margin (PRM) - The PSCW requires WPL to maintain a PRM above its projected annual peak demand forecast to help ensure reliability of electric service to its customers. In October 2008, the PSCW issued an order lowering the PRM requirement from 18.0% to 14.5% for long-term planning (planning years two through 10). The PSCW also determined that the short-term (planning year one) PRM for Wisconsin utilities will follow the PRM established by MISO under Module E - Resource Adequacy Requirements of its Open Access Transmission and Energy Markets Tariff. Alliant Energy does not expect the reduction in the PRM to change its current utility generation plan.

Electric Risk Management Plan (ERMP) - In October 2008, the PSCW issued an order approving an ERMP for WPL that expires in December 2010. The ERMP determines hedging options for WPL's electric operations and which costs of hedging transactions can be included in fuel costs for purposes of cost recovery. The ERMP was developed with the involvement of individuals representing key customer groups as well as PSCW staff, and as proposed, included a number of new elements which would expand WPL's hedging options, including longer time horizons and greater protections for decisions made to take advantage of unusual market conditions. However, in approving the ERMP, the PSCW added a new limitation that WPL may not hedge more than a cumulative 75% of a future month's expected open position (expected electric system demand less expected generation and firm purchases) although this limitation may be waived for the month immediately preceding the future month in order to assure reliable provision of service.

RESULTS OF OPERATIONS

Overview - "Executive Summary" provides an overview of Alliant Energy's 2008, 2007 and 2006 earnings and the various components of Alliant Energy's business. Additional details of Alliant Energy's 2008, 2007 and 2006 earnings are discussed below.

Utility Electric Margins - Electric margins are defined as electric operating revenues less electric production fuel and purchased power expenses. Management believes that electric margins provide a more meaningful basis for evaluating utility operations than electric operating revenues since electric production fuel and purchased power expenses are generally passed through to customers, and therefore, result in changes to electric operating revenues that are comparable to changes in electric production fuel and purchased power expenses. Electric margins and megawatt-hour (MWh) sales for Alliant Energy were as follows:

	Revenues and Costs (dollars in millions)					MWhs Sold (MWhs in thousands)				
	2008	2007	(a)	2006	(b)	**2008**	2007	(a)	2006	(b)
Residential	**$844.7**	$847.5	--	$857.1	(1%)	**7,664**	7,753	(1%)	7,670	1%
Commercial	**537.5**	535.2	--	549.8	(3%)	**6,181**	6,222	(1%)	6,187	1%
Industrial	**734.7**	731.9	--	763.7	(4%)	**12,490**	12,692	(2%)	12,808	(1%)
Retail subtotal	**2,116.9**	2,114.6	--	2,170.6	(3%)	**26,335**	26,667	(1%)	26,665	--
Sales for resale:										
Wholesale	**201.9**	179.8	12%	145.2	24%	**3,813**	3,547	7%	3,064	16%
Bulk power and other	**31.1**	56.7	(45%)	68.5	(17%)	**983**	2,550	(61%)	2,632	(3%)
Other (includes wheeling)	**61.4**	59.7	3%	58.7	2%	**164**	167	(2%)	171	(2%)
Total revenues/sales	**2,411.3**	2,410.8	--	2,443.0	(1%)	**31,295**	32,931	(5%)	32,532	1%
Electric production fuel expense	**424.0**	478.9	(11%)	457.6	5%					
Purchased power expense:										
Energy	**419.1**	343.9	22%	450.4	(24%)					
Capacity	**285.7**	298.9	(4%)	278.4	7%					
Total electric production fuel and purchased power expense	**1,128.8**	1,121.7	1%	1,186.4	(5%)					
Margins	**$1,282.5**	$1,289.1	(1%)	$1,256.6	3%					

(a) Reflects the % change from 2007 to 2008. (b) Reflects the % change from 2006 to 2007.

2008 vs. 2007 Summary - Electric margins decreased $7 million, or 1%, in 2008, primarily due to $12 million of lower wheeling revenues at IPL largely due to the sale of its electric transmission assets in December 2007, an $11 million reduction in electric margins from the impact of fuel and purchased power energy cost recoveries at WPL, an estimated $10 million reduction in electric margins during 2008 due to the loss of retail sales during electric service outages caused by the severe flooding in IPL's service territory in June 2008, an estimated $10 million reduction in electric margins from changes in the net impacts of weather conditions and Alliant Energy's weather hedging activities, $6 million of incremental purchased power capacity costs at IPL during the second half of 2008 for leasing temporary generation to contribute to the reliability of the electric grid in Cedar Rapids, Iowa as a result of damage to infrastructure caused by the severe flooding in June 2008 and lower industrial sales volumes at WPL due to the negative impact the slowing economy in 2008 had on WPL's large industrial customer demand during such period. These items were partially offset by $16 million of purchased power capacity costs at WPL in 2007 related to a contract that ended in December 2007, a $9 million impact from changes in annual adjustments to unbilled revenue estimates during the second quarter, which is discussed below in "Unbilled Revenue Estimates," $8 million of lower purchased power capacity costs at WPL in 2008 from its Kewaunee PPA, the loss of retail sales during electric service outages caused by the winter storms in IPL's service territory in 2007 and an increase in weather-normalized sales at IPL partially due to increased industrial sales to ethanol production facilities in IPL's service territory.

2007 vs. 2006 Summary - Electric margins increased $33 million, or 3%, in 2007, primarily due to an increase in weather-normalized retail sales volumes, the net impacts of weather conditions and Alliant Energy's weather hedging activities, and the impact of WPL's 2007 retail base rate increase, which began in January 2007. These increases were partially offset by the impact of annual adjustments to unbilled revenue estimates during the second quarter, $10 million of higher purchased power capacity costs related to the Duane Arnold Energy Center (DAEC) PPA, the impact of IPL's and WPL's sales of their electric distribution properties in Illinois in February 2007 and the loss of retail sales at IPL during the power outages caused by winter storms in 2007. The increase in weather-normalized retail sales volumes was largely due to the negative impact high electric prices and other economic conditions during 2006 had on customer usage during that period and impacts of ethanol industry growth in Alliant Energy's service territories. The impact of WPL's 2007 retail base rate increase resulted in retail fuel-related rates exceeding retail fuel-related costs during 2007. The increase in purchased power capacity costs was largely due to one additional month of capacity costs related to the DAEC PPA in 2007 compared to 2006 because the DAEC PPA did not begin until the sale of IPL's interest in the DAEC was completed in late January 2006.

Fuel and Purchased Power Energy (Fuel-related) Cost Recoveries - Alliant Energy's electric production fuel and purchased power energy expense increased $20 million, or 2%, and decreased $85 million, or 9%, in 2008 and 2007, respectively, primarily due to changes in commodity prices. The decrease in 2007 was also due to PSCW approval for WPL to record $20 million of previously deferred costs associated with coal conservation efforts due to the coal delivery disruptions in "Electric production fuel and purchased power expense" in 2006. Fuel-related commodity prices in 2006 were higher than 2007 and 2008 as well as historic averages largely due to impacts from natural gas disruption caused by hurricane activity in the Gulf of Mexico in the third quarter of 2005. Due to IPL's rate recovery mechanisms for fuel-related costs, changes in fuel-related costs resulted in comparable changes in electric revenues and, therefore, did not have a significant impact on IPL's electric margins. WPL's rate recovery mechanism for wholesale fuel-related costs also provides for subsequent adjustments to its wholesale electric rates for changes in commodity costs, thereby mitigating impacts of changes to commodity costs on its electric margins.

WPL's retail fuel-related costs incurred in both 2008 and 2007 were lower than the forecasted fuel-related costs used to set retail rates during such periods. WPL estimates the lower than forecasted retail fuel-related costs increased electric margins by approximately $5 million and $16 million in 2008 and 2007, respectively. WPL's recovery of fuel-related costs during 2006 did not have a significant impact on its electric margins. The 2008 and 2007 increases in electric margins relate to fuel-related fuel cost recoveries during January 2008 through March 2008 and January 2007 through May 2007, respectively. In accordance with orders received from the PSCW, WPL established reserves for rate refund of $23 million in 2008 and $20 million in 2007 for the estimated refunds related to the over-recovery of retail fuel-related costs during the months of April 2008 through December 2008 and June 2007 through December 2007, respectively. WPL refunded approximately $4 million of these rate refunds to its retail electric customers in 2007 and $16 million in 2008.

Refer to "Other Matters - Market Risk Sensitive Instruments and Positions - Commodity Price Risk" for discussion of risks associated with increased fuel and purchased power energy costs on WPL's electric margins. Refer to "Rates and Regulatory Matters - Utility Fuel Cost Recovery" and Note 1(h) of the "Notes to Consolidated Financial Statements" for additional information relating to recovery mechanisms for electric fuel and purchased power energy costs including proposed changes to the retail rate recovery mechanism in place in Wisconsin for fuel-related costs.

Impacts of Weather Conditions (excluding the impacts of severe flooding and winter storms in IPL's service territory) - Estimated increases (decreases) to Alliant Energy's electric margins from the net impacts of weather and Alliant Energy's weather hedging activities were as follows (in millions):

	2008	2007	2006
Weather impacts on demand compared to normal weather	**($11)**	$9	($9)
Gains (losses) from weather derivatives (a)	**5**	(5)	(5)
Net weather impact	**($6)**	$4	($14)

(a) Recorded in "Other" revenues in the above table.

Alliant Energy's electric sales demand is seasonal to some extent with the annual peak normally occurring in the summer months due to air conditioning usage by its residential and commercial customers. Cooling degree days (CDD) data is used to measure the variability of temperatures during summer months and is correlated with electric sales demand. Heating degree days (HDD) data is used to measure the variability of temperatures during winter months and is correlated with electric and gas sales demand. Refer to "Utility Gas Margins - Impacts of Weather Conditions" for details regarding HDD in Alliant Energy's service territories. CDD in Alliant Energy's service territories were as follows:

	Actual			
CDD (a):	**2008**	2007	2006	Normal (a)
Cedar Rapids, Iowa (IPL)	**583**	846	765	779
Madison, Wisconsin (WPL)	**538**	781	637	642

(a) CDD are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical CDD.

Alliant Energy typically utilizes weather derivatives based on CDD and HDD to reduce the potential volatility on its margins during the summer months of June through August and the winter months of November through March, respectively. Alliant Energy entered into weather derivatives based on CDD in Cedar Rapids, Iowa and Madison, Wisconsin for the periods June 1, 2008 to Aug. 31, 2008 and June 1, 2007 to Aug. 31, 2007 and weather derivatives based on CDD in Chicago, Illinois for the period June 1, 2006 to Aug. 31, 2006. Alliant Energy entered into weather derivatives based on HDD in Cedar Rapids, Iowa and Madison, Wisconsin for the periods Nov. 1, 2008 to March 31, 2009 and Nov. 1, 2007 to March 31, 2008 and weather derivatives based on HDD in Chicago, Illinois for the periods Nov. 1, 2006 to March 31, 2007.

The weather derivatives utilized for June 1, 2006 to Aug. 31, 2006 did not produce the results expected by Alliant Energy. While CDD had historically been highly correlated between Chicago, Illinois and Alliant Energy's service territories, this was not the case in 2006 as CDD were 16% above normal in Chicago, Illinois during June 1 to Aug. 31, compared to 12% below normal in Cedar Rapids, Iowa. Alliant Energy estimated this lack of correlation resulted in it incurring losses from the weather derivatives that exceeded by approximately $6 million the positive impact on its demand from the warmer than normal weather conditions during June 1, 2006 to Aug. 31, 2006. In addition, Alliant Energy estimated the impact on demand compared to normal weather during September 2008, 2007 and 2006 (such months were not covered by weather derivatives) was ($2) million (all at IPL), $2 million ($1 million at IPL and $1 million at WPL) and ($6) million (($4) million at IPL and ($2) million at WPL), respectively.

Purchased Power Capacity Costs - Alliant Energy enters into PPAs to help meet the electricity demand of its customers. Certain of these PPAs include minimum payments for IPL's and WPL's rights to electric generating capacity. Details of purchased power capacity costs included in the electric margin table above were as follows (in millions):

	2008	2007	2006
DAEC PPA (IPL)	**$134**	$132	$122
Kewaunee PPA (WPL)	**62**	70	68
Riverside PPA (WPL)	**56**	57	53
RockGen PPA (WPL)	**16**	16	15
Flood-related PPA (IPL) - Summer of 2008 only	**6**	--	--
Minnesota Power PPA (WPL) - Expired December 2007	**--**	16	15
Other	**12**	8	5
	$286	$299	$278

At Dec. 31, 2008, the future estimated purchased power capacity costs related to the DAEC (expires in 2014), Kewaunee (expires in 2013), Riverside (expires in 2013) and RockGen (expires in 2009) PPAs were as follows (in millions):

	2009	2010	2011	2012	2013	2014
DAEC PPA (IPL)	$140	$143	$146	$152	$154	$28
Kewaunee PPA (WPL)	74	73	52	60	63	--
Riverside PPA (WPL)	57	57	58	59	17	--
RockGen PPA (WPL)	7	--	--	--	--	--

Unbilled Revenue Estimates - In the second quarter of each year, when weather impacts on electric sales volumes are historically minimal, Alliant Energy refines its estimates of unbilled electric revenues. Adjustments resulting from these refined estimates can increase (e.g. 2008 and 2006) or decrease (e.g. 2007) electric margins reported in the second quarter. Estimated increases (decreases) in Alliant Energy's electric margins from the annual adjustments to unbilled revenue estimates recorded in the second quarter were as follows (in millions):

	2008	2007	2006
IPL	**$3**	($2)	$3
WPL	**--**	(4)	4
Alliant Energy	**$3**	($6)	$7

Sales Trends - Retail sales volumes in 2008 were impacted by temporary disruptions of electric service associated with severe weather in June 2008. At the peak of the disruptions caused by the severe weather, approximately 40,000 electric customers of IPL were unable to receive service. The most significant impacts of these disruptions on electric sales related to several large industrial customers in Cedar Rapids, Iowa who were unable to receive service after the flood. As of Dec. 31, 2008, IPL had restored service to all customers in its service territory except approximately 2,000 customers that are still not capable of receiving service as a result of damage to their properties caused by the flood.

Wholesale and retail sales volumes in 2008 and 2007 were impacted by IPL's and WPL's sales of their respective electric distribution properties in Illinois in February 2007. Prior to these asset sales, electric revenues and MWhs sold to retail customers in Illinois were included in residential, commercial and industrial sales in the electric margin table above. Upon completion of these asset sales, IPL and WPL entered into separate wholesale agreements to continue to provide electric service to their former retail customers in Illinois. Electric revenues and MWhs sold under these wholesale agreements are included in wholesale sales in the electric margin table above. The lower pricing for wholesale customers as compared to retail customers resulted in a decrease to electric margins following the sale of the electric distribution properties in Illinois.

Bulk power and other revenue changes were largely due to changes in revenues from sales in the wholesale energy market operated by MISO. These changes are impacted by several factors including the availability of Alliant Energy's generating facilities and electricity demand within MISO. Changes in bulk power and other sales revenues were largely offset by changes in electric production fuel and purchased power expense and therefore did not have a significant impact on electric margins.

Refer to "Other Matters - Other Future Considerations - Electric Sales Projections" for discussion of retail electric sales projections expected to be influenced by the current economic conditions, new cogeneration facilities being constructed by one of IPL's industrial customers and ethanol production facilities in Alliant Energy's service territories.

Utility Gas Margins - Gas margins are defined as gas operating revenues less cost of gas sold. Management believes that gas margins provide a more meaningful basis for evaluating utility operations than gas operating revenues since cost of gas sold are generally passed through to customers, and therefore, result in changes to gas operating revenues that are comparable to changes in cost of gas sold. Gas margins and dekatherm (Dth) sales for Alliant Energy were as follows:

	Revenues and Costs (dollars in millions)					Dths Sold (Dths in thousands)				
	2008	2007	(a)	2006	(b)	**2008**	2007	(a)	2006	(b)
Residential	**$385.0**	$348.6	10%	$342.8	2%	**30,630**	28,137	9%	26,406	7%
Commercial	**240.5**	199.0	21%	198.8	--	**22,461**	19,417	16%	18,707	4%
Industrial	**51.1**	39.4	30%	38.7	2%	**5,558**	4,694	18%	4,498	4%
Retail subtotal	**676.6**	587.0	15%	580.3	1%	**58,649**	52,248	12%	49,611	5%
Interdepartmental	**7.8**	17.4	(55%)	19.2	(9%)	**1,373**	2,591	(47%)	2,468	5%
Transportation/other	**26.0**	25.8	1%	33.8	(24%)	**59,253**	58,911	1%	53,436	10%
Total revenues/sales	**710.4**	630.2	13%	633.3	--	**119,275**	113,750	5%	105,515	8%
Cost of gas sold	**519.6**	441.1	18%	431.7	2%					
Margins	**$190.8**	$189.1	1%	$201.6	(6%)					

(a) Reflects the % change from 2007 to 2008. (b) Reflects the % change from 2006 to 2007.

2008 vs. 2007 Summary - Gas margins increased $2 million, or 1%, primarily due to an estimated $11 million increase in gas margins from changes in the net impacts of weather conditions and Alliant Energy's weather hedging activities. This item was partially offset by $5 million of gains in 2007 from WPL's performance-based gas commodity cost recovery program (benefits were allocated between ratepayers and WPL) and a decrease in weather-normalized retail residential sales largely due to the negative impacts high natural gas prices and the slowing economy in 2008 had on customer demand during such period.

2007 vs. 2006 Summary - Gas margins decreased $13 million, or 6%, in 2007, primarily due to lower results from WPL's performance-based gas commodity cost recovery program (benefits were allocated between ratepayers and WPL), the net impacts of weather conditions and Alliant Energy's weather hedging activities and the impact of IPL's and WPL's sales of their gas distribution properties in Illinois in February 2007. These items were partially offset by an increase in weather-normalized retail sales volumes largely caused by the negative impact high natural gas prices in the first quarter of 2006 had on customer usage during that period.

Natural Gas Cost Recoveries - In 2008 and 2007, Alliant Energy's cost of gas sold increased $79 million, or 18%, and $9 million, or 2%, respectively. The 2008 increase was primarily due to an increase in natural gas prices and an increase in Dths sold to retail customers. The 2007 increase was primarily due to an increase in sales volumes. Due to Alliant Energy's rate recovery mechanisms for natural gas costs, these changes in cost of gas sold resulted in comparable changes in gas revenues and, therefore, did not have a significant impact on gas margins. Refer to Note 1(h) of the "Notes to Consolidated Financial Statements" for additional information relating to natural gas cost recoveries.

Impacts of Weather Conditions - Estimated increases (decreases) to Alliant Energy's gas margins from the net impacts of weather and Alliant Energy's weather hedging activities were as follows (in millions):

	2008	2007	2006
Weather impacts on demand compared to normal weather	**$12**	$--	($9)
Gains (losses) from weather derivatives (a)	**(5)**	(4)	7
Net weather impact	**$7**	($4)	($2)

(a) Recorded in "Transportation/other" revenues in the above table.

Alliant Energy's gas sales demand follows a seasonal pattern with an annual base load of gas and a large heating peak occurring during the winter season. HDD data is used to measure the variability of temperatures during winter months and is correlated with gas sales demand. HDD in Alliant Energy's service territories were as follows:

	Actual			
HDD (a):	**2008**	2007	2006	Normal (a)
Cedar Rapids, Iowa (IPL)	**7,636**	6,815	6,247	6,732
Madison, Wisconsin (WPL)	**7,714**	6,935	6,520	7,095

(a) HDD are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical HDD.

Alliant Energy utilizes weather derivatives based on HDD to reduce the potential volatility on its gas margins during the winter months of November through March.

Performance-based Gas Commodity Recovery Program - During 2006, WPL had a gas performance incentive which included a sharing mechanism whereby 50% of gains and losses relative to current commodity prices, as well as other benchmarks, were retained by WPL, with the remainder refunded or recovered from customers. Starting in 2007, the program was modified such that 35% of all gains and losses from WPL's gas performance incentive sharing mechanism were retained by WPL, with 65% refunded to or recovered from customers. Effective Nov. 1, 2007, WPL's gas performance incentive sharing mechanism was terminated and replaced with a modified one-for-one pass through of gas costs. WPL's performance-based gas commodity recovery program resulted in gains which increased gas margins by $5 million and $13 million in 2007 and 2006, respectively. Refer to Note 1(h) of the "Notes to Consolidated Financial Statements" for additional details of the gas commodity recovery program implemented in the fourth quarter of 2007.

Sales Trends - Transportation/other sales volumes were higher in 2008 and 2007 as compared to 2006 largely due to the impact of IPL's and WPL's sales of their respective gas distribution properties in Illinois in February 2007. Prior to these asset sales, gas revenues and Dths sold to retail customers in Illinois were included in residential, commercial and industrial sales in the gas margin table above. Upon completion of these asset sales, IPL and WPL entered into separate agreements to continue to provide services for this Illinois demand. IPL's agreement ended in the first quarter of 2008. Gas revenues and Dths sold under these agreements were included in transportation/other sales in the gas margin table above. The lower pricing for transportation/other customers as compared to retail customers resulted in a decrease to gas margins following the sale of the gas distribution properties in Illinois.

Alliant Energy supplies natural gas to the natural gas-fired generating facilities it owns and operates and accounts for these sales as interdepartmental gas sales. Interdepartmental gas sales volumes were lower in 2008 as compared to 2007 and 2006 due largely to decreased usage of natural gas-fired generating facilities in 2008 to meet electric demand partially due to cool summer weather conditions in 2008.

Refer to "Rates and Regulatory Matters - Utility Rate Cases" for discussion of various electric and gas rate filings. Refer to Note 11(b) of the "Notes to Consolidated Financial Statements" for additional information regarding weather derivatives entered into by IPL and WPL in the fourth quarter of 2008 to reduce potential volatility on Alliant Energy's margins from Jan. 1, 2009 through March 31, 2009.

Utility Other Revenues - Changes in utility other revenues were largely offset by related changes in utility other operation and maintenance expenses.

2008 vs. 2007 Summary - Other revenues for the utilities increased $30 million primarily due to higher steam revenues at IPL and $7 million of higher coal sales by IPL in 2008. IPL's steam revenues increased $20 million largely due to the recovery of incremental leasing and fuel costs incurred to resume steam production and service in Cedar Rapids, Iowa after its Prairie Creek and Sixth Street Generating Stations were shut down due to the severe flooding that occurred in June 2008. Refer to "Severe Midwest Weather" for additional discussion of the anticipated financial impacts of the severe flooding that occurred in June 2008 and the current status of IPL's Prairie Creek and Sixth Street Generating Stations.

2007 vs. 2006 Summary - Other revenues for the utilities decreased $8 million in 2007, primarily due to lower steam sales by IPL resulting from customer contracts that ended in 2006 and lower coal sales by WPL.

Non-regulated Revenues - Alliant Energy's non-regulated revenues were as follows (in millions):

	2008	2007	2006
RMT (including WindConnect®)	**$397**	$263	$139
Transportation	**36**	32	33
Non-regulated Generation	**25**	27	26
Other	**--**	3	5
	$458	$325	$203

2008 vs. 2007 Summary - The increased RMT revenues were primarily due to higher revenues earned by its WindConnect® business on large construction management projects related to wind projects. These increased revenues were largely offset by increased costs incurred by RMT for the large construction management projects included in non-regulated operation and maintenance expenses. The demand for WindConnect® services is impacted by various external factors including the availability and amount of tax credits for wind projects, the number and scope of state-imposed renewable portfolio standards and the availability and cost of capital to fund capital expenditures for wind projects. The American Recovery and Reinvestment Bill of 2009 enacted in February 2009 extends tax credits to wind projects completed by Dec. 31, 2012.

The decreased Non-regulated Generation revenues were primarily due to $8 million of lower revenues generated by NEF due to a change in PPAs effective June 1, 2008. Alliant Energy expects further reductions in Non-regulated Generation revenues in 2009 as a result of Resources' planned sale of NEF to WPL in June 2009. The lower Non-regulated Generation revenues due to NEF was partially offset by $6 million of revenues generated from demand for temporary generation projects in 2008 as a result of the flooding in Cedar Rapids, Iowa in June 2008. The $6 million of increased revenues from the temporary generation projects were offset by a comparable increase in costs included in non-regulated operation and maintenance expenses.

The Other revenue decrease was primarily due to increased eliminations of intercompany operating revenues.

2007 vs. 2006 Summary - The increased RMT revenues were primarily due to an increase in large construction management projects related to wind projects by its WindConnect® business in 2007. These increased revenues were largely offset by increased non-regulated operation and maintenance expenses. The decreased Other revenues were primarily due to a $4 million pre-tax gain in 2006 resulting from land sold by Resources to FPL Energy Duane Arnold, LLC as part of the DAEC sale in January 2006.

Electric Transmission Service Expenses -
2008 vs. 2007 Summary - Alliant Energy's electric transmission service expenses for the utilities increased $89 million in 2008 primarily due to $77 million of charges at IPL incurred in 2008 for transmission services provided by ITC following the sale of IPL's electric transmission assets to ITC in December 2007 and $12 million of increased electric transmission services at WPL primarily due to increased electric transmission rates billed to WPL by ATC. The electric transmission-related charges from ITC were partially offset by electric transmission-related operating expenses incurred in 2007 including operation and maintenance expenses, depreciation and amortization expenses and taxes other than income taxes, as well as the positive impacts on earnings from the application of the sale proceeds. Refer to "Other Matters - Other Future Considerations - IPL's Electric Transmission Service Charges for 2009" for discussion of material increases in electric transmission service expenses at IPL anticipated in 2009 resulting from increased transmission rates by ITC.

2007 vs. 2006 Summary - Alliant Energy's electric transmission service expenses for the utilities increased $12 million in 2007 primarily due to increased electric transmission rates billed to WPL by ATC.

Utility Other Operation and Maintenance Expenses -
2008 vs. 2007 Summary - Other operation and maintenance expenses for the utilities increased $25 million in 2008, due to the following reasons (amounts represent variances between 2008 and 2007 in millions):

	Alliant Energy	IPL	WPL
Incremental expenses related to severe flooding in 2008, net of estimated insurance recoveries	$29	$29	$--
Higher fuel costs for steam production at IPL	21	21	--
Higher electric generation planned outage costs at IPL	8	8	--
Higher employee health care costs (primarily due to higher claims)	8	3	5
Higher expenses related to coal sales by IPL	4	4	--
Higher bad debt expenses (primarily due to economic conditions)	4	3	1
Regulatory-related charge at WPL in 2008	4	--	4
Lower regulatory liability amortizations	3	--	3
Lower incentive-related compensation expenses	(17)	(10)	(7)
Lower pension and other postretirement benefits expenses	(16)	(9)	(7)
Electric transmission expenses at IPL in 2007 (prior to sale)	(10)	(10)	--
Incremental expenses at IPL related to winter storms in 2007	(9)	(9)	--
Lower sale of accounts receivable expenses at IPL	(5)	(5)	--
Regulatory-related charge at WPL in 2007	(4)	--	(4)
Other	5	4	1
	$25	$29	($4)

The incremental expenses related to severe flooding in 2008 were primarily due to operating expenditures required to restore operations and impairments of assets impacted by the flooding that are not expected to be reimbursed under Alliant Energy's property insurance policy. Fuel costs for steam production increased at IPL primarily due to incremental fuel costs incurred in 2008 to resume steam production and service in Cedar Rapids, Iowa after its Prairie Creek and Sixth Street Generating Stations were shut down due to the severe flooding that occurred in June 2008. Higher electric generation planned outage costs at IPL were primarily due to repairs and maintenance costs for IPL's Sutherland and M.L. Kapp Generating Stations in 2008. The lower incentive-related compensation expenses were primarily from higher performance levels in 2007 relative to the earnings and total shareowner return metrics established within the incentive plans. Pension and other postretirement benefits expenses decreased primarily due to a reduction in the amortization of actuarial losses and the impact of higher funding levels of the qualified pension plans at the measurement date of Sep. 30, 2007. The electric transmission expenses at IPL in 2007 were incurred prior to the sale of its electric transmission assets in December 2007. The lower sale of accounts receivable expenses at IPL were largely due to IPL's use of a portion of the proceeds from the sale of its electric transmission assets to reduce its level of accounts receivable sales in December 2007. Refer to "Severe Midwest Weather" for additional discussion of the financial impacts of the severe flooding that occurred in June 2008. Refer to "Other Matters - Other Future Considerations - Pension and Other Postretirement Benefits Costs for 2009" for discussion of anticipated material increases in pension and other postretirement benefits expenses in 2009 resulting from decreases in retirement plans' assets during 2008.

2007 vs. 2006 Summary - Other operation and maintenance expenses for the utilities decreased $17 million in 2007, due to the following reasons (amounts represent variances between 2007 and 2006 in millions):

	Alliant Energy	IPL	WPL
Lower pension and other postretirement benefits expenses	($16)	($9)	($7)
Lower incentive-related compensation expenses	(13)	(8)	(5)
Lower fuel costs for steam production at IPL	(10)	(10)	--
Incremental expenses at IPL related to winter storms in 2007	9	9	--
Higher electric generation-related expenses at IPL	6	6	--
Regulatory-related charge at WPL in 2007	4	--	4
Other	3	4	(1)
	($17)	($8)	($9)

Pension and other postretirement benefits expenses decreased primarily due to the impact of benefit plan contributions in 2006. The lower incentive-related compensation expenses were primarily from higher performance levels in 2006 relative to the earnings and total shareowner return metrics established within the incentive plans. Fuel costs for steam production decreased at IPL primarily due to lower steam sales volumes and lower average fuel costs. Fossil fuel generation-related expenses increased primarily due to planned maintenance outages in 2007 at IPL.

2007 Winter Storms in IPL's Service Territory - During 2007, Midwest winter storms caused considerable damage to IPL's electric transmission and distribution system in its Iowa and Minnesota service territories. Alliant Energy estimates total incremental costs related to the storms of approximately $51 million, including capital expenditures of approximately $42 million and operating expenses of approximately $9 million. Alliant Energy did not receive any rate recovery in 2007 or 2008 or file a rate case with the IUB in 2007 or 2008 seeking recovery of costs associated with the storms. Alliant Energy currently estimates the impact of the incremental expenditures related to its restoration and rebuilding efforts and lost revenues resulting from outages during the storms reduced its 2007 earnings by approximately $0.06 per share.

Non-regulated Operation and Maintenance Expenses - Alliant Energy's non-regulated operation and maintenance expenses were as follows (in millions):

	2008	2007	2006
RMT (including WindConnect®)	**$370**	$243	$130
Transportation	**19**	16	17
Non-regulated Generation	**10**	7	25
International	**--**	--	4
Other (includes eliminations)	**(2)**	5	9
	$397	$271	$185

2008 vs. 2007 Summary - The RMT variance was largely driven by higher project costs associated with the execution of large construction management projects. The Non-regulated Generation variance was largely driven by $6 million of project costs incurred in 2008 associated with temporary generation projects. The Other expenses variance was primarily due to lower incentive-related compensation expenses and increased eliminations of intercompany operating expenses.

2007 vs. 2006 Summary - The RMT variance was largely driven by higher project costs associated with the execution of large construction management projects. The decrease in Non-regulated Generation expenses in 2007 was primarily due to a $15 million pre-tax loss from the sale of steam turbine equipment in 2006 and $2 million of costs for a planned maintenance outage at NEF in the first quarter of 2006. The elimination of International expenses in 2007 was due to the sale of Alliant Energy's Brazil and New Zealand investments in January 2006 and December 2006, respectively. The Other expenses variance for 2007 was largely due to lower incentive-related compensation expenses.

Depreciation and Amortization Expenses -
2008 vs. 2007 Summary - Depreciation and amortization expenses decreased $21 million primarily due to $16 million of depreciation expense in 2007 related to IPL's electric transmission assets that were sold in December 2007, a $9 million decrease from the implementation of lower depreciation rates at WPL on July 1, 2008 as a result of a new depreciation study and lower amortization expenses from enterprise resource planning software that became fully amortized in the third quarter of 2007. These items were partially offset by additional depreciation expense from the impact of utility property additions including WPL's Cedar Ridge wind project that was placed in service in the fourth quarter of 2008.

2007 vs. 2006 Summary - Depreciation and amortization expense increased $1 million in 2007, largely due to additional depreciation expense from the impact of utility property additions, substantially offset by $3 million of lower nuclear depreciation as a result of the DAEC sale in late January 2006 and lower software amortization.

Taxes other than Income Taxes -
2008 vs. 2007 Summary - Taxes other than income taxes decreased $6 million primarily due to $6 million of property tax expense in 2007 related to IPL's electric transmission assets that were sold in December 2007.

Refer to "Rates and Regulatory Matters" for discussion of the interplay between utility operating expenses and utility margins given their impact on Alliant Energy's rate activities.

Gain on Sale of IPL's Electric Transmission Assets - The sale of IPL's electric transmission assets in December 2007 resulted in a pre-tax gain of $219 million in 2007. The gain reflected the net proceeds from the sale less the net assets sold and a regulatory liability established pursuant to an IUB order. Refer to Note 22 of the "Notes to Consolidated Financial Statements" for additional details of the sale of IPL's electric transmission assets.

Interest Expense -
2008 vs. 2007 Summary - Alliant Energy's interest expense increased $9 million due to the following reasons (amounts represent variances between 2008 and 2007 in millions):

	Alliant Energy	IPL	WPL
Interest expense variances from certain issuances of long-term debt:			
WPL's 6.375% debentures in August 2007	$12	$--	$12
WPL's 7.6% debentures in October 2008	5	--	5
IPL's 7.25% senior debentures in October 2008	4	4	--
Interest expense variances from certain reductions in long-term debt:			
WPL's 5.7% debentures in October 2008	(1)	--	(1)
Corporate Services 4.55% senior notes in October 2008	(1)	--	--
WPL's 7% debentures in June 2007	(3)	--	(3)
IPL's 6% collateral trust bonds in November 2007	(3)	(3)	--
IPL's 6.875% collateral trust bonds in May 2007	(1)	(1)	--
Resources' credit facility related to Alliant Energy Neenah, LLC in March 2007	(1)	--	--
Other	(2)	(2)	--
	$9	($2)	$13

The Other variance is primarily due to the impact of lower average short-term debt outstanding in 2008 compared to 2007 as a result of IPL using a portion of the proceeds from the sale of its electric transmission assets to reduce short term debt in December 2007.

2007 vs. 2006 Summary - Alliant Energy's interest expense decreased $29 million in 2007, primarily due to the following reasons (amounts represent variances between 2007 and 2006 in millions; Alliant Energy New Zealand Ltd. (AENZ)):

	Alliant Energy	IPL	WPL
Interest expense variances from certain reductions in long-term debt:			
Resources' redeemable preference shares related to AENZ in 2006	($11)	$--	$--
Resources' 9.75% senior notes in 2006	(5)	--	--
WPL's 7% debentures in 2007	(4)	--	(4)
IPL's 7.25% collateral trust bonds in 2006	(3)	(3)	--
IPL's 6.875% collateral trust bonds in 2007	(3)	(3)	--
IPL's 8% first mortgage bonds in 2007	(2)	(2)	--
Resources' credit facility related to Alliant Energy Neenah, LLC in 2007	(2)	--	--
Interest expense variances from certain issuances of long-term debt:			
WPL's 6.375% debentures in 2007	7	--	7
Other	(6)	--	(2)
	($29)	($8)	$1

The Other variance includes the impacts of $2 million of interest accrued on WPL's interim reserve for rate refund in 2006 and interest expense accrued in 2006 related to income tax audits.

Loss on Early Extinguishment of Debt - Refer to Note 8(b) of the "Notes to Consolidated Financial Statements" for information on losses incurred on the early extinguishment of Resources' senior notes in 2006.

Equity Income from Unconsolidated Investments -
2008 vs. 2007 Summary - Equity income from unconsolidated investments increased $4 million in 2008, primarily due to $5 million of higher equity income from ATC largely due to the impacts of increased transmission rates billed by ATC.

2007 vs. 2006 Summary - Equity income from unconsolidated investments decreased $16 million in 2007, primarily due to the impacts of the sales of Alliant Energy's investments in Brazil and New Zealand in the first quarter of 2006 and fourth quarter of 2006, respectively. The decrease was partially offset by higher equity income from ATC largely due to the impacts of increased transmission rates billed by ATC.

Refer to Notes 9(a) and 9(b) of the "Notes to Consolidated Financial Statements" for a breakdown of Alliant Energy's equity income from unconsolidated investments and details of the sales of Alliant Energy's investments in New Zealand and Brazil, respectively.

Gain on Sale of AENZ Stock - Refer to Note 9(b) of the "Notes to Consolidated Financial Statements" for details of the sale of AENZ stock in 2006 and resulting pre-tax gain of $254 million.

AFUDC -
2008 vs. 2007 Summary - AFUDC increased $17 million in 2008 primarily due to AFUDC recognized in 2008 related to the construction of WPL's Cedar Ridge wind project and IPL's Whispering Willow - East wind project.

Interest Income and Other -
2008 vs. 2007 Summary - Interest income and other increased $3 million in 2008, primarily due to $7 million of increased interest income. The increased interest income was primarily from higher average balances of cash and cash equivalents in 2008 as compared to 2007 as a result of proceeds received from the sale of IPL's electric transmission assets in December 2007. This item was partially offset by a $4 million pre-tax gain realized from the sale of an investment in the first quarter of 2007.

2007 vs. 2006 Summary - Interest income and other increased $20 million in 2007, primarily due to $20 million of currency transaction losses recorded in 2006 related to the impact of changes in New Zealand currency rates, a $5 million pre-tax loss realized from the sale of Alliant Energy's Brazil investments in the first quarter of 2006 and a $4 million pre-tax gain realized from the sale of an investment in the first quarter of 2007. These items were partially offset by lower interest income including interest income on loans to discontinued operations.

Refer to Notes 1(d) and 1(l) of the "Notes to Consolidated Financial Statements" for additional information regarding Alliant Energy's cash and cash equivalents and interest income and other, respectively.

Income Taxes - The effective income tax rates for Alliant Energy's continuing operations were 31.9%, 36.6% and 36.3% for 2008, 2007 and 2006, respectively.

2008 vs. 2007 Summary - The lower effective income tax rate was primarily due to the impact of income tax expense related to the gain on sale of IPL's electric transmission assets in 2007, $12 million of income tax benefits recorded in 2008 related to the impact of reaching a settlement with the Internal Revenue Service (IRS) in 2008 regarding the audit of Alliant Energy's U.S. federal income tax returns for calendar years 2002 through 2004 and recording known adjustments for the tax returns for calendar years 2005 through 2007, and other changes in the impacts of property related differences for which deferred tax expense is not recorded pursuant to Iowa rate making principles. These items were partially offset by a $6 million reversal of deferred tax asset valuation allowances in 2007 related to changes in Alliant Energy's anticipated ability to utilize capital losses prior to their expiration, $4 million of income tax benefits recorded in 2007 as a result of reaching a settlement with the IRS in 2007 regarding the audits of Alliant Energy's U.S. federal income tax returns for calendar years 1999 through 2001 and recording known adjustments for the tax returns for calendar years 2002 through 2006, deferred tax rate changes as a result of estimated higher state income tax rates from apportionment changes anticipated in the future, a reserve recorded at WPL in 2008 for a tax-related regulatory asset and lower manufacturing production deductions in 2008.

2007 vs. 2006 Summary - The slightly higher effective income tax rate for 2007 compared to 2006 was primarily due to the impact of income tax expense related to the gain on sale of IPL's electric transmission assets in 2007 and $7 million of tax benefits recorded in 2006 related to the sale of IPL's interest in DAEC. These items were substantially offset by lower state income taxes, changes in the impacts of property-related temporary differences for which deferred tax expense is not recorded pursuant to Iowa rate making principles, adjustments to prior period taxes recorded in 2006 related to filing of 2005 tax returns, $4 million of income tax benefits recorded in 2007 related to the impact of reaching a settlement with the IRS in 2007 regarding the audit of Alliant Energy's U.S. federal income tax returns for calendar years 1999 through 2001 and recording known adjustments for the tax returns for calendar years 2002 through 2006 and a $3 million increase in the reversal of deferred tax asset valuation allowances in 2007 compared to 2006 related to changes in Alliant Energy's anticipated ability to utilize capital losses prior to their expiration.

Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional information regarding Alliant Energy's effective income tax rates. Refer to "Other Matters - Other Future Considerations - Production Tax Credits" for discussion of tax credits for wind projects, which are expected to decrease future effective income tax rates.

Income (Loss) from Discontinued Operations - Refer to Note 17 of the "Notes to Consolidated Financial Statements" for discussion of Alliant Energy's discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Overview - Alliant Energy believes it has, and expects to maintain, an adequate liquidity position to operate its business as a result of available capacity under its revolving credit facility, operating cash flows from its utility business, and available cash and cash equivalents. Based on its liquidity position and capital structure, Alliant Energy believes it will be able to secure the additional capital required to implement its strategic plan and to meet its long-term contractual obligations. Access by Alliant Energy to capital markets to fund its future capital requirements is largely dependent on its credit quality and on developments in those capital markets.

Liquidity Position - At Dec. 31, 2008, Alliant Energy and its subsidiaries had $347 million of cash and cash equivalents and $537 million ($245 million at IPL, $196 million at WPL and $96 million at the parent company) of available capacity under their revolving credit facilities. Refer to "Cash Flows - Financing Activities - Short-term Debt" for further discussion of the credit facilities. Refer to Note 1(d) of the "Notes to Consolidated Financial Statements" for additional information on Alliant Energy's cash and cash equivalents.

Capital Structure - Alliant Energy plans to maintain consolidated debt-to-total capitalization ratios that are consistent with investment-grade credit ratings to facilitate access to capital markets on reasonable terms and conditions. Alliant Energy's, IPL's and WPL's capital structures at Dec. 31, 2008 were as follows (dollars in millions):

	Alliant Energy (Consolidated)		IPL		WPL	
Common equity	$2,823.5	56.1%	$1,148.3	48.5%	$1,159.5	56.7%
Preferred equity	243.8	4.8%	183.8	7.7%	60.0	2.9%
Long-term debt (incl. current maturities)	1,884.7	37.4%	995.2	42.0%	782.9	38.3%
Short-term debt	86.1	1.7%	42.4	1.8%	43.7	2.1%
	$5,038.1	100.0%	$2,369.7	100.0%	$2,046.1	100.0%

In addition to capital structures, other important financial considerations used to determine the characteristics of future financings include financial coverage ratios, flexibility for the utility generation plan, state regulations and the levels of debt imputed by rating agencies. The most significant debt imputations include a portion of the DAEC, Kewaunee, Riverside and RockGen PPAs, and the amount of IPL's accounts receivable sold. Refer to "Rates and Regulatory Matters - Utility Rate Cases - WPL's 2007 Retail Rate Case" for details of imputed debt adjustments approved by the PSCW in WPL's 2007 retail rate case, which was not changed in the recent stipulated agreement approved by the PSCW in December 2008.

Alliant Energy intends to manage these capital structures in such a way that it does not compromise its ability to raise the necessary funding required to enable it to continue to provide utility services reliably and at reasonable costs. Key considerations include maintaining access to the financial markets on the terms, in the amounts and within the timeframes required to fund Alliant Energy's strategic plan, retaining a prudent level of financial flexibility and maintaining IPL's and WPL's investment-grade credit ratings. The capital structure is only one of a number of components that needs to be actively managed in order to achieve these objectives. Alliant Energy currently expects to maintain capital structures at IPL and WPL in which total debt would not exceed 40% to 45%, and preferred stock would not exceed 5% to 10%, of total capital. These targets may be adjusted depending on subsequent developments and their potential impact on IPL's and WPL's investment-grade credit ratings.

Credit and Capital Market Developments - Financial markets have come under considerable strain over the past year, resulting in adverse impacts on the availability and terms of credit for businesses. A number of initiatives are underway by the U.S. Treasury Department and the Federal Reserve System intended to contain the contraction of credit in the economy and of liquidity in the various capital markets. However, financial market conditions remain highly sensitive to the evolving economic outlook. Liquidity in the various markets has fluctuated unpredictably, as investment flows into the safety of U.S. Treasury obligations have led to historically low yields in shorter-dated Treasury bills, inducing funds to be re-invested in higher-yielding instruments and/or longer-dated instruments at the beginning of 2009.

Alliant Energy is aware of the potential implications these credit and capital market developments might have on its ability to raise the external funding required for its operations and capital expenditure plans. Alliant Energy has already taken measures over the past several years to improve its financial strength including: reducing debt; securing multi-year committed revolving credit facilities to provide backstop liquidity to its commercial paper programs and a committed source of alternative liquidity in the event the commercial paper market becomes disrupted; arranging an accounts receivable sales program for up to $300 million at IPL as an alternative source of working capital financing; retaining sufficient cash and cash equivalents to fund a portion of Alliant Energy's current operating and capital requirements in the event of credit market disruptions; extending IPL's and WPL's respective long-term debt maturity profiles and avoiding undue concentrations of maturities over the next few years; and converting certain of IPL's and WPL's pollution control revenue bonds from variable interest rates to fixed interest rates. As discussed below, Alliant Energy retains flexibility in undertaking its capital expenditure program, particularly with respect to capital expenditures to fund the infrastructure investment program within its strategic plan.

Primary Sources and Uses of Cash - Alliant Energy's most significant source of cash is electric and gas sales to its utility customers. Cash from these sales reimburses IPL and WPL for prudently incurred expenses to provide service to their utility customers and provides IPL and WPL a return on rate base assets required to provide such services. Utility operating cash flows are expected to cover the majority of IPL's and WPL's capital expenditures required to maintain their current infrastructure and dividends paid to Alliant Energy's shareowners. Capital requirements needed to retire debt and fund capital expenditures for utility rate base growth related to new generating facilities and environmental compliance programs, are expected to be financed primarily through external financings. Ongoing monitoring of credit and capital market conditions allows management to monitor the availability of funding and the terms and conditions attached to such financing. In order to maintain debt-to-total capitalization ratios that are consistent with investment-grade ratings, Alliant Energy, IPL and WPL may periodically fund such capital requirements with additional debt and equity.

Cash Flows - Selected information from the Consolidated Statements of Cash Flows is as follows (in millions):

Cash flows from (used for):	**2008**	2007	2006
Operating activities	**$319.5**	$588.8	$403.3
Investing activities	**(866.1)**	329.0	465.8
Financing activities	**147.9**	(438.2)	(819.1)

Operating Activities -

2008 vs. 2007 - Alliant Energy's cash flows from operating activities decreased $269 million primarily due to $77 million of transmission service expenditures paid to ITC in 2008 following the sale of IPL's electric transmission assets in December 2007, $73 million of incremental operating expenditures related to the severe flooding in 2008, $50 million of higher expenditures due to changes in the level of accounts receivable sold during 2008 and 2007, $49 million of collateral payments received from counterparties of derivative contracts in 2007, $23 million of expenditures by IPL for prepaid gas in 2008, $16 million of refunds paid by WPL to retail electric customers in 2008 for over-recovered fuel-related costs in 2007 and other changes in working capital. These items were partially offset by $21 million of lower income tax payments and $18 million of property insurance payments received by IPL in 2008 for reimbursement of covered flood losses allocated to operating expenditures.

2007 vs. 2006 - Alliant Energy's cash flows from operating activities increased $186 million primarily due to lower pension plan contributions, changes in collateral paid to and received from counterparties of derivative contracts, lower interest payments due to long-term debt retirements and the impact of improved retail fuel-related cost recoveries at WPL. These items were partially offset by higher income tax payments and changes in the level of accounts receivable sold at IPL.

IPL's Accounts Receivable Sale Program - Changes in the levels of accounts receivable sold by IPL increased (decreased) Alliant Energy's cash flows from operations by ($75) million, ($25) million and $25 million in 2008, 2007 and 2006, respectively. The 2008 change was partially due to IPL using a portion of the proceeds from the issuance of its senior debentures in October 2008 to reduce the amount of accounts receivable sold. Refer to Note 4(a) of the "Notes to Consolidated Financial Statements" for information on IPL's accounts receivable sale program.

Pension Plan Contributions - In 2006, the Pension Protection Act of 2006 was enacted. This legislation included changes to minimum funding level requirements of pension plans beginning in 2008. In December 2008, the Worker, Retiree and Employer Recovery Act of 2008 was enacted. This legislation provides pension plan funding relief to retirement plan sponsors impacted by material losses to their retirement plan assets in 2008. Alliant Energy is currently in compliance with these two acts and expects to maintain compliance with these acts as a result of future expected pension plan contributions noted below. Pension plan contributions for 2006, 2007 and 2008 along with estimates of pension plan contributions expected to be made in 2009, 2010 and 2011 are as follows (in millions):

	2006	2007	2008	2009 (b)	2010 (b)	2011 (b)
IPL (a)	$91	$--	$--	$30	$20	$25
WPL (a)	43	--	--	20	15	15
Other subsidiaries	32	8	2	5	5	5
Alliant Energy	$166	$8	$2	$55	$40	$45

(a) Pension plan contributions for IPL and WPL include contributions to their respective qualified pension plans as well as an allocated portion of the contributions to pension plans sponsored by Corporate Services.
(b) Pension plan contributions expected to be made in 2009, 2010 and 2011 are based on the funded status and assumed return on assets as of the Dec. 31, 2008 measurement date for each plan. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for discussion of the current funded levels of pension plans.

Investing Activities -
2008 vs. 2007 - Alliant Energy's cash flows used for investing activities increased $1.2 billion primarily due to $901 million of net proceeds received from asset sales in 2007 and $336 million of higher construction expenditures including expenditures for IPL's Whispering Willow - East and WPL's Cedar Ridge wind projects in 2008. These items were partially offset by $24 million of expenditures for emission allowances at IPL in 2007.

2007 vs. 2006 - Alliant Energy's cash flows from investing activities decreased $137 million primarily due to higher construction expenditures related to its utility generation plan and IPL's winter storm restoration activities in 2007. These items were partially offset by higher proceeds received from asset sales.

Construction and Acquisition Expenditures - Capital expenditures, investments and financing plans are reviewed, approved and updated as part of Alliant Energy's strategic planning and budgeting processes. In addition, significant capital expenditures and investments are subject to a cross-functional review prior to approval. Changes in Alliant Energy's anticipated construction and acquisition expenditures may result from a number of reasons including economic conditions, regulatory requirements, ability to obtain adequate and timely rate relief, changing market conditions and new opportunities. Alliant Energy currently anticipates construction and acquisition expenditures during 2009, 2010 and 2011 as follows (in millions):

	Alliant Energy			IPL			WPL		
Utility business (a):	2009	2010	2011	2009	2010	2011	2009	2010	2011
Generation - new facilities:									
IPL coal - Sutherland #4 (b)	$205	$455	$285	$205	$455	$285	$--	$--	$--
IPL wind - Whispering Willow - East	250	10	--	250	10	--	--	--	--
WPL wind - Bent Tree	165	285	--	--	--	--	165	285	--
WPL wind - Other	20	90	135	--	--	--	20	90	135
WPL gas - NEF (c)	--	--	--	--	--	--	95	--	--
Total generation - new facilities	640	840	420	455	465	285	280	375	135
Environmental	135	240	390	100	40	80	35	200	310
Advanced metering infrastructure	55	75	25	--	70	25	55	5	--
Other utility capital expenditures	465	380	380	290	205	205	175	175	175
Total utility business	1,295	1,535	1,215	$845	$780	$595	$545	$755	$620
Non-regulated businesses	15	10	10						
	$1,310	$1,545	$1,225						

(a) Cost estimates represent IPL's or WPL's estimated portion of total escalated construction and acquisition expenditures in millions of dollars and exclude AFUDC, if applicable.
(b) In February 2009, IPL received a written order from the IUB concerning its ratemaking principles request for the Sutherland #4 project. IPL is currently reviewing this written order with its joint partners involved in the project to determine whether to proceed with the project. A decision on the project will likely be announced in March 2009.
(c) WPL currently plans to purchase NEF from Resources effective June 1, 2009.

Alliant Energy has not yet entered into contractual commitments relating to the majority of its anticipated future capital expenditures. As a result, Alliant Energy has discretion with regard to the level of capital expenditures eventually incurred and closely monitors and frequently updates such estimates based on numerous economic and other factors. Alliant Energy has capital purchase obligations under a master supply agreement executed in the second quarter of 2008 with Vestas for the purchase of 500 MW of wind turbine generator sets and related equipment to support IPL's and WPL's wind generation plans. Refer to "Certain Financial Commitments - Contractual Obligations" for long-term contractual obligations related to wind projects and "Strategic Overview" for further discussion of the utility generation plan and multi-emission compliance plans.

Alliant Energy expects to finance its 2009 to 2011 capital expenditure plans in a manner that allows it to adhere to the capital structure targets discussed in the "Capital Structure" section above. 2009 capital expenditures are expected to be funded with a combination of available cash and cash equivalents, short-term debt and internally generated cash. Such short-term debt is expected to be refinanced with approximately $500 million ($250 million at IPL and $250 million at WPL) of long-term debt issuances in the second half of 2009. The precise characteristics of the financing for the 2010 and 2011 capital expenditures will be determined closer to the time that the financing is required. Flexibility will be required in implementing the long-term financing for capital expenditure plans to allow for scheduling variations in the required authorization and construction work, changing market conditions and any adjustments that might be required to ensure there are no material adverse impacts to Alliant Energy's, IPL's and WPL's respective capital structures.

Proceeds from Asset Sales - Net proceeds from asset sales have been used for debt reduction, common share repurchases, funding capital expenditures and general corporate purposes. Proceeds from assets sales for Alliant Energy, IPL and WPL during 2008, 2007 and 2006 were as follows (in millions):

	Alliant Energy			IPL			WPL		
Assets Sold:	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
IPL's electric transmission assets	**$4**	$772	$--	**$4**	$772	$--	**$--**	$--	$--
Mexico investments	**--**	66	--	**--**	--	--	**--**	--	--
Electric and gas utility assets in Illinois	**--**	52	--	**--**	28	--	**--**	24	--
Interest in DAEC	**--**	--	331	**--**	--	331	**--**	--	--
New Zealand investments	**--**	--	186	**--**	--	--	**--**	--	--
Brazil investments	**--**	--	150	**--**	--	--	**--**	--	--
China investments	**--**	--	82	**--**	--	--	**--**	--	--
Gas gathering pipeline systems	**--**	--	23	**--**	--	--	**--**	--	--
Other	**9**	11	25	**--**	1	1	**3**	--	4
	$13	$901	$797	**$4**	$801	$332	**$3**	$24	$4

Financing Activities -
2008 vs. 2007 - Alliant Energy's cash flows from financing activities increased $586 million primarily due to changes in the amount of long-term debt issued and retired during 2008 and 2007 discussed below and $295 million of common stock repurchases under Alliant Energy's common stock repurchase program in 2007. These items were partially offset by $34 million of proceeds received from stock options exercised in 2007.

2007 vs. 2006 - Alliant Energy's cash flows used for financing activities decreased $381 million primarily due to changes in the amount of debt issued and retired, including decreased debt premiums, and IPL's retirement of a capital lease obligation in 2006. These items were partially offset by higher common stock repurchases in 2007.

FERC and Public Utility Holding Company Act Financing Authorizations - Under the Public Utility Holding Company Act of 2005, FERC has authority over the issuance of utility securities, except to the extent that a state regulatory commission has retained jurisdiction over such matters. In July 2008, FERC issued an order allowing IPL to pay up to $400 million in common equity distributions from additional paid-in capital, rather than retained earnings. In October 2008, IPL paid $75 million in common equity distributions from additional paid-in capital under this order. In 2007, FERC authorized IPL to issue up to $900 million of long-term debt securities, $500 million of short-term debt securities and $200 million of preferred stock for a period from Jan. 1, 2008 through Dec. 31, 2009. In October 2008, IPL issued $250 million of long-term debt securities under this order. Issuance of debt securities by WPL is authorized by the PSCW and therefore is exempt from regulation by FERC. FERC does not have authority over the issuance of securities by Alliant Energy or Resources.

State Regulatory Financing Authorizations - IPL has state regulatory financing authorization for short-term borrowings of $300 million. In September 2008, WPL received authorization from the PSCW to issue up to $350 million of unsecured indebtedness through March 31, 2009 with terms not to exceed 31 years, among other conditions. As of Dec. 31, 2008, WPL had $100 million remaining under the authorization issued by the PSCW.

IPL received approval from FERC and MPUC to borrow directly from its parent should external sources of short-term debt become unavailable or short-term interest rates become excessive. Any borrowings from its parent would be subject to the maximum limit of its state regulatory financing authorization for short-term borrowings of $300 million.

Shelf Registrations - In the third quarter of 2008, IPL and WPL filed shelf registration statements with the SEC. IPL's shelf registration became effective in August 2008 and provides IPL flexibility to offer from time to time up to an aggregate of $500 million of preferred stock and unsecured debt securities from August 2008 through August 2011. WPL's shelf registration became effective in August 2008 and provides WPL flexibility to offer up to an aggregate of $450 million of its preferred stock and unsecured debt securities from August 2008 through August 2011. As of Dec. 31, 2008, IPL and WPL had $250 million and $200 million, respectively, remaining available under their shelf registrations. Alliant Energy's most recent shelf registration statement expired in December 2008.

Common Stock Dividends - In December 2008, Alliant Energy announced an increase in its expected annual common stock dividend from $1.40 per share to $1.50 per share, which is equivalent to a rate of $0.375 per share per quarter, beginning with the Feb. 13, 2009 dividend payment. Payment of future 2009 quarterly dividends is subject to the actual dividend declaration by Alliant Energy's Board of Directors. Alliant Energy's general long-term goal is to maintain a dividend payout ratio that is competitive with the industry average. Currently, Alliant Energy's goal is to attain a dividend payout percentage of approximately 60% to 70% of its utility earnings. Alliant Energy's dividend payout ratio was 64% of its utility earnings in 2008. Refer to Note 7(a) of the "Notes to Consolidated Financial Statements" for discussion of IPL's and WPL's dividend payment restrictions based on the terms of their outstanding preferred stock and applicable regulatory limitations.

Common Stock Issuances - In 2007, Alliant Energy issued $34 million of additional common stock under its equity incentive plans for employees. In the first quarter of 2006, Alliant Energy began to satisfy any new demand under its Shareowner Direct Plan and 401(k) Savings Plan through open market purchases. Alliant Energy currently anticipates its only common stock issuances in 2009 will be to issue new shares to satisfy demands under its equity incentive plans for employees. Refer to Note 6(b) of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's common stock issuances primarily under its equity incentive plan for employees.

Common Stock Repurchase Program - Refer to Note 7(a) of the "Notes to Consolidated Financial Statements" for discussion of Alliant Energy's common stock repurchase program, which was completed in 2007.

Short-term Debt - In October 2007, Alliant Energy, IPL and WPL extended the terms of their respective revolving credit facilities to November 2012. These credit facilities backstop commercial paper issuances used to finance short-term borrowing requirements, which fluctuate based on seasonal corporate needs, the timing of long-term financings and capital market conditions. The facility at the parent company is generally used to fund Resources and Corporate Services as well as its own needs. At Dec. 31, 2008, Alliant Energy's short-term borrowing arrangements included three revolving credit facilities totaling $623 million ($96 million for Alliant Energy at the parent company level, $287 million for IPL and $240 million for WPL). During the fourth quarter of 2008, Alliant Energy became aware that Lehman Brothers Bank (Lehman) may not be able to fund its portion of the commitments under the Alliant Energy, IPL and WPL credit facility agreements. Therefore, Lehman's commitments are excluded from the amounts above. Lehman's total commitment to the credit facilities was $27 million, of which Alliant Energy (at the parent company level), IPL and WPL had $4 million, $13 million and $10 million, respectively. There are currently 15 lenders that participate in the three credit facilities, with aggregate respective commitments ranging from $11 million to $68 million. At Dec. 31, 2008, additional credit facility information was as follows (dollars in millions; Not Applicable (N/A)):

	Alliant Energy (Consolidated)	Parent Company	IPL	WPL
Commercial paper:				
Amount outstanding	$86	$--	$42	$44
Weighted average maturity	6 days	N/A	5 days	6 days
Weighted average interest rates	1.2%	N/A	1.1%	1.4%
Available credit facility capacity	$537	$96	$245	$196

During 2008, Alliant Energy, IPL and WPL issued commercial paper to meet short-term financing requirements and did not borrow directly under their respective credit facilities.

Alliant Energy's, IPL's and WPL's credit facility agreements each contain a covenant which requires the entities to maintain certain debt-to-capital ratios. The debt-to-capital ratios required to borrow under the credit facilities compared to the actual debt-to-capital ratios at Dec. 31, 2008 were as follows:

	Requirement	Status at Dec. 31, 2008
Alliant Energy	Less than 65%	38%
IPL	Less than 58%	44%
WPL	Less than 58%	44%

The debt component of the capital ratios includes long- and short-term debt (excluding non-recourse debt and hybrid securities to the extent such hybrid securities do not exceed 15% of consolidated capital of the borrower), capital lease obligations, letters of credit, guarantees of the foregoing and new synthetic leases. The equity component excludes accumulated other comprehensive income (loss).

Alliant Energy's, IPL's and WPL's credit facility agreements each contain negative pledge provisions, which generally prohibit placing liens on any of the property of Alliant Energy or its subsidiaries with certain exceptions. Exceptions include among others, securing obligations of up to 5% of the consolidated assets of the borrower, non-recourse project financing and purchase money liens.

The credit facility agreements each contain provisions that require, during their term, any proceeds from asset sales, with certain exclusions, in excess of 20% of Alliant Energy's, IPL's and WPL's respective consolidated assets to be used to reduce commitments under their respective facilities. Exclusions include, among others, certain sale and lease-back transactions, and transmission and non-regulated assets.

The credit facility agreements each contain customary events of default. In addition, Alliant Energy's credit facility agreement contains a cross default provision that is triggered if a domestic majority-owned subsidiary of Alliant Energy incurs an event of default on debt totaling $50 million or more. If an event of default under any of the credit facility agreements occurs and is continuing, the lenders may declare any outstanding obligations under the credit facility agreements immediately due and payable and could terminate such agreements. In addition, if any order for relief is entered under bankruptcy laws with respect to Alliant Energy, IPL or WPL, then any outstanding obligations under the respective credit facility agreements would be immediately due and payable. At Dec. 31, 2008, Alliant Energy, IPL and WPL did not have any borrowings outstanding under their credit facility agreements. In addition, IPL's sale of accounts receivable program agreement contains a cross default provision that is triggered if IPL or Alliant Energy incurs an event of default on debt totaling $50 million or more. If an event of default under IPL's sale of accounts receivable program agreement occurs, then the counterparty could terminate such agreement. At Dec. 31, 2008, IPL had sold in the aggregate $25 million of accounts receivable. A default by a minority-owned affiliate or a foreign subsidiary would not trigger a cross default event. A default by either Alliant Energy or Resources would not trigger a cross default event for either IPL or WPL, nor would a default by either of IPL or WPL trigger a cross default event for the other under their respective credit facility agreements.

A material adverse change representation is not required for borrowings under these credit facility agreements.

At Dec. 31, 2008, Alliant Energy, IPL and WPL were in compliance with all covenants and other provisions of the credit facility agreements. Refer to "Long-term Debt" below for discussion of the alleged default under the Indenture with respect to the Exchangeable Senior Notes due 2030.

Refer to Note 8(a) of the "Notes to Consolidated Financial Statements" for additional information on short-term debt.

Long-term Debt - In 2008 and 2007, significant issuances of long-term debt were as follows (dollars in millions):

Company	Amount	Type	Interest Rate	Due Date	Use of Proceeds
2008:					
IPL	$250.0	Senior debentures	7.25%	Oct-18	Reduce the amount of accounts receivable sold, invest in short-term assets, repay short-term debt and redeem $13.3 million of pollution control revenue bonds
WPL	$250.0	Debentures	7.6%	Oct-38	Invest in short-term assets, repay short-term debt, and repay at maturity its $60 million 5.7% debentures
2007:					
WPL	$300.0	Debentures	6.375%	Aug-37	Repay short-term debt, pay a $100 million common stock dividend to Alliant Energy to realign WPL's capital structure, and for working capital purposes

In 2008 and 2007, significant retirements of long-term debt were as follows (dollars in millions; pollution control revenue bonds (PCRB); collateral trust bonds (CTB); first mortgage bonds (FMB)):

Company	Amount	Type	Interest Rate	Original Due Date
2008:				
Corporate Services	$75.0	Senior notes	4.55%	Oct-08
WPL	$60.0	Debentures	5.7%	Oct-08
IPL	$16.5	Various PCRB	3.6-6.25% at Dec. 31, 2007	Nov-08 to Nov-23
2007:				
WPL	$105.0	Debentures	7%	Jun-07
IPL	$55.0	CTB	6.875%	May-07
IPL	$50.0	CTB	6%	Oct-08
IPL	$24.8	FMB	8%	Feb-07
Alliant Energy Neenah, LLC	$36.3	Credit facility	7.125%	2007 to 2010

In addition, in 2008, IPL and WPL converted certain pollution control revenue bonds from variable interest rates to fixed interest rates as follows (dollars in millions):

	Amount Converted	Due Dates	Fixed Interest Rate
IPL	$38.4	2014	5%
WPL	24.5	2014 and 2015	5%
WPL	14.6	2015	5.375%

On Sep. 5, 2008, Alliant Energy and Resources received a notice of default, dated Sep. 4, 2008, from U.S. Bank National Association as successor indenture trustee (Trustee) pursuant to which the Trustee asserted that Resources was in default under the Indenture with respect to the Exchangeable Senior Notes due 2030 (Notes), which were issued by Resources and were guaranteed by Alliant Energy. The alleged default relates to a provision of the Indenture that provides that if Resources transfers all or substantially all of its properties and assets to a third party, then the transferee must assume Resources' obligations under the Notes and Indenture. The Trustee also filed a compliant seeking a declaratory judgment that Resources is in breach of the Indenture. Alliant Energy and Resources do not believe that Resources has transferred substantially all of its assets or that a default has occurred under the Indenture. In addition, Alliant Energy and Resources believe that, under the terms of the Indenture, even if a default had occurred under the Indenture, such default would not have continued after Alliant Energy and Resources executed a Fifth Supplemental Indenture to the Indenture on Nov. 25, 2008 pursuant to which the Alliant Energy parent company assumed the obligations of Resources under the Indenture and the Notes. Alliant Energy and Resources intend to vigorously defend against this litigation.

If Alliant Energy's and Resources' interpretation of the Indenture is determined to be incorrect, a default may have occurred under the Indenture. If such default is continuing 90 days after the date the Notice of Default was received by Resources, an "Event of Default" will have occurred under the Indenture. The occurrence of an "Event of Default" under the Indenture would permit the Trustee or holders of at least 25% in aggregate principal amount of outstanding Notes to declare the principal amount of all outstanding Notes, plus accrued interest, to be immediately due and payable by Alliant Energy. The aggregate principal amount of Notes outstanding under the Indenture is $402.5 million. If a court determined Alliant Energy's and Resources' interpretation of the Indenture to be incorrect and the Trustee or the holders of the Notes declared the principal amount of all the outstanding Notes to be immediately due and payable by Alliant Energy, then Alliant Energy would be required to pay the aggregate principal amount of the Notes, plus accrued interest, and record a pre-tax loss of approximately $365 million based on the amount of unamortized debt discount and unamortized debt expense on the Consolidated Balance Sheet at Dec. 31, 2008. In addition, an "Event of Default" under the Indenture would also trigger cross default provisions in Alliant Energy's credit facility agreement and IPL's sale of accounts receivable program agreement that could result in the termination of such agreements. Alliant Energy and IPL have obtained waivers from the necessary parties to prevent an "Event of Default" from occurring through March 31, 2009 under the credit facility agreement and sale of accounts receivable program agreement, respectively.

Refer to Note 12(c) of the "Notes to Consolidated Financial Statements" for additional discussion of the alleged default by Resources under the Indenture related to the Notes and Note 8(b) of the "Notes to Consolidated Financial Statements" for additional information on long-term debt.

Creditworthiness -

Credit Ratings - Access to the capital markets and the costs of obtaining external financing are dependent on creditworthiness. Alliant Energy is committed to taking the necessary steps required to maintain investment-grade credit ratings. Alliant Energy's current credit ratings and outlooks are as follows:

		Standard & Poor's Ratings Services (S&P)	Moody's Investors Service (Moody's)
IPL	Senior unsecured long-term debt	BBB+	A3
	Commercial paper	A-2	P-2
	Preferred stock	BBB-	Baa2
	Corporate/issuer	BBB+	A3
WPL	Senior unsecured long-term debt	A-	A2
	Commercial paper	A-2	P-1
	Preferred stock	BBB	Baa1
	Corporate/issuer	A-	A2
Resources	Senior unsecured long-term debt	BBB	Baa1
	Corporate/issuer	BBB+	Not rated
Alliant Energy	Senior unsecured long-term debt	BBB	Not rated
	Commercial paper	A-2	P-2
	Corporate/issuer	BBB+	Not rated
All Entities	Outlook	Stable	Stable

Ratings Triggers - The long-term debt of Alliant Energy and its subsidiaries is not subject to any repayment requirements as a result of explicit credit rating downgrades or so-called "ratings triggers." However, Alliant Energy and its subsidiaries are parties to various agreements, including PPAs, fuel contracts and corporate guarantees that are dependent on maintaining investment-grade credit ratings. In the event of a downgrade below investment-grade level, Alliant Energy or its subsidiaries may need to provide credit support, such as letters of credit or cash collateral equal to the amount of the exposure, or may need to unwind the contract or pay the underlying obligation. In the event of a downgrade below investment-grade level, management believes Alliant Energy, IPL and WPL have sufficient liquidity to cover counterparty credit support or collateral requirements under the various agreements with ratings triggers.

Off-Balance Sheet Arrangements -

Synthetic Leases - Alliant Energy utilizes off-balance sheet synthetic operating leases related to the financing of certain corporate headquarters and utility railcars. Synthetic leases provide favorable financing rates to Alliant Energy while allowing it to maintain operating control of its leased assets. Refer to Note 3 of the "Notes to Consolidated Financial Statements" for future minimum lease payments and residual value guarantees associated with these synthetic leases.

Special Purpose Entities - IPL uses special purpose entities for its accounts receivable sale program. IPL uses proceeds from the sale of accounts receivable and unbilled revenues to maintain flexibility in its capital structure, take advantage of favorable short-term interest rates and finance a portion of its long-term cash needs. The sale of accounts receivable provides liquidity to IPL. Refer to Note 4(a) of the "Notes to Consolidated Financial Statements" for aggregate proceeds from the sale of accounts receivable. Alliant Energy has reviewed these special purpose entities and determined that consolidation of these entities is not required. Refer to Note 19 of the "Notes to Consolidated Financial Statements" for additional information regarding Financial Accounting Standards Board Interpretation No. (FIN) 46R, "Consolidation of Variable Interest Entities."

Guarantees and Indemnifications - Alliant Energy has several guarantees and indemnifications outstanding related to its prior divestiture activities. Refer to Note 12(d) of the "Notes to Consolidated Financial Statements" for additional information.

Certain Financial Commitments -
Contractual Obligations - Alliant Energy's consolidated long-term contractual obligations as of Dec. 31, 2008 were as follows (in millions):

	2009	2010	2011	2012	2013	Thereafter	Total
Operating expense purchase obligations (Note 12(b)):							
Purchased power and fuel commitments (a)	$839	$609	$416	$329	$331	$94	$2,618
Emission allowances	1	9	1	--	--	34	45
Other (b)	28	3	--	--	--	--	31
Long-term debt maturities (Note 8(b))	136	102	201	1	1	1,817	2,258
Interest - long-term debt obligations	133	120	109	103	103	1,697	2,265
Wind generation projects (Note 12(a)) (c)	312	308	43	--	--	--	663
Operating leases (Note 3)	86	77	68	106	22	16	375
Capital leases	--	--	--	--	--	4	4
	$1,535	$1,228	$838	$539	$457	$3,662	$8,259

(a) Purchased power and fuel commitments represent normal business contracts used to ensure adequate purchased power, coal and natural gas supplies and to minimize exposure to market price fluctuations
(b) Other operating expense purchase obligations represent individual commitments incurred during the normal course of business that exceeded $1 million at Dec. 31, 2008.
(c) In the second quarter of 2008, Corporate Services, as agent for IPL and WPL, entered into a master supply agreement with Vestas for the purchase of 500 MW of wind turbine generator sets and related equipment to support IPL's and WPL's wind generation plans. The wind generation plans are described in more detail in "Strategic Overview - Utility Generation Plan." Minimum future commitments for capital purchase obligations related to this agreement are based on currency exchange rates and steel prices at Dec. 31, 2008. Refer to "Other Matters - Market Risk Sensitive Instruments and Positions" for further discussion of potential impacts of changes in currency exchange rates and steel prices on the minimum future commitments related to this agreement.

At Dec. 31, 2008, Alliant Energy had $14.0 million of unrecognized tax benefits recorded as liabilities in accordance with FIN 48, "Accounting for Uncertainty in Income Taxes," which are not included in the above table. It is uncertain if, and when, such amounts may be settled with the respective taxing authorities. Related to these unrecognized tax benefits, Alliant Energy also recorded liabilities for potential interest of $1.9 million at Dec. 31, 2008, which are also not included in the above table.

Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for anticipated pension and other postretirement benefits funding amounts, which are not included in the above table. Refer to "Cash Flows - Investing Activities - Construction and Acquisition Expenditures" for additional information on Alliant Energy's construction and acquisition program. In addition, at Dec. 31, 2008, there were various other long-term liabilities and deferred credits included on the Consolidated Balance Sheet that, due to the nature of the liabilities, the timing of payments cannot be estimated and are therefore excluded from the above table.

Environmental -

Overview - Alliant Energy is subject to regulation of environmental matters by various federal, state and local authorities as a result of its current and past operations. Alliant Energy addresses these environmental matters with pollution abatement programs, which are subject to continuing review and are periodically revised due to various factors, including changes in environmental regulations, construction plans and compliance costs. Given the dynamic nature of environmental regulations and other related regulatory requirements, Alliant Energy has established an integrated planning process that is used for environmental compliance of its future anticipated operations. Alliant Energy anticipates future expenditures for environmental compliance will be material and will require significant capital investments. Alliant Energy anticipates that prudent expenditures incurred by IPL and WPL to comply with environmental requirements likely would be recovered in rates from its customers. Refer to "Strategic Overview - Multi-emission Compliance Plan" for details of Alliant Energy's, IPL's and WPL's multi-emission compliance plans, including estimated capital expenditures. The following are major environmental matters that could potentially have a significant impact on Alliant Energy's financial condition, results of operations and cash flows.

Air Quality - The Clean Air Act (CAA) and its amendments mandate preservation of air quality through existing regulations and periodic reviews to ensure adequacy of these provisions based on scientific data. As part of the basic framework under the CAA, the EPA is required to establish National Ambient Air Quality Standards (NAAQS), which serve to protect public health and welfare. These standards address six "criteria" pollutants, four of which are particularly relevant to Alliant Energy's electric utility operations, including NOx, SO2, particulate matter (PM), and ozone. Ozone is not directly emitted from Alliant Energy's generating facilities; however, NOx emissions may contribute to its formation in the atmosphere.

State implementation plans (SIPs) document the collection of regulations that individual state agencies will apply to maintain NAAQS and related CAA requirements. The EPA must approve each SIP and if a SIP is not acceptable to the EPA or if a state chooses not to issue separate state rules, then the EPA can assume enforcement of the CAA in that state by issuing a federal implementation plan (FIP). Areas that comply with NAAQS are considered to be in attainment, whereas routinely monitored locations that do not comply with these standards may be classified by the EPA as non-attainment and require further actions to reduce emissions. Additional emissions standards may also be applied under the CAA regulatory framework beyond the NAAQS. The specific federal and state regulations that may affect Alliant Energy's operations include: Clear Air Interstate Rule, Clean Air Visibility Rule, Clean Air Mercury Rule, Wisconsin Reasonably Available Control Technology Rule, Wisconsin State Mercury Rule, Ozone National Ambient Air Quality Standards Rule, Fine Particle National Ambient Air Quality Standards Rule and Industrial Boiler and Process Heater Case-by-Case Maximum Achievable Control Technology Rule. Alliant Energy also monitors various other potential environmental matters related to air quality, including: litigation of various federal rules issued under the CAA statutory authority; revisions to the New Source Review/Prevention of Significant Deterioration permitting programs and New Source Performance Standards; and proposed legislation or other regulatory actions to regulate the emission of GHG.

Clean Air Interstate Rule - CAIR was issued by the EPA in 2005 to reduce emissions of SO2 and NOx from electric generating units with greater than 25 MW of capacity. CAIR established new SO2 and NOx (both annual and ozone season) emission caps beginning in 2010 and 2009, respectively, with further reductions in SO2 and NOx emission caps effective in 2015. CAIR included a national cap-and-trade system, where compliance may be achieved by either adding air pollution controls and/or purchasing emission allowances. In July 2008, the U.S. Court of Appeals for the D.C. Circuit (D.C. Circuit Court) vacated CAIR in its entirety. In September 2008, the EPA and other affected parties filed petitions requesting the D.C. Circuit Court review this decision, including a request that CAIR be remanded to the EPA for reconsideration and not vacated in its entirety. In October 2008, the D.C. Circuit Court requested the petitioners to file briefs as to whether any party is seeking vacatur of CAIR and whether the D.C. Circuit Court should stay its mandate until the EPA promulgates a revised rule. In December 2008, the D.C. Circuit Court issued an order that denied rehearing of the original court decision and also remanded (rather than vacated) CAIR to the EPA for revision to address flaws identified in the July 2008 opinion in the case. The impact of the court's remand of CAIR to the EPA is that CAIR obligations became effective Jan. 1, 2009 and require EPA issuance of NOx emission allowances to regulated sources in the first quarter of 2009. In addition, the EPA must undertake additional rule making to revise CAIR in accordance with the remand.

The court ruling in July 2008 did not impact other air quality regulations of the EPA which currently remain in effect including the Acid Rain Program regulations, which utilize a cap and trade program to reduce SO2 emissions. The ruling also does not impact the regulatory requirements for Reasonable Available Control Technology to reduce NOx emissions imposed in the Wisconsin counties that are currently non-attainment areas under the national ambient air quality standard for ozone. The 2008 court ruling may have an indirect impact on the Clean Air Visibility Rule (CAVR) issued by the EPA in 1999 and related Best Available Retrofit Technology Rule (BART) determination guidance in 2005 to address regional haze as discussed below. The EPA's response to this court decision and associated implications to IPL and WPL are uncertain at this time. There are also uncertainties regarding the applicability of state regulations in Iowa and Wisconsin that were adopted to implement CAIR and state responses in the interim until the uncertainties are resolved.

In January 2009, the EPA also took initial action to address one of the CAIR flaws in this matter related to the inclusion of Minnesota in the CAIR program. At issue were claims that the EPA had included Minnesota in the CAIR region based on inaccurate data and that use of better data would result in Minnesota falling below the threshold impact level. Consistent with the 2008 court ruling, the EPA administrator signed the notice for the proposed rule to stay CAIR FIP requirements for Minnesota, until such time that the EPA determines that Minnesota should be included in the eastern CAIR region. However, the proposed stay of the CAIR FIP requires notice and comment rulemaking proceedings in the Federal Register prior to final promulgation. In addition, this action does not have any effect on the EPA Acid Rain Program regulations, which currently remain in effect in Minnesota.

Alliant Energy is currently unable to predict the final outcome of the 2008 court ruling, but expects that capital investments and/or modifications resulting from the reconsidered air quality rules that address SO2 and NOx emissions could be significant. Until CAIR is resolved through further action by the EPA, Alliant Energy plans to continue to implement its current multi-emissions compliance plans, which include investments in air pollution controls for electric generating facilities as well as purchases of emission allowances. Alliant Energy will closely monitor the future developments of these regulations and update its multi-emissions compliance plans as needed.

Clean Air Visibility Rule - CAVR requires states to develop and implement SIPs to address visibility impairment in designated national parks and wilderness areas across the country with a national goal of no impairment by 2064. Affected states including Iowa, Wisconsin and Minnesota were required to submit a CAVR SIP to the EPA by December 2007 to include BART air pollution controls and other additional measures needed for reducing state contributions to regional haze. Iowa submitted its Regional Haze SIP for EPA review and approval in March 2008. Minnesota and Wisconsin have not yet submitted a CAVR SIP for EPA review. In January 2009, the EPA found both Minnesota and Wisconsin to be deficient regarding the CAVR SIP submittal. The EPA is now required to promulgate a FIP within two years. However, the FIP requirement is void if a state submits a regional haze SIP, and the EPA approves that SIP within the two-year period. Electric generating facility emissions of primary concern for BART and regional haze regulation include SO2, NOx and PM. There are pending obligations under the EPA's CAVR to complete BART determinations that would evaluate control options to reduce these emissions at certain WPL and IPL units that were in existence on Aug. 7, 1977 and began operation after Aug. 7, 1962. The D.C. Circuit Court CAIR ruling in 2008 may have an indirect impact on the CAVR and BART SIP implementation approach because the EPA allowed for BART obligations for SO2 and NOx emissions to be fulfilled by the CAIR program and this compliance approach was adopted by both Iowa and Wisconsin. IPL electric generating facilities operated in Minnesota do not combust coal, therefore additional emissions controls were deemed unnecessary in the proposed Minnesota CAVR SIP. As a result of the D.C. Circuit Court CAIR ruling in December 2008 to revise CAIR, there are uncertainties in the applicability of and compliance outcomes of BART control approaches that will be approved for inclusion in Wisconsin and Iowa CAVR SIPs. In addition, there are uncertainties whether additional emissions reductions could be required to address regional haze impacts beyond BART. Alliant Energy is unable to predict the impact that CAVR might have on the operations of its existing coal-fired generating facilities until Iowa and Wisconsin have received final EPA approvals of CAVR SIP submittals, which is currently expected in 2010.

Clean Air Mercury Rule (CAMR) - CAMR was issued by the EPA in 2005 to reduce mercury emissions from existing and new U.S. coal-fired electric generating units with greater than 25 MW of capacity in a two-phased approach. The first phase of compliance was required by Jan. 1, 2010 and the second phase by Jan. 1, 2018. Similar to the CAIR program, CAMR would use a national cap-and-trade system, where compliance may be achieved by either adding mercury pollution controls and/or purchasing emission allowances. In March 2008, the D.C. Circuit Court vacated the federal CAMR rule. In October 2008, the EPA petitioned the U.S. Supreme Court to review the D.C. Circuit Court's decision. In February 2009, the EPA notified the court that it is no longer seeking review of the CAMR vacatur decision and the Supreme Court subsequently denied a remaining petitioner's request to reconsider the lower court ruling in this case. The EPA will now propose new federal mercury regulations for coal-fired electric generating units. The EPA's federal mercury rules and associated implications to IPL and WPL are uncertain at this time. In February 2009, the Iowa Environmental Protection Commission (EPC) directed the Iowa DNR to start the rulemaking process to officially remove the Iowa provisions that would implement the EPA's vacated federal CAMR program from the Iowa Administrative Code. The Iowa EPC also directed the Iowa DNR to incorporate provisions for new mercury monitoring (coal sampling or stack testing) at Iowa units that would have been subject to CAMR. Alliant Energy currently anticipates that related Iowa rulemaking will be finalized later in 2009. Wisconsin proposed rules to implement the federal CAMR but these rules were never finalized as a result of the vacatur of CAMR. The Wisconsin DNR has subsequently issued a revised state-only mercury rule that is discussed in "Wisconsin State Mercury Rule" below. Alliant Energy is currently unable to predict the final outcome of federal mercury emission regulations, but expects that capital investments and/or modifications resulting from mercury emission regulations could be significant.

Wisconsin Reasonably Available Control Technology (RACT) Rule - In 2004, the EPA designated 10 counties in Southeastern Wisconsin as non-attainment areas for the ozone NAAQS. This designation includes Sheboygan County, where WPL operates SFEF and the Edgewater Generating Station (Edgewater). In 2007, the Wisconsin DNR approved the RACT rule for NOx as part of the federal ozone SIP submittal to address non-attainment areas in Wisconsin. Facility modifications are not necessary at SFEF to comply with this rule. As part of its air emissions compliance plan, WPL has invested in installation of low NOx combustion control technologies and will continue to evaluate its compliance approach to meet the 2009 and 2013 compliance deadlines for NOx emissions reductions at Edgewater. However, final compliance requirements cannot be certain until final EPA approval of the RACT rule has been received, which is currently expected in 2009. Refer to "Strategic Overview - Multi-emission Compliance Plan - Air Pollution Control Projects Submitted for PSCW Approval" for discussion of proposed air pollution controls for NOx emission reductions at Edgewater Unit 5.

Wisconsin State Mercury Rule - In 2004, the Wisconsin DNR independently issued a state-only mercury emission control rule that affects electric utility companies in Wisconsin. The rule explicitly recognizes an underlying state statutory restriction that state regulations cannot be more stringent than those included in any federal mercury program unless there is a demonstration that more stringent requirements are necessary to provide adequate protection for public health or welfare. The rule states that the Wisconsin DNR must adopt state rule changes within 18 months of publication of any federal rules. In March 2008, the Wisconsin DNR issued a mercury public health and welfare finding and related notice of proposed revisions to Wisconsin's current state mercury rule. The current and revised rules apply to coal-fired generating units with greater than 25 MW of capacity. Under the revised rule, WPL must reduce mercury emissions by 40% by Jan. 1, 2010 from a baseline established in the current state mercury rule. In addition, large coal-fired electric generating units with greater than 150 MW of capacity must either achieve a 90% mercury emissions reduction standard by Jan. 1, 2015 or choose a multi-pollutant alternative that requires the affected facilities to achieve NOx and SO2 reductions beyond those currently required by federal and state regulations. If the multi-pollutant approach is elected, an additional six years is allowed to achieve the 90% mercury emission reduction standard for the affected facilities. Other coal-fired electric generating units between 25 MW and 150 MW of capacity must install Best Available Control Technology by Jan. 1, 2015 to reduce mercury emissions. The Wisconsin mercury rule revisions were adopted by the Natural Resources Board in June 2008, approved by the Wisconsin legislature in October 2008 and became effective in December 2008. Alliant Energy continues to evaluate the impact of these rule revisions and believes its current multi-emissions compliance plan includes sufficient controls to achieve compliance.

Ozone NAAQS Rule - In March 2008, the EPA announced reductions in the primary NAAQS for 8-hour ozone to a level of 0.075 parts per million (ppm) from the previous standard of 0.08 ppm. The EPA's final designations of non-attainment areas for this new ozone standard are to be issued in 2010 with SIPs required in 2013. Alliant Energy is currently unable to predict the potential impact of this new ozone standard on its operations. Depending on the level and location of non-attainment areas, Alliant Energy, IPL and WPL may be subject to additional NOx emissions reduction requirements to meet the new ozone standard. Alliant Energy continues to monitor regulatory developments related to the new ozone standard issuance and the associated uncertainties to its current multi-emission compliance plan.

Fine Particle NAAQS Rule - The EPA lowered the 24-hour fine particle primary NAAQS (PM2.5 NAAQS) from 65 micrograms per cubic meter (ug/m3) to 35 ug/m3 in 2006. In December 2008, the EPA issued its decision on non-attainment areas designated as not achieving the 2006 PM2.5 NAAQS. The non-attainment areas for Wisconsin include the location of WPL's Columbia Energy Center. No non-attainment areas were designated for Minnesota and IPL does not have any electric generating facilities located in those areas designated non-attainment in Iowa. The EPA's designation of areas in non-attainment of the new PM2.5 standard is based on the three most recent years of air monitoring data (2005 through 2007). The EPA's official designations remain pending until publication in the Federal Register. In February 2009, Wisconsin DNR submitted complete, quality assured, and certified monitoring data for 2008, which may be used with two previous years of data (2006 and 2007) to have an area changed back to attainment status provided the three years of data show the area is now in compliance with the standard. Wisconsin DNR concluded that the 2006 through 2008 data supports a designation of attainment for some areas including the location of the Columbia Energy Center; however, final status requires EPA approval. The effective date of final designations will be 90 days after publication in the Federal Register. Therefore, the anticipated future timeline for action is as follows: the EPA publishes final 2006 PM2.5 designations in the Federal Register, which will take effect within 90 days of publication; SIPs filed with the EPA that demonstrate actions to be taken to achieve attainment are due three years from the effective date of the designations; and attainment deadline to meet the 2006 PM2.5 NAAQS required five years from effective date of designations.

In February 2009, the D.C. Circuit Court of Appeals issued a decision for litigation regarding the EPA's determination not to lower the annual PM2.5 NAAQS in 2006. In response to the litigation decision, the EPA must re-evaluate its justification for not tightening the annual standard related to adverse effects on health and visibility. Alliant Energy is currently unable to predict the potential impact of the 2006 PM2.5 NAAQS on its operations, but IPL or WPL may be subject to additional emission reduction requirements including SO2, NOx and PM. Alliant Energy continues to monitor regulatory developments related to the PM2.5 NAAQS and the associated uncertainties to its current multi-emission compliance plan.

Industrial Boiler and Process Heater Case-by-Case Maximum Achievable Control Technology (MACT) Rule - In 2004, the EPA's Industrial Boiler and Process Heater Case-by-Case MACT rule became effective, and compliance with these new emission requirements for hazardous air pollutants was required by September 2007. This rule applies to fossil fuel electric generating units with less than 25 MW capacity as well as certain auxiliary boilers and process heaters operated at electric generating facilities. In 2005, Alliant Energy submitted initial notifications to the EPA and Iowa DNR identifying specific units that may require compliance with the Industrial Boiler and Process Heater Case-by-Case MACT rule and subsequently received concurrence that two of IPL's coal-fired electric generating units were subject to the rule's emissions control and compliance requirements. In June 2007, a court decision vacated this rule. The EPA will be revising the Industrial Boiler and Process Heater Case-by-Case MACT rule in response to this court decision and the implications to IPL and WPL are uncertain at this time. Until the EPA issues a revised Industrial Boiler and Process Heater Case-by-Case MACT rule, the federal CAA generally requires affected facilities to submit a permit application for a case-by-case MACT determination to state permitting authorities for all potentially affected units under this rule. Case-by-case MACT determinations are effective compliance measures until revised final federal regulations can replace these interim requirements. Alliant Energy anticipates submittal of case-by-case permit applications in the first quarter of 2009. The outcome of the case-by-case MACT determinations by the Iowa DNR and Wisconsin DNR are uncertain at this time.

Third Party Excess Emission Claims - Alliant Energy is aware that certain citizen groups have begun pursuing claims against owners of utility generating facilities regarding excess emissions, including opacity emissions. In addition, Alliant Energy is aware that certain public comments have been submitted to the Wisconsin DNR regarding excess emission reports for WPL's generating facilities. Alliant Energy is unable to predict what actions, if any, the Wisconsin DNR or the public commenters may take in response to these public comments. Alliant Energy continues to monitor its emissions closely to determine whether additional controls will be required. The anticipated additional capital investments for compliance with air quality rules discussed in "Strategic Overview - Multi-emission Compliance Plan" are expected to contribute to improvements in opacity emissions. WPL has received several renewed air operating permits for its generating facilities and will continue to evaluate the timing of investments and control equipment options to comply with any new permit requirements.

Third Party Alleged Air Permitting Violation Claims - Citizen groups have pursued claims against utilities and permitting agencies for alleged air permitting violations. Alliant Energy is aware of certain public comments or petitions from citizen groups that have been submitted to the Iowa DNR and Wisconsin DNR regarding the renewal of air operating permits at certain of its facilities. WPL has since received renewal air permits for two facilities that contain changes to permit conditions that resulted from the Wisconsin DNR's review of the comments or petitions. In December 2008, a citizen group submitted a notice of intent to sue the EPA for failure to respond to its petition encouraging EPA to challenge one of these permits. Alliant Energy is unable to predict what actions, if any, the Wisconsin DNR, Iowa DNR, or the public commenters may take in response to any public comments, petitions for existing permits or draft renewal permits.

In December 2008, WPL received the EPA Region V's request under Section 114 of the CAA for certain information relating to the historical operation of WPL's Columbia, Edgewater and Nelson Dewey coal-fired generating units in Wisconsin. WPL is in the process of responding to this data request. Alliant Energy cannot presently predict the impact of the EPA's request on its financial condition or results of operations.

GHG Emissions - Climate change continues to garner public attention along with support for policymakers to take action to mitigate global warming. There is considerable debate regarding the public policy response that the U.S. should adopt, involving both domestic actions and international efforts. Several members of Congress have proposed legislation to regulate GHG emissions, primarily targeting reductions of carbon dioxide (CO2) emissions. In addition, efforts are underway by the EPA to respond to a court ruling that could require rules to reduce GHG emissions, including assessment of whether or how the agency should regulate GHG emissions. State and regional initiatives to address GHG emissions are also underway in the states covering Alliant Energy's utility service territories. Specifically, governors from nine Midwest states, including Iowa, Wisconsin and Minnesota, signed the Midwestern GHG Accord in November 2007. The participants were expected to develop a proposed cap-and-trade agreement and a model rule within 12 months of the date of this accord. However, the Midwestern GHG Accord recently released a revised timeline indicating a proposed cap and trade agreement and model rule will not be available until mid-2009. The accord also provides for an 18-month implementation period following completion of the cap-and-trade agreement and model rule. Refer to "Rates and Regulatory Matters - Recent Regulatory-related Legislative Developments" for state initiatives to address GHG emissions.

Alliant Energy continues to take voluntary measures to reduce its emissions including CO2 and other GHG as prudent steps to address potential climate change regulation. In the third quarter of 2008, Alliant Energy completed the formal application process and third party audit for participation in the Phase I period of the Chicago Climate Exchange (CCX). CCX is a voluntary market-based emissions cap and trade program for reducing GHG emissions including CO2. Strategically, Alliant Energy focuses on the following areas to reduce GHG: 1) installation of commercially proven controls for air emissions and continued operational excellence to achieve further generating facility efficiency improvements; 2) demand-side management including energy conservation programs; 3) expansion of company-owned renewable energy sources; 4) continued use of PPAs and investments that focus on lower or non-emitting generation resources; and 5) development of technology solutions through funding of collaborative research programs for advanced clean coal generation as well as potential options for carbon sequestration. Refer to "Strategic Overview - Multi-emission Compliance Plan" for information regarding IPL's proposed plan to reduce GHG emissions announced in 2008.

Alliant Energy's Board of Directors has assigned oversight of environmental policy and planning issues, including climate change, to the Environmental, Nuclear, Health and Safety (ENHS) Committee. The ENHS committee is comprised solely of independent directors. The ENHS Committee reports on its reviews and, as appropriate, makes recommendations to Alliant Energy's Board of Directors.

Given the highly uncertain outcome and timing of future regulations regarding the control of GHG emissions, Alliant Energy currently cannot predict the financial impact of any future climate change regulations on its operations but the capital expenditures to comply with any new emissions controls could be significant.

Water Quality -

Federal Clean Water Act - The Federal Clean Water Act requires the EPA to regulate cooling water intake structures to assure that these structures reflect the "best technology available" for minimizing adverse environmental impacts to fish and other aquatic life. In 2004, the second phase of this EPA rule became effective and is generally referred to as Section 316(b) of the Clean Water Act (316(b)). 316(b) applies to existing cooling water intake structures at large steam-electric generating facilities. IPL and WPL have identified seven and three generating facilities, respectively, which are believed to be impacted by 316(b). In January 2007, a court opinion invalidated aspects of the 316(b) rule that allowed for consideration of cost-effectiveness when determining the appropriate compliance measures. In July 2007, the EPA formally suspended the Phase II 316(b) rule. In December 2008, the U.S. Supreme Court heard arguments on whether the EPA may compare costs to benefits when setting technology-based requirements to minimize environmental impacts at cooling water intake structures. A decision in this case is anticipated in the first half of 2009. Alliant Energy is currently unable to predict the final requirements, but expects that capital investments and/or modifications resulting from the regulation could be significant.

Proposed Wisconsin State Thermal Rule - In February 2008, WPL submitted comments to the Wisconsin DNR on the proposed rule regarding the amount of heat that WPL's generating facilities can discharge into Wisconsin waters. The Wisconsin DNR has reviewed all comments and is completing its revision of the proposed rule. A final rule may be approved by the Wisconsin Natural Resources Board as early as the first half of 2009. At this time, Alliant Energy is unable to predict the final outcome of the proposed rule, but believes that required capital investments and/or modifications resulting from this rule could be significant.

Hydroelectric Fish Passages and Fish Protective Devices - In 2004, FERC issued an order requiring WPL to take the following actions regarding one of WPL's hydroelectric generating facilities: 1) develop a detailed engineering and biological evaluation of potential fish passages for the facility; 2) install an agency-approved fish-protective device at the facility within one year and 3) install an agency-approved fish passage at the facility within three years. In 2005, WPL filed an extension request with FERC for the detailed engineering and biological evaluation of potential fish passages and installation of an agency-approved fish-protective device. In 2006, FERC approved extending the evaluation and installation for the downstream fish passage to April 2008 and upstream fish passage to April 2009. In January 2007, the U.S. Fish and Wildlife Service and Wisconsin DNR requested additional changes and further analysis on the fish passage design, delaying the construction plan. The fish protection equipment construction and installation plans were approved by the U.S. Fish and Wildlife Service and Wisconsin DNR in December 2007. In March 2008, FERC approved a request to extend the deadlines to complete the construction and installation of a fish protective device to the end of 2008. Due to unforeseen additional work for the installation of the fish protective device, WPL has submitted a request to FERC for approval for an additional extension to complete the construction and installation of the fish protective device by the end of 2010. The design, construction and installation of the fish passages are expected to be completed by the end of 2012. Alliant Energy believes that required capital investments and/or modifications resulting from these issues could be significant.

Land and Solid Waste -

Manufactured Gas Plant (MGP) Sites - IPL and WPL have current or previous ownership interests in 40 and 14 MGP sites, respectively, previously associated with the production of gas for which they may be liable for investigation, remediation and monitoring costs relating to the sites. IPL and WPL are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around the sites in order to protect public health and the environment. Refer to Note 12(e) of the "Notes to Consolidated Financial Statements" for estimates of the range of remaining costs to be incurred for the investigation, remediation and monitoring of IPL's and WPL's MGP sites.

Missouri Electric Works Legal Action - In 2005, IPL was served with a lawsuit filed by the EPA against 10 named defendants to recover costs incurred for investigation and remediation of the Missouri Electric Works, Inc. (MEW) site in Cape Girardeau, Missouri. IPL had previously been served a complaint in 2000, filed by the MEW Site Trust Fund, the potentially responsible party group involved. In May 2007, in deciding IPL's motion for summary judgment, the U.S. District Court for the Eastern District of Missouri agreed with IPL's long-standing position that IPL is not a liable party at the MEW Superfund Site. In September 2008, the U.S. District Court issued a final order granting IPL's motion for entry of a final judgment that was in favor of IPL. In November 2008, the U.S. Department of Justice (DOJ) filed an appeal with the U.S. Court of Appeals for the Eighth Circuit. In February 2009, the DOJ withdrew its appeal, and the underlying decision that IPL is not liable at this site remains intact.

Ash Landfill Sites - In 2004, IPL received notification from the Iowa DNR regarding groundwater monitoring of four of its closed ash landfills and the need to evaluate potential offsite groundwater impacts at two of its closed landfills. The Iowa DNR approved IPL's plans to evaluate potential offsite groundwater impacts at these two landfills, which were implemented beginning April 2005. Work was completed at one of the landfills in June 2005 and work is currently pending at the other landfill due to delays with obtaining access agreements from neighboring property owners. The Iowa DNR is aware of the access agreement delays and may intercede with the property owners if necessary. IPL provides periodic updates on the status of implementing the monitoring plan to the Iowa DNR. Monitoring results will be used to determine if further measures are required and Alliant Energy is currently unable to predict the outcome.

Ash Ponds - Alliant Energy is monitoring potential regulatory changes which may affect the rules for operation and maintenance of ash ponds and/or landfills, in the wake of recent ash pond failures at another utility. Alliant Energy is currently unable to predict the outcome of any potential regulatory changes at this time.

Land and Solid Waste Regulatory Issues - Alliant Energy, IPL and WPL are also monitoring various other land and solid waste regulatory changes. This includes a potential EPA regulation for management of coal combustion product in landfills and surface impoundments that could require installation of monitoring wells at some facilities and an ongoing expanded groundwater monitoring program. Compliance with the polychlorinated biphenyls (PCB) Fix-it Rule/Persistent Organic Pollutants Treaty could possibly require replacement of all electrical equipment containing PCB insulating fluid which is a substance known to be harmful to human health. The Wisconsin Department of Commerce has drafted a new rule related to flammable, combustible and hazardous liquids stored in above ground storage tanks. This draft rule has not yet been finalized. The primary financial impact of this new rule would be from a secondary containment requirement for all new hazardous materials tanks and for new hazardous material unloading areas. Alliant Energy is unable to predict the outcome of these possible regulatory changes at this time, but currently believe that the required capital investment and/or modifications resulting from these potential regulations could be significant.

Refer to Note 12(e) of the "Notes to Consolidated Financial Statements," "Strategic Overview" and "Cash Flows - Investing Activities - Construction and Acquisition Expenditures" for further discussion of environmental matters.

OTHER MATTERS

<u>Market Risk Sensitive Instruments and Positions</u> - Alliant Energy's primary market risk exposures are associated with commodity prices, investment prices, currency exchange rates and interest rates. Alliant Energy has risk management policies to monitor and assist in controlling these market risks and use derivative instruments to manage some of the exposures. Refer to Notes 1(i) and 11 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's derivative instruments.

Commodity Price Risk - Alliant Energy is exposed to the impact of market fluctuations in the commodity price and transportation costs of electric, coal and natural gas products it procures and markets. Alliant Energy employs established policies and procedures to mitigate its risks associated with these market fluctuations including the use of various commodity derivatives and contracts of various durations for the forward sale and purchase of these commodities. Specifically, IPL and WPL have entered into several commodity derivative instruments and physical fixed-price commodity purchases to substantially hedge their open positions related to electric supply in 2009. However, IPL and WPL still have some exposure to commodity risk as a result of changes in their forecasted electric demand and expected availability of their generating units, among other issues. Alliant Energy's exposure to commodity price risks in its utility business is also significantly mitigated by current rate making structures in place for recovery of its electric fuel and purchased energy costs (fuel-related costs) as well as its cost of natural gas purchased for resale. IPL's electric and gas tariffs and WPL's gas and wholesale electric tariffs provide for subsequent adjustments to its rates for changes in prudently incurred commodity costs. IPL's and WPL's rate mechanisms, combined with commodity derivatives, significantly reduce commodity risk associated with their electric and gas margins.

WPL's retail electric margins have the most exposure to the impact of changes in commodity prices for Alliant Energy due largely to the current retail recovery mechanism in place in Wisconsin for fuel-related costs. WPL's retail electric rates are based on forecasts of forward-looking test year periods and include estimates of future fuel-related costs per MWh anticipated during the test periods. During each electric retail rate proceeding for WPL that includes fuel costs, the rate orders approved by the PSCW set cost per MWh fuel monitoring ranges. If WPL's actual fuel-related costs fall outside these fuel monitoring ranges during the test period, WPL can request and the PSCW can authorize an adjustment to future retail electric rates. As part of this process, the PSCW may authorize an interim fuel-related rate increase or decrease until final rates are approved. However, if an interim rate increase is granted and the final rate increase is less than the interim rate increase, WPL would refund the excess collection to customers, including interest, at the current authorized return on equity rate. As part of WPL's 2009/2010 retail rate case order effective Jan. 1, 2009, the PSCW approved annual forecasted fuel-related costs per MWh of $30.97 based on $465 million of variable fuel costs for WPL's 2009 test period and left unchanged the annual fuel monitoring range of plus or minus 2%.

Based on the current retail recovery mechanism, Alliant Energy has exposure to WPL's retail electric margins from increases in fuel-related costs above the forecasted fuel-related costs per MWh used to determine electric rates to the extent such increases are not recovered through prospective fuel only retail rate changes. Alliant Energy has additional commodity price risk resulting from the lag inherent in obtaining any approved retail rate relief for potential increases in fuel-related costs above the fuel monitoring ranges and the prospective nature of any retail rate relief, which precludes WPL from recovering under-recovered costs from ratepayers in the future. Alliant Energy is unable to determine the anticipated impact of changes in commodity prices on WPL's future retail electric margins given the uncertainty of how future fuel-related costs will correlate with the retail electric rates in place and the outcome of the proposed changes to the current retail electric fuel-related cost recovery rules in Wisconsin. Refer to "Rates and Regulatory Matters" for additional details of the retail rate recovery mechanism in Wisconsin for electric fuel-related costs including potential changes to WPL's electric fuel-related cost recovery mechanism and the PSCW's approval of WPL's electric risk management plan in October 2008.

Alliant Energy also has exposure to market fluctuations in commodity prices of certain materials procured for its infrastructure investment program. In 2008, Corporate Services, as agent for IPL and WPL, entered into a master supply agreement with Vestas to purchase 500 MW of wind turbine generator sets and related equipment. The master supply agreement includes pricing terms which are subject to change if steel prices change by more than 10% between measurement dates defined in the master supply agreement. Assuming changes in steel prices are sufficient to warrant a change in the pricing terms, the impact of each incremental 10% increase (decrease) in steel prices will increase (decrease) the anticipated purchase price of the wind turbine generator sets and related equipment as of Dec. 31, 2008 by approximately $2.4 million for Alliant Energy.

Investment Price Risk - Alliant Energy is exposed to investment price risk as a result of its investments in debt and equity securities, largely related to securities held by its pension and other postretirement benefits plans. Refer to "Critical Accounting Policies - Accounting for Pensions and Other Postretirement Benefits" for the impact on Alliant Energy's pension and other postretirement benefits costs of changes in the rate of returns earned by its plan assets.

Currency Exchange Rate Risk - Alliant Energy is exposed to risk resulting from changes in currency exchange rates as a result of Corporate Services' master supply agreement with Vestas to purchase wind turbine generator sets and related equipment. A portion of the future payments under the master supply agreement are denominated in Euros, and therefore, are subject to currency exchange risk with fluctuations in currency exchange rates. The impact of a hypothetical 10% increase (decrease) in currency exchange rates on the future Euro-denominated payments under the master supply agreement would increase (decrease) the anticipated purchase price of the wind turbine generator sets and related equipment as of Dec. 31, 2008 by approximately $8.2 million for Alliant Energy.

Interest Rate Risk - Alliant Energy is exposed to risk resulting from changes in interest rates as a result of its issuance of variable-rate short-term borrowings, IPL's accounts receivable sale program and variable-rate leasing agreements. Assuming the impact of a hypothetical 100 basis point increase (decrease) in interest rates on consolidated variable-rate short-term borrowings held, the amount outstanding under IPL's accounts receivable sale program and variable-rate lease balances at Dec. 31, 2008, Alliant Energy's annual pre-tax expense would increase (decrease) by approximately $1.2 million.

Alliant Energy is also exposed to risk resulting from changes in interest rates as a result of balances of cash and cash equivalents that are currently invested in money market funds with yields that may fluctuate daily. Assuming the impact of a hypothetical 100 basis point increase (decrease) in interest rates on Alliant Energy's money market fund investments at Dec. 31, 2008, Alliant Energy's annual interest income would increase (decrease) by approximately $3.4 million. Refer to Note 1(d) of the "Notes to Consolidated Financial Statements" for additional information on Alliant Energy's investments in money market funds.

New Accounting Pronouncements - Refer to Note 1(s) of the "Notes to Consolidated Financial Statements" for discussion of new accounting pronouncements impacting Alliant Energy.

Critical Accounting Policies and Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. (GAAP) requires that management apply accounting policies and make estimates that affect results of operations and the amounts of assets and liabilities reported in the financial statements. Based on historical experience and various other factors, Alliant Energy believes the following accounting policies and estimates are critical to its business and the understanding of its financial results as they require critical assumptions and judgments by management. The results of these assumptions and judgments form the basis for making estimates regarding the results of operations and the amounts of assets and liabilities that are not readily apparent from other sources. Actual financial results may differ materially from these estimates. Alliant Energy's management has discussed these critical accounting policies and estimates with the Audit Committee of its Board of Directors. Refer to Note 1 of the "Notes to Consolidated Financial Statements" for additional discussion of Alliant Energy's accounting policies and the estimates used in the preparation of the consolidated financial statements.

Accounting for Contingencies - Alliant Energy makes judgments regarding the future outcome of contingent events and record loss contingency amounts for any contingent events that are probable and reasonably estimatable based upon available information. The amounts recorded may differ from the actual income or expense that occurs when the uncertainty is resolved. The estimates that Alliant Energy makes in accounting for contingencies, and the gains and losses that it records upon the ultimate resolution of these uncertainties, could have a significant effect on the results of operations and the amount of assets and liabilities in its financial statements. Refer to Note 12 of the "Notes to Consolidated Financial Statements" for discussion of current contingencies that may have a material impact on Alliant Energy's financial condition, results of operations, or cash flows.

Regulatory Assets and Liabilities - Alliant Energy's utility subsidiaries (IPL and WPL) are regulated by various federal and state regulatory agencies. As a result, they qualify for the application of Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation." SFAS 71 recognizes that the actions of a regulator can provide reasonable assurance of the existence of an asset or liability. Regulatory assets or liabilities arise as a result of a difference between GAAP and the accounting principles imposed by the regulatory agencies. Regulatory assets generally represent incurred costs that have been deferred as they are probable of recovery in future customer rates. Regulatory liabilities generally represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred.

IPL and WPL recognize regulatory assets and liabilities in accordance with the rulings of their federal and state regulators and future regulatory rulings may impact the carrying value and accounting treatment of Alliant Energy's regulatory assets and liabilities. Management periodically assesses whether the regulatory assets are probable of future recovery and the regulatory liabilities are probable of future obligations by considering factors such as regulatory environment changes and recent rate orders issued by the applicable regulatory agencies. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate of return on invested capital and the timing and amount of assets to be recovered by rates. A change in these assumptions may result in a material impact on Alliant Energy's results of operations and the amount of assets and liabilities in its financial statements. Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for details of the nature and amounts of Alliant Energy's regulatory assets and liabilities as of Dec. 31, 2008 and 2007.

Asset Valuations of Long-Lived Assets to be Held and Used - Alliant Energy's Consolidated Balance Sheets include significant long-lived assets, which are not subject to recovery under SFAS 71. As a result, Alliant Energy must generate future cash flows from such assets in a non-regulated environment to ensure the carrying value is not impaired. Alliant Energy assesses the carrying amount and potential impairment of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered in determining if an impairment review is necessary include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in the use of the acquired assets or business strategy related to such assets, and significant negative industry or economic trends. When an impairment review is deemed necessary, a comparison is made between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two balances, an impairment loss is recognized equal to the amount the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by the use of quoted market prices, appraisals, or the use of valuation techniques such as expected discounted future cash flows. Alliant Energy must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the assets.

IPL provides steam service to customers in Cedar Rapids, Iowa. Steam for certain of these customers in downtown Cedar Rapids was historically generated from IPL's Sixth Street Generating Station. In June 2008, the Sixth Street Generating Station was shut down as a result of significant damage caused by severe flooding in downtown Cedar Rapids. Soon after the flood waters receded, IPL made necessary repairs to the underground steam distribution system and built a temporary steam generating system (natural gas-fired package boilers and water treatment systems) to resume steam service for customers in downtown Cedar Rapids until a decision was made regarding rebuilding the Sixth Street Generating Station. In January 2009, IPL announced it did not secure the necessary long-term contracts with steam customers previously serviced by the Sixth Street Generating Station in order to make the investment required to rebuild such facility. IPL is currently in discussions with steam customers regarding new contracts to provide short- to mid-term steam service.

At Dec. 31, 2008, Alliant Energy had $14 million of long-lived assets recognized on its Consolidated Balance Sheet for the underground steam distribution system and temporary steam generating system used to provide service to steam customers previously serviced by the Sixth Street Generating Station. Recoverability of these assets will primarily be based on future revenues from new contracts currently being discussed with steam customers. As a result, Alliant Energy assessed the recoverability of these assets by estimating the probability of entering new contracts with steam customers and future anticipated cash flows from such contracts. The probability of entering new contracts and the future anticipated cash flows from such contracts are significant estimates. A change in these estimates could result in a material asset valuation charge in the future.

Unbilled Revenues - Unbilled revenues are primarily associated with Alliant Energy's utility operations. Energy sales to individual customers are based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated and the corresponding estimated unbilled revenue is recorded. The unbilled revenue estimate is based on daily system demand volumes, estimated customer usage by class, weather impacts, line losses and the most recent customer rates. Such process involves the use of various estimates, thus significant changes in the estimates could have a material impact on Alliant Energy's results of operations. At Dec. 31, 2008 and 2007, unbilled revenues associated with Alliant Energy's utility operations were $186 million ($94 million at IPL and $92 million at WPL) and $152 million ($66 million at IPL and $86 million at WPL), respectively. Refer to "Results of Operations - Utility Electric Margins - Unbilled Revenue Estimates" for discussion of annual adjustments to unbilled electric revenue estimates in the second quarters of 2008, 2007 and 2006.

Accounting for Pensions and Other Postretirement Benefits - Alliant Energy sponsors various pension and other postretirement benefits plans that provide benefits to a significant portion of the employees of IPL, WPL and Corporate Services. Alliant Energy accounts for these pensions and other postretirement benefits under SFAS 87, "Employers' Accounting for Pensions," SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under these rules, certain assumptions are made which represent significant estimates. There are many factors involved in determining an entity's pension and other postretirement liabilities and costs each period including assumptions regarding employee demographics (including age, life expectancies, and compensation levels), discount rates, assumed rate of returns and funding. Changes made to the plan provisions may also impact current and future pension and other postretirement benefits costs. Assumptions are supported by historical data and reasonable projections and are reviewed annually. As of Dec. 31, 2008 (Alliant Energy's most recent measurement date), future assumptions included a 6.15% discount rate to calculate benefit obligations and a 8.5% annual expected rate of return on investments. In selecting an assumed discount rate, management reviews various corporate Aa bond indices. The 8.5% annual expected rate of return is based on projected long-term equity and bond returns, maturities and asset allocations. The following table shows the impacts of changing certain key actuarial assumptions discussed above (in millions):

Change in Actuarial Assumption	Impact on Pension Benefit Obligation at Dec. 31, 2008	Impact on 2009 Pension Costs	Impact on Other Postretirement Benefits Obligation at Dec. 31, 2008	Impact on 2009 Other Post-retirement Benefits Costs
1% change in discount rate	$106	$8	$23	$2
1% change in expected rate of return	--	6	--	1
1% change in medical trend rates	--	--	13	2

Refer to Notes 1(j) and 6(a) of the "Notes to Consolidated Financial Statements" for additional discussion of the accounting for pensions and other postretirement benefits. Refer to "Other Future Considerations - Pension and Other Postretirement Benefits Costs for 2009" for discussion of anticipated material increases in pension and other postretirement benefits expenses in 2009 resulting from decreases in retirement plans' assets during 2008.

Income Taxes - Alliant Energy accounts for income taxes under FIN 48, "Accounting for Uncertainty in Income Taxes," and SFAS 109, "Accounting for Income Taxes." Under these rules, certain assumptions are made which represent significant estimates used to determine an entity's income tax assets, liabilities, benefits and expenses each period. These assumptions include projections of Alliant Energy's future taxable income used to determine its ability to utilize loss carryovers prior to their expiration and impacts from the completion of audits of the tax treatment of certain transactions. Assumptions are supported by historical data and reasonable projections and are reviewed quarterly by management. Significant changes in these assumptions could have a material impact on Alliant Energy's financial condition and results of operations.

Net Operating Loss Utilization - As of Dec. 31, 2008, Alliant Energy estimated that it will be able to generate state net operating income in the future to offset a portion of its current state net operating loss carryforwards prior to its expiration. Alliant Energy is also currently exploring changes to current business operations and state tax planning strategies that could change these estimates and assumptions. A change in management's estimates and assumptions related to the amounts and timing of state operating income or loss could have a material impact on Alliant Energy's financial condition and results of operations during the period in which such change occurs. At Dec. 31, 2008, Alliant Energy had deferred tax asset valuation allowances related to state net operating loss carryforwards of $13 million.

Capital Loss Utilization - As of Dec. 31, 2008, Alliant Energy estimated that it will be able to generate sufficient capital gains in the future to offset all of its current federal and Iowa capital loss carryforwards prior to their expiration. This assumption is primarily due to the capital gains from IPL's sale of its electric transmission assets in December 2007. In addition, Alliant Energy estimated that it will not generate capital gains in the future to offset any of its current Wisconsin state capital loss carryforward prior to its expiration. A change in management's estimates and assumptions related to the amounts and timing of capital gains and losses could have a material impact on Alliant Energy's financial condition and results of operations during the period in which such change occurs. At Dec. 31, 2008, Alliant Energy had deferred tax asset valuation allowances related to Wisconsin state capital loss carryforward of $20 million.

Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional details regarding unrecognized tax benefits and discussion of the settlement Alliant Energy reached with the IRS in 2008 that finalized the audit of its U.S. federal income tax returns for calendar years 2002 through 2004 including the impact of this settlement on Alliant Energy's capital loss utilization.

Property Insurance Recoveries - In 2008, the Midwest experienced severe flooding resulting in significant property damage and interruption of operations. Alliant Energy has a property insurance policy that provides coverage up to $100 million for certain flood losses incurred by Alliant Energy and its various subsidiaries including IPL and WPL. In 2008, management made critical assumptions and judgments regarding which flood losses incurred in 2008 were eligible for recovery under its property insurance policy. These assumptions and judgments form the basis for estimating the $26 million of receivables due under the property insurance policy recognized on the Consolidated Balance Sheet as of Dec. 31, 2008. Refer to Note 4(c) of the "Notes to Consolidated Financial Statements" for additional details of estimated property insurance recoveries related to losses from the severe Midwest flooding recorded in 2008.

<u>Other Future Considerations</u> - In addition to items discussed earlier in MDA and in the "Notes to Consolidated Financial Statements," the following items could impact Alliant Energy's future financial condition, results of operations or cash flows:

IPL's Electric Transmission Service Charges for 2009 - In October 2008, ITC filed with MISO a revised Attachment "O" which calculated the rate ITC proposed to charge its customers for transmission services in 2009 and was based on forward-looking data. The 2009 proposed rate was significantly higher than the 2008 rate ITC charged IPL that was based on the Attachment "O" IPL filed with MISO in 2007, which was based on historic data. In November 2008, IPL filed a FERC 206 complaint against ITC concerning certain cost components included in ITC's 2009 proposed rates. ITC has requested that the FERC 206 complaint be dismissed on the grounds that the asset sale agreement between IPL and ITC barred IPL from challenging the rate elements for a seven-year period. IPL maintains that its complaint does not take issue with the use of forward-looking data to set rates and instead is challenging how these rates were implemented. FERC has yet to set a schedule to address the complaint, which may not be resolved until 2010.

In January 2009, MISO posted the final rate it will bill IPL in 2009 for transmission services. This final rate is 67.5% higher than the rate ITC was charging IPL in 2008. Based on this level of rate increase for 2009, IPL estimates its electric transmission service charges for 2009 will be between $60 million and $70 million higher than 2008. Alliant Energy currently expects the higher transmission service charges for 2009 will have a material adverse impact on its results of operations. Refer to "Rates and Regulatory Matters - Utility Rate Cases" for discussion of the 2009 Iowa retail electric rate case IPL plans to file in March 2009 to address recovery of these higher transmission costs in 2009.

Pension and Other Postretirement Benefits Costs for 2009 - Alliant Energy's pension and other postretirement benefits costs for 2009 are currently expected to be higher than 2008 costs by approximately $60 million. The higher pension and other postretirement benefits costs are primarily due to significant decreases in plan assets resulting from financial market conditions during 2008. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for information on the funded status of Alliant Energy's pension and other postretirement benefits plans.

In December 2008, WPL received approval from the PSCW to defer, and record carrying costs on, the retail portion of 2009 pension and other postretirement benefits costs in excess of the $4 million used to set retail rates for 2009. WPL will seek recovery of any deferred costs in its next retail base rate case. WPL's wholesale portion of 2009 pension and other postretirement benefits costs will be pursued for recovery under established formulaic ratemaking procedures. Refer to "Rates and Regulatory Matters - Utility Rate Cases" for discussion of the 2009 Iowa retail electric rate case IPL plans to file in March 2009 to address recovery of these higher pension and other postretirement benefits costs in 2009.

Electric Sales Projections -
<u>Economic Conditions</u> - Alliant Energy is expecting lower retail electric sales demand in 2009 compared to 2008 partially due to economic conditions in its service territories. Electric sales demand from industrial customers in 2009 is expected to be impacted the most by economic conditions as a result of bankruptcies, plant closures and shift reductions at several manufacturing customers in Alliant Energy's service territories that were announced in 2008 and early 2009. Alliant Energy is currently unable to estimate the impacts of economic conditions on its future electric sales demand and electric margins.

<u>Customer Owned Generation</u> - Archer Daniels Midland, owner of wet corn milling plants in Iowa and one of IPL's largest industrial customers, is currently constructing two (one is 105 MW and one is 75 MW) cogeneration facilities in Clinton, Iowa to meet its own electric demand. These cogeneration facilities are currently expected to result in a reduction in IPL's electric industrial sales demand and have a negative impact on Alliant Energy's electric margins beginning as early as the first quarter of 2009.

Ethanol Production - Ethanol production in the U.S. experienced significant growth since 2002 largely due to a mandate for ethanol usage in the Energy Policy Act of 2005 and the promotion of E85, a blend of 85% ethanol and 15% gasoline, used to fuel vehicles. Ethanol production facilities in the U.S. are concentrated in the corn-growing regions in the Midwest given corn is the primary raw material used to produce ethanol. Electricity demand from new ethanol production facilities located in Alliant Energy's utility service territories has resulted in an increase in electric sales volumes over the past couple of years. Currently there are four ethanol plants that are under construction within IPL's service territory. Once completed, these plants may add another 65 MW of electricity demand to Alliant Energy's existing demand from ethanol plants, which is approximately 100 MW (approximately 76 MW in IPL's service territory and 24 MW in WPL's service territory) today. A number of previously announced plants in Alliant Energy's service territories have not begun construction, which is reflective of a nationwide slowdown in the construction of ethanol production facilities. This slowdown has been caused by a number of factors including changes in the price of ethanol, a decline in the cost of gasoline, an increase in the cost of corn, tighter access to financing and escalation of construction costs to build the production facilities. Alliant Energy is currently unable to estimate the impacts ethanol production facilities in its service territories will have on its future electric sales demand and electric margins.

Incentive Compensation Plans - Alliant Energy's total compensation program includes an incentive compensation program (ICP) which provides substantially all of its non-bargaining employees an opportunity to receive annual short-term incentive cash payments based on the achievement of specific annual corporate goals including, among others, earnings per share from continuing operations and cash flows from operations. Funding of the ICP is designed so that Alliant Energy retains all earnings up to a pre-established earnings target. After achieving such target, there is a sharing mechanism of earnings between Alliant Energy and employees up to an established maximum funding amount for the ICP. In addition, the total compensation program for certain key employees includes long-term incentive awards issued under an Equity Incentive Plan (EIP). Refer to Note 6(b) of the "Notes to Consolidated Financial Statements" for additional discussion of outstanding awards issued under Alliant Energy's EIP. Alliant Energy is currently unable to determine what impacts these incentive compensation plans will have on its future financial condition or results of operations.

Production Tax Credits - Alliant Energy's corporate strategy includes building or acquiring several wind projects to produce electricity to meet customer demand and renewable portfolio standards. In addition to producing electricity, these wind projects may also generate material production tax credits depending on when they begin commercial operations and the electricity output generated by the wind projects. The American Recovery and Reinvestment Bill of 2009 (ARRB) enacted in February 2009 provides production tax credits to owners of wind projects placed into service by Dec. 31, 2012. Alliant Energy's utility generation plan has three wind projects which currently qualify, or are expected to qualify, for production tax credits based on the provisions of ARRB.

WPL's Cedar Ridge wind project (68 MW capacity) began commercial operations in December 2008. Based on current electricity production levels anticipated from the project, WPL expects production tax credits from its Cedar Ridge wind project of approximately $3 million to $5 million per year for 10 years following the project's commercial operation date.

IPL's Whispering Willow - East wind project (200 MW capacity) is expected to begin commercial operation in late 2009 or early 2010. Based on electricity production levels anticipated from the project, IPL estimates potential production tax credits from its Whispering Willow - East wind project of approximately $10 million to $15 million per year for 10 years following the project's commercial operation date.

WPL's Bent Tree wind project (200 MW capacity) is expected to begin commercial operation in 2010 pending regulatory approvals for the project. Based on electricity production levels anticipated from the project, WPL estimates potential production tax credits from its Bent Tree wind project of approximately $10 million to $15 million per year for 10 years following the project's commercial operation date.

Any production tax credits generated by IPL's and WPL's wind projects are expected to be utilized in determining customers' rates.

MISO Market - In January 2009, MISO launched the ancillary services market, which includes systems and business processes, to complement the existing wholesale energy market that MISO implemented in April 2005. Alliant Energy has monitored the development of the market to ensure that the rules associated with the market are reasonable and that costs and revenues associated with the market receive appropriate regulatory cost recovery treatment. Given the changing allocation of generation assets among a fluctuating set of MISO reserve zones, Alliant Energy is currently unable to determine what impacts this new market will have on its future financial condition, results of operations or cash flows.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alliant Energy Corporation and subsidiaries (Alliant Energy) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Alliant Energy's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of the inherent limitations of internal control over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alliant Energy's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2008 using the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Alliant Energy's management believes that, as of December 31, 2008, its internal control over financial reporting was effective based on those criteria.

Deloitte & Touche LLP, Alliant Energy's independent registered public accounting firm, has audited Alliant Energy's internal control over financial reporting. That report is set forth immediately prior to the report of Deloitte & Touche LLP on the financial statements included herein.

William D. Harvey
Chairman, President and Chief Executive Officer

Patricia L. Kampling
Vice President-Chief Financial Officer and Treasurer

Thomas L. Hanson
Vice President-Controller and Chief Accounting Officer

February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Alliant Energy Corporation
Madison, Wisconsin

We have audited the internal control over financial reporting of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 27, 2009, expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Alliant Energy Corporation
Madison, Wisconsin

We have audited the accompanying consolidated balance sheets and statements of capitalization of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in common equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1(s) and 5 to the consolidated financial statements, as a result of the adoption of new accounting standards the Company changed its method of accounting for defined benefit pension and postretirement plans on December 31, 2006 and for uncertainty in income taxes on January 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 27, 2009

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2008	2007	2006
	(dollars in millions, except per share amounts)		
Operating revenues:			
Utility:			
Electric	**$2,411.3**	$2,410.8	$2,443.0
Gas	**710.4**	630.2	633.3
Other	**102.1**	71.7	79.8
Non-regulated	**457.9**	324.9	203.3
	3,681.7	3,437.6	3,359.4
Operating expenses:			
Utility:			
Electric production fuel and purchased power	**1,128.8**	1,121.7	1,186.4
Electric transmission service	**182.2**	92.8	80.6
Cost of gas sold	**519.6**	441.1	431.7
Other operation and maintenance	**620.4**	595.4	612.7
Non-regulated operation and maintenance	**397.4**	270.9	184.9
Depreciation and amortization	**241.9**	262.7	261.4
Taxes other than income taxes	**102.8**	108.7	108.2
	3,193.1	2,893.3	2,865.9
Gain on sale of IPL's electric transmission assets	**-**	218.8	-
Operating income	**488.6**	763.1	493.5
Interest expense and other:			
Interest expense	**125.8**	116.7	145.7
Loss on early extinguishment of debt	**-**	-	90.8
Equity income from unconsolidated investments, net	**(33.2)**	(29.3)	(45.5)
Gain on sale of Alliant Energy New Zealand Ltd. stock	**-**	-	(253.9)
Allowance for funds used during construction	**(24.7)**	(7.8)	(8.1)
Preferred dividend requirements of subsidiaries	**18.7**	18.7	18.7
Interest income and other	**(18.2)**	(15.7)	4.5
	68.4	82.6	(47.8)
Income from continuing operations before income taxes	**420.2**	680.5	541.3
Income taxes	**140.2**	255.8	203.0
Income from continuing operations	**280.0**	424.7	338.3
Income (loss) from discontinued operations, net of tax	**8.0**	0.6	(22.6)
Net income	**$288.0**	$425.3	$315.7
Weighted average number of common shares outstanding (basic) (000s)	**110,170**	112,284	116,826
Earnings per weighted average common share (basic):			
Income from continuing operations	**$2.54**	$3.78	$2.90
Income (loss) from discontinued operations	**0.07**	0.01	(0.20)
Net income	**$2.61**	$3.79	$2.70
Weighted average number of common shares outstanding (diluted) (000s)	**110,308**	112,521	117,190
Earnings per weighted average common share (diluted):			
Income from continuing operations	**$2.54**	$3.77	$2.89
Income (loss) from discontinued operations	**0.07**	0.01	(0.20)
Net income	**$2.61**	$3.78	$2.69
Dividends declared per common share	**$1.40**	$1.27	$1.15

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2008	2007
	(in millions)	
Property, plant and equipment:		
Utility:		
Electric plant in service	**$6,018.8**	$5,633.7
Gas plant in service	**761.6**	726.3
Other plant in service	**481.0**	466.8
Accumulated depreciation (accum. depr.)	**(2,766.2)**	(2,692.5)
Net plant	**4,495.2**	4,134.3
Construction work in progress:		
Whispering Willow - East Wind Project	**189.4**	-
Other	**294.2**	195.4
Other, less accum. depr. of $5.5 and $4.7	**22.4**	4.6
Total utility	**5,001.2**	4,334.3
Non-regulated and other:		
Non-regulated Generation, less accum. depr. of $51.2 and $43.3	**230.1**	240.5
Other non-regulated investments, less accum. depr. of $42.3 and $41.5	**70.6**	66.1
Alliant Energy Corporate Services, Inc. and other, less accum. depr. of $115.6 and $104.6	**51.6**	39.0
Total non-regulated and other	**352.3**	345.6
	5,353.5	4,679.9
Current assets:		
Cash and cash equivalents	**346.9**	745.6
Accounts receivable:		
Customer, less allowance for doubtful accounts of $7.0 and $3.9	**233.9**	154.7
Unbilled utility revenues	**186.2**	151.6
Other, less allowance for doubtful accounts of $0.2 and $0.4	**138.6**	40.6
Income tax refunds receivable	**67.7**	13.5
Production fuel, at weighted average cost	**111.7**	92.2
Materials and supplies, at weighted average cost	**55.8**	45.6
Gas stored underground, at weighted average cost	**75.0**	70.5
Regulatory assets	**101.6**	58.5
Derivative assets	**18.1**	34.1
Other	**110.1**	65.4
	1,445.6	1,472.3
Investments:		
Investment in American Transmission Company LLC	**195.1**	172.2
Other	**60.9**	65.7
	256.0	237.9
Other assets:		
Regulatory assets	**933.1**	491.7
Deferred charges and other	**213.3**	307.9
	1,146.4	799.6
Total assets	**$8,201.5**	$7,189.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Continued)

CAPITALIZATION AND LIABILITIES	December 31, 2008	2007
	(in millions, except per share and share amounts)	
Capitalization (Refer to Consolidated Statements of Capitalization):		
Common stock - $0.01 par value - authorized 240,000,000 shares; outstanding 110,449,099 and 110,359,314 shares	**$1.1**	$1.1
Additional paid-in capital	**1,494.9**	1,483.4
Retained earnings	**1,336.2**	1,205.2
Accumulated other comprehensive income (loss)	**(1.4)**	0.2
Shares in deferred compensation trust - 238,241 and 294,196 shares at a weighted average cost of $30.79 and $29.65 per share	**(7.3)**	(8.7)
Total common equity	**2,823.5**	2,681.2
Cumulative preferred stock of subsidiaries, net	**243.8**	243.8
Long-term debt, net (excluding current portion)	**1,748.3**	1,404.5
	4,815.6	4,329.5
Current liabilities:		
Current maturities of long-term debt	**136.4**	140.1
Commercial paper	**86.1**	81.8
Other short-term borrowings	**-**	29.5
Accounts payable	**425.1**	346.7
Regulatory liabilities	**101.9**	86.5
Accrued taxes	**52.5**	74.7
Derivative liabilities	**78.6**	24.3
Other	**157.6**	153.4
	1,038.2	937.0
Other long-term liabilities and deferred credits:		
Deferred income taxes	**971.2**	822.9
Regulatory liabilities	**637.9**	656.4
Pension and other benefit obligations	**513.9**	206.4
Other	**222.6**	233.6
	2,345.6	1,919.3
Minority interest	**2.1**	3.9
Commitments and contingencies (Note 12)		
Total capitalization and liabilities	**$8,201.5**	$7,189.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
		(in millions)	
Cash flows from operating activities:			
Net income	**$288.0**	$425.3	$315.7
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**241.9**	262.7	261.4
Other amortizations	**44.5**	47.3	45.2
Deferred tax expense and investment tax credits	**73.5**	99.7	201.9
Equity income from unconsolidated investments, net	**(33.2)**	(29.3)	(45.5)
Distributions from equity method investments	**27.8**	21.8	28.9
Loss on early extinguishment of debt	**-**	-	90.8
Gains on dispositions of assets, net	**(0.5)**	(236.9)	(245.1)
Non-cash valuation charges	**12.5**	2.4	37.8
Other	**(13.1)**	1.7	14.1
Other changes in assets and liabilities:			
Accounts receivable	**(140.4)**	30.0	20.5
Sale of accounts receivable	**(75.0)**	(25.0)	25.0
Income tax refunds receivable	**(54.2)**	3.2	(17.0)
Production fuel	**(19.5)**	(19.0)	(14.7)
Gas stored underground	**(4.5)**	(6.6)	28.2
Prepaid gas costs	**(16.8)**	(0.9)	2.9
Prepaid pension costs	**65.5**	(43.0)	(23.8)
Current deferred tax assets	**(25.8)**	33.1	(20.9)
Regulatory assets	**(507.6)**	129.3	(77.7)
Derivative assets	**8.4**	(27.9)	21.4
Accounts payable	**19.8**	31.5	(68.9)
Regulatory liabilities	**(11.1)**	8.7	(72.8)
Accrued taxes	**(22.0)**	10.0	(92.6)
Derivative liabilities	**77.2**	(66.5)	65.1
Deferred income taxes	**74.6**	(41.6)	48.3
Pension and other benefit obligations	**311.3**	(0.9)	(84.9)
Other	**(1.8)**	(20.3)	(40.0)
Net cash flows from operating activities	**319.5**	588.8	403.3
Cash flows from (used for) investing activities:			
Construction and acquisition expenditures:			
Utility business	**(842.4)**	(516.0)	(367.7)
Alliant Energy Corporate Services, Inc. and non-regulated businesses	**(36.6)**	(26.0)	(31.3)
Proceeds from asset sales	**12.9**	900.8	797.0
Advances for customer energy efficiency projects	**(38.3)**	(49.9)	(39.4)
Collections of advances for customer energy efficiency projects	**38.3**	36.5	44.8
Purchases of emission allowances	**-**	(23.9)	(9.7)
Sales of emission allowances	**-**	-	35.1
Purchases of securities within nuclear decommissioning trusts	**-**	-	(3.5)
Sales of securities within nuclear decommissioning trusts	**-**	-	51.7
Changes in restricted cash within nuclear decommissioning trusts	**-**	-	(19.0)
Other	**-**	7.5	7.8
Net cash flows from (used for) investing activities	**(866.1)**	329.0	465.8
Cash flows from (used for) financing activities:			
Common stock dividends	**(154.3)**	(143.2)	(134.4)
Repurchase of common stock	**(1.7)**	(296.8)	(105.1)
Proceeds from issuance of common stock	**1.3**	34.1	49.6
Proceeds from issuance of long-term debt	**500.0**	300.0	39.1
Reductions in long-term debt	**(154.3)**	(273.2)	(538.6)
Net change in short-term borrowings	**(25.2)**	(67.5)	(17.0)
Debt repayment premiums	**-**	-	(83.0)
Other	**(17.9)**	8.4	(29.7)
Net cash flows from (used for) financing activities	**147.9**	(438.2)	(819.1)
Net increase (decrease) in cash and cash equivalents	**(398.7)**	479.6	50.0
Total cash and cash equivalents at beginning of period	**745.6**	266.0	216.0
Total cash and cash equivalents at end of period	**346.9**	745.6	266.0
Less: cash and cash equivalents classified as held for sale at end of period	**-**	-	0.8
Cash and cash equivalents at end of period	**$346.9**	$745.6	$265.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CAPITALIZATION

	December 31, 2008	December 31, 2007
	(in millions)	
Common equity (Refer to Consolidated Balance Sheets)	**$2,823.5**	$2,681.2
Cumulative preferred stock of subsidiaries, net (Note 7(b))	**243.8**	243.8
Long-term debt, net:		
Utility:		
Senior Debentures:		
6.625%, due 2009	**135.0**	135.0
6.75%, due 2011	**200.0**	200.0
5.875%, due 2018	**100.0**	100.0
7.25%, due 2018	**250.0**	-
5.5%, due 2025	**50.0**	50.0
6.45%, due 2033	**100.0**	100.0
6.3%, due 2034	**125.0**	125.0
	960.0	710.0
Debentures:		
7.625%, due 2010	**100.0**	100.0
6.25%, due 2034	**100.0**	100.0
6.375%, due 2037	**300.0**	300.0
7.6%, due 2038	**250.0**	-
5.7%, matured in 2008	**-**	60.0
	750.0	560.0
Pollution Control Revenue Bonds:		
5% to 5.375%, due 2014 and 2015	**77.5**	77.5
3.6% to 6.25% fixed/variable rates at Dec. 31, 2007, redeemed in 2008	**-**	16.5
	77.5	94.0
Total utility, gross	**1,787.5**	1,364.0
Less:		
Current maturities	**(135.0)**	(62.3)
Unamortized debt discount, net	**(9.4)**	(3.3)
Total utility, net	**1,643.1**	1,298.4
Non-regulated and other:		
Sheboygan Power, LLC non-recourse senior notes, 5.06%, due 2009 to 2024	**66.8**	67.8
Exchangeable senior notes, 2.5%, due 2030 (transferred to Alliant Energy parent company from Alliant Energy Resources, LLC in 2008)	**402.5**	402.5
Alliant Energy Corporate Services, Inc. senior notes, 4.55%, matured in 2008	**-**	75.0
Other, 1% to 7%, due 2009 to 2024	**0.9**	2.5
Total non-regulated and other, gross	**470.2**	547.8
Less:		
Current maturities	**(1.4)**	(77.8)
Unamortized debt discount, net	**(363.6)**	(363.9)
Total non-regulated and other, net	**105.2**	106.1
Total long-term debt, net	**1,748.3**	1,404.5
Total capitalization	**$4,815.6**	$4,329.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares in Deferred Compensation Trust	Total Common Equity
			(in millions)			
2006:						
Beginning balance (a)	$1.2	$1,788.7	$742.3	($84.6)	($7.1)	$2,440.5
Net income			315.7			315.7
Unrealized holding gains on securities, net of tax of $0.8				0.6		0.6
Less: reclassification adjustment for gains included in net income, net of tax of $9.1				12.8		12.8
Net unrealized losses on securities				(12.2)		(12.2)
Foreign currency translation adjustments, net of tax of $1.7				3.4		3.4
Less: reclassification adjustment for losses included in net income, net of tax of ($30.8)				(43.2)		(43.2)
Net foreign currency translation adjustments				46.6		46.6
Minimum pension liability adjustment, net of tax of $30.0				48.0		48.0
Unrealized holding losses on qualifying derivatives, net of tax of ($0.1)				(0.1)		(0.1)
Less: reclassification adjustment for losses included in net income, net of tax of ($0.2)				(0.2)		(0.2)
Net unrealized gains on qualifying derivatives				0.1		0.1
Total comprehensive income						398.2
Common stock dividends			(134.4)			(134.4)
Common stock repurchased		(105.1)				(105.1)
SFAS 158 transition adjustment, net of tax of ($5.3) (Note 1(s))				(6.6)		(6.6)
Common stock issued and other		59.4			(0.7)	58.7
Ending balance	1.2	1,743.0	923.6	(8.7)	(7.8)	2,651.3
2007:						
Net income			425.3			425.3
Unrealized gains on securities, net of tax of $0.2				0.3		0.3
Pension and other postretirement benefits amortizations and reclassification to regulatory assets, net of tax of $6.8				9.1		9.1
Unrealized holding gains (losses) on qualifying derivatives, net of tax				-		-
Less: reclassification adjustment for gains included in net income, net of tax of $0.3				0.5		0.5
Net unrealized losses on qualifying derivatives				(0.5)		(0.5)
Total comprehensive income						434.2
Common stock dividends			(143.2)			(143.2)
Common stock repurchased	(0.1)	(296.7)				(296.8)
Adoption of FIN 48 (Note 5)			(0.5)			(0.5)
Common stock issued and other		37.1			(0.9)	36.2
Ending balance	1.1	1,483.4	1,205.2	0.2	(8.7)	2,681.2
2008:						
Net income			**288.0**			**288.0**
Unrealized holding losses on securities, net of tax of ($0.6)				**(1.0)**		**(1.0)**
Less: reclassification adjustment for losses included in net income, net of tax of ($0.2)				**(0.3)**		**(0.3)**
Net unrealized losses on securities				**(0.7)**		**(0.7)**
Pension and other postretirement benefits amortizations, net of tax of ($0.6)				**(0.9)**		**(0.9)**
Total comprehensive income						**286.4**
Common stock dividends			**(154.3)**			**(154.3)**
SFAS 158 measurement date adjustment, net of tax of ($2.6) (Note 1(s))			**(2.7)**			**(2.7)**
Common stock issued, repurchased and other, net		**11.5**			**1.4**	**12.9**
Ending balance	**$1.1**	**$1,494.9**	**$1,336.2**	**($1.4)**	**($7.3)**	**$2,823.5**

(a) Accumulated other comprehensive loss at Jan. 1, 2006 consisted of $12.8 of net unrealized gains on securities, ($46.6) of foreign currency translation adjustments, ($51.2) of minimum pension liability adjustments and $0.4 of net unrealized gains on qualifying derivatives.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

Description of Business - The consolidated financial statements include the accounts of Alliant Energy Corporation (Alliant Energy) and its consolidated subsidiaries. Alliant Energy is an investor-owned public utility holding company, whose primary subsidiaries are Interstate Power and Light Company (IPL), Wisconsin Power and Light Company (WPL), Alliant Energy Resources, LLC (Resources) and Alliant Energy Corporate Services, Inc. (Corporate Services).

IPL and WPL are utility subsidiaries that are engaged principally in the generation and distribution of electric energy and the distribution and transportation of natural gas in Iowa, Wisconsin and Minnesota. IPL is also engaged in the generation and distribution of steam for certain customers in Cedar Rapids, Iowa. Refer to Notes 17 and 22 for discussion of Alliant Energy's utility operations in Illinois sold in February 2007 and IPL's electric transmission assets sold in December 2007, respectively.

Resources (through its various direct and indirect subsidiaries) is comprised of RMT (including WindConnect®), Non-regulated Generation, Transportation and other non-regulated investments. RMT provides environmental, consulting, engineering and renewable energy services. Non-regulated Generation manages Alliant Energy's non-regulated electric generating facilities and currently owns: the 300 megawatt (MW) simple-cycle, dual-fueled (natural gas/diesel) Neenah Energy Facility (NEF) in Neenah, Wisconsin; the 300 MW simple-cycle, natural gas-fired Sheboygan Falls Energy Facility (SFEF) near Sheboygan Falls, Wisconsin that WPL leases; and several standby generator facilities in Iowa. Transportation provides short-line railway freight service in eastern Iowa, barge terminal and hauling services on the Mississippi River, and other transfer and storage services. Other non-regulated investments include several modest investments. Refer to Note 17 for information on businesses previously owned by Resources that are reported as discontinued operations in the Consolidated Financial Statements.

Corporate Services is the subsidiary formed to provide administrative services to Alliant Energy and its subsidiaries.

Basis of Presentation - The consolidated financial statements reflect investments in controlled subsidiaries on a consolidated basis and Alliant Energy's proportionate shares of jointly owned utility facilities. Unconsolidated investments, which Alliant Energy does not control, but does have the ability to exercise significant influence over operating and financial policies (generally, 20% to 50% voting interest), are accounted for under the equity method of accounting. Investments that do not meet the criteria for consolidation or the equity method of accounting are accounted for under the cost method.

All significant intercompany balances and transactions, other than certain energy-related transactions affecting IPL and WPL, have been eliminated from the consolidated financial statements. Such energy-related transactions not eliminated include costs that are recoverable from customers through the rate making process. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S.) (GAAP), which give recognition to the rate making and accounting practices of the Federal Energy Regulatory Commission (FERC) and state commissions having regulatory jurisdiction. Certain prior period amounts have been reclassified on a basis consistent with the current period financial statement presentation. Unless otherwise noted, the notes herein have been revised to exclude discontinued operations for all periods presented.

Use of Estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Regulatory Assets and Liabilities - Alliant Energy, IPL and WPL are subject to regulation by FERC and various state regulatory commissions. As a result, Alliant Energy, IPL and WPL are subject to the provisions of Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," which provides that rate-regulated public utilities record certain costs and credits allowed in the rate making process in different periods than for non-regulated entities. These are deferred as regulatory assets or accrued as regulatory liabilities and are generally recognized in the Consolidated Statements of Income at the time they are reflected in rates.

Regulatory Assets - At Dec. 31, regulatory assets were comprised of the following items (Midwest Independent Transmission System Operator (MISO); Kewaunee Nuclear Power Plant (Kewaunee); in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
Pension and other postretirement benefits (Note 6(a))	**$577.6**	$188.5	**$310.8**	$96.7	**$266.8**	$91.8
Tax-related (Note 1(c))	**123.2**	89.8	**112.6**	78.9	**10.6**	10.9
Derivatives (Note 11(a))	**95.9**	25.8	**82.9**	18.1	**13.0**	7.7
Costs for proposed base-load, clean air compliance and wind projects	**87.9**	70.1	**42.7**	46.7	**45.2**	23.4
Asset retirement obligations (Note 18)	**44.0**	40.9	**30.6**	28.3	**13.4**	12.6
Environmental-related (Note 12(e))	**41.9**	44.0	**33.8**	35.6	**8.1**	8.4
Debt redemption costs (Note 1(r))	**20.3**	22.3	**12.1**	13.7	**8.2**	8.6
MISO-related	**10.0**	11.1	**--**	--	**10.0**	11.1
Kewaunee sale	**4.1**	9.5	**--**	--	**4.1**	9.5
Kewaunee outage in 2005	**--**	10.6	**--**	--	**--**	10.6
Other	**29.8**	37.6	**8.8**	8.0	**21.0**	29.6
	$1,034.7	$550.2	**$634.3**	$326.0	**$400.4**	$224.2

A portion of the regulatory assets in the above table are not earning a return. These regulatory assets are expected to be recovered from customers in future rates, however the carrying costs of these assets are borne by Alliant Energy's shareowners. At Dec. 31, 2008, IPL and WPL had $59 million and $17 million, respectively, of regulatory assets representing past expenditures that were not earning a return. IPL's regulatory assets that were not earning a return consisted primarily of costs for proposed base-load, clean air compliance and wind projects and debt redemption costs. WPL's regulatory assets that were not earning a return consisted primarily of the wholesale portion of costs for proposed base-load, clean air compliance and wind projects and debt redemption costs. The recovery period for costs of proposed base-load, clean air compliance and wind projects will generally be determined by regulators in future rate proceedings. Debt redemption costs are recovered over the applicable lives of the debt. All other regulatory assets reported in the above table either earn a return or the cash has not yet been expended, in which case the assets are offset by liabilities that also do not incur a carrying cost.

Costs for Proposed Base-load, Clean Air Compliance and Wind Projects - New electric generating facilities and Clear Air Compliance Program (CACP) projects require material expenditures for activities related to determining the feasibility of utility projects under consideration. These expenditures commonly called preliminary survey and investigation charges are generally recorded as "Regulatory assets" on the Consolidated Balance Sheet in accordance with FERC regulations. In Iowa, no specific retail authorization is required before charging these costs to regulatory asset accounts. In Wisconsin, the retail portion of these amounts is expensed immediately unless otherwise authorized by the Public Service Commission of Wisconsin (PSCW). However, since these amounts are material for WPL's Cedar Ridge wind project, WPL's proposed Nelson Dewey #3 generating unit and WPL's CACP projects, WPL requested and received deferral accounting approval to record the retail portion of these costs as "Regulatory assets" on the Consolidated Balance Sheet. In the fourth quarter of 2008, the PSCW denied continuation of the Nelson Dewey #3 generating unit project. As a result, no material additional costs for this project are expected to be deferred.

In addition to the expenditures noted above, certain projects needing regulatory approval may also require that payments for long-lead materials be incurred prior to project approval in order to meet anticipated completion schedules. These expenditures have been identified as pre-construction expenditures by IPL and WPL. For WPL, the retail portion of pre-construction expenditures for the projects described in the previous paragraph has also been approved for deferral as regulatory assets. All remaining pre-construction expenditures for both IPL and WPL are recorded as "Regulatory assets" on the Consolidated Balance Sheet.

For IPL, amounts deferred and recorded as preliminary survey and investigation charges do not include any accrual of carrying costs or allowance for funds used during construction (AFUDC). Upon regulatory approval of the projects, all such amounts included as preliminary survey and investigation charges are transferred to construction work in progress (CWIP) and begin to accrue AFUDC. IPL anticipates that all such amounts deferred as preliminary survey and investigation charges will be fully recovered in future rates charged to customers.

For WPL, the wholesale portion of amounts deferred and recorded as preliminary survey and investigation charges do not include any accrual of carrying costs or AFUDC. WPL's retail portion of deferred preliminary survey and investigation charges (commonly referred to as pre-certification expenditures) and pre-construction expenditures include accrual of carrying costs as prescribed in the approved deferral order. Upon regulatory approval of the project, the wholesale portion of deferred preliminary survey and investigation charges as well as all pre-construction expenditures are transferred to CWIP and begin to accrue AFUDC. The retail portion of deferred preliminary survey and investigation charges or pre-certification expenditures remain as regulatory assets until they are approved for inclusion in revenue requirements and amortized to expense. WPL believes amounts currently deferred as either preliminary survey and investigation expenditures or pre-construction expenditures are probable of recovery from customers through changes in future rates. WPL is currently recovering through retail rates the amounts for the Cedar Ridge wind project and a portion of the Nelson Dewey #3 pre-certification expenditures. Remaining deferred amounts for Nelson Dewey #3 and the CACP projects are expected to be included in rates charged to customers in the future.

At Dec. 31, the cumulative costs for these projects were as follows (in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
WPL's base-load project (a)	**$35.6**	$17.3	**$--**	$--	**$35.6**	$17.3
IPL's base-load project (b)	**30.2**	12.0	**30.2**	12.0	**--**	--
Clean air compliance projects	**20.7**	12.2	**12.5**	7.5	**8.2**	4.7
Wind projects (c)	**1.4**	28.6	**--**	27.2	**1.4**	1.4
	$87.9	$70.1	**$42.7**	$46.7	**$45.2**	$23.4

(a) In December 2008, the PSCW issued a written order denying WPL's Nelson Dewey #3 application for approval to proceed with construction of a new facility at a preferred site adjacent to the existing Nelson Dewey Generating Facility in Cassville, Wisconsin. Costs included in the above table reflect the retail and wholesale portions of costs related to this project. The stipulated agreement related to WPL's 2009/2010 retail rate case, which was approved by the PSCW in December 2008, included the recovery of $9 million of pre-certification costs that had been incurred through December 2007. These costs will be recovered from WPL's retail customers over a two-year period ending December 2010. WPL will seek recovery of the remaining costs from its retail and wholesale customers in future rate case proceedings and recognized these remaining costs in "Regulatory assets" on the Consolidated Balance Sheet pending these future rate proceedings.

(b) IPL's proposed 630 MW coal-fired electric generating facility in Marshalltown, Iowa

(c) Cumulative costs as of Dec. 31, 2007 include IPL's proposed 200 MW Whispering Willow - East wind project in Franklin County, Iowa, expected to be in service in late 2009 or early 2010. In February 2008, IPL received approval from the Iowa Utilities Board (IUB) to construct the project. Upon approval, the related cumulative preliminary survey and investigation costs were transferred from "Other assets - regulatory assets" to "Property, plant and equipment" on the Consolidated Balance Sheet.

MISO-related - In August 2007, the PSCW issued an order requiring WPL to discontinue, effective Dec. 31, 2007, the deferral of the retail portion of certain costs incurred by WPL to participate in the MISO market. Beginning Jan. 1, 2008, these MISO costs are subject to recovery through WPL's retail electric fuel-related cost recovery mechanism. At Dec. 31, 2008, WPL had $10 million of deferred retail costs incurred prior to 2008 to participate in the MISO market that were recognized in "Regulatory assets" on the Consolidated Balance Sheet. In December 2008, WPL received approval from the PSCW as part of the stipulated agreement reached regarding the 2009/2010 retail rate case to recover the $10 million of deferred retail costs over a two-year period ending December 2010.

Kewaunee Sale - WPL received approval from the PSCW to defer the retail portion of any gains, losses, and transaction costs associated with the sale of Kewaunee. In 2005, WPL completed the sale of its interest in Kewaunee and incurred a loss (including transaction costs but excluding the benefits of the non-qualified decommissioning trust assets returned to customers) of $16 million from the sale. WPL expensed a portion of the loss and recognized a "Regulatory asset" for $9 million of the loss based on a PSCW order issued in December 2005 regarding the recovery of losses incurred by a co-owner of the Kewaunee facility. In 2006, WPL reached a settlement with its wholesale customers allowing recovery of $2 million of the loss. In January 2007, WPL received approval from the PSCW to recover $3 million of the loss from retail customers over a two-year period ending December 2008. In December 2008, WPL received approval from the PSCW to recover another $2 million of the loss from retail customers over a six-year period ending December 2014. WPL will seek recovery of the remaining $2 million loss from its retail customers in a future rate case.

Kewaunee Outage in 2005 - WPL received approval from the PSCW to defer, beginning April 15, 2005, incremental fuel-related costs associated with the extension of an unplanned outage at Kewaunee, which occurred from Feb. 2005 to early July 2005. The PSCW also approved deferral of incremental operation and maintenance costs related to the unplanned outage. In January 2007, WPL received approval from the PSCW to recover $20 million of these costs over a two-year period ending December 2008.

Other - Alliant Energy periodically assesses whether its regulatory assets are probable of future recovery by considering factors such as regulatory environment changes, previous orders issued by the applicable regulatory agencies and the status of any pending or potential deregulation legislation. Alliant Energy recognizes an expense for regulatory assets that are no longer determined to be probable of future recovery in the period of such determination. While Alliant Energy feels its remaining regulatory assets are probable of future recovery, no assurance can be made that Alliant Energy will recover these regulatory assets in future rates.

Regulatory Liabilities - At Dec. 31, regulatory liabilities were comprised of the following items (in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
Cost of removal obligations	**$408.5**	$411.2	**$257.9**	$261.4	**$150.6**	$149.8
IPL electric transmission assets sale	**90.8**	88.8	**90.8**	88.8	**--**	--
Fuel cost recovery (Note 1(h) and 2)	**71.1**	35.2	**32.9**	18.3	**38.2**	16.9
IPL Duane Arnold Energy Center (DAEC) sale	**65.3**	64.5	**65.3**	64.5	**--**	--
Emission allowances (Note 15)	**64.4**	65.2	**57.1**	57.1	**7.3**	8.1
Tax-related	**16.9**	19.8	**4.9**	6.3	**12.0**	13.5
Derivatives (Note 11(a))	**10.5**	36.3	**1.6**	21.4	**8.9**	14.9
Gas performance incentive (Notes 1(h))	**4.5**	12.3	**--**	--	**4.5**	12.3
Other	**7.8**	9.6	**4.3**	2.0	**3.5**	7.6
	$739.8	$742.9	**$514.8**	$519.8	**$225.0**	$223.1

Regulatory liabilities related to cost of removal obligations, to the extent expensed through depreciation rates, reduce rate base. A significant portion of the remaining regulatory liabilities are not used to reduce rate base in the revenue requirement calculations utilized in IPL's and WPL's respective rate proceedings.

Cost of Removal Obligations - Alliant Energy collects in rates future removal costs for many assets that do not have an associated legal asset retirement obligation. Alliant Energy records a regulatory liability for the estimated amounts it has collected in rates for these future removal costs less amounts spent on removal activities.

IPL Electric Transmission Assets Sale - In December 2007, IPL completed the sale of its electric transmission assets and recognized a gain based on the terms of the sale agreement. Upon closing of the sale, IPL established a regulatory liability of $89 million pursuant to conditions established by the IUB in September 2007 when it allowed the transaction to proceed. The regulatory liability represents the present value of IPL's obligation to refund to its customers payments of $13 million per year for eight years beginning in the year IPL's customers experience an increase in rates related to the transmission charges assessed by ITC Midwest LLC (ITC). Refer to Note 22 for additional information regarding the electric transmission assets sale.

IPL DAEC Sale - In January 2006, IPL completed the sale of its 70% ownership interest in DAEC and recognized a gain based on the terms of the sale agreement. Pursuant to the IUB order approving the DAEC sale, the gain resulting from the sale was used to establish a regulatory liability. The regulatory liability, including accrued interest, will be used to offset depreciation expense related to AFUDC for future investments in new generation sited in Iowa and accretes interest at the monthly average U.S. Treasury rate for three-year maturities. Refer to Notes 5 and 6(a) for additional information regarding the DAEC sale.

Refer to Note 2 for discussion of certain utility rate refund reserves recorded as regulatory liabilities on the Consolidated Balance Sheets.

(c) Income Taxes - Alliant Energy is subject to the provisions of SFAS 109, "Accounting for Income Taxes," and follows the liability method of accounting for deferred income taxes, which requires the establishment of deferred income tax assets and liabilities, as appropriate, for temporary differences between the tax basis of assets and liabilities and the amounts reported in the consolidated financial statements. Deferred income taxes are recorded using currently enacted tax rates.

Investment tax credits have been deferred and are subsequently credited to income over the average lives of the related property. Other tax credits reduce income tax expense in the year claimed.

Changes in deferred income tax assets and liabilities associated with certain property-related basis differences at IPL are treated differently than prescribed in SFAS 109. Consistent with Iowa rate making practices, deferred tax expense is not recorded for certain temporary differences (primarily related to utility property, plant and equipment at IPL) because retail rates are reduced for the current tax benefits. As the deferred taxes become payable (over periods exceeding 30 years for some generating plant differences) they are recovered through retail rates. Accordingly, IPL has recorded deferred tax liabilities and regulatory assets for certain temporary differences, as identified in Note 1(b). In Wisconsin, the PSCW has allowed rate recovery of deferred taxes on all temporary differences since August 1991.

Alliant Energy is also subject to the provisions of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes." FIN 48 establishes standards for measurement and recognition in financial statements of tax positions taken or expected to be taken in a tax return. Alliant Energy recognizes net interest and penalties related to unrecognized tax benefits in "Income taxes" in the Consolidated Statements of Income. Refer to Note 5 for discussion of Alliant Energy's adoption of FIN 48.

Alliant Energy has elected the alternative transition method described in FASB Staff Position (FSP) 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards," to calculate its beginning pool of excess tax benefits available to absorb any tax deficiencies associated with share-based payment awards recognized in accordance with SFAS 123(R), "Share-Based Payment."

(d) Cash and Cash Equivalents - Cash and cash equivalents include short-term liquid investments that have original maturities of less than 90 days. At Dec. 31, 2008 and 2007, the majority of Alliant Energy's cash and cash equivalents were invested in money market funds with terms that provide daily liquidity. The yield on these funds can also fluctuate daily. Information on Alliant Energy's cash and cash equivalents at Dec. 31 was as follows (dollars in millions):

	2008	2007
Total cash and cash equivalents	**$347**	$746
Money market fund investments	**$339**	$737
Interest rates on money market fund investments	**1.43 - 1.83%**	4.83 - 4.99%

(e) Utility Property, Plant and Equipment -
General - Utility plant (other than acquisition adjustments) is recorded at the original cost of construction, which includes material, labor, contractor services, AFUDC and allocable overheads, such as supervision, engineering, benefits, certain taxes and transportation. At Dec. 31, 2008 and 2007, IPL had $14.7 million and $16.0 million, respectively, of acquisition adjustments, net of accumulated amortization, included in utility plant ($3.2 million and $3.5 million, respectively, of such balances are currently being recovered in IPL's rates). Repairs, replacements and renewals of items of property determined to be less than a unit of property or that do not increase the property's life or functionality are charged to maintenance expense. Ordinary retirements of utility plant and salvage value are netted and charged to accumulated depreciation upon removal from utility plant accounts and no gain or loss is recognized. Removal costs incurred are charged to a regulatory liability.

Electric plant in service - Electric plant in service by functional category at Dec. 31 was as follows (in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
Distribution	**$3,147.3**	$2,945.8	**$1,745.1**	$1,648.4	**$1,402.2**	$1,297.4
Generation (a)	**2,632.8**	2,472.3	**1,589.1**	1,590.1	**1,043.7**	882.2
Other	**238.7**	215.6	**184.3**	180.8	**54.4**	34.8
	$6,018.8	$5,633.7	**$3,518.5**	$3,419.3	**$2,500.3**	$2,214.4

(a) The increase for Alliant Energy and WPL during 2008 was largely due to $156 million, including AFUDC, of plant placed in service in the fourth quarter of 2008 for WPL's Cedar Ridge wind project.

Depreciation - IPL and WPL use a combination of remaining life and straight-line depreciation methods as approved by their respective regulatory commissions. The composite or group method of depreciation is used, in which a single depreciation rate is applied to the gross investment in a particular class of property. This method pools similar assets and then depreciates each group as a whole. Periodic depreciation studies are performed to determine the appropriate group lives, net salvage and group deprecation rates. These depreciation studies are subject to review and approval by IPL's and WPL's respective regulatory commissions. Depreciation expense is included within the recoverable cost of service component of rates charged to customers. The average rates of depreciation for electric and gas properties, consistent with current rate making practices, were as follows:

	IPL			WPL		
	2008	2007	2006	**2008(a)**	2007	2006
Electric	**3.1%**	2.8%	2.8%	**3.2%**	3.5%	3.5%
Gas	**3.0%**	2.9%	2.8%	**3.1%**	3.6%	3.7%

(a) Effective July 1, 2008, WPL implemented updated depreciation rates as a result of a new depreciation study. These updated depreciation rates increased Alliant Energy's net income in 2008 as compared to 2007 by approximately $5.3 million, or $0.05 per share.

AFUDC - AFUDC represents costs to finance construction additions including a return on equity component and cost of debt component as required by regulatory accounting. The concurrent credit for the amount of AFUDC capitalized is recorded as "Allowance for funds used during construction" in the Consolidated Statements of Income. The amount of AFUDC generated by equity and debt components was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Equity	**$17.2**	$2.0	$4.6	**$10.8**	$0.5	$2.6	**$6.4**	$1.5	$2.0
Debt	**7.5**	5.8	3.5	**4.3**	4.7	2.9	**3.2**	1.1	0.6
	$24.7	$7.8	$8.1	**$15.1**	$5.2	$5.5	**$9.6**	$2.6	$2.6

The increase in AFUDC in 2008 was largely due to construction of IPL's Whispering Willow - East and WPL's Cedar Ridge wind projects.

AFUDC for WPL's retail and wholesale jurisdiction construction projects is calculated in accordance with PSCW and FERC guidelines, respectively. The AFUDC recovery rates, computed in accordance with the prescribed regulatory formula, were as follows:

	2008	2007	2006
IPL	**8.1%**	6.3%	8.0%
WPL (PSCW formula - retail jurisdiction)	**9.0%**	9.0%	15.1%
WPL (FERC formula - wholesale jurisdiction)	**6.8%**	5.5%	5.0%

Utility Plant Retirements Related to Severe Flooding - In June 2008, severe flooding in Cedar Rapids, Iowa caused significant damage at several facilities owned by IPL, including its Prairie Creek and Sixth Street Generating Stations, certain office and operating buildings and several distribution substations. Based on an assessment of the damage at these facilities, Alliant Energy recorded $62 million of estimated retirements of utility plant in 2008. These retirements were recorded as reductions to "Utility plant in service" and "Accumulated depreciation" on the Consolidated Balance Sheet at Dec. 31, 2008. Alliant Energy continues to monitor the restoration activities at IPL's Prairie Creek and Sixth Street Generating Stations and will update in the future, if required, its estimated retirements related to utility plant damaged by the severe flooding.

Whispering Willow - East Wind Project - In June 2008, Corporate Services, as agent for IPL and WPL, entered into a master supply agreement with Vestas-American Wind Technology, Inc. (Vestas) for the purchase of 500 MW of wind turbine generator sets and related equipment to support IPL's and WPL's wind generation plans. Upon execution of the master supply agreement, IPL made an initial payment of $138 million for 200 MW of wind turbine generator sets and related equipment to be utilized in its Whispering Willow - East wind project. This initial payment by IPL, along with other construction costs, was included in "Construction work in progress - Whispering Willow - East Wind Farm" on the Consolidated Balance Sheet at Dec. 31, 2008. Refer to Note 12(a) for additional information regarding the master supply agreement executed in June 2008.

The advanced rate making principles for the Whispering Willow - East wind project, as approved by the IUB in February 2008, included a predetermined level, or "cost cap," for construction costs. If final construction costs for the project exceed this cost cap, IPL will be required to demonstrate the construction costs above the cost cap are prudent and reasonable in order to recover the additional costs in electric rates.

(f) Non-regulated and Other Property, Plant and Equipment - Non-regulated and other property, plant and equipment is recorded at the original cost of construction, which includes material, labor and contractor services. Repairs, replacements and renewals of items of property determined to be less than a unit of property or that do not increase the property's life or functionality are charged to maintenance expense. NEF and SFEF within Alliant Energy's Non-regulated Generation business represent a significant portion of the non-regulated and other property, plant and equipment and are being depreciated using the straight-line method over periods ranging from 30 to 35 years. The remainder is depreciated using the straight-line method over periods ranging from five to 30 years. Upon retirement or sale of non-regulated and other property, plant and equipment, the original cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the Consolidated Statements of Income.

(g) Operating Revenues -
Utility - Revenues from Alliant Energy's utility business are primarily from electric and natural gas sales and recognized on an accrual basis as services are rendered or commodities are delivered to customers. IPL and WPL recognize unbilled revenues based on estimated amounts of electricity and natural gas delivered but not yet billed to customers at the end of each reporting period.

IPL and WPL participate in a bid-based wholesale energy market operated by MISO. The market requires that all market participants, including IPL and WPL, submit hourly day-ahead and/or real-time bids and offers for energy at locations across the MISO region. The day-ahead and real-time transactions are grouped together, resulting in a net supply to or net purchase from MISO of megawatt-hours (MWhs) for each hour of each day. The net supply to MISO is recorded in "Electric operating revenues" and the net purchase from MISO is recorded in "Electric production fuel and purchased power" in the Consolidated Statements of Income.

Non-regulated - Revenues from Alliant Energy's non-regulated businesses are primarily from its RMT (including WindConnect®) business and recognized on an accrual basis based on services provided as specified under contract terms. Alliant Energy's RMT business accounts for revenues from certain large construction management projects under the percentage of completion and cost-to-cost methods. Revenues from fixed-price and modified fixed-price construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to the estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on these contracts. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the reporting period plus the fee earned, measured by the cost-to-cost method.

Taxes Collected from Customers - Certain of Alliant Energy's subsidiaries serve as collection agents for sales or various other taxes and record revenues on a net basis. Operating revenues do not include the collection of the aforementioned taxes.

(h) Utility Fuel Cost Recovery - IPL's retail tariffs provide for subsequent adjustments to its electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Changes in the under/over collection of these costs are reflected in "Electric production fuel and purchased power" and "Cost of gas sold" in the Consolidated Statements of Income. The cumulative effects are reflected on the Consolidated Balance Sheets as a current regulatory asset or current regulatory liability, until they are automatically reflected in future billings to customers. Recovery of capacity-related charges associated with IPL's purchased power costs and transmission service costs are recovered from electric customers through changes in retail base rates. IPL's wholesale electric rates provide for subsequent adjustments to rates for changes in the cost of fuel and purchased energy.

WPL's retail electric rates approved by the PSCW are based on forecasts of forward-looking test periods and include estimates of future fuel and purchased energy costs anticipated during the test period. During each electric retail rate proceeding, the PSCW sets fuel monitoring ranges based on the forecasted fuel costs used to determine retail base rates. If WPL's actual fuel costs fall outside these fuel monitoring ranges during the test period, WPL and/or other parties can request, and the PSCW can authorize, an adjustment to future retail electric rates based on changes in fuel costs only. The PSCW may authorize an interim retail rate increase; however, if the final retail rate increase is less than the interim retail rate increase, WPL must refund the excess collection to retail customers with interest at the current authorized return on common equity rate. Recovery of capacity-related charges associated with WPL's purchased power costs and transmission service costs are recovered from electric customers through changes in retail base rates. WPL's wholesale electric rates provide for subsequent adjustments to rates for changes in the cost of fuel and purchased energy.

WPL's retail gas tariffs provide for subsequent adjustments to its natural gas rates for changes in the current monthly natural gas commodity price index. During 2006, WPL had a gas performance incentive which included a sharing mechanism whereby 50% of gains or losses relative to current commodity prices and benchmarks were retained by WPL, with the remainder refunded to or recovered from customers. Starting in 2007, the program was modified by the PSCW such that 35% of all gains and losses from WPL's gas performance incentive sharing mechanism were retained by WPL, with 65%

refunded to or recovered from customers. In October 2007, the PSCW issued an order providing WPL the option to choose to utilize a modified gas performance incentive sharing mechanism or switch to a modified one-for-one pass through of gas costs to retail customers using benchmarks. WPL evaluated the alternatives and chose to implement the modified one-for-one pass through of gas costs. This change was effective Nov. 1, 2007. WPL's gas performance incentive sharing mechanism resulted in gains recorded as "Gas operating revenues" in the Consolidated Statements of Income of $5 million and $13 million in 2007 and 2006, respectively.

Refer to Note 1(b) for additional information regarding fuel cost recovery.

(i) Financial Instruments - Alliant Energy periodically uses financial instruments to hedge exposures to fluctuations in interest rates, certain commodity prices, volatility in a portion of electric and natural gas sales volumes due to weather, transmission congestion costs and currency exchange rates. The fair value of all financial instruments that are determined to be derivatives are recorded as assets or liabilities on the Consolidated Balance Sheets. Gains and losses related to derivatives that are designated and qualify as cash flow hedges, are recognized in earnings when the underlying hedged item or physical transaction is recognized in income. Gains and losses related to derivatives that do not qualify for, or are not designated in hedge relationships, are recognized in earnings immediately. Alliant Energy does not offset fair value amounts recognized for the right to reclaim cash collateral (receivable) or the obligation to return cash collateral (payable) against fair value amounts recognized for derivatives executed with the same counterparty under the same master netting arrangement.

A significant majority of Alliant Energy's derivative transactions are in its utility business. Based on the fuel and natural gas cost recovery mechanisms in place, as well as other specific regulatory authorizations, changes in fair values of derivatives in Alliant Energy's utility business generally have no impact on its results of operations, as they are generally reported as changes in regulatory assets and liabilities. Alliant Energy has some commodity purchase and sales contracts that have been designated, and qualify for, the normal purchase and sale exception and based on this designation, these contracts are accounted for on the accrual basis of accounting. Refer to Notes 11 and 12(f) for further discussion of Alliant Energy's derivatives and related credit risk, respectively.

(j) Pension and Other Postretirement Benefits Plans - For the defined benefit pension and other postretirement benefits plans sponsored by Corporate Services, Alliant Energy allocates costs to IPL, WPL, Resources and the parent company based on labor costs of plan participants.

(k) Asset Valuations - Long-lived assets to be held and used, excluding regulatory assets and goodwill, are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Impairment is indicated if the carrying value of an asset exceeds its undiscounted future cash flows. An impairment charge is recognized equal to the amount the carrying value exceeds the asset's fair value. Refer to Note 1(b) for discussion of long-lived assets classified as regulatory assets.

Goodwill is subject to annual impairment tests, which are completed in the third quarter, and whenever an event occurs or circumstances change in the interim that would indicate goodwill might be impaired. Refer to Note 15 for additional discussion of goodwill.

If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting may not be recoverable, potential impairment is assessed by comparing the fair value of these investments to their carrying values as well as assessing if a decline in fair value is temporary. If an impairment is indicated, a charge is recognized equal to the amount the carrying value exceeds the investment's fair value. Refer to Note 9(a) for additional discussion of investments accounted for under the equity method of accounting.

(l) Supplemental Financial Information - The other (income) and deductions included in "Interest income and other" in the Consolidated Statements of Income were as follows (in millions):

	2008	2007	2006
Interest income:			
From loans to discontinued operations	**$--**	($1.4)	($7.4)
Other	**(19.0)**	(10.5)	(13.7)
Currency transaction losses, net	**0.1**	0.1	20.3
Loss on sale of Brazil investments	**--**	--	4.8
Losses (gains) on other investment sales, net	**--**	(3.8)	1.0
Other	**0.7**	(0.1)	(0.5)
	($18.2)	($15.7)	$4.5

The supplemental cash flows information for the Consolidated Statements of Cash Flows was as follows (in millions):

	2008	2007	2006
Cash paid during the period for:			
Income taxes, net of refunds	**$131.0**	$151.7	$90.3
Interest, net of capitalized interest	**130.4**	114.7	162.8
Noncash investing and financing activities:			
Debt assumed by buyer of Mexico business	**--**	5.0	--
Debt assumed by buyer of Alliant Energy New Zealand Ltd. (AENZ)	**--**	--	169.2
Debt assumed by buyer of China generating facilities	**--**	--	26.8
Capital lease obligations incurred	**--**	--	1.7

(m) Operating Leases - Alliant Energy has certain purchased power agreements (PPAs) that provide Alliant Energy exclusive rights to all or a substantial portion of the output from the specific generating facility over the contract term and therefore are accounted for as operating leases. Costs associated with these PPAs are included in "Electric production fuel and purchased power" in the Consolidated Statements of Income based on monthly payments for these PPAs. Monthly capacity payments related to one of these PPAs is higher during the peak demand period from May 1 through Sep. 30 and lower in all other periods during each calendar year. These seasonal differences in capacity charges are consistent with market pricing and the expected usage of energy from the facility.

(n) Emission Allowances - Emission allowances are granted by the U.S. Environmental Protection Agency (EPA) to sources of pollution that allow the release of a prescribed amount of pollution each year. Unused emission allowances may be bought and sold or carried forward to be utilized in future years. Purchased emission allowances are recorded as intangible assets at their original cost and evaluated for impairment as long-lived assets to be held and used in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Cash inflows and outflows related to sales and purchases of emission allowances are recorded as investing activities in the Consolidated Statements of Cash Flows. Emission allowances granted by the EPA are valued at a zero-cost basis. Amortization of emission allowances is based upon a weighted average cost for each category of vintage year utilized during the reporting period. Refer to Note 15 for additional discussion of emission allowances.

(o) Cash Flows Presentation - Alliant Energy reports cash flows from continuing operations together with cash flows from discontinued operations on the Consolidated Statements of Cash Flows. Refer to Note 17 for details of cash flows from discontinued operations.

(p) Electric Transmission Service Expenses Presentation - Alliant Energy reports electric transmission service expenses billed from third parties in "Electric transmission service" on the Consolidated Statements of Income. Electric transmission service expenses are significantly higher in 2008 compared to 2007 due to transmission service expenses billed by ITC following the sale of IPL's electric transmission assets to ITC in December 2007.

(q) Asset Retirement Obligations - The present value of any retirement costs associated with an asset for which Alliant Energy has a legal obligation is recorded as a liability with an equivalent amount added to the asset cost when an asset is placed in service. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss. For IPL and WPL, any gain or loss related to their regulated operations is recorded to regulatory liabilities or regulatory assets on the Consolidated Balance Sheet. Refer to Note 18 for additional discussion of asset retirement obligations.

(r) Debt Issuance and Retirement Costs - Alliant Energy defers and amortizes debt issuance costs and debt premiums or discounts over the expected lives of the respective debt issues, considering maturity dates and, if applicable, redemption rights held by others. For debt retired early with no subsequent re-issuance, IPL and WPL defer any unamortized debt issuance costs, premiums or discounts as regulatory assets or regulatory liabilities, which are amortized over the remaining original life of the debt retired early. Gains or losses resulting from the refinancing of debt by IPL and WPL are deferred as regulatory liabilities or regulatory assets and amortized over the life of the new debt issued. Alliant Energy's non-regulated businesses expense in the period of retirement any unamortized debt issuance costs and debt premiums or discounts on debt retired early.

(s) New Accounting Pronouncements -

FSP SFAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets"

In December 2008, the FASB issued FSP SFAS 132(R)-1, which amends SFAS 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits," to provide additional disclosures about plan assets of a defined benefit pension or other postretirement plan. Disclosures include investment policies and strategies, categories of plan assets, fair value of plan assets and significant concentrations of risk. Alliant Energy is required to adopt FSP SFAS 132(R)-1 by Dec. 31, 2009. FSP SFAS 132(R)-1 is not expected to have any impact on its financial condition and results of operations.

FSP SFAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities"

In December 2008, the FASB issued FSP SFAS 140-4 and FIN 46(R)-8, which amends SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46(R), "Consolidation of Variable Interest Entities," to require additional disclosures about variable interest entities. Alliant Energy adopted FSP SFAS 140-4 and FIN 46(R)-8 on Dec. 31, 2008. FSP SFAS 140-4 and FIN 46(R)-8 did not have any impact on its financial condition and results of operations.

Emerging Issues Task Force (EITF) Issue 08-6, "Equity Method Investment Accounting Considerations"

In November 2008, the FASB issued EITF Issue 08-6, which considered the effects of the issuances of SFAS 141(R) and SFAS 160 on an entity's application of the equity method under Accounting Principles Board Opinion 18, "The Equity Method of Accounting for Investments in Common Stock." EITF Issue 08-6 addresses questions that have arisen regarding the application of equity method accounting guidance because of the significant changes to the guidance on business combinations and subsidiary equity transactions and the increased use of fair value measurements as a result of these pronouncements. Alliant Energy is required to adopt EITF Issue 08-6 beginning with transactions occurring in 2009. Because the provisions of EITF Issue 08-6 are only applied prospectively to transactions after adoption, the impact to Alliant Energy cannot be determined until any such transactions occur.

SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles"

In May 2008, the FASB issued SFAS 162, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. Alliant Energy adopted SFAS 162 in November 2008 with no impact on its financial condition or results of operations.

FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets"

In April 2008, the FASB issued FSP SFAS 142-3, which amends the factors that should be considered in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS 142, "Goodwill and Other Intangible Assets," and requires expanded disclosures related to intangible assets. Alliant Energy adopted FSP SFAS 142-3 on Jan. 1, 2009 with no material impact on its financial condition or results of operations.

SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133"

In March 2008, the FASB issued SFAS 161, which requires enhanced qualitative and quantitative disclosures about an entity's derivative and hedging activities. Alliant Energy adopted SFAS 161 on Jan. 1, 2009 with no impact on its financial condition or results of operations.

SFAS 141(R), "Business Combinations"

In December 2007, the FASB issued SFAS 141(R), which establishes principles and requirements for how the acquiring entity in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Alliant Energy adopted SFAS 141(R) on Jan. 1, 2009. Because the provisions of SFAS 141(R) are only applied prospectively to business combinations after adoption, the impact to Alliant Energy cannot be determined until any business combinations occur.

SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51"

In December 2007, the FASB issued SFAS 160, which amends accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. Alliant Energy adopted SFAS 160 on Jan. 1, 2009 with no material impact on its financial condition and results of operations.

FSP FIN 39-1, "Amendment of FIN 39, Offsetting of Amounts Related to Certain Contracts"
In April 2007, the FASB issued FSP FIN 39-1, which amends FIN 39 to permit the offsetting of amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset. Alliant Energy adopted FSP FIN 39-1 on Jan. 1, 2008 with no material impact on its financial condition and results of operations.

SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115"
In February 2007, the FASB issued SFAS 159, which provided companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. Alliant Energy concluded as of Jan. 1, 2008 that it would not record any eligible items at fair value in accordance with SFAS 159 and therefore there was no impact on its financial condition and results of operations.

SFAS 157, "Fair Value Measurements"
In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. Alliant Energy adopted SFAS 157 on Jan. 1, 2008 for financial instruments with no material impact on its financial condition and results of operations. In February 2008, the FASB issued FSP SFAS 157-1, "Application of SFAS 157 to SFAS 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," and FSP SFAS 157-2, "Effective Date of SFAS 157." In October 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP SFAS 157-1 removes leasing transactions accounted for under SFAS 13, "Accounting for Leases," from the scope of SFAS 157. Alliant Energy adopted FSP SFAS 157-2 on Jan. 1, 2009 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities with no material impact on its financial condition and results of operations. FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active. Refer to Note 10 for expanded disclosures about fair value measurements required by SFAS 157.

SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)"
In September 2006, the FASB issued SFAS 158, which requires an employer to recognize the overfunded or underfunded status of its benefit plans as an asset or liability on its balance sheet and to recognize the changes in the funded status of its benefit plans in the year in which they occur as a component of other comprehensive income. Alliant Energy adopted the recognition provision of SFAS 158 in 2006, which resulted in reductions to its Dec. 31, 2006 balance of accumulated other comprehensive income (loss) of $6.6 million. SFAS 158 also requires an employer to measure benefit plan assets and obligations as of the end of its fiscal year. Alliant Energy adopted the measurement date transition provision of SFAS 158 in 2008, which resulted in reductions to its Jan. 1, 2008 balance of retained earnings of $2.7 million.

(2) UTILITY RATE REFUNDS
WPL's 2008 Fuel-related Retail Rate Case - In March 2008, WPL filed a request with the PSCW to increase annual retail electric rates by $16 million to recover anticipated increased electric fuel and purchased energy costs (fuel-related costs). Actual fuel-related costs through February 2008, combined with projections of continued higher fuel-related costs for the remainder of 2008, significantly exceeded the amounts being recovered in retail electric rates at the time of the filing. In the second quarter of 2008, WPL received an order from the PSCW authorizing the requested $16 million interim increase, subject to refund, effective in April 2008.

Fuel-related costs incurred by WPL in 2008 subsequent to the implementation of the interim rate increase were significantly lower than anticipated resulting in refunds owed to its retail electric customers. In January 2009, WPL received approval from the PSCW to pay an $18 million interim refund to retail electric customers in the first quarter of 2009. In January 2009, WPL also filed a final fuel refund report, including interest less the interim refund amount, resulting in a final residual refund of $5 million in addition to the interim refund. Pending PSCW approval, WPL will refund the remaining $5 million, including interest, in the second quarter of 2009. As of Dec. 31, 2008, WPL reserved $23 million, including interest, for refunds anticipated to be paid to its retail electric customers based upon its estimate of the final order. WPL anticipates receiving the final order from the PSCW in the first quarter of 2009 and completing any remaining refunds in the second quarter of 2009.

WPL's 2007 Retail Rate Case - In August 2007, WPL received approval from the PSCW to refund to its retail electric customers any over-recovery of retail fuel-related costs during the period June 1, 2007 through Dec. 31, 2007. As of Dec. 31, 2008, WPL estimated the over-recovery of retail fuel-related costs during this period to be $22 million, including interest. WPL refunded to its retail electric customers $4 million in 2007 and $16 million in 2008. As of Dec. 31, 2008, WPL reserved $2 million for the remaining refund amounts, including interest, anticipated to be paid to its retail electric customers in the second quarter of 2009 related to these refunds. WPL expects to receive the PSCW's decision on the remaining refund amount in the first quarter of 2009.

Refer to Note 1(h) for further discussion of WPL's fuel cost recovery and Note 1(b) for discussion of various other rate matters.

(3) LEASES

Operating Leases - Alliant Energy has entered into various agreements related to property, plant and equipment rights that are accounted for as operating leases. Alliant Energy's most significant operating leases relate to certain PPAs. These PPAs contain fixed rental payments related to capacity and transmission rights and contingent rental payments related to the energy portion (actual MWhs) of the respective PPAs. Rental expenses associated with Alliant Energy's operating leases were as follows (in millions):

	2008	2007	2006
Operating lease rental expenses (excluding contingent rentals)	**$90**	$109	$105
Contingent rentals related to certain PPAs	**7**	19	23
Other contingent rentals	**2**	2	3
	$99	$130	$131

At Dec. 31, 2008, Alliant Energy's future minimum operating lease payments, excluding contingent rentals, were as follows (in millions):

	2009	2010	2011	2012	2013	Thereafter	Total
Riverside Energy Center (Riverside) PPA	$57	$57	$58	$59	$17	$--	$248
RockGen Energy Center (RockGen) PPA	7	--	--	--	--	--	7
Synthetic leases	14	8	4	43	1	6	76
Other	8	12	6	4	4	10	44
	$86	$77	$68	$106	$22	$16	$375

Alliant Energy's RockGen PPA and Riverside PPA contain provisions granting Alliant Energy the option to purchase these facilities in 2009 and 2013, respectively. Alliant Energy did not exercise its option to purchase RockGen. Refer to Note 19 for additional information concerning the impacts of FIN 46R, "Consolidation of Variable Interest Entities," on these two PPAs.

The synthetic leases in the above table relate to the financing of certain corporate headquarters and utility railcars. The entities that lease these assets to Alliant Energy do not meet the consolidation requirements under FIN 46R and are not included on the Consolidated Balance Sheets. Alliant Energy has guaranteed the residual value of the related assets, which total $55 million in the aggregate. The guarantees extend through the maturity of each respective underlying lease with remaining terms up to seven years. Residual value guarantee amounts have been included in the above table.

(4) RECEIVABLES

(a) Sales of Accounts Receivable - IPL participates in an accounts receivable sale program whereby it may sell up to a maximum amount of $300 million of its accounts receivable, including unbilled revenues, to a third-party financial institution through wholly-owned and consolidated special purpose entities. Corporate Services acts as collection agent for the buyer and receives a fee for collection services. Under terms of the agreement, the third-party financial institution purchases the receivables initially for the face amount. IPL makes monthly payments to the third-party financial institution of an amount that varies based on interest rates and length of time the sold receivables remain outstanding. The agreement expires in March 2012. IPL accounts for the sale of accounts receivable to the third-party financial institution as sales under SFAS 140. The entity that purchases the receivables does not require consolidation under the guidelines of FIN 46R. Retained receivables are available to the third-party financial institution to pay any fees or expenses due it, and to absorb all credit losses incurred on any of the sold receivables.

At Dec. 31, 2008 and 2007, IPL had sold in the aggregate $25 million and $100 million, respectively, of accounts receivable. In 2008, 2007 and 2006, IPL received $0.7 billion, $1.3 billion and $1.0 billion, respectively, in aggregate proceeds from the sales of accounts receivable. IPL used proceeds from the sales of accounts receivable to maintain flexibility in its capital structure, take advantage of favorable short-term rates and finance a portion of its cash needs. In 2008, 2007 and 2006, IPL incurred costs associated with these sales of $1.6 million, $6.8 million and $4.2 million, respectively.

Refer to Note 12(c) for discussion of an alleged default under the Indenture for Resources' Exchangeable Senior Notes due 2030 that could trigger a cross default provision under IPL's sale of accounts receivable program agreement.

(b) Whiting Petroleum Corporation (WPC) Tax Sharing Agreement - Prior to an initial public offering (IPO) of WPC in 2003, Alliant Energy and WPC entered into a tax separation and indemnification agreement pursuant to which Alliant Energy and WPC made tax elections with the effect that the tax basis of the assets of WPC's consolidated tax group were increased based on the sales price of WPC's shares in the IPO. This increase was included in income in Alliant Energy's U.S. federal income tax return for the calendar year 2003. WPC has agreed to pay Resources 90% of any tax benefits realized annually due to the increase in tax basis for years ending on or prior to Dec. 31, 2013. Such tax benefits will generally be calculated by comparing WPC's actual taxes to the taxes that would have been owed by WPC had the increase in basis not occurred. In 2014, WPC will be obligated to pay Resources the present value of the remaining tax benefits assuming all such tax benefits will be realized in future years. At the IPO closing date, Resources recorded a receivable from WPC based on the estimated present value of the payments expected from WPC. At Dec. 31, 2008 and 2007, the carrying value of this receivable was $26 million and $27 million, respectively. The current and non-current portions of this receivable are recorded in "Other current assets" and "Deferred charges and other," respectively, on the Consolidated Balance Sheets.

(c) Property Insurance Recoveries - In June 2008, the Midwest experienced severe flooding that impacted the operations of several Alliant Energy companies including IPL, WPL and Resources. The impacts of the severe flooding were scattered throughout Alliant Energy's service territories with the most significant impacts occurring in Cedar Rapids, Iowa, which is part of IPL's service territory. The severe flooding in Cedar Rapids, Iowa resulted in significant property damage, electric and steam service outages and the evacuation of and damage to various office and operational facilities.

Alliant Energy has a property insurance policy that provides coverage up to $100 million for covered flood losses incurred by various subsidiaries including IPL, WPL and Resources. Insurance recoveries under the policy are subject to a $1.5 million deductible per occurrence and certain sub-limits, most notably a $10 million sub-limit for covered losses related to temporary replacement equipment and facilities. Covered property generally includes generating assets, substations, office and operating buildings and non-fuel inventories. Property not covered generally includes the electric distribution system, railroad infrastructure, vehicles and fuel. In addition, Alliant Energy and its subsidiaries do not have any business interruption coverage for lost revenues from the disruption of service.

In 2008, IPL received payments of $34 million for reimbursement of covered flood losses under the Alliant Energy property insurance policy. Alliant Energy recorded these proceeds as an $18 million decrease in "Utility other operation and maintenance" in its Consolidated Statement of Income and a $16 million increase in "Utility accumulated depreciation" on its Consolidated Balance Sheet based on the percentage of covered flood losses charged to expense and capital accounts through Dec. 31, 2008.

In 2008, IPL incurred approximately $73 million of incremental other operation and maintenance expenses related to the severe flooding. IPL has estimated that approximately $44 million of these incremental operation and maintenance expenses are probable of recovery under the Alliant Energy property insurance policy, including $18 million of expenses reimbursed with the property insurance payments received in 2008 and $26 million of expenses expected to be reimbursed with future property insurance payments. In 2008, Alliant Energy recognized increases of $26 million in "Accounts receivable - other" on the Consolidated Balance Sheet and decreases in "Utility other operation and maintenance" in the Consolidated Statement of Income related to operation and maintenance expenses incurred through Dec. 31, 2008 that are expected to be reimbursed with future property insurance payments. Alliant Energy also anticipates additional property insurance recoveries for reimbursement of future expenditures related to covered flood losses, but is currently not able to estimate the timing and nature (expense versus capital) of these additional amounts.

(d) Cash Collateral - As of Dec. 31, 2008, IPL, WPL and Corporate Services had entered into numerous agreements to purchase electricity and natural gas to serve IPL's and WPL's utility customers. Exposure under certain of these agreements exceeded contractual limits, requiring WPL and Corporate Services to provide cash collateral to certain counterparties. The cash collateral was recorded in "Accounts receivable - other" on the Consolidated Balance Sheet as follows (in millions). There was no outstanding cash collateral as of Dec. 31, 2007.

	Dec. 31, 2008
WPL	$15
Corporate Services	2
Alliant Energy	$17

(5) INCOME TAXES

Income Tax Expense (Benefit) - The components of "Income taxes" in the Consolidated Statements of Income were as follows (in millions):

	2008	2007	2006
Current tax expense:			
Federal	**$62.3**	$122.2	$0.1
State	**18.6**	34.9	6.5
Deferred tax expense:			
Federal	**56.5**	81.5	181.5
State	**14.0**	18.2	23.5
Investment tax credits	**(3.4)**	(6.3)	(8.6)
Provision recorded as a change in uncertain tax benefits	**(0.5)**	(2.0)	--
Provision recorded as a change in accrued interest	**(7.3)**	7.3	--
	$140.2	$255.8	$203.0

In 2007, Alliant Energy recorded $96 million of income tax expense on the gain realized from the sale of IPL's electric transmission assets. By closing the sale in 2007 and by meeting certain other requirements, IPL expects to qualify to pay taxes related to the gain on the sale ratably over an eight-year period. As a result, a portion of the income tax expense on the gain related to the sale was allocated to each of the "Current tax expense" lines and the "Deferred tax expense" lines in the 2007 column of the above table.

In 2006, Alliant Energy recorded $104 million of income tax expense on the gain realized from the sale of AENZ. Alliant Energy utilized capital loss carryforwards to offset the taxable gain on the sale of AENZ, therefore the $104 million of tax expense is reflected in the "Deferred tax expense" lines in the 2006 column of the above table.

Income Tax Rates - The income tax rates shown in the following table were computed by dividing income tax expense by the sum of income from continuing operations before income taxes and preferred dividend requirements of subsidiaries.

	2008	2007	2006
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefits	**5.0**	3.6	5.0
IPL's electric transmission assets sale	**--**	2.8	--
Reversal of capital loss valuation allowances	**--**	(0.9)	(0.5)
IPL's DAEC sale	**--**	--	(1.3)
Effect of rate making on property related differences	**(2.6)**	(0.9)	(0.1)
Adjustment of prior period taxes	**(3.4)**	(0.4)	1.0
Other items, net	**(2.1)**	(2.6)	(2.8)
Overall income tax rate	**31.9%**	36.6%	36.3%

In 2007, Alliant Energy recorded $96 million of income tax expense related to the $219 million pre-tax gain on the sale of IPL's electric transmission assets. This income tax expense amount exceeded the statutory federal income tax amount by $19.5 million due to $14.5 million of income tax expense associated with property-related temporary differences for which deferred tax expense was not recorded pursuant to Iowa rate making principles plus $12.4 million of state income taxes related to the pre-tax gain less the recognition of the unamortized balance of deferred investment tax credits of $2.2 million and the reversal of $5.2 million of excess deferred taxes related to the assets sold. Refer to Notes 1(b) and 22 for further discussion of IPL's electric transmission assets sale.

In 2008, 2007 and 2006, Alliant Energy recorded the reversal of $0, $6.4 million and $3.0 million, respectively, of deferred tax asset valuation allowances originally recorded in prior years related to a change in Alliant Energy's anticipated ability to utilize certain capital losses prior to their expiration. Alliant Energy currently estimates that it will be able to generate sufficient capital gains in the future to utilize the tax benefits of all current federal and Iowa capital losses prior to their expiration.

In 2006, Alliant Energy recorded $7.5 million of income tax benefits related to the sale of IPL's interest in DAEC. These income tax benefits included the recognition of the unamortized balance of deferred investment tax credits of $4.5 million and the reversal of excess deferred taxes related to the assets sold. Pursuant to the IUB order approving the DAEC sale, these income tax benefits were excluded from the regulatory liability established upon the sale. Refer to Notes 1(b) and 6(a) for further discussion of the DAEC sale.

In 2008, Alliant Energy reached a settlement with the Internal Revenue Service (IRS), which finalized the audit of Alliant Energy's U.S. federal income tax returns for calendar years 2002 through 2004. As a result of completing the audit and recording known adjustments for the tax return for calendar years 2005 through 2007, Alliant Energy recorded income tax benefits in 2008 of $12.1 million. These income tax benefits decreased the effective income tax rate by 2.8% and are included, along with other adjustments, in "Adjustment of prior period taxes" in the 2008 column of the table above.

Deferred Tax Assets and Liabilities - Consistent with rate making treatment, deferred taxes are offset in the table below for temporary differences which have related regulatory assets and liabilities. The deferred income tax (assets) and liabilities included on the Consolidated Balance Sheets at Dec. 31 arise from the following temporary differences (in millions):

	2008			2007		
	Deferred Tax Assets	**Deferred Tax Liabilities**	**Net**	Deferred Tax Assets	Deferred Tax Liabilities	Net
Property	**$--**	**$715.2**	**$715.2**	$--	$593.4	$593.4
Deferred portion of gain on IPL's electric transmission assets sale	**--**	**156.5**	**156.5**	--	179.0	179.0
Exchangeable Senior Notes due 2030	**--**	**142.5**	**142.5**	--	143.1	143.1
Investment in American Transmission Co. LLC (ATC)	**--**	**52.2**	**52.2**	--	47.3	47.3
Pension and other postretirement benefits obligations	**--**	**40.4**	**40.4**	--	19.0	19.0
Prepaid gross receipts tax	**--**	**15.1**	**15.1**	--	15.5	15.5
Regulatory asset - WPL base-load project	**--**	**11.0**	**11.0**	--	3.8	3.8
Deferred compensation	**(11.6)**	**--**	**(11.6)**	(9.4)	--	(9.4)
Investment tax credits	**(13.9)**	**--**	**(13.9)**	(16.3)	--	(16.3)
Customer advances	**(15.2)**	**--**	**(15.2)**	(14.3)	--	(14.3)
Net operating losses carryforward	**(19.4)**	**--**	**(19.4)**	(23.7)	--	(23.7)
Regulatory liability - DAEC sale	**(24.3)**	**--**	**(24.3)**	(23.9)	--	(23.9)
Emission allowances	**(24.5)**	**--**	**(24.5)**	(24.5)	--	(24.5)
Regulatory liability - reserve for customer refunds	**(30.1)**	**--**	**(30.1)**	(15.8)	--	(15.8)
Capital losses carryforward	**(32.0)**	**--**	**(32.0)**	(38.0)	--	(38.0)
Regulatory liability - IPL's electric transmission assets sale	**(36.5)**	**--**	**(36.5)**	(35.8)	--	(35.8)
Other	**(45.0)**	**32.4**	**(12.6)**	(52.2)	42.8	(9.4)
Subtotal	**(252.5)**	**1,165.3**	**912.8**	(253.9)	1,043.9	790.0
Valuation allowances	**32.6**	**--**	**32.6**	34.0	--	34.0
	($219.9)	**$1,165.3**	**$945.4**	($219.9)	$1,043.9	$824.0

	2008	2007
Other current assets	**($25.8)**	$--
Other current liabilities	**--**	1.1
Deferred income taxes	**971.2**	822.9
Total deferred tax (assets) and liabilities	**$945.4**	$824.0

At Dec. 31, 2008, Alliant Energy had the following tax carryforwards: Wisconsin state capital losses of $380.8 million (Alliant Energy has recorded a full valuation allowance for these capital loss carryforwards), Iowa state capital losses of $48.8 million, federal capital losses of $25.9 million and state net operating losses of $383.9 million. The majority of the capital loss carryforwards expire in 2010. The net operating loss carryforwards have expiration dates ranging from 2009 to 2028 with 90% expiring after 2015. Due to the uncertainty of the realization of certain tax carryforwards, Alliant Energy established valuation allowances of $32.6 million as of Dec. 31, 2008.

In 2007, the IRS notified Alliant Energy that it proposed certain adjustments to its federal income tax returns for calendar years 2002 through 2004. The most significant adjustment was to defer until 2006 $257 million of capital losses primarily included in Alliant Energy's 2002 tax return related to its former Brazil investments. Alliant Energy agreed to the deferral of the $257 million of capital losses until 2006 as part of a settlement of its federal income tax returns for calendar years 2002 through 2004 finalized with the IRS in 2008. Deferring these capital losses until 2006 is not expected to have a material adverse impact on Alliant Energy's financial condition, results of operations or cash flows given Alliant Energy's expected ability to utilize these capital losses before they expire. Alliant Energy currently plans to use these 2006 capital losses to offset capital gains generated from the sale of IPL's electric transmission assets in 2007. The capital gain from the sale of IPL's electric transmission assets will be reviewed by the IRS as part of the current audit of Alliant Energy's federal income tax return for calendar years 2005 through 2007.

Unrecognized Tax Benefits - Alliant Energy adopted the provisions of FIN 48 on Jan. 1, 2007. Alliant Energy's cumulative effect of adopting FIN 48 was an increase in its net liability for unrecognized tax benefits and a reduction to its Jan. 1, 2007 balance of retained earnings of $0.5 million. The $0.5 million increase in the net liability for unrecognized tax benefits was recorded as a $28.4 million increase in other long-term liabilities, a $21.1 million decrease in accrued taxes, a $6.5 million decrease in deferred income taxes and a $0.3 million increase in non-current regulatory assets on the Consolidated Balance Sheet. At the date of adoption, Alliant Energy's unrecognized tax benefits and related interest were $31.5 million ($26.6 million of unrecognized tax benefits and $4.9 million of interest) including $13.7 million that, if recognized, would favorably impact Alliant Energy's effective income tax rate for continuing operations.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits, excluding interest, for Alliant Energy for 2008 and 2007 is as follows (in millions):

	2008	2007
Balance at Jan. 1	**$24.5**	$26.6
Additions based on tax positions related to the current year	**2.1**	1.1
Reductions based on tax positions related to the current year	**--**	--
Additions for tax positions of prior years	**8.0**	2.4
Reductions for tax positions of prior years	**(6.2)**	(2.6)
Settlements with taxing authorities	**(11.9)**	--
Lapse of statute of limitations	**(2.5)**	(3.0)
Balance at Dec. 31	**$14.0**	$24.5

	Dec. 31, 2008	Dec. 31, 2007
Tax positions favorably impacting future effective tax rates for continuing operations	**$11.2**	$11.8
Interest accrued	**1.9**	5.1
Penalties accrued	**--**	--

Alliant Energy and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state jurisdictions, including the states of Iowa and Wisconsin. Alliant Energy has concluded all U.S. federal income tax matters for calendar years through 2004. The IRS is currently auditing Alliant Energy's U.S. federal income tax returns for calendar years 2005 through 2007. Audit adjustments from U.S. federal income tax returns are required to be reported to the respective state taxing authorities within varying prescribed timelines following the completion of each U.S. federal income tax audit. The Iowa and Wisconsin statute of limitations are closed for calendar years through 2004 and 2003, respectively. U.S. federal and state income tax returns for the remaining calendar years are still subject to examination by the respective taxing authorities. In 2009, statutes of limitations will expire for Alliant Energy's tax returns in multiple state jurisdictions. The impact of the statute of limitations expiring is not anticipated to be material.

Other Income Tax Matters - Alliant Energy files a consolidated federal income tax return, which includes the aggregate taxable income or loss of Alliant Energy and its subsidiaries. In addition, where applicable, combined income tax returns are filed for Alliant Energy and its subsidiaries in various states (e.g. Iowa); otherwise separate state income tax returns are filed by Alliant Energy and its subsidiaries (e.g. Wisconsin).

Alliant Energy's subsidiaries calculate income tax provisions using the separate return methodology. Separate return amounts are adjusted for state apportionment benefits, net of federal tax. Any difference between the separate return methodology and the actual consolidated return is allocated as prescribed in Alliant Energy's tax allocation agreement.

U.S. and foreign sources of income (loss) from continuing operations before income taxes were as follows (in millions):

	2008	2007	2006
U.S. sources	**$420.6**	$680.4	$299.0
Foreign sources	**(0.4)**	0.1	242.3
Income from continuing operations before income taxes	**$420.2**	$680.5	$541.3

(6) BENEFIT PLANS

(a) Pension and Other Postretirement Benefits Plans - Alliant Energy has various non-contributory defined benefit pension plans that cover a significant number of its employees. Benefits are based on the employees' years of service and compensation. Alliant Energy also provides certain defined benefit postretirement health care and life benefits to eligible retirees. In general, the health care plans are contributory with participants' contributions adjusted regularly and the life insurance plans are non-contributory. The assumptions for qualified and non-qualified pension benefits and other postretirement benefits at the measurement dates of Dec. 31, 2008, Sep. 30, 2007 and Sep. 30, 2006 were as follows (Not Applicable (N/A)):

	Pension Benefits			Other Postretirement Benefits		
	2008	2007	2006	**2008**	2007	2006
Discount rate for benefit obligations	**6.15%**	6.2%	5.85%	**6.15%**	6.2%	5.85%
Discount rate for net periodic cost	**6.2%**	5.85%	5.5%	**6.2%**	5.85%	5.5%
Expected rate of return on plan assets (a)	**8.5%**	8.5%	8.5%	**8.5%**	8.5%	8.5%
Rate of compensation increase	**3.5-4.5%**	3.5-4.5%	3.5-4.5%	**3.5%**	3.5%	3.5%
Medical cost trend on covered charges:						
Initial trend rate	**N/A**	N/A	N/A	**8%**	8%	9%
Ultimate trend rate	**N/A**	N/A	N/A	**5%**	5%	5%

(a) The expected rate of return on plan assets is determined by analysis of forecasted asset class returns. The related obligations are viewed as long-term commitments. A long-term approach is also used when determining the expected rate of return on assets, which is reviewed on an annual basis.

Refer to Note 1(s) for discussion of Alliant Energy's adoption of the recognition provision of SFAS 158 in 2006 and the change in Alliant Energy's measurement date from Sept. 30 to Dec. 31 effective in 2008.

The components of Alliant Energy's qualified and non-qualified pension benefits and other postretirement benefits costs were as follows (in millions):

	Pension Benefits			Other Postretirement Benefits		
	2008	2007	2006	**2008**	2007	2006
Service cost	**$16.3**	$20.0	$21.8	**$8.4**	$8.2	$10.3
Interest cost	**54.6**	50.4	49.8	**15.1**	13.7	14.0
Expected return on plan assets (a)	**(74.6)**	(66.6)	(57.7)	**(9.0)**	(7.6)	(7.5)
Amortization of (b):						
Transition (asset) obligation	--	--	(0.2)	**0.2**	0.2	1.2
Prior service cost (credit)	**2.9**	3.1	3.2	**(3.7)**	(3.7)	(1.8)
Actuarial loss	**4.2**	8.9	12.2	**3.5**	4.2	4.3
Settlement/curtailment loss (c)	--	2.1	0.5	--	--	--
Income statement impacts	**3.4**	17.9	29.6	**14.5**	15.0	20.5
DAEC curtailment loss (gain) (d)	--	--	0.7	--	--	(0.3)
DAEC settlement gain, net (d)	--	--	(5.4)	--	--	(4.1)
	$3.4	$17.9	$24.9	**$14.5**	$15.0	$16.1

(a) The expected return on plan assets is based on the expected rate of return on plan assets and the fair value approach to the market-related value of plan assets.

(b) Unrecognized net actuarial losses in excess of 10% of the projected benefit obligation and unrecognized prior service costs (credits) are amortized over the average future service lives of the participants. Unrecognized net transition obligations related to other postretirement benefits are amortized over a 20-year period ending 2012.

(c) In 2007, the settlement loss of $2.1 million related to payments made to a retired executive of Alliant Energy.

(d) The impacts of the DAEC curtailment and settlement in 2006 resulted from FPL Energy Duane Arnold, LLC (FPL Energy) assuming certain DAEC employee pension and other postretirement benefit obligations and IPL transferring certain pension assets to FPL Energy in connection with the DAEC sale in January 2006. The DAEC curtailment loss (gain) represents the unrecognized prior service cost attributable to DAEC employees who transferred to FPL Energy. The net DAEC settlement gain of $9.5 million represents accumulated benefit obligations of $29.5 million attributable to the transferred DAEC employees less pension assets transferred at closing of $13.2 million and recognition of settlement losses of $6.8 million relating to previously unrecognized actuarial losses and transition assets. The impacts of the DAEC curtailment and settlement were included as a component of the regulatory liability recorded with the DAEC sale and did not have an impact on Alliant Energy's results of operations in 2006. Refer to Notes 1(b) and 5 for further discussion of the DAEC sale.

Alliant Energy's net periodic benefit cost is primarily included in "Utility operating expenses - other operation and maintenance" in the Consolidated Statements of Income.

The assumed medical trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement benefit obligation related to postretirement benefits costs. A 1% change in the medical trend rates for 2008, holding all other assumptions constant, would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$1.7	($1.5)
Effect on postretirement benefit obligation	13.4	(12.6)

A reconciliation of the funded status of Alliant Energy's qualified and non-qualified pension benefits and other postretirement benefits plans to the amounts recognized on the Consolidated Balance Sheets at Dec. 31 was as follows (Not Applicable (N/A); in millions):

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	**2008**	2007
Change in projected benefit obligation:				
Net projected benefit obligation at beginning of year	**$879.0**	$866.0	**$243.2**	$234.3
Effect of change from Sep. 30 to Dec. 31 measurement date	**7.1**	--	**1.1**	--
Service cost	**16.3**	20.0	**8.4**	8.2
Interest cost	**54.6**	50.4	**15.1**	13.7
Plan participants' contributions	**--**	--	**4.4**	3.0
Plan amendments	**--**	--	**--**	0.3
Actuarial (gain) loss	**(14.1)**	(8.5)	**(1.4)**	4.5
Gross benefits paid	**(46.5)**	(48.9)	**(24.2)**	(22.0)
Federal subsidy on other postretirement benefits paid	**--**	--	**1.1**	1.2
Net projected benefit obligation at measurement date	**896.4**	879.0	**247.7**	243.2
Change in plan assets:				
Fair value of plan assets at beginning of year	**890.0**	738.1	**116.4**	106.0
Effect of change from Sep. 30 to Dec. 31 measurement date	**7.8**	--	**1.1**	--
Actual return on plan assets	**(287.8)**	107.6	**(32.7)**	13.8
Employer contributions	**2.4**	93.2	**15.2**	15.6
Plan participants' contributions	**--**	--	**4.4**	3.0
Gross benefits paid	**(46.5)**	(48.9)	**(24.2)**	(22.0)
Fair value of plan assets at measurement date	**565.9**	890.0	**80.2**	116.4
Over/(under) funded status at measurement date	**(330.5)**	11.0	**(167.5)**	(126.8)
Contributions paid after Sep. 30 and prior to Dec. 31	**N/A**	0.6	**N/A**	3.9
Federal subsidy on other postretirement benefits paid	**N/A**	--	**N/A**	(0.3)
Net amount recognized at Dec. 31	**($330.5)**	$11.6	**($167.5)**	($123.2)
Amounts recognized on the Consolidated Balance Sheets consist of:				
Deferred charges and other	**$--**	$61.4	**$--**	$3.0
Other current liabilities	**(4.6)**	(3.3)	**(4.8)**	(4.1)
Pension and other benefit obligations	**(325.9)**	(46.5)	**(162.7)**	(122.1)
Net amount recognized at Dec. 31	**($330.5)**	$11.6	**($167.5)**	($123.2)
Amounts recognized in Regulatory Assets and Accumulated Other Comprehensive Income (Loss) (AOCL) consist of:				
Net actuarial loss	**$482.7**	$139.6	**$96.0**	$59.8
Prior service cost (credit)	**10.2**	13.9	**(9.2)**	(13.8)
Transition obligation	**--**	--	**0.7**	1.0
	$492.9	$153.5	**$87.5**	$47.0

The IUB and PSCW have authorized IPL and WPL, respectively, to record the retail portion of their previously unrecognized net actuarial gains and losses, prior service costs and credits, and transition assets and obligations as "Regulatory assets" in lieu of "AOCL" on the Consolidated Balance Sheets. IPL and WPL also recognize the wholesale portion of their previously unrecognized net actuarial gains and losses, prior service costs and credits and transition assets and obligations as "Regulatory assets" on the Consolidated Balance Sheets because these costs are expected to be recovered in rates in future periods under the formula rate structure implemented in 2007. These regulatory assets will be increased or decreased as the net actuarial gains or losses, prior service costs or credits, and transition assets or obligations are subsequently amortized and recognized as a component of net periodic benefit costs. Refer to Note 1(b) and the Consolidated Statements of Changes in Common Equity for amounts recognized in "Regulatory assets" and "AOCL," respectively, on the Consolidated Balance Sheets.

Included in the following table are Alliant Energy's accumulated benefit obligations, aggregate amounts applicable to pension and other postretirement benefits with accumulated benefit obligations in excess of plan assets, as well as pension plans with projected benefit obligations in excess of plan assets as of the measurement dates of Dec. 31, 2008 and Sep. 30, 2007 (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	**2008**	2007
Accumulated benefit obligations	**$843.4**	$819.1	**$247.7**	$243.2
Plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligations	**843.4**	42.9	**247.7**	235.9
Fair value of plan assets	**565.9**	--	**80.2**	106.1
Plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligations	**896.4**	50.5	**N/A**	N/A
Fair value of plan assets	**565.9**	--	**N/A**	N/A

Other postretirement benefits plans are funded via specific assets within certain retirement plans (401(h) assets) as well as Voluntary Employees' Beneficiary Association (VEBA) trusts. The asset allocation of the 401(h) assets mirrors the pension plan assets and the asset allocation of the VEBA trusts are reflected in the table below under "Other Postretirement Benefits Plans." The asset allocation for Alliant Energy's pension and other postretirement benefits plans at Dec. 31, 2008 and Sep. 30, 2007, and the pension plan target allocation for 2008 were as follows:

	Pension Plans			Other Postretirement Benefits Plans	
	Target Allocation	Percentage of Plan Assets		Percentage of Plan Assets	
Asset Category	2008	Dec. 31, 2008	Sep. 30, 2007	Dec. 31, 2008	Sep. 30, 2007
Equity securities	65-75%	70%	73%	55%	61%
Debt securities	20-35%	30%	27%	34%	31%
Other	0-5%	--	--	11%	8%
		100%	100%	100%	100%

For the various Alliant Energy pension and other postretirement benefits plans, Alliant Energy common stock represented less than 1% of total plan assets at Dec. 31, 2008 and 2007. Alliant Energy's investment strategy and its policies employed with respect to pension and other postretirement benefits assets is to combine both preservation of principal and prudent and reasonable risk-taking to protect the integrity of the assets in meeting the obligations to the participants while achieving the optimal return possible over the long-term. It is recognized that risk and volatility are present to some degree with all types of investments; however, high levels of risk are minimized at the total fund level. This is accomplished through diversification by asset class including both U.S. and international equity exposure, number of investments, and sector and industry limits when applicable.

For the pension plans, the mix among asset classes is controlled by long-term asset allocation targets. The assets are viewed as long-term with moderate liquidity needs. Historical performance results and future expectations suggest that equity securities will provide higher total investment returns than debt securities over a long-term investment horizon. Consistent with the goals to maximize returns and minimize risk over the long-term, the pension plans have a long-term investment posture more heavily weighted towards equity holdings. The asset allocation mix is monitored regularly and appropriate action is taken as needed to rebalance the assets within the prescribed range. Assets related to other postretirement benefits plans are viewed as long-term. A mix of both equity and debt securities are utilized to maximize returns and minimize risk over the long-term. Prohibited investment vehicles related to the pension and other postretirement benefits plans include, but may not be limited to, direct ownership of real estate, options and futures unless specifically approved, margin trading, oil and gas limited partnerships, commodities, short selling and securities of the managers' firms or affiliate firms.

Alliant Energy estimates that funding for the qualified pension, non-qualified pension and other postretirement benefits plans during 2009 will be $50 million, $5 million and $20 million, respectively.

The expected benefit payments and Medicare subsidies, which reflect expected future service, as appropriate, are as follows (in millions):

	2009	2010	2011	2012	2013	2014 - 2018
Pension benefits	$49.2	$50.0	$53.6	$55.0	$57.4	$335.3
Other postretirement benefits	20.4	19.6	19.9	20.7	21.4	119.3
Medicare subsidies	(1.1)	(1.2)	(1.2)	(1.3)	(1.4)	(9.1)
	$68.5	$68.4	$72.3	$74.4	$77.4	$445.5

The estimated amortization from "Regulatory assets" and "Accumulated other comprehensive income (loss)" on the Consolidated Balance Sheet into net periodic benefit cost in 2009 are as follows (in millions):

	Pension Benefits	Other Postretirement Benefits
Actuarial loss	$35.4	$6.2
Prior service cost (credit)	2.1	(3.7)
Transition obligation	--	0.2
	$37.5	$2.7

Cash Balance Pension Plan - Alliant Energy's pension plans include a cash balance plan that covers substantially all of its non-bargaining unit employees. Effective August 2008, Alliant Energy amended the cash balance plan by discontinuing additional contributions into employees' cash balance plan accounts. Also effective August 2008, Alliant Energy increased its level of contributions to the 401(k) Savings Plan, which offset the impact of discontinuing additional contributions into the employees' cash balance plan accounts. These amendments are designed to provide employees portability and self-directed flexibility of their retirement benefits. These changes did not have a significant impact on Alliant Energy's results of operations.

401(k) Savings Plans - A significant number of Alliant Energy, IPL and WPL employees participate in defined contribution retirement plans (401(k) Savings Plans), of which Alliant Energy common stock represented 18.1% and 21.5% of total plan assets at Dec. 31, 2008 and 2007, respectively. Alliant Energy's, IPL's and WPL's contributions to the 401(k) plans, which are partially based on the participants' level of contribution, were as follows (in millions):

	Alliant Energy			IPL			WPL		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006
401(k) plan contributions	**$14.4**	$10.2	$9.4	**$3.0**	$2.6	$2.3	**$3.7**	$2.5	$2.5

(b) Equity Incentive Plans - Alliant Energy's 2002 Equity Incentive Plan (EIP) permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units to key employees. At Dec. 31, 2008, non-qualified stock options, restricted stock and performance shares were outstanding under the EIP and a predecessor plan under which new awards can no longer be granted. At Dec. 31, 2008, approximately 2.8 million shares remained available for grants under the EIP. Alliant Energy satisfies payouts related to equity awards under the EIP through the issuance of new shares of its common stock.

A summary of share-based compensation expense related to grants under the EIP and the related income tax benefits recognized was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Share-based compensation expense	**$3.3**	$9.5	$12.1	**$1.8**	$5.0	$6.1	**$1.2**	$3.6	$4.5
Income tax benefits	**1.4**	3.7	4.9	**0.8**	1.9	2.5	**0.5**	1.4	1.8

As of Dec. 31, 2008, total unrecognized compensation cost related to all share-based compensation awards was $6.3 million, which is expected to be recognized over a weighted average period of two years. Share-based compensation expense is recognized on a straight-line basis over the requisite service periods.

Performance Shares - Performance share payouts to key employees are contingent upon achievement over three-year periods of specified performance criteria, which currently include metrics of total shareowner return relative to an investor-owned utility peer group. Nonvested performance share payouts are prorated at retirement based on time worked during the performance period and achievement of the performance criteria. Participants' nonvested performance shares are forfeited if the participant voluntarily leaves Alliant Energy for reasons other than retirement. Performance shares can be paid out in shares of Alliant Energy's common stock, cash or a combination of cash and stock and are adjusted by a performance multiplier, which ranges from zero to 200% based on the performance criteria. Alliant Energy anticipates making future payouts of its performance shares in cash; therefore, performance shares were accounted for as liability awards at Dec. 31, 2008 and 2007. A summary of the performance shares activity was as follows:

	2008	2007	2006
	Shares (a)	Shares (a)	Shares (a)
Nonvested shares at Jan. 1	**221,834**	277,530	380,168
Granted	**65,516**	58,669	122,166
Vested	**(78,532)**	(104,074)	(133,552)
Forfeited	**(239)**	(10,291)	(91,252)
Nonvested shares at Dec. 31	**208,579**	221,834	277,530

(a) Share amounts represent the target number of performance shares. The actual number of shares that will be paid out upon vesting is dependent upon actual performance and may range from zero to 200% of the number of target shares.

Information related to nonvested performance shares and their fair values at Dec. 31, 2008, by year of grant, was as follows:

	2008 Grant	2007 Grant	2006 Grant
Nonvested performance shares	65,516	58,430	84,633
Alliant Energy common stock closing price on Dec. 31, 2008	$29.18	$29.18	$29.18
Estimated payout percentage based on performance criteria	81.0%	84.0%	162.5%
Fair values of each nonvested performance share	$23.64	$24.51	$47.42

At Dec. 31, 2008, fair values of nonvested performance shares were calculated using a Monte Carlo simulation to determine the anticipated total shareowner returns of Alliant Energy and its investor-owned utility peer group. Expected volatility was based on historical volatilities using daily stock prices over the past three years. Expected dividend yields were calculated based on the most recent quarterly dividend rates announced prior to the measurement date and stock prices at the measurement date. The risk-free interest rate was based on the three-year U.S. Treasury rate in effect as of the measurement date.

In 2008, 2007 and 2006, Alliant Energy's performance share payouts were valued at $5.0 million, $5.9 million and $6.5 million, respectively, and consisted of a combination of cash and common stock (3,835 shares, 8,641 shares and 13,800 shares, respectively).

Restricted Stock - Restricted stock issued under the EIP consists of time-based and performance-contingent restricted stock.

Time-based restricted stock - Restriction periods vary for each issuance of time-based restricted stock and currently range from three to five years. Nonvested shares of time-based restricted stock generally become vested upon retirement, except for certain shares that were awarded for retention purposes that are forfeited upon retirement. Compensation costs related to awards granted to retirement-eligible employees are generally expensed on the date of grant. Participants' nonvested time-based restricted stock is forfeited if the participant voluntarily leaves Alliant Energy for reasons other than retirement. The fair value of time-based restricted stock is based on the average market price at the grant date. A summary of the time-based restricted stock activity was as follows:

	2008		2007		2006	
	Shares	**Weighted Average Fair Value**	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested shares at Jan. 1	**165,832**	**$30.66**	182,886	$27.89	166,624	$27.11
Granted	**47,922**	**35.60**	43,850	36.80	45,375	29.90
Vested	**(53,322)**	**28.46**	(57,904)	26.42	(24,988)	26.40
Forfeited	**(3,625)**	**35.69**	(3,000)	33.05	(4,125)	27.85
Nonvested shares at Dec. 31	**156,807**	**32.80**	165,832	30.66	182,886	27.89

Performance-contingent restricted stock - Vesting of performance-contingent restricted stock grants are based on the achievement of certain performance targets (currently specified earnings growth). If performance targets are not met within the performance period, which currently ranges from two to four years, these restricted stock grants are forfeited. Nonvested shares of performance-contingent restricted stock are prorated at retirement based on time worked during the performance period and vest only if and when the performance criteria are met. Participants' nonvested performance-contingent restricted stock is forfeited if the participant voluntarily leaves Alliant Energy for reasons other than retirement. The fair value of performance-contingent restricted stock is based on the average market price at the grant date. A summary of the performance-contingent restricted stock activity was as follows:

	2008		2007		2006	
	Shares	**Weighted Average Fair Value**	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested shares at Jan. 1	**135,348**	**$32.42**	149,563	$28.12	70,489	$28.04
Granted	**65,516**	**40.49**	58,669	37.94	79,074	28.19
Vested	**(54,991)**	**28.20**	(58,015)	28.04	--	--
Forfeited	**(21,688)**	**28.19**	(14,869)	28.06	--	--
Nonvested shares at Dec. 31	**124,185**	**39.28**	135,348	32.42	149,563	28.12

Non-qualified Stock Options - Options granted to date under the plans were granted at the market price of the shares on the date of grant, vest over three years and expire no later than 10 years after the grant date. Options become fully vested upon retirement and remain exercisable at any time prior to their expiration date or for three years after the effective date of the retirement, whichever period is shorter. Options become fully vested upon death or disability and remain exercisable at any time prior to their expiration date or for one year after the effective date of the death or disability, whichever period is shorter. Participants' options that are not vested are forfeited if participants leave Alliant Energy for reasons other than retirement, death or disability, and their vested options expire three months after their departure. Alliant Energy has not granted any options since 2004. A summary of the stock option activity was as follows:

	2008		2007		2006	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Jan. 1	**542,844**	**$27.45**	1,768,236	$27.70	3,663,813	$27.08
Exercised	**(45,661)**	**29.02**	(1,225,392)	27.81	(1,853,927)	26.42
Expired	**--**	**--**	--	--	(41,650)	30.75
Outstanding at Dec. 31	**497,183**	**27.30**	542,844	27.45	1,768,236	27.70
Exercisable at Dec. 31	**497,183**	**27.30**	542,844	27.45	1,665,412	27.85

The weighted average remaining contractual term for options outstanding and exercisable at Dec. 31, 2008 was three years. The aggregate intrinsic value of options outstanding and exercisable at Dec. 31, 2008 was $1.2 million.

Other information related to stock option activity was as follows (in millions):

	2008	2007	2006
Cash received from stock options exercised	**$1.3**	$34.1	$49.0
Aggregate intrinsic value of stock options exercised	**0.3**	16.3	15.3
Income tax benefit from the exercise of stock options	**0.1**	5.8	6.2
Total fair value of stock options vested during period	**--**	0.4	1.3

(c) Deferred Compensation Plan - Alliant Energy maintains a deferred compensation plan under which key employees may defer up to 100% of base salary and incentive compensation and directors may elect to defer all or part of their retainer fee. Key employees who have made the maximum allowed contribution to the Alliant Energy 401(k) Savings Plan may receive an additional credit to the deferred compensation plan. Key employees and directors may elect to have their deferrals credited to an interest account, an equity account based on an S&P 500 index fund or a company stock account. The company stock account is held in a rabbi trust. Payments from the company stock account will be made in shares of Alliant Energy common stock. At Dec. 31, 2008 and 2007, the fair market value of the company stock accounts, which are currently funded with shares held in a deferred compensation trust, totaled $7.0 million and $12.0 million, respectively.

(7) COMMON AND PREFERRED STOCK
(a) Common Stock - A summary of Alliant Energy's common stock activity was as follows:

	2008	2007	2006
Shares outstanding at Jan. 1	**110,359,314**	116,126,599	117,035,793
Share repurchase program (a)	**--**	(7,043,474)	(2,920,400)
Equity incentive plans (Note 6(b))	**137,621**	1,318,683	1,988,051
Shareowner Direct Plan	**--**	--	23,155
Other (b)	**(47,836)**	(42,494)	--
Shares outstanding at Dec. 31	**110,449,099**	110,359,314	116,126,599

(a) In August 2006, Alliant Energy announced that its Board of Directors approved a plan to repurchase up to $200 million of its common stock. In February 2007, Alliant Energy announced that its Board of Directors approved a plan to repurchase an additional $200 million of its common stock, for a total of $400 million in repurchase authorizations. In 2007 and 2006, Alliant Energy repurchased 7.0 million and 2.9 million shares of its common stock on the open market for $295 million and $105 million, respectively. At Dec. 31, 2007, Alliant Energy had completed the entire $400 million share repurchase program previously authorized by its Board of Directors.
(b) Includes shares transferred from employees to Alliant Energy to satisfy tax withholding requirements in connection with the vesting of certain restricted stock under the EIP.

At Dec. 31, 2008, Alliant Energy had a total of 7.0 million shares available for issuance in the aggregate, pursuant to its Shareowner Direct Plan, EIP and 401(k) Savings Plan.

In December 2008, Alliant Energy's Board of Directors adopted an amended and restated Shareowner Rights Agreement. The rights under this agreement will only become exercisable if a person or group has acquired, or announced an intention to acquire, 15% or more of Alliant Energy's outstanding common stock. Each right will initially entitle registered shareowners to purchase from Alliant Energy one-half of one share of Alliant Energy's common stock. The rights will be exercisable at an initial price of $110.00 per full share, subject to adjustment. If any shareowner acquires 15% or more of the outstanding common stock of Alliant Energy, each right (subject to limitations) will entitle its holder to purchase, at the right's then current exercise price, a number of common shares of Alliant Energy or of the acquirer having a market value at the time of twice the right's per full share exercise price. The Board of Directors is also authorized to reduce the 15% ownership threshold to not less than 10%. The amended and restated Shareowner Rights Agreement expires in December 2018.

Alliant Energy is a holding company with no significant operations of its own therefore Alliant Energy is dependent upon receiving dividends from its subsidiaries to pay dividends to its shareowners. IPL and WPL each have dividend payment restrictions based on the terms of their outstanding preferred stock and applicable regulatory limitations. In July 2008, FERC issued an order allowing IPL to pay up to $400 million in common equity distributions from additional paid-in capital, rather than retained earnings. In accordance with the IUB order authorizing the IPL merger in 2002, IPL must inform the IUB if its common equity ratio falls below 42% of total capitalization. In its January 2007 rate order, the PSCW stated WPL may not pay annual common stock dividends, including pass-through of subsidiary dividends, in excess of $91 million to Alliant Energy if WPL's actual average common equity ratio, on a financial basis, is or will fall below the test year authorized level of 51.0%. WPL's dividends are also restricted to the extent that such dividend would reduce the common stock equity ratio to less than 25%. At Dec. 31, 2008, IPL and WPL were in compliance with all such dividend restrictions.

(b) Preferred Stock - Information related to the carrying value of Alliant Energy's cumulative preferred stock of subsidiaries, net (none are mandatorily redeemable) at Dec. 31 was as follows (dollars in millions):

Liquidation Preference/ Stated Value	Authorized Shares	Shares Outstanding	Series	Redemption	2008	2007
$25	(a)	6,000,000	8.375%	On or after March 15, 2013	**$150.0**	$150.0
$25	(a)	1,600,000	7.1%	Any time	**40.0**	40.0
$100	(b)	449,765	4.4% - 6.2%	Any time	**45.0**	45.0
$25	(b)	599,460	6.5%	Any time	**15.0**	15.0
					250.0	250.0
Less: discount					**(6.2)**	(6.2)
					$243.8	$243.8

(a) IPL has 16,000,000 authorized shares in total.
(b) WPL has 3,750,000 authorized shares in total.

Refer to Note 10 for information on the fair value of Alliant Energy's cumulative preferred stock of subsidiaries.

(8) DEBT

(a) Short-Term Debt - Alliant Energy and its subsidiaries maintain committed bank lines of credit to provide short-term borrowing flexibility and security for commercial paper outstanding. At Dec. 31, 2008, Alliant Energy's short-term borrowing arrangements included three revolving credit facilities totaling $623 million ($96 million for Alliant Energy at the parent company level, $287 million for IPL and $240 million for WPL), which expire in November 2012. During the fourth quarter of 2008, Alliant Energy became aware that Lehman Brothers Bank (Lehman) may not be able to fund its portion of the commitments under the Alliant Energy, IPL and WPL credit facility agreements, therefore Lehman's commitments are excluded from the amounts above. Lehman's total commitment to the credit facilities was $27 million, of which Alliant Energy (at the parent company level), IPL and WPL had $4 million, $13 million, and $10 million, respectively. Information regarding commercial paper issued under these facilities and other short-term borrowings was as follows (Not Applicable (N/A); dollars in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
At Dec. 31:						
Commercial paper outstanding	**$86.1**	$81.8	**$42.4**	$--	**$43.7**	$81.8
Weighted average interest rates - commercial paper	**1.2%**	4.7%	**1.1%**	N/A	**1.4%**	4.7%
Other short-term borrowings outstanding	**$--**	$29.5	**$--**	$29.5	**$--**	$--
Interest rate - other short-term borrowings	**N/A**	4.9%	**N/A**	4.9%	**N/A**	N/A
For the year ended:						
Average amount of total short-term debt (based on daily outstanding balances)	**$89.6**	$154.5	**$26.2**	$86.5	**$63.7**	$68.0
Weighted average interest rates - total short-term debt	**3.0%**	5.4%	**3.1%**	5.4%	**3.0%**	5.4%

Refer to Note 12(c) for discussion of an alleged default under the Indenture for the Exchangeable Senior Notes due 2030 that could trigger a cross default provision under Alliant Energy's credit facility agreement.

(b) Long-Term Debt - The carrying value of Alliant Energy's, IPL's and WPL's long-term debt (including current maturities) at Dec. 31 was as follows (in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
Long-term debt carrying value	**$1,885**	$1,545	**$995**	$764	**$783**	$597

Refer to the Consolidated Statements of Capitalization for details of Alliant Energy's long-term debt and Note 10 for information on the fair value of its long-term debt.

In October 2008, IPL issued $250 million of 7.25% senior debentures due 2018 and used the proceeds to reduce the amount of accounts receivable sold, invest in short-term assets, repay short-term debt and redeem $13.3 million of its pollution control revenue bonds in November 2008. In October 2008, WPL issued $250 million of 7.60% debentures due 2038 and used the proceeds to invest in short-term assets, repay short-term debt and repay at maturity its $60 million, 5.7% debentures.

In October 2008, Corporate Services repaid at maturity its $75 million, 4.55% senior notes with proceeds from available cash and intercompany borrowings from its parent, Alliant Energy. In March 2008, IPL and WPL converted certain pollution control revenue bonds from variable interest rates to fixed interest rates as follows (dollars in millions):

	Amount Converted	Due Dates	Fixed Interest Rate
IPL	$38.4	2014	5%
WPL	24.5	2014 and 2015	5%
WPL	14.6	2015	5.375%

Alliant Energy's, IPL's and WPL's unamortized debt issuance costs recorded in "Deferred charges and other" on the Consolidated Balance Sheets at Dec. 31 were as follows (in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
Unamortized debt issuance costs	**$14.8**	$11.3	**$6.2**	$4.9	**$7.1**	$4.8

At Dec. 31, 2008, Alliant Energy's, IPL's and WPL's debt maturities for 2009 to 2013 were as follows (in millions):

	2009	2010	2011	2012	2013
IPL	$135	$--	$200	$--	$--
WPL	--	100	--	--	--
Resources	1	2	1	1	1
Alliant Energy	$136	$102	$201	$1	$1

Depending upon market conditions, it is currently anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities and/or the issuance of short-term debt. Alliant Energy does not have any intercompany debt cross-collateralizations or intercompany debt guarantees. At Dec. 31, 2008, there were no significant sinking fund requirements related to the long-term term debt on the Consolidated Balance Sheet.

In 2006, Resources completed the following debt retirements, and incurred pre-tax debt repayment premiums and charges for unamortized debt expenses related to these debt retirements that are recorded in "Loss on early extinguishment of debt" in the Consolidated Statement of Income in 2006, as follows (dollars in millions):

Debt Issuance	Principal Retired	Loss on Early Extinguishment of Debt
9.75% senior notes due 2013	$275.0	$80.2
7% senior notes due 2011	83.0	10.6
	$358.0	$90.8

Alliant Energy maintains indentures related to the issuance of unsecured debt securities. The senior secured notes issued by Sheboygan Power, LLC, Resources' wholly-owned subsidiary, are secured by SFEF and related assets.

Alliant Energy has certain issuances of long-term debt that contain optional redemption provisions which, if elected by Alliant Energy, could require material redemption premium payments by Alliant Energy. The redemption premium payments under these optional redemption provisions are variable and dependent on applicable U.S. Treasury rates at the time of redemption. At Dec. 31, 2008, the debt issuances that contained these optional redemption provisions included IPL's senior debentures due 2011 through 2034, WPL's debentures due 2034 through 2038 and Sheboygan Power, LLC's senior secured notes due 2009 to 2024.

On Nov. 25, 2008, Alliant Energy and Resources executed and delivered to U.S. Bank, National Association as successor indenture trustee (Trustee) a Fifth Supplemental Indenture to the Indenture, dated as of Nov. 4, 1999 (Indenture), among Resources, as issuer, Alliant Energy, as guarantor and the Trustee, as trustee, with respect to the Exchangeable Senior Notes due 2030 (Notes), pursuant to which Alliant Energy parent company assumed the obligations of Resources under the Indenture and the Notes and Resources was released from its obligations under the Indenture and the Notes. The Trustee did not execute the Fifth Supplemental Indenture and filed an amended complaint in federal court seeking a declaratory judgment that the Trustee is not required to sign the Fifth Supplemental Indenture. Alliant Energy and Resources believe that, under the terms of the Indenture, the Trustee is required to execute the Fifth Supplemental Indenture and the Fifth Supplemental Indenture became effective on Nov. 25, 2008 without the Trustee's signature. The Alliant Energy parent company has recorded the Notes on its Consolidated Balance Sheet as of Dec. 31, 2008. If a court ultimately determines that Alliant Energy's position in the litigation is incorrect, the assumption of the Notes by Alliant Energy may be reversed, with the Notes remaining at Resources and unconditionally guaranteed by Alliant Energy. Refer to Note 12(c) for additional information on the litigation regarding the Notes.

At Dec. 31, 2008, the carrying amount of the debt component of the Notes was $38.9 million, consisting of the par value of $402.5 million, less unamortized debt discount of $363.6 million. Alliant Energy accounted for the net proceeds from the issuance of the Notes in 2000 as two separate components, a debt component and an embedded derivative component. In accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," Alliant Energy determined the initial carrying value of the debt component by subtracting the fair value of the derivative component from the net proceeds realized from the issuance of the Notes. This resulted in a very low initial carrying amount of the debt component and interest expense at an effective rate of 26.8% of the carrying amount of the debt component. For 2008, interest expense on the Notes was $10 million. Interest expense in excess of interest payments is recorded as an increase to the carrying amount of the debt component and will result in gradual increases to the carrying amount until it reaches the par value of $402.5 million in 2030. Interest expense on the debt component of the Notes will be between $10 million and $11 million in each of 2009, 2010 and 2011, but this will increase over the term of the debt instrument culminating with interest expense of approximately $95 million in the 12 months prior to maturity in February 2030. The derivative component of these Notes no longer has any value as a result of McLeodUSA, Inc.'s bankruptcy in 2005 as the Notes included a repayment feature based on the value of McLeodUSA, Inc. common stock.

(9) INVESTMENTS

(a) Unconsolidated Equity Investments - Alliant Energy's unconsolidated investments accounted for under the equity method of accounting are as follows (dollars in millions):

	Ownership Interest at	Carrying Value at Dec. 31,		Equity (Income) / Loss		
	Dec. 31, 2008	**2008**	2007	**2008**	2007	2006
ATC (a)	16%	**$195**	$172	**($32)**	($27)	($24)
Wisconsin River Power Company	50%	**9**	10	**(2)**	(1)	(3)
TrustPower Ltd. (TrustPower) (b)	--	**--**	--	**--**	--	(14)
Brazil (c)	--	**--**	--	**--**	--	(3)
Other	Various	**2**	4	**1**	(1)	(2)
		$206	$186	**($33)**	($29)	($46)

(a) Alliant Energy has the ability to exercise significant influence over ATC's financial and operating policies through its participation on ATC's Board of Directors. Refer to Note 20 for information regarding related party transactions with ATC.

(b) In December 2006, Alliant Energy completed the sale of its interest in AENZ, which owned its TrustPower investment. In addition to the equity income shown above, Alliant Energy recorded a gain on the sale of AENZ in 2006 discussed in more detail in Note 9(b).

(c) In January 2006, Alliant Energy completed the sale of all of its Brazil investments. In addition to the equity income shown above, Alliant Energy recorded a loss on the sale of all its Brazil investments in 2006 discussed in more detail in Note 9(b).

Summary financial information from the financial statements of these investments is as follows (in millions). For investments sold during a given year, including New Zealand in December 2006, the income statement amounts are calculated based on the percentage of the year that the investment was owned by Alliant Energy and there are no balance sheet amounts reported as of Dec. 31 in the year of sale.

Total - All investments:	**2008**	2007	2006
Operating revenues	**$474**	$424	$848
Operating income	**258**	210	284
Net income	**197**	168	199
As of Dec. 31:			
Current assets	**56**	54	
Non-current assets	**2,546**	2,255	
Current liabilities	**257**	321	
Non-current liabilities	**1,234**	1,010	

TrustPower:	2006
Operating revenues	$423
Operating income	111
Net income	62

(b) Former Investments in New Zealand and Brazil -
New Zealand - In December 2006, Alliant Energy completed the sale of its interest in AENZ, which held Alliant Energy's investments in New Zealand, to Infratil Ltd. for a purchase price of NZ$445 million (US$314 million based on exchange rates at Dec. 31, 2006). After closing costs, the repayment of an intercompany loan with AENZ and post-closing adjustments, Alliant Energy realized net proceeds of US$186 million from the sale. Upon completion of the sale, Alliant Energy realized a pre-tax gain of $254 million (after-tax gain of $150 million or $1.28 per share) which is recorded in "Gain on sale of Alliant Energy New Zealand Ltd. stock" in the Consolidated Statement of Income in 2006.

Brazil - In January 2006, Alliant Energy completed the sale of all of its Brazil investments and received net proceeds of $150 million (after transaction costs), which it used for debt reduction at Resources. At the date of the sale, the carrying value of the assets and liabilities related to the sale, which included the effects of equity earnings recorded in January 2006, exceeded the net proceeds by $4.8 million, resulting in a pre-tax loss on the sale recorded in "Interest income and other" in the Consolidated Statement of Income in 2006.

(c) Cash Surrender Value of Life Insurance Policies - Alliant Energy, IPL and WPL have various life insurance policies that cover certain current and former employees and directors. At Dec. 31, the cash surrender value of these investments was as follows (in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
Cash surrender value	**$46.0**	$46.2	**$12.9**	$14.4	**$13.4**	$13.1

(d) Other Investments - Information relating to various debt and equity securities held by Alliant Energy at Dec. 31 that are marked-to-market each reporting period as a result of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," was as follows (in millions):

	2008		2007	
	Carrying/Fair Value	**Unrealized Gains, Net of Tax**	Carrying/Fair Value	Unrealized Gains, Net of Tax
Available-for-sale securities	**$3.8**	**$0.2**	$5.6	$0.9

(10) FAIR VALUE MEASUREMENTS
Fair Value of Financial Instruments - The carrying amount of Alliant Energy's, IPL's and WPL's current assets and current liabilities approximates fair value because of the short maturity of such financial instruments. Carrying amounts and the related estimated fair values of other financial instruments at Dec. 31, 2008 and 2007 are as follows (in millions):

	Alliant Energy		IPL		WPL	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Dec. 31, 2008:						
Assets:						
Derivative assets (Note 11(a))	$28	$28	$9	$9	$20	$20
Available-for-sale securities (Note 9(d))	4	4	2	2	--	--
Capitalization and liabilities:						
Long-term debt (including current maturities) (Note 8(b))	1,885	2,107	995	992	783	862
Cumulative preferred stock of subsidiaries (Note 7(b))	244	242	184	192	60	50
Derivative liabilities (Note 11(a))	103	103	88	88	15	15
Dec. 31, 2007:						
Assets:						
Derivative assets (Note 11(a))	37	37	21	21	15	15
Available-for-sale securities (Note 9(d))	6	6	3	3	--	--
Capitalization and liabilities:						
Long-term debt (including current maturities) (Note 8(b))	1,545	1,761	764	782	597	621
Cumulative preferred stock of subsidiaries (Note 7(b))	244	277	184	222	60	55
Derivative liabilities (Note 11(a))	26	26	18	18	8	8

Valuation Techniques -
Derivative assets and liabilities - Derivative assets and liabilities include electricity swap contracts, natural gas swap contracts, financial transmission rights and embedded foreign currency derivatives. Substantially all of IPL's and WPL's electricity and natural gas swap contracts are non-exchange-based derivatives valued using indicative price quotations available through broker or dealer quotations or from on-line exchanges. IPL and WPL corroborate these indicative price quotations using quoted prices for similar assets or liabilities in active markets. The indicative price quotations reflect the average of the bid-ask mid-point prices and are obtained from sources believed to provide the most liquid market for the commodity. IPL's and WPL's electricity and natural gas swaps are predominately at liquid trading points. IPL's and WPL's financial transmission rights are measured at fair value each reporting period using monthly or annual auction shadow prices from relevant auctions. The embedded foreign currency derivatives related to Euro-denominated payment terms included in the wind turbine supply contract with Vestas are measured at fair value each reporting period using an extrapolation of forward currency rates. Refer to Note 11(a) for additional details of Alliant Energy's derivative assets and liabilities.

Available for sale securities - The fair value of Resources' investment in Capstone Turbine Corporation's common stock and IPL's investments in various debt and equity securities are measured at fair value each reporting period using quoted market prices on listed exchanges. Refer to Note 9(d) for additional details of Alliant Energy's available for sale securities.

Long-term debt (including current maturities) - For long-term debt instruments that are actively traded, the fair value was based upon quoted market prices each year end. For long-term debt instruments that are not actively traded, the fair value was based on discounted cash flow methodology and utilizes assumptions of current market pricing curves. Refer to Note 8(b) and the Consolidated Statements of Capitalization for additional details of Alliant Energy's long-term debt.

Cumulative preferred stock of subsidiaries - The fair values of IPL's 8.375% and 7.10% cumulative preferred stock were based on their closing market prices quoted by the New York Stock Exchange each year end. The fair value of WPL's 4.50% cumulative preferred stock was based on the closing market prices quoted by the NYSE Alternext US LLC each year end. The fair value of WPL's remaining preferred stock was calculated based on the market yield of similar securities. Refer to Note 7(b) for additional details of Alliant Energy's cumulative preferred stock of subsidiaries.

Adoption of SFAS 157 - Effective Jan. 1, 2008, Alliant Energy partially adopted SFAS 157, which primarily requires expanded disclosure for assets and liabilities recorded on the balance sheet at fair value. As permitted by FSP SFAS 157-2, Alliant Energy has elected to defer the adoption of the nonrecurring fair value measurement disclosures of nonfinancial assets and liabilities, such as asset retirement obligations and goodwill, until Jan. 1, 2009. The partial adoption of SFAS 157 did not have a material impact on Alliant Energy's financial condition and results of operations. Refer to Note 1(s) for additional information on SFAS 157.

Valuation Hierarchy - SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and examples of each are as follows:

Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 1 assets primarily include Resource's investment in Capstone Turbine Corporation's common stock and IPL's investments in various debt and equity securities.

Level 2 - Pricing inputs are quoted prices for similar asset or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active as of the reporting date. Level 2 assets and liabilities include non-exchange traded derivatives such as electricity and natural gas swap contracts utilized by IPL and WPL.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. Level 3 assets and liabilities include IPL's and WPL's financial transmission rights and embedded foreign currency derivatives.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Recurring Fair Value Measurements - Alliant Energy's recurring fair value measurements subject to the disclosure requirements of SFAS 157 at Dec. 31, 2008 were as follows (in millions):

	Fair Value Measurements at Dec. 31, 2008	Level 1	Level 2 (a)	Level 3 (b)
Assets:				
Derivative assets	$28.4	$0.1	$2.6	$25.7
Available-for-sale securities	3.8	3.8	--	--
Liabilities:				
Derivative liabilities	103.0	--	92.0	11.0

(a) Primarily electricity and natural gas swap contracts
(b) Primarily financial transmission rights and embedded foreign currency derivatives

Additional information for Alliant Energy's recurring fair value measurements using significant unobservable inputs (Level 3 inputs) for 2008 is as follows (in millions):

	Derivative Assets and Liabilities, net
Beginning balance, Jan. 1, 2008	$27.7
Total gains or (losses) (realized/unrealized) included in changes in net assets (a)	19.3
Purchases, sales, issuances and settlements, net	(32.3)
Ending balance, Dec. 31, 2008	$14.7
The amount of total gains or (losses) for the period included in changes in net assets attributable to the change in unrealized gains or (losses) relating to assets and liabilities held at Dec. 31, 2008 (a)	$14.7

(a) Recorded in "Regulatory assets" and "Regulatory liabilities" on the Consolidated Balance Sheet.

(11) DERIVATIVE INSTRUMENTS

(a) Accounting for Derivative Instruments and Hedging Activities - Alliant Energy records derivative instruments at fair value on the balance sheet as assets or liabilities. IPL and WPL generally record changes in the derivatives' fair values with offsets to regulatory assets or liabilities, based on the fuel and natural gas cost recovery mechanisms in place, as well as other specific regulatory authorizations. At Dec. 31, 2008 and 2007, current derivative assets were included in "Derivative assets," non-current derivative assets were included in "Deferred charges and other," current derivative liabilities were included in "Derivative liabilities" and non-current derivative liabilities were included in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets as follows (in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
Current derivative assets	**$18.1**	$34.1	**$7.4**	$19.0	**$10.7**	$14.9
Non-current derivative assets	**10.3**	2.7	**1.3**	2.4	**8.9**	--
Current derivative liabilities	**78.6**	24.3	**70.0**	16.6	**8.6**	7.7
Non-current derivative liabilities	**24.4**	1.5	**18.2**	1.5	**6.2**	--

Changes in derivative assets and liabilities during 2008 were primarily due to natural gas and electricity price fluctuations, financial transmission rights acquired in the second quarter of 2008 and foreign currency exchange rate fluctuations.

Cash Flow Hedges - Alliant Energy has periodically utilized certain derivative instruments that have qualified for and been designated as cash flow hedges including interest rate swaps to mitigate risk from changes in interest rates associated with variable rate long-term debt. At Dec. 31, 2008 and 2007, Alliant Energy did not have any derivative instruments designated as cash flow hedges. In 2008, 2007 and 2006, no amounts were recognized relating to the amount of hedge ineffectiveness in accordance with SFAS 133. In 2008, 2007 and 2006, Alliant Energy did not exclude any components of the derivative instruments' gain or loss from the assessment of hedge effectiveness and Alliant Energy reclassified net gains (losses) of $0, $0.8 million and ($0.4) million, respectively, into earnings as a result of the discontinuance of hedges.

Other Derivatives Not Designated in Hedge Relationships - Alliant Energy has also periodically utilized other derivative instruments, which have not been designated in hedge relationships. IPL's and WPL's derivative instruments include electricity swap contracts to mitigate pricing volatility for electricity supplied to their customers, natural gas swap contracts to supply fixed-price natural gas for the natural gas-fired electric generating facilities they operate, financial transmission rights acquired to manage transmission congestion costs, natural gas swap contracts to mitigate pricing volatility for natural gas supplied to their retail customers and embedded foreign currency derivatives related to Euro-denominated payment terms included in the wind turbine supply contract with Vestas.

Resources' derivative instruments include oil contracts, which are used to manage the price of anticipated purchases of diesel fuel to fuel standby generators owned by its Non-regulated Generation business. In 2006, Resources also entered into foreign exchange collars with aggregate notional amounts of $250 million New Zealand dollars to mitigate a portion of the exchange rate risk associated with its New Zealand investments. The foreign exchange collars expired in December 2006 and resulted in a pre-tax loss of $15 million, which was recorded in "Interest income and other" in the Consolidated Statement of Income in 2006.

(b) Weather Derivatives - Alliant Energy uses non-exchange traded swap agreements based on cooling degree days (CDD) and heating degree days (HDD) measured in or near its utility service territory to reduce the impact of weather volatility on its electric and natural gas sales volumes. These weather derivatives are accounted for using the intrinsic value method. Any premiums paid related to these weather derivative agreements are expensed over each respective contract period. Alliant Energy's ratepayers do not pay any of the premiums nor do they share in the gains or losses realized from these weather derivatives.

Summer weather derivatives - Alliant Energy utilizes weather derivatives based on CDD to reduce the impact of weather volatility on IPL's and WPL's electric margins for June 1 to Aug. 31 each year. Beginning in the second quarter of 2007, the weather derivatives were based on CDD measured in Cedar Rapids, Iowa and Madison, Wisconsin. Previously, the weather derivatives were based on CDD measured in Chicago, Illinois. The actual CDD measured during these periods resulted in settlements with the counterparties under the agreements, which included net receipts of $9.0 million (IPL receiving $7.0 million and WPL receiving $2.0 million), net payments of $0.6 million (IPL receiving $1.4 million and WPL paying $2.0 million), and net payments of $9.0 million (IPL paying $6.1 million and WPL paying $2.9 million) in the third quarter of 2008, 2007 and 2006, respectively.

Winter weather derivatives - Alliant Energy utilizes weather derivatives based on HDD to reduce the impact of weather volatility on IPL's and WPL's electric and gas margins for Jan. 1 to March 31 and Nov. 1 to Dec. 31 each calendar year. Beginning in the fourth quarter of 2006, the weather derivatives were based on HDD measured in Cedar Rapids, Iowa and Madison, Wisconsin. Previously, the weather derivatives were based on HDD measured in Chicago, Illinois. The actual HDD measured during these periods resulted in settlements with the counterparties under the agreements which included net payments of $9.0 million (IPL paying $5.4 million and WPL paying $3.6 million), net payments of $0.8 million (IPL paying $0.7 million and WPL paying $0.1 million) and net receipts of $7.0 million (IPL receiving $3.8 million and WPL receiving $3.2 million) in the first half of 2008, 2007 and 2006, respectively. The actual HDD for Nov. 1, 2008 to Dec. 31, 2008 were higher than those specified in the contracts, resulting in Alliant Energy paying the counterparty $3.6 million (IPL paying $2.2 million and WPL paying $1.4 million) in January 2009. In addition, Alliant Energy will receive or pay up to $5.2 million ($3.2 million for IPL and $2.0 million for WPL) from or to the counterparty in the second quarter of 2009 if actual HDD for Jan. 1, 2009 to March 31, 2009 are less or greater than the HDD specified in the contract.

The counterparties to certain of these contracts were required to provide cash collateral to IPL and WPL. The outstanding cash collateral received by IPL and WPL was recorded in "Accounts payable" on the Consolidated Balance Sheets at Dec. 31 as follows (in millions):

	2008	2007
IPL	**$5.4**	$2.2
WPL	**1.4**	1.4
	$6.8	$3.6

Summary information relating to the summer and winter weather derivatives was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Gains (losses):									
Electric utility operating revenues	**$4.6**	($4.5)	($4.5)	**$4.0**	($1.5)	($3.1)	**$0.6**	($3.0)	($1.4)
Gas utility operating revenues	**(4.6)**	(4.1)	7.4	**(2.4)**	(2.2)	3.6	**(2.2)**	(1.9)	3.8
Settlements (paid to) / received from counterparties, net	**--**	(1.4)	(2.0)	**1.6**	0.7	(2.3)	**(1.6)**	(2.1)	0.3
Premiums expensed	**0.1**	1.4	0.7	**0.1**	0.9	0.4	**--**	0.5	0.3
Premiums paid to counterparties	**0.1**	1.4	1.0	**0.1**	0.9	0.5	**--**	0.5	0.5

(12) COMMITMENTS AND CONTINGENCIES

(a) Capital Purchase Obligations - Alliant Energy has entered into capital purchase obligations that contain minimum future commitments related to certain capital expenditures for its proposed wind projects. The obligations are primarily related to capital purchase obligations under a master supply agreement executed in the second quarter of 2008 with Vestas for the purchase of 500 MW of wind turbine generator sets and related equipment to support IPL's and WPL's wind generation plans. A portion of the future payments are denominated in Euros and therefore are subject to change with fluctuations in currency exchange rates. In addition, the master supply agreement includes pricing terms that are subject to change if steel prices change by more than 10% between measurement dates defined in the master supply agreement. The amounts included in the table below reflect currency exchange rates and steel prices at Dec. 31, 2008. At Dec. 31, 2008, Alliant Energy's minimum future commitments related to these capital expenditures were as follows (in millions):

	2009	2010	2011	2012	2013	Thereafter	Total
WPL	$132	$301	$43	$--	$--	$--	$476
IPL	180	7	--	--	--	--	187
Alliant Energy	$312	$308	$43	$--	$--	$--	$663

(b) Operating Expense Purchase Obligations - Alliant Energy, through its subsidiaries Corporate Services, IPL and WPL, enters into various commodity supply, transportation and storage contracts to meet its obligation to deliver energy to its utility customers. Alliant Energy also enters into other operating expense purchase obligations with various vendors for other goods and services. At Dec. 31, 2008, Alliant Energy's minimum commitments related to these operating expense purchase obligations were as follows (in millions):

	2009	2010	2011	2012	2013	Thereafter	Total
Purchased power (a):							
DAEC (IPL)	$165	$168	$176	$181	$200	$34	$924
Kewaunee (WPL)	83	83	62	73	79	--	380
Other	228	140	15	--	--	--	383
	476	391	253	254	279	34	1,687
Coal	157	146	114	35	25	--	477
Natural gas	206	72	49	40	27	60	454
Emission allowances	1	9	1	--	--	34	45
Other (b)	28	3	--	--	--	--	31
	$868	$621	$417	$329	$331	$128	$2,694

(a) Includes payments required by PPAs for capacity rights and minimum quantities of MWh required to be purchased.
(b) Includes individual commitments incurred during the normal course of business that exceeded $1 million at Dec. 31, 2008.

Alliant Energy enters into certain contracts that are considered leases and are therefore not included here, but are included in Note 3.

(c) Legal Proceedings -

Resources' Exchangeable Senior Notes Indenture - Alliant Energy and Resources received a notice of default, dated Sep. 4, 2008 (Notice of Default), from U.S. Bank National Association as successor indenture trustee (Trustee) pursuant to which the Trustee asserted that Resources was in default under the Indenture with respect to the Exchangeable Senior Notes due 2030 (Notes), which were issued by Resources and were guaranteed by Alliant Energy. The alleged default relates to a provision of the Indenture that provides that if Resources transfers all or substantially all of its properties and assets to a third party, then the transferee must be organized and existing under the laws of the U.S. or a state thereof and assume Resources' obligations under the Notes and the Indenture. The Trustee alleges in the Notice of Default that Resources transferred substantially all of its assets without complying with the Indenture and, as a result, a default has occurred under the Indenture. On Sep. 4, 2008, the Trustee also filed a complaint with the U.S. District Court for the District of Minnesota seeking a declaratory judgment that Resources is in breach of the Indenture. On Jan. 20, 2009, the U.S. District Court for the District of Minnesota filed an order that the case be transferred to the U.S. District Court for the Western District of Wisconsin (Court) in response to a motion by Alliant Energy and Resources.

In October 2008, Alliant Energy and Resources requested the Trustee to execute a Fifth Supplemental Indenture to the Indenture pursuant to which Alliant Energy would assume the obligations of Resources under the Indenture and the Notes and Resources would be released from its obligations under the Indenture and the Notes. On Nov. 18, 2008, the Trustee amended the complaint to seek a declaratory judgment that it is not required to execute the Fifth Supplemental Indenture. On Nov. 25, 2008, Alliant Energy and Resources executed and delivered to the Trustee the Fifth Supplemental Indenture, which the Trustee has refused to execute.

Alliant Energy and Resources do not believe that Resources has transferred substantially all of its assets or that a default has occurred under the Indenture. In addition, Alliant Energy and Resources believe that, under the terms of the Indenture, the Trustee is required to execute the Fifth Supplemental Indenture, the Fifth Supplemental Indenture became effective on Nov. 25, 2008 without the Trustee's signature and, even if a default had occurred under the Indenture, such default would not have continued after the Fifth Supplemental Indenture was executed on Nov. 25, 2008. On Feb. 3, 2009, Alliant Energy and Resources served an answer to the amended complaint on the Trustee denying the claims in the complaint and asserting counterclaims for, among other things, a declaration that Resources has not breached the Indenture and an injunction compelling the Trustee to execute the Fifth Supplemental Indenture. Alliant Energy and Resources intend to vigorously defend against this litigation. Alliant Energy does not currently believe any losses from the alleged default are probable and therefore has not recognized any related loss contingency amounts as of Dec. 31, 2008.

If Alliant Energy's and Resources' interpretation of the Indenture is determined by the Court to be incorrect, a default may have occurred under the Indenture. If such default is continuing 90 days after the date the Notice of Default was received by Resources, an "Event of Default" will have occurred under the Indenture. The occurrence of an "Event of Default" under the Indenture would permit the Trustee or holders of at least 25% in aggregate principal amount of outstanding Notes to declare the principal amount of all outstanding Notes, plus accrued interest, to be immediately due and payable by Alliant Energy. The aggregate principal amount of Notes outstanding under the Indenture is $402.5 million. If the Court determined Alliant Energy's and Resources' interpretation of the Indenture to be incorrect and the Trustee or the holders of the Notes declared the principal amount of all the outstanding Notes, plus accrued interest, to be immediately due and payable by Alliant Energy, then Alliant Energy would be required to pay the aggregate principal amount of the Notes plus accrued interest and record a pre-tax loss of $364.4 million based on the amount of unamortized debt discount and unamortized debt expense on the Consolidated Balance Sheet at Dec. 31, 2008. In addition, an "Event of Default" under the Indenture would also trigger cross default provisions in Alliant Energy's credit facility agreement and IPL's sale of accounts receivable program agreement that could result in the termination of such agreements. Alliant Energy has obtained waivers from the necessary parties to prevent an "Event of Default" from occurring through March 31, 2009 under the credit facility agreement and sales of accounts receivable program agreement. An "Event of Default" under the Indenture would not trigger a cross default for either of IPL's or WPL's credit facility agreements. Refer to Notes 4(a) and 8(a) for the amounts outstanding under IPL's sale of accounts receivable program and Alliant Energy's credit facility agreement, respectively, at Dec. 31, 2008.

On Oct. 31, 2008, Alliant Energy received from a purported shareowner of Alliant Energy a demand that the Board of Directors of Alliant Energy take action to remedy alleged breaches of fiduciary duties by certain current and former directors and executive officers of Alliant Energy. The demand alleges that such directors and officers breached their fiduciary duties by approving sales of assets of Resources in violation of the Indenture and wasting Alliant Energy's assets by compensating such directors and officers in connection with such sales. Alliant Energy believes the demand is without merit and intends to vigorously defend against any litigation that may arise out of it. Under Wisconsin law, if a shareowner commences a derivative proceeding after making such a demand, the court must dismiss such a derivative proceeding if a committee of independent directors appointed by independent directors determines, acting in good faith after conducting a reasonable inquiry upon which its conclusions are based, that maintenance of the derivative proceeding is not in the best interests of the corporation. The independent directors of Alliant Energy have appointed such a committee of independent directors to conduct an inquiry into the allegations made in the demand from the purported shareowner and to make a determination with respect thereto. Alliant Energy does not currently believe any losses from the purported shareowner action are probable and therefore has not recognized any related loss contingency amounts as of Dec. 31, 2008.

Alliant Energy Cash Balance Pension Plan (Plan) - In February 2008, a class action lawsuit was filed against the Plan. The complaint alleges that Plan participants who received a lump sum distribution prior to their normal retirement age did not receive the full benefit to which they were entitled in violation of the Employee Retirement Income Security Act of 1974 because the Plan applied an improper interest crediting rate to project the cash balance account to their normal retirement age. The court has certified two subclasses of plaintiffs that in aggregate include all persons vested or partially vested in the Plan who received a lump sum distribution of the cash balance formula benefit since January 1998. The first subclass includes individuals who received lump-sum payouts before Feb. 29, 2002, whose claims may be susceptible to a statute of limitations defense. The second subclass includes individuals who received payouts on or after Feb. 29, 2002. An adverse outcome of this lawsuit could affect retirement plan funding and expense for Alliant Energy. The lawsuit is currently in the discovery phase. Alliant Energy is contesting the case and is currently unable to predict the final outcome or the impact on its financial condition, results of operations, or cash flows. Alliant Energy does not currently believe any losses from this lawsuit are probable and therefore has not recognized any related loss contingency amounts as of Dec. 31, 2008.

Other - Alliant Energy is involved in other legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although unable to predict the outcome of these matters, Alliant Energy believes that appropriate reserves have been established and final disposition of these actions will not have a material adverse effect on its financial condition, results of operations or cash flows.

(d) Guarantees and Indemnifications - Alliant Energy provided indemnifications associated with various sales of its non-regulated and utility businesses/assets for losses resulting from potential breach of the representations and warranties made by Alliant Energy on the sale dates and for the breach of its obligations under the sale agreements. Alliant Energy believes the likelihood of having to make any material cash payments under these indemnifications is remote. Alliant Energy recorded liabilities of $1 million related to these indemnifications as of Dec. 31, 2008. The terms of the indemnifications provided by Alliant Energy at Dec. 31, 2008 for the various sales were generally as follows (in millions):

Businesses/Assets Sold	Disposal Date	Maximum Limit	Expiration Date
Three generating facilities in China	First quarter of 2006	$37	February 2009
IPL's interest in DAEC	First quarter of 2006	30 (a)	January 2009
Brazil	First quarter of 2006	10	January 2011
New Zealand	Fourth quarter of 2006	123 (b)	March 2012
Mexico	Second quarter of 2007	20	June 2012
IPL's electric transmission assets	Fourth quarter of 2007	196 (a)	March 2009

(a) Indemnification provided by IPL
(b) Based on exchange rates at Dec. 31, 2008

Alliant Energy also continues to guarantee the abandonment obligations of Whiting Petroleum Corporation under the Point Arguello partnership agreements. The guarantee does not include a maximum limit. As of Dec. 31, 2008, the present value of the abandonment obligations is estimated at $13 million. Alliant Energy believes that no payments will be made under this guarantee.

Refer to Note 3 for discussion of Alliant Energy's residual value guarantees of its synthetic leases.

(e) Environmental Matters - Alliant Energy is subject to environmental regulations as a result of its current and past operations. These regulations are designed to protect public health and the environment and have resulted in compliance, remediation, containment and monitoring obligations which are recorded as environmental liabilities. At Dec. 31, current environmental liabilities were included in "Other current liabilities" and non-current environmental liabilities were included in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets as follows (in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
Current environmental liabilities	**$7.4**	$10.4	**$6.7**	$9.7	**$0.7**	$0.7
Non-current environmental liabilities	**28.2**	30.9	**23.0**	25.3	**5.2**	5.5
	$35.6	$41.3	**$29.7**	$35.0	**$5.9**	$6.2

Manufactured gas plant (MGP) Sites - IPL and WPL have current or previous ownership interests in 40 and 14 sites, respectively, previously associated with the production of gas for which they may be liable for investigation, remediation and monitoring costs relating to the sites. IPL and WPL have received letters from state environmental agencies requiring no further action at nine and seven sites, respectively. Additionally, IPL has met state environmental agency expectations at three additional sites requiring no further action for soil remediation. IPL and WPL are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around the sites in order to protect public health and the environment.

IPL and WPL record environmental liabilities related to these MGP sites based upon periodic studies, most recently updated in the third quarter of 2008. Such amounts are based on the best current estimate of the remaining amount to be incurred for investigation, remediation and monitoring costs for those sites where the investigation process has been or is substantially completed, and the minimum of the estimated cost range for those sites where the investigation is in its earlier stages. There are inherent uncertainties associated with the estimated remaining costs for MGP projects primarily due to unknown site conditions and potential changes in regulatory agency requirements. It is possible that future cost estimates will be greater than current estimates as the investigation process proceeds and as additional facts become known. The amounts recognized as liabilities are reduced for expenditures incurred and are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their fair value. Management currently estimates the range of remaining costs to be incurred for the investigation, remediation and monitoring of Alliant

Energy's sites to be $25 million ($20 million for IPL and $5 million for WPL) to $47 million ($40 million for IPL and $7 million for WPL). At Dec. 31, 2008, Alliant Energy had recorded $36 million in current and non-current environmental liabilities for its remaining costs to be incurred for these MGP sites.

Under the current rate making treatment approved by the PSCW, the MGP expenditures of WPL, net of any insurance proceeds, are deferred and collected from gas customers over a five-year period after new rates are implemented. The Minnesota Public Utilities Commission also allows the deferral of MGP-related costs applicable to the Minnesota sites and IPL has been successful in obtaining approval to recover such costs in rates in Minnesota. The IUB has permitted utilities to recover prudently incurred costs by allowing a representative level of MGP costs in rate cases. Regulatory assets have been recorded by IPL and WPL, which reflect the probable future rate recovery, where applicable. Considering the current rate treatment, and assuming no material change therein, Alliant Energy believes that the clean-up costs incurred for these MGP sites will not have a material adverse effect on its financial condition or results of operations. Settlement has been reached with all of IPL's and WPL's insurance carriers regarding reimbursement for their MGP-related costs and such amounts have been accounted for as directed by the applicable regulatory jurisdiction.

Other Environmental Contingencies - In addition to the environmental liabilities discussed above, Alliant Energy also monitors various environmental regulations which may have a significant impact on its future operations. Given uncertainties regarding the outcome, timing and compliance plans for these environmental regulations, Alliant Energy is currently not able to determine the complete financial impact of these regulations but does believe that future capital investments and/or modifications to its electric generating facilities to comply with these regulations could be significant. Specific current or proposed environmental regulations that may require significant future expenditures by Alliant Energy include, among others: Clean Air Interstate Rule (CAIR), Clean Air Visibility Rule (CAVR), Clean Air Mercury Rule (CAMR), Wisconsin Reasonably Available Control Technology Rule, Wisconsin State Mercury Rule, Ozone National Ambient Air Quality Standards Rule, Fine Particle National Ambient Air Quality Standards Rule, Industrial Boiler and Process Heater Case-by-Case Maximum Achievable Control Technology (MACT) Rule, Section 316(b) of the Clean Water Act, the Wisconsin State Thermal Rule and various legislation being considered to regulate the emission of greenhouse gases (GHG). The following provides a brief description of these environmental regulations.

Air Quality -
CAIR is an emissions trading program that is expected to require sulfur dioxide (SO2) and nitrogen oxides (NOx) emissions reductions at IPL's and WPL's electric generating units with greater than 25 MW capacity through installation of air pollution controls or purchases of allowances. The requirements of this rule remain subject to further review by the federal courts and the EPA.

CAVR addresses regional haze at national parks and wilderness areas and is expected to require reductions in visibility-impairing emissions, including particulate, SO2, and NOx, from certain electric generating units by installing air pollution controls including those determined to be Best Available Retrofit Technology. The requirements of this rule remain subject to further review by the federal courts and the EPA.

CAMR is an emissions trading program that is expected to require mercury emissions reductions at IPL's and WPL's electric generating units with greater than 25 MW capacity through installation of air pollution controls or purchases of allowances. The requirements of this rule remain subject to further review by the federal courts and the EPA.

Wisconsin Reasonably Available Control Technology Rule is expected to require NOx emissions reductions at WPL's Edgewater generating facility since it is located in Sheboygan County, which is currently designated as a non-attainment area for the existing eight-hour ozone standard.

Wisconsin State Mercury Rule requires WPL's existing coal-fired electric generating facilities to achieve mercury emissions reductions of up to 90% through installation of air pollution controls by 2015, or alternately, an additional six years is allowed for compliance if a multi-pollutant approach is selected that also includes SO2 and NOx emissions reductions.

Ozone National Ambient Air Quality Standards Rule is expected to require NOx emissions reductions from electric generating units located in areas designated as non-attainment with a more stringent eight-hour ozone standard adopted in 2008. The EPA's final designations identifying non-attainment areas for the revised ozone standard are to be issued in 2010.

Fine Particle National Ambient Air Quality Standards Rule is expected to require SO2 and NOx emissions reductions in areas designated as non-attainment with the EPA's 2006 revised fine particulate standard. The EPA's final designations identifying non-attainment areas for the revised fine particulate matter standard are expected beginning in April 2009.

Industrial Boiler and Process Heater Case-by-Case MACT Rule may require reductions of emissions of hazardous air pollutants at smaller electric generating units less than 25 MW, boilers and process heaters located at power plants. The requirements of this rule remain subject to further review by the federal courts, the EPA and state environmental agencies.

Proposed GHG Emission Legislation - Public awareness of climate change continues to grow along with support for policymakers to take action to mitigate global warming. Several members of Congress have proposed legislation to regulate GHG emissions, primarily targeting reductions of carbon dioxide (CO2) emissions. State and regional initiatives to address GHG emissions are also underway in states covering Alliant Energy's utility service territories. Alliant Energy continues to take voluntary measures to reduce its GHG emissions, including CO2, as prudent steps to address potential climate change regulations.

Water Quality -
Section 316(b) of the Federal Clean Water Act is expected to require modifications to cooling water intake structures at seven of IPL's electric generating facilities and three of WPL's electric generating facilities to assure that these structures reflect the "best technology available" for minimizing adverse environmental impacts to fish and other aquatic life. The requirements of this rule remain subject to further review by the federal courts and the EPA.

Wisconsin State Thermal Rule is expected to require modifications to certain of WPL's electric generating facilities to limit the amount of heat facilities can discharge into Wisconsin waters. The requirements of this proposed rule remain subject to further review by the Wisconsin Department of Natural Resources.

(f) Credit Risk - IPL and WPL serve a diversified base of residential, commercial, industrial and wholesale customers and did not have any significant concentrations of credit risk with regards to their customers. In addition, Alliant Energy and its subsidiaries have limited credit exposure from non-performance of contractual obligations by its counterparties. Alliant Energy maintains credit risk oversight of its commodities and derivatives contracts and sets limits and policies with regards to its counterparties based on counterparty credit ratings and financial strength. Management reviews these limits and policies regularly and believes they reduce overall credit risk exposure and negative impacts should any counterparty default on its obligations. However, there is no assurance that such limits and policies will protect Alliant Energy against all losses from non-performance by counterparties.

(g) Forward Contracts to Purchase Emission Allowances - IPL has entered into forward contracts to purchase SO2 emission allowances with vintage years of 2014 through 2017 and NOx emission allowances with vintage years of 2009 through 2011 from various counterparties for $34 million and $11 million, respectively. IPL may utilize any SO2 emission allowances acquired under these forward contracts to meet requirements under the Acid Rain Program regulations or the more stringent CAIR emission reduction standards. IPL entered into the forward contracts to purchase NOx emission allowances solely for the purpose of future compliance with the CAIR emission reduction standards. IPL is currently monitoring the status of the forward contracts to purchase SO2 and NOx emission allowances in light of various court rulings in 2008 and anticipated EPA proceedings regarding changes to CAIR. Alliant Energy does not currently believe any losses from these forward contracts are probable and therefore has not recognized any loss contingency amounts related to the forward contracts as of Dec. 31, 2008. Alliant Energy is currently unable to predict the ultimate impact these forward contracts will have on its financial condition, results of operations or cash flows.

(h) MISO Revenue Sufficiency Guarantee (RSG) Settlements - In November 2008, FERC issued written orders which resulted in the need for MISO to resettle RSG charges in its wholesale energy market. The resettlement process will result in MISO collecting RSG charges from some market participants and refunding the collected amounts to other participants. Based upon preliminary information, Alliant Energy anticipates both IPL and WPL will be net recipients of RSG charge revenues upon completion of the resettlement process. Alliant Energy expects any net benefit to IPL from the RSG resettlement process will be refunded to its customers through IPL's retail and wholesale fuel-related cost recovery mechanisms. Alliant Energy expects the retail portion of any net benefit to WPL from the RSG resettlement process will be considered as a reduction of monitored fuel expense and may result in changes in retail electric rates. Alliant Energy expects the wholesale portion of any net benefit to WPL from the RSG resettlement process will be refunded to wholesale customers through WPL's wholesale fuel-related cost recovery mechanism. MISO has indicated it may not be able to recover a portion of the net RSG resettlements due to historical market participants no longer existing, no longer participating in the MISO market, or having insufficient capital to accommodate resettlement. In addition, numerous parties have appealed for rehearing of FERC's decision, and it is expected that numerous parties will seek judicial review of FERC's decision. Given the uncertainty regarding the ultimate resolution of this issue, Alliant Energy has not recorded any assets or liabilities associated with the potential RSG resettlements as of Dec. 31, 2008. In addition, Alliant Energy is not able to estimate the potential impact of this gain contingency given the uncertainty regarding the amount of net RSG resettlements that MISO may not be able to recover from historical market participants.

(i) DAEC Spent Nuclear Fuel Litigation Settlement - In 2004, IPL, on behalf of itself and the other DAEC co-owners, filed a claim against the U.S. Department of Energy (DOE) for recovery of damages due to the DOE's delay in accepting spent nuclear fuel produced at DAEC. In 2006, IPL entered into an asset sale agreement (ASA) with FPL Energy, a subsidiary of FPL Group, Inc., to sell its 70% interest in DAEC. Under the terms of the ASA, FPL Energy assumed the obligations and rights to pursue and recover damages resulting from the DOE claim filed by IPL in 2004. The terms of the ASA also included a provision that granted IPL the right to a portion of any recovery of damages resulting from the DOE claim up to a maximum recovery of $21 million. In January 2009, IPL was informed by FPL Energy that it was in settlement discussions with the DOE regarding this claim. Alliant Energy expects any benefits it is entitled to from the DOE settlement, after reimbursement to IPL's former joint partners, will be refunded to IPL's customers. Given the uncertainty regarding the ultimate resolution of this issue, Alliant Energy did not record any assets or liabilities associated with the potential DOE settlement as of Dec. 31, 2008.

(13) JOINTLY-OWNED ELECTRIC UTILITY PLANT

Under joint ownership agreements with other utilities, IPL and WPL have undivided ownership interests in jointly-owned electric generating facilities. Each of the respective owners is responsible for the financing of its portion of the construction costs. Kilowatt-hour generation and operating expenses are primarily divided between the joint owners on the same basis as ownership. IPL's and WPL's shares of expenses from jointly-owned electric generating facilities are included in the corresponding operating expenses (e.g. production fuel, maintenance, etc.) on the Consolidated Statements of Income. Refer to Note 1(b) for further discussion of cost of removal obligations. Information relative to IPL's and WPL's ownership interest in these jointly-owned electric generating facilities at Dec. 31, 2008 was as follows (dollars in millions):

	Fuel Type	Ownership Interest %	Plant in Service	Accumulated Provision for Depreciation	Construction Work in Progress	Cost of Removal Obligations Included in Regulatory Liabilities
IPL						
Ottumwa	Coal	48.0	$222.1	$97.5	$3.2	$13.1
Neal Unit 4	Coal	25.7	96.4	59.3	0.2	10.1
Neal Unit 3	Coal	28.0	56.7	34.3	0.7	4.7
Louisa Unit 1	Coal	4.0	35.8	17.8	--	2.7
			411.0	208.9	4.1	30.6
WPL						
Edgewater Unit 5	Coal	75.0	251.7	142.7	3.0	11.4
Columbia Energy Center	Coal	46.2	231.5	140.2	3.8	9.8
Edgewater Unit 4	Coal	68.2	74.5	41.1	6.0	2.4
			557.7	324.0	12.8	23.6
			$968.7	$532.9	$16.9	$54.2

(14) SEGMENTS OF BUSINESS

Alliant Energy's principal businesses as of Dec. 31, 2008 are:

- **Utility business -** includes IPL and WPL, serving customers in Iowa, Wisconsin and Minnesota. The utility business has three segments: a) electric operations; b) gas operations; and c) other, which includes the steam business, various other energy-related products and services and the unallocated portions of the utility business. Various line items in the following tables are not allocated to the electric and gas segments for management reporting purposes and therefore are included in "Total Utility Business." Also included for 2007 and 2006 are operations of Alliant Energy's utility operations in Illinois and IPL's electric transmission assets sold in 2007. Refer to Notes 17 and 22 for additional information on these sales.
- **Non-regulated businesses -** represents the operations of Resources and its subsidiaries. The non-regulated businesses have two segments: a) RMT (including WindConnect®); and b) other, which includes the operations of the Non-regulated Generation business, Transportation business and other non-regulated investments described in Note 1(a); the operations of Resources (the non-regulated parent company); and any non-regulated reconciling/eliminating entries. Also included for 2006 are operations for Alliant Energy's former investments in New Zealand and Brazil that were sold in 2006. Refer to Note 9(b) for additional information on the New Zealand and Brazil investment sales.
- **Other -** includes the operations of Alliant Energy (the parent company) and Corporate Services, as well as any Alliant Energy parent company reconciling/eliminating entries.

Alliant Energy's administrative support services are directly charged to the applicable segment where practicable. In all other cases, administrative support services are allocated to the applicable segment based on Alliant Energy's corporate services agreements. Intersegment revenues were not material to Alliant Energy's operations and there was no single customer whose revenues were 10% or more of Alliant Energy's consolidated revenues. Certain financial information relating to Alliant Energy's significant business segments, products and services and geographic information was as follows (in millions):

	Utility Business				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	RMT	Other	Total	Other	Consolidated
2008									
Operating revenues	**$2,411.3**	**$710.4**	**$102.1**	**$3,223.8**	**$396.8**	**$66.8**	**$463.6**	**($5.7)**	**$3,681.7**
Depreciation and amortization	**204.8**	**25.1**	**3.1**	**233.0**	**1.5**	**9.7**	**11.2**	**(2.3)**	**241.9**
Operating income (loss)	**386.3**	**61.5**	**(3.2)**	**444.6**	**20.7**	**20.8**	**41.5**	**2.5**	**488.6**
Interest expense, net of AFUDC				**99.4**	**--**	**13.1**	**13.1**	**(11.4)**	**101.1**
Equity (income) loss from unconsolidated investments, net	**(33.9)**	**--**	**--**	**(33.9)**	**--**	**0.7**	**0.7**	**--**	**(33.2)**
Preferred dividends				**18.7**	**--**	**--**	**--**	**--**	**18.7**
Interest income and other				**(1.9)**	**(1.8)**	**(16.9)**	**(18.7)**	**2.4**	**(18.2)**
Income tax expense				**121.0**	**8.9**	**8.2**	**17.1**	**2.1**	**140.2**
Income from continuing operations				**241.3**	**13.6**	**15.7**	**29.3**	**9.4**	**280.0**
Income from discontinued operations, net of tax				**--**	**--**	**8.0**	**8.0**	**--**	**8.0**
Net income				**241.3**	**13.6**	**23.7**	**37.3**	**9.4**	**288.0**
Total assets	**5,724.6**	**850.5**	**901.3**	**7,476.4**	**110.6**	**416.9**	**527.5**	**197.6**	**8,201.5**
Investments in equity method subsidiaries	**203.6**	**--**	**--**	**203.6**	**--**	**2.3**	**2.3**	**--**	**205.9**
Construction and acquisition expenditures	**775.1**	**39.8**	**27.5**	**842.4**	**2.5**	**14.8**	**17.3**	**19.3**	**879.0**

	Utility Business				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	RMT	Other	Total	Other	Consolidated
2007									
Operating revenues	$2,410.8	$630.2	$71.7	$3,112.7	$262.9	$67.6	$330.5	($5.6)	$3,437.6
Depreciation and amortization	224.6	26.4	2.0	253.0	1.2	10.8	12.0	(2.3)	262.7
Gain on sale of IPL's electric transmission assets	218.8	--	--	218.8	--	--	--	--	218.8
Operating income (loss)	669.9	59.9	(4.0)	725.8	14.8	21.8	36.6	0.7	763.1
Interest expense, net of AFUDC				106.1	--	16.8	16.8	(14.0)	108.9
Equity income from unconsolidated investments, net	(28.4)	--	--	(28.4)	--	(0.9)	(0.9)	--	(29.3)
Preferred dividends				18.7	--	--	--	--	18.7
Interest income and other				(1.8)	(1.0)	(21.0)	(22.0)	8.1	(15.7)
Income taxes				246.1	6.4	1.6	8.0	1.7	255.8
Income from continuing operations				385.1	9.4	25.3	34.7	4.9	424.7
Income from discontinued operations, net of tax				--	--	0.6	0.6	--	0.6
Net income				385.1	9.4	25.9	35.3	4.9	425.3
Total assets	4,861.8	740.1	548.7	6,150.6	108.9	416.3	525.2	513.9	7,189.7
Investments in equity method subsidiaries	182.0	--	--	182.0	--	3.9	3.9	--	185.9
Construction and acquisition expenditures	476.0	40.2	2.3	518.5	2.2	7.6	9.8	13.7	542.0

	Utility Business				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	RMT	Other	Total	Other	Consolidated
2006									
Operating revenues	$2,443.0	$633.3	$79.8	$3,156.1	$139.4	$70.3	$209.7	($6.4)	$3,359.4
Depreciation and amortization	220.4	27.0	5.2	252.6	1.2	9.7	10.9	(2.1)	261.4
Operating income (loss)	427.6	61.3	0.9	489.8	4.7	(1.0)	3.7	--	493.5
Interest expense, net of AFUDC				112.0	--	49.2	49.2	(23.6)	137.6
Loss on early extinguishment of debt				--	--	90.8	90.8	--	90.8
Equity income from unconsolidated investments, net	(27.0)	--	--	(27.0)	--	(18.5)	(18.5)	--	(45.5)
Gain on sale of AENZ stock				--	--	(253.9)	(253.9)	--	(253.9)
Preferred dividends				18.7	--	--	--	--	18.7
Interest income and other				(4.5)	(1.0)	0.6	(0.4)	9.4	4.5
Income taxes				131.6	2.4	65.1	67.5	3.9	203.0
Income from continuing operations				259.0	3.3	65.7	69.0	10.3	338.3
Loss from discontinued operations, net of tax				--	--	(22.6)	(22.6)	--	(22.6)
Net income				259.0	3.3	43.1	46.4	10.3	315.7
Total assets	5,085.9	766.1	475.7	6,327.7	74.8	531.7	606.5	149.9	7,084.1
Investments in equity method subsidiaries	175.3	--	--	175.3	--	4.4	4.4	--	179.7
Construction and acquisition expenditures	326.8	36.1	4.8	367.7	0.7	19.7	20.4	10.9	399.0

Products and Services - Alliant Energy's consolidated operating revenues by segment were as follows:

	2008	2007	2006
Utility - electric	**65%**	70%	73%
Utility - gas	**19%**	18%	19%
Non-regulated - RMT (including WindConnect®)	**11%**	8%	4%
Other	**5%**	4%	4%
	100%	100%	100%

Geographic Information - At Dec. 31, 2008, 2007 and 2006, Alliant Energy's long-lived assets to be held and used in foreign countries were not material.

(15) GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill - At both Dec. 31, 2008 and 2007, Alliant Energy had $3 million of goodwill related to RMT (including WindConnect®) included in "Other assets - deferred charges and other" on the Consolidated Balance Sheets.

Emission Allowances - Purchased emission allowances and related accumulated amortization were recorded as intangible assets in "Other assets - deferred charges and other" on the Consolidated Balance Sheets at Dec. 31 as follows (in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
Purchased emission allowances	**$64**	$64	**$57**	$57	**$7**	$7
Accumulated amortization	**1**	1	**1**	1	**--**	--

Amortization expense for purchased emission allowances is recorded in "Electric production fuel and purchased power" in the Consolidated Statements of Income and is offset with the amortization of the regulatory liabilities established with the sales of emission allowances in 2006 and 2005, resulting in no impact on Alliant Energy's results of operations. Amortization expense for emission allowances was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Amortization expense	**$--**	$--	$1	**$--**	$--	$1	**$--**	$--	$--

At Dec. 31, 2008, estimated amortization expense for 2009 to 2013 for purchased emission allowances was as follows (in millions):

	2009	2010	2011	2012	2013
IPL	$16	$16	$10	$9	$6
WPL	5	2	--	--	--
Alliant Energy	$21	$18	$10	$9	$6

(16) SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

All "per share" references refer to earnings per diluted share. Summation of the individual quarters may not equal annual totals due to rounding.

	2008				2007			
	March 31	**June 30**	**Sep. 30**	**Dec. 31**	March 31	June 30	Sep. 30	Dec. 31
	(in millions, except per share data)							
Operating revenues	**$992.0**	**$827.4**	**$980.3**	**$882.0**	$912.7	$746.2	$907.3	$871.4
Operating income (a)	**125.1**	**82.0**	**190.5**	**91.0**	120.8	97.0	203.6	341.7
Income from continuing operations (b)	**68.1**	**51.8**	**109.1**	**51.0**	65.2	45.0	116.2	198.3
Income (loss) from discontinued operations, net of tax (Refer to Note 17)	**--**	**9.0**	**(0.6)**	**(0.4)**	(1.3)	3.6	3.4	(5.1)
Net income (b)	**68.1**	**60.8**	**108.5**	**50.6**	63.9	48.6	119.6	193.2
Earnings per weighted average common share:								
Income from continuing operations (b)	**0.62**	**0.47**	**0.99**	**0.46**	0.56	0.40	1.05	1.80
Income (loss) from discontinued operations	**--**	**0.08**	**(0.01)**	**--**	(0.01)	0.03	0.03	(0.05)
Net income (b)	**0.62**	**0.55**	**0.98**	**0.46**	0.55	0.43	1.08	1.75

(a) In the fourth quarter of 2007, Alliant Energy recorded a pre-tax gain of $219 million related to the sale of IPL's electric transmission assets.
(b) In the fourth quarter of 2007, Alliant Energy recorded an after-tax gain of $123 million, or $1.11 per share, related to the sale of IPL's electric transmission assets.

(17) DISCONTINUED OPERATIONS

Alliant Energy has completed the disposal of certain non-regulated and utility businesses and other assets in order to strengthen its financial profile and narrow its strategic focus and risk profile. The following businesses/assets were sold during 2006 and 2007 and qualified as assets held for sale as defined by SFAS 144 before they were sold:

Business/Asset	Disposal Date	Segment
Non-regulated businesses:		
Gas gathering pipeline systems	Second quarter of 2006	Non-regulated - Other
China	Completed in the fourth quarter of 2006 (a)	Non-regulated - Other
Mexico	Second quarter of 2007	Non-regulated - Other
Utility businesses/assets:		
IPL's interest in DAEC	First quarter of 2006	Utility - Electric
WPL's water utility in South Beloit, Illinois	Third quarter of 2006	Utility - Other
WPL's electric and gas utility assets in Illinois (b)	First quarter of 2007	Utility - Electric and Gas
IPL's electric and gas utility assets in Illinois (c)	First quarter of 2007	Utility - Electric and Gas
IPL's electric transmission assets	Fourth quarter of 2007	Utility - Electric

(a) Of a total of 10 generating facilities in China, three were sold in 2005 and seven were sold in 2006.
(b) Upon completion of this sale, WPL received net proceeds of $24 million.
(c) Upon completion of this sale, IPL received net proceeds of $28 million.

The operating results of the non-regulated businesses listed in the above table have been separately classified and reported as discontinued operations in the Consolidated Statements of Income. The operating results of the utility businesses/assets listed in the above table have not been reported as discontinued operations due to Alliant Energy's continuing involvement in the operations of these businesses/assets after the disposal transaction.

A summary of the components of discontinued operations in the Consolidated Statements of Income was as follows (in millions):

	2008	2007	2006
Operating revenues (excluding gains)	**$--**	$--	$46.6
Operating expenses (excluding losses and valuation charges)	**0.3**	3.4	47.8
(Gains), losses and valuation charges, net:			
Mexico business (a)	**--**	(10.7)	32.1
China business	**--**	1.5	5.0
Other (b)	**--**	--	(7.2)
Interest expense and other:			
Interest expense (c)	**--**	2.1	9.6
Interest income and other	**--**	(0.5)	0.3
Income (loss) before income taxes	**(0.3)**	4.2	(41.0)
Income tax expense (benefit) (d)(e)	**(8.3)**	3.6	(18.4)
Income (loss) from discontinued operations, net of tax	**$8.0**	$0.6	($22.6)

(a) In 2007, Alliant Energy received net proceeds of $66 million and recorded a $10.7 million pre-tax gain related to the sale of its Mexico business. The increase in the fair value during 2007 that was realized upon sale of the Mexico business was largely due to the resolution of uncertainties regarding completion of the pending sale. In 2006, Alliant Energy recorded pre-tax, non-cash valuation charges of $32.1 million as a result of declines in the fair value of its Mexico business during 2006. The fair values in 2006 were estimated using updated market information from bids received from several potential buyers for the Mexico business.

(b) In 2006, Alliant Energy recorded a $7.2 million pre-tax gain related to the sale of its gas gathering pipeline systems.

(c) In accordance with EITF Issue 87-24, "Allocation of Interest to Discontinued Operations," Alliant Energy allocated interest expense to its Mexico and China businesses based on the amount of debt incurred by Resources that was specifically attributable to the operations and capital requirements of these respective businesses. In 2007 and 2006, the amount of interest expense allocated to Alliant Energy's Mexico business was $1.5 million and $4.4 million, respectively. In 2006, the amount of interest expense allocated to Alliant Energy's China business was $2.8 million.

(d) In 2008, Alliant Energy reached a settlement with the IRS related to the audit of its U.S. federal income tax returns for calendar years 2002 through 2004. As a result of completing the audit and recording known adjustments for the tax returns for calendar years 2005 and 2007, Alliant Energy recorded decreases in its liabilities for unrecognized tax benefits and related interest, net of tax, and changes to its provision for income taxes including the impact of $8 million of income tax benefits allocated to its discontinued operations in 2008 largely related to its former Australia and China businesses.

(e) In 2007, Alliant Energy reached a settlement with the IRS related to the audit of its U.S. federal income tax returns for calendar years 1999 through 2001, reassessed the most likely outcome of its 2002 through 2005 federal and state income tax audits and completed the filing of its U.S. federal income tax return for the calendar year 2006. In addition, Alliant Energy reversed deferred tax asset valuation allowances originally recorded in prior years related to a change in Alliant Energy's anticipated ability to utilize certain capital losses prior to the expiration period. As a result of these events, Alliant Energy recorded changes to its provision for income taxes including the impact of $1.3 million of income tax expense allocated to its discontinued operations in 2007 related to its former Australia, Energy Services and China businesses.

A summary of the components of cash flows for discontinued operations was as follows (in millions):

	2008	2007	2006
Net cash flows used for operating activities	**$--**	($11.7)	($17.4)
Proceeds from the disposition of assets	**--**	66.1	103.1
Net cash flows from (used for) investing activities	**--**	0.1	(2.2)
Net cash flows from investing activities	**--**	66.2	100.9
Net cash flows from financing activities	**--**	10.8	9.7

(18) ASSET RETIREMENT OBLIGATIONS (AROs)
Alliant Energy's AROs relate to legal obligations for the removal, closure or dismantlement of several assets including, but not limited to, active ash landfills, water intake facilities, above ground and under ground storage tanks, groundwater wells, distribution equipment, easement improvements, leasehold improvements and certain hydro facilities. Alliant Energy's AROs also include legal obligations for the management and final disposition of asbestos, lead-based paint and polychlorinated biphenyls (PCB) and closure of coal yards and ash ponds. Alliant Energy believes it is probable that any differences between expenses accrued for legal AROs related to its regulated operations and expenses recovered currently in rates will be recoverable in future rates, and is deferring the difference as a regulatory asset. Refer to Note 1(b) for additional information regarding AROs recorded as regulatory assets. Alliant Energy's AROs are recorded in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets. A reconciliation of the changes in AROs associated with long-lived assets is as follows (in millions):

	Alliant Energy		IPL		WPL	
	2008	2007	**2008**	2007	**2008**	2007
Balance at Jan. 1	**$42.8**	$38.5	**$30.9**	$27.1	**$11.9**	$11.4
Liabilities incurred (a)(b)	**7.8**	0.5	**3.2**	0.5	**4.6**	--
Revisions in estimated cash flows (c)	**7.8**	2.2	**6.7**	2.1	**1.1**	0.1
Accretion expense	**2.2**	2.2	**1.5**	1.5	**0.7**	0.7
Liabilities settled (c)	**(12.2)**	(0.6)	**(11.8)**	(0.3)	**(0.4)**	(0.3)
Balance at Dec. 31	**$48.4**	$42.8	**$30.5**	$30.9	**$17.9**	$11.9

(a) In 2008, IPL recorded an ARO of $3.2 million related to lead-based paint remediation at its Sixth Street and Prairie Creek Generating Stations required as a result of the impacts of the severe Midwest flooding at these generating stations in June 2008.
(b) In 2008, WPL recorded an ARO of $4.6 million related to its Cedar Ridge wind project.
(c) In 2008, IPL recorded revisions in estimated cash flows of $6.7 million and liabilities settled of $10.6 million due to the acceleration of asbestos remediation at its Sixth Street and Prairie Creek Generating Stations as a result of the impacts of the severe Midwest flooding at these generating stations in June 2008.

(19) VARIABLE INTEREST ENTITIES
FIN 46R requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. After making an ongoing exhaustive effort, Alliant Energy concluded it was unable to obtain the information necessary from the counterparties (subsidiaries of Calpine Corporation) for the Riverside and RockGen PPAs to determine whether the counterparties are variable interest entities per FIN 46R and if Alliant Energy is the primary beneficiary. These PPAs are currently accounted for as operating leases. The counterparties sell some or all of their generating capacity to WPL and can sell their energy output to WPL. Alliant Energy's maximum exposure to loss from these PPAs is undeterminable due to the inability to obtain the necessary information to complete such evaluation. In 2008, 2007 and 2006, Alliant Energy's (primarily WPL's) costs, excluding fuel costs, related to the Riverside PPA were $63 million, $64 million and $61 million, respectively. In each of 2008, 2007 and 2006, WPL's costs, excluding fuel costs, related to the RockGen PPA were $16 million.

(20) RELATED PARTIES
ATC - Pursuant to various agreements, WPL receives a range of transmission services from ATC. WPL provides operation, maintenance, and construction services to ATC. WPL and ATC also bill each other for use of shared facilities owned by each party. ATC billed WPL $82 million, $72 million and $59 million in 2008, 2007 and 2006, respectively. WPL billed ATC $9.0 million, $8.6 million and $9.9 million in 2008, 2007 and 2006, respectively. At Dec. 31, 2008 and 2007, WPL owed ATC net amounts of $5.9 million and $5.3 million, respectively. ATC also provides operation and maintenance services to IPL and billed IPL $0.2 million, $3.4 million and $3.1 million in 2008, 2007 and 2006, respectively.

(21) EARNINGS PER SHARE

A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per weighted average common share (EPS) calculation was as follows (in thousands):

Weighted average common shares outstanding:	**2008**	2007	2006
Basic EPS calculation	**110,170**	112,284	116,826
Effect of dilutive share-based awards	**138**	237	364
Diluted EPS calculation	**110,308**	112,521	117,190

The following options to purchase shares of common stock were excluded from the calculation of diluted EPS as the exercise prices were greater than the average market price:

	2008	2007	2006
Options to purchase shares of common stock	**41,939**	--	192,093
Weighted average exercise price of options excluded	**$30.98**	$--	$31.55

(22) SALE OF IPL'S ELECTRIC TRANSMISSION ASSETS

In December 2007, IPL completed the sale of its electric transmission assets located in Iowa, Minnesota and Illinois to ITC, a wholly owned subsidiary of ITC Holdings Corporation (ITC Holdings), for net proceeds of $772 million. Such proceeds were subject to post-closing adjustments based on the value of the net assets transferred as of the closing date and assumption by ITC of certain liabilities of IPL, which resulted in $4 million of additional net proceeds in 2008. IPL used proceeds from the sale to issue a $400 million dividend to Alliant Energy, to retire $150 million of its short-term debt, to fund investments in short-term securities and for general corporate purposes. IPL sold its electric transmission assets in December 2007 in order to monetize the value of the assets to help fund future capital expenditures, to capture tax benefits under federal tax policy that allowed deferral of gains on sales of qualifying electric transmission assets completed prior to Jan. 1, 2008 and to promote regional transmission expansion that is expected to improve transmission reliability and access for its customers in Iowa and Minnesota.

Pursuant to the sale agreement, ITC acquired IPL's transmission assets at 34.5-kilovolts and higher, including transmission lines, transmission substations, and associated land rights, contracts, permits and equipment. As of the closing date, the carrying value of the assets and liabilities sold was as follows (in millions):

Assets:		Liabilities:	
Property, plant and equipment, net	$513	Current liabilities	$5
Other	3	Long-term regulatory and other liabilities	44
	$516		$49

The sale of IPL's electric transmission assets resulted in a pre-tax gain of $219 million, which was recorded in "Gain on sale of IPL's electric transmission assets" in the Consolidated Statement of Income in 2007. The gain reflected the net proceeds from the sale plus an estimate for post-closing adjustments less the net assets sold identified in the table above and the regulatory liability established pursuant to an IUB order discussed below.

Upon closing the sale, IPL established a regulatory liability of $89 million pursuant to conditions established by the IUB in September 2007 when it allowed the transaction to proceed. The regulatory liability represents the present value of IPL's obligation to refund to its customers payments of $13 million per year for eight years beginning in the year IPL's customers experience an increase in rates related to the transmission charges assessed by ITC discussed below. The regulatory liability will earn interest at a rate equivalent to the monthly average U.S. Treasury for three-year maturities. During the IUB hearing process, IPL also committed that it would not file for a regulatory capital structure with a common equity ratio in excess of 50% in its next electric rate proceeding filed in Iowa. Under currently enacted tax law, by closing the sale by the end of 2007 and by meeting certain other requirements, IPL expects to qualify to pay taxes related to the gain on the sale ratably over an eight-year period.

The operating results of IPL's electric transmission assets have not been reported as discontinued operations due to Alliant Energy's continuing involvement in the operations of these assets after the disposal transaction. Refer to Note 17 for additional information.

The transmission rates that ITC Holdings' subsidiaries charge their utility customers for transmission service are fully regulated by FERC. Subsequent to the closing date, IPL will pay the regulated rates to ITC for transmission services needed to serve its customers.

SELECTED FINANCIAL AND OPERATING STATISTICS

FINANCIAL INFORMATION	**2008 (a)**	2007 (a)	2006 (a)	2005	2004
	(dollars in millions, except per share data)				
Income Statement Data:					
Operating revenues	**$3,681.7**	$3,437.6	$3,359.4	$3,279.6	$2,804.8
Income from continuing operations	**280.0**	424.7	338.3	56.4	218.4
Income (loss) from discontinued operations, net of tax	**8.0**	0.6	(22.6)	(64.1)	(72.9)
Net income (loss)	**288.0**	425.3	315.7	(7.7)	145.5
Common Stock Data:					
Earnings per weighted average common share (basic):					
Income from continuing operations	**$2.54**	$3.78	$2.90	$0.48	$1.93
Income (loss) from discontinued operations	**$0.07**	$0.01	($0.20)	($0.55)	($0.65)
Net income (loss)	**$2.61**	$3.79	$2.70	($0.07)	$1.28
Earnings per weighted average common share (diluted):					
Income from continuing operations	**$2.54**	$3.77	$2.89	$0.48	$1.92
Income (loss) from discontinued operations	**$0.07**	$0.01	($0.20)	($0.55)	($0.64)
Net income (loss)	**$2.61**	$3.78	$2.69	($0.07)	$1.28
Common shares outstanding at year-end (000s)	**110,449**	110,359	116,127	117,036	115,742
Dividends declared per common share	**$1.40**	$1.27	$1.15	$1.05	$1.0125
Market value per share at year-end	**$29.18**	$40.69	$37.77	$28.04	$28.60
Book value per share at year-end	**$25.56**	$24.30	$22.83	$20.85	$22.13
Market capitalization at year-end	**$3,222.9**	$4,490.5	$4,386.1	$3,281.7	$3,310.2
Other Selected Financial Data:					
Cash flows from operating activities	**$319.5**	$588.8	$403.3	$565.4	$541.3
Construction and acquisition expenditures	**$879.0**	$542.0	$399.0	$538.1	$649.3
Total assets at year-end	**$8,201.5**	$7,189.7	$7,084.1	$7,733.1	$8,275.2
Long-term obligations, net	**$1,887.1**	$1,547.1	$1,520.7	$2,147.0	$2,502.0
Times interest earned before income taxes (b)	**4.49X**	6.99X	4.84X	1.13X	2.86X
Capitalization ratios:					
Common equity	**56%**	59%	58%	48%	48%
Preferred stock	**5%**	5%	5%	5%	5%
Long- and short-term debt	**39%**	36%	37%	47%	47%
Total	**100%**	100%	100%	100%	100%

(a) Refer to "Results of Operations" in MDA for discussion of the 2008, 2007 and 2006 results of operations.

(b) Represents the sum of income from continuing operations before income taxes plus preferred dividend requirements of subsidiaries plus interest expense divided by interest expense. The calculation does not consider the "Loss on early extinguishment of debt" that Alliant Energy has incurred as part of interest expense.

ELECTRIC OPERATING INFORMATION	**2008**	2007	2006	2005	2004
Operating Revenues (in millions) (a):					
Residential	**$844.7**	$847.5	$857.1	$823.4	$716.7
Commercial	**537.5**	535.2	549.8	497.4	437.8
Industrial	**734.7**	731.9	763.7	675.2	609.9
Retail subtotal	**2,116.9**	2,114.6	2,170.6	1,996.0	1,764.4
Sales for resale:					
Wholesale	**201.9**	179.8	145.2	158.7	116.8
Bulk power and other	**31.1**	56.7	68.5	114.6	69.0
Other (includes wheeling)	**61.4**	59.7	58.7	51.3	58.8
Total	**$2,411.3**	$2,410.8	$2,443.0	$2,320.6	$2,009.0
Electric Sales (000s megawatt-hours (MWh)) (a):					
Residential	**7,664**	7,753	7,670	7,881	7,354
Commercial	**6,181**	6,222	6,187	6,110	5,702
Industrial	**12,490**	12,692	12,808	12,830	12,596
Retail subtotal	**26,335**	26,667	26,665	26,821	25,652
Sales for resale:					
Wholesale	**3,813**	3,547	3,064	3,161	2,943
Bulk power and other	**983**	2,550	2,632	2,933	2,159
Other	**164**	167	171	173	178
Total	**31,295**	32,931	32,532	33,088	30,932
Customers (End of Period) (a):					
Residential	**840,644**	840,122	855,948	849,845	839,745
Commercial	**134,536**	134,235	135,822	134,149	131,152
Industrial	**2,934**	2,964	3,064	3,044	2,916
Other	**3,534**	3,529	3,391	3,368	3,312
Total	**981,648**	980,850	998,225	990,406	977,125
Other Selected Electric Data:					
Maximum peak hour demand (MW)	**5,491**	5,751	5,989	5,932	5,644
Cooling degree days (b):					
Cedar Rapids, Iowa (IPL) (normal - 779)	**583**	846	765	891	526
Madison, Wisconsin (WPL) (normal - 642)	**538**	781	637	847	446
Sources of electric energy (000s MWh):					
Coal	**17,495**	18,643	17,578	17,360	18,472
Purchased power:					
Nuclear (c)	**5,465**	5,103	5,128	1,008	-
Wind	**853**	872	840	823	868
Other	**7,013**	7,426	8,088	9,062	7,421
Gas	**1,037**	1,894	1,541	2,052	792
Wind	**30**	-	-	-	-
Nuclear (c)	**-**	-	264	3,461	5,018
Other	**215**	309	263	297	262
Total	**32,108**	34,247	33,702	34,063	32,833
Revenue per kilowatt-hour (KWh) sold to retail customers (cents)	**8.04**	7.93	8.14	7.44	6.88

(a) In February 2007, Alliant Energy sold its electric distribution properties in Illinois. At the date of the sale, Alliant Energy had approximately 22,000 electric retail customers in Illinois. Prior to the asset sales, the electric sales to retail customers in Illinois are included in residential, commercial and industrial sales in the tables above. Following the asset sales, the electric sales associated with these customers are included in wholesale electric sales.

(b) Cooling degree days are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are estimated using a 20-year rolling average of historical cooling degree days.

(c) In January 2006 and July 2005, IPL and WPL sold their respective interests in DAEC and Kewaunee and upon closing of the sales entered into long-term purchased power agreements to purchase energy and capacity from DAEC and Kewaunee, respectively.

GAS OPERATING INFORMATION	**2008**	2007	2006	2005	2004
Operating Revenues (in millions) (a):					
Residential	**$385.0**	$348.6	$342.8	$358.1	$315.6
Commercial	**240.5**	199.0	198.8	202.0	172.3
Industrial	**51.1**	39.4	38.7	43.8	38.4
Retail subtotal	**676.6**	587.0	580.3	603.9	526.3
Interdepartmental	**7.8**	17.4	19.2	55.9	22.3
Transportation/other	**26.0**	25.8	33.8	25.3	21.2
Total	**$710.4**	$630.2	$633.3	$685.1	$569.8
Gas Sales (000s Dths) (a):					
Residential	**30,630**	28,137	26,406	28,554	29,338
Commercial	**22,461**	19,417	18,707	18,763	19,199
Industrial	**5,558**	4,694	4,498	4,406	5,127
Retail subtotal	**58,649**	52,248	49,611	51,723	53,664
Interdepartmental	**1,373**	2,591	2,468	6,959	3,501
Transportation/other	**59,253**	58,911	53,436	55,891	46,125
Total	**119,275**	113,750	105,515	114,573	103,290
Retail Customers at End of Period (a):					
Residential	**365,193**	363,825	374,494	371,443	366,493
Commercial	**45,413**	45,374	46,319	46,153	45,630
Industrial	**584**	591	657	692	730
Total	**411,190**	409,790	421,470	418,288	412,853
Other Selected Gas Data:					
Heating degree days (b):					
Cedar Rapids, Iowa (IPL) (normal - 6,732)	**7,636**	6,815	6,247	6,585	6,549
Madison, Wisconsin (WPL) (normal - 7,095)	**7,714**	6,935	6,520	6,840	6,954
Revenue per Dth sold to retail customers	**$11.54**	$11.23	$11.70	$11.68	$9.81
Purchased gas costs per Dth sold to retail customers	**$8.73**	$8.11	$8.32	$8.68	$6.98

(a) In February 2007, Alliant Energy sold its natural gas properties in Illinois. At the date of the sale, Alliant Energy had approximately 14,000 gas retail customers in Illinois. Prior to the asset sales, the gas sales to retail customers in Illinois are included in residential, commercial and industrial sales in the tables above.

(b) Heating degree days are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are estimated using a 20-year rolling average of historical heating degree days.

Stock Exchange Listings	Stock Exchange	Trading Symbol	Newspaper Abbreviation
Alliant Energy — Common	New York Stock Exchange	LNT	AlliantEngy
Interstate Power and Light Company	New York Stock Exchange		
— 8.375% Preferred		IPL Pr B	IntstPwrLt pfB
— 7.10% Preferred		IPL Pr C	IntstPwrLt pfC
Wisconsin Power and Light Company	NYSE Amex		
— 4.50% Preferred		WIS_PR	WI P&L pf

All other Wisconsin Power and Light Company preferred are traded on the over-the-counter market.

2009 Record and Dividend Payment Dates

Anticipated record and payment dates are as follows:

Common Stock	
Record dates	Payment dates
Jan. 30	Feb. 13
Apr. 30	May 15
July 31	Aug. 14
Oct. 30	Nov. 13

Alliant Energy Corporation had 38,681 shareowners of record as of Dec. 31, 2008. Shareowner records were maintained by Wells Fargo Shareowner Services in St. Paul, Minn.

Common Stock Quarterly Price Ranges and Dividends

	2008			2007		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$ 42.37	$ 34.00	$ .35	$ 46.30	$ 35.21	$.3175
Second	38.88	33.50	.35	46.53	37.86	.3175
Third	35.60	31.19	.35	40.80	34.95	.3175
Fourth	32.86	22.80	.35	43.41	37.32	.3175
Year	**42.37**	**22.80**	**1.40**	**46.53**	**34.95**	**1.27**

Alliant Energy Corporation 2008 year-end common stock price: $29.18

Annual Meeting

The 2009 Annual Meeting of Shareowners will be held at Kirkwood Center for Continuing Education, 7725 Kirkwood Blvd SW, Cedar Rapids, Iowa, on Thursday, May 14, 2009, at 1:00 p.m., Central Daylight Time (CDT).

Form 10-K Information

Upon request, the Company will provide, without charge, copies of the Annual Report on Form 10-K for the year ended Dec. 31, 2008, as filed with the Securities and Exchange Commission (SEC). All reports filed with the SEC also are available through our web site at *www.alliantenergy.com/investors.*

Analyst Inquiries

Inquiries from the financial community may be directed to:

Jamie Freeman
Manager-Investor Relations
P.O. Box 77007
Madison, WI 53707-1007
Phone: (608) 458-3274
Fax: (608) 458-0130

E-mail:
jamiefreeman@alliantenergy.com

Shareowner Direct Plan

The Shareowner Direct Plan is available to all shareowners of record and first-time investors. Through the plan, shareowners may buy common stock directly through the Company without paying any brokerage commissions. Full details are in the prospectus, which can be obtained through our web site or by calling Wells Fargo Shareowner Services. Contact information is listed on this page.

Electronic Access to Alliant Energy Annual Report, Proxy Statement and Form 10-K

Alliant Energy offers shareowners access to its Annual Report, Proxy Statement and Form 10-K online at *www.alliantenergy.com/investors* as a convenient and cost-effective alternative to mailing the printed materials.

Shareowners who have access to the Internet are encouraged to enroll in the electronic access program at the web site: *www.shareowneronline.com.*

Direct Deposit

Shareowners who are not reinvesting their dividends through the Shareowner Direct Plan may choose to have their quarterly dividend electronically deposited into their checking or savings account. Electronic deposit may be initiated or changed through the web site at *www.shareowneronline.com* or by calling Wells Fargo Shareowner Services. Contact information is listed on this page.

Duplicate Mailings

Shares owned by one person but held in different forms of the same name result in duplicate mailing of shareowner information at added expense to the Company. Such duplication can be eliminated only at the direction of the shareowner. Please notify Wells Fargo Shareowner Services in order to eliminate duplication. Contact information is listed on this page.

Certifications

The Company has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2008, the certifications of its Chairman, President and Chief Executive Officer and Vice President-Chief Financial Officer and Treasurer required by Section 302 of the Sarbanes-Oxley Act. The Company submitted to the New York Stock Exchange during 2008 the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Stock Transfer Agent, Registrar, and Dividend Payments

Wells Fargo Shareowner Services
161 North Concord Exchange
P.O. Box 64854
St. Paul, MN 55164-0854

Phone: 1-800-356-5343
7:00 a.m. to 7:00 p.m. CDT,
Monday through Friday.

Website:
www.wellsfargo.com/shareownerservices
On-line account access:
www.shareowneronline.com

Historical Research/Cost Basis/ Other Company Information

For assistance with cost basis and research or requests for copies of our Annual Report, Proxy Statement and Form 10-K, please contact Alliant Energy Shareowner Services in Madison using the contact information listed below.

Additional Corporate Inquiries/Information

Alliant Energy Shareowner Services
4902 North Biltmore Lane
P.O. Box 14720
Madison, WI 53708-0720

Phone: 1-800-353-1089
8:30 a.m. to 4:30 p.m. CDT,
Monday through Friday.

Email:
shareownerservices@alliantenergy.com

Alliant Energy
Corporate Headquarters

4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
General information: 1-800-ALLIANT
Alliant Energy Shareowner Services: 1-800-353-1089
Wells Fargo Shareowner Services: 1-800-356-5343

Current information about
Alliant Energy is available on the
Internet at *www.alliantenergy.com*



ALLIANT ENERGY EARTHWISE
PRESERVE • CONSERVE

ALLIANT ENERGY.
We're on for you.™

LNT LISTED NYSE The common stock of Alliant Energy Corp. is traded on the New York Stock Exchange under the symbol LNT.

Printed with SOY INK recycled paper 71-1371 • 287248 3/09 90M JS

ALLIANT ENERGY CORPORATION



2009

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

ALLIANT ENERGY

YOUR VOTE IS IMPORTANT

ALLIANT ENERGY CORPORATION

ANNUAL MEETING OF SHAREOWNERS

DATE: **Thursday, May 14, 2009**

TIME: **1:00 p.m. (Central Daylight Time)**

LOCATION: **Kirkwood Center for Continuing Education**
7725 Kirkwood Blvd., S.W.
Cedar Rapids, Iowa 52404

SHAREOWNER INFORMATION

Wells Fargo Shareowner Services
161 North Concord Exchange
P. O. Box 64854
St. Paul, MN 55164-0854
1-800-356-5343
www.wellsfargo.com/shareownerservices

Alliant Energy Corporation
4902 North Biltmore Lane
P. O. Box 14720
Madison, WI 53708-0720
Phone: 608-458-3110

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

Dear Alliant Energy Corporation Shareowner:

On Thursday, May 14, 2009, Alliant Energy Corporation will hold its 2009 Annual Meeting of Shareowners at the Kirkwood Center for Continuing Education, 7725 Kirkwood Blvd., S.W., Cedar Rapids, Iowa. The meeting will begin at 1:00 p.m. (Central Daylight Time).

Only our shareowners of record at the close of business on March 19, 2009 may vote at this meeting. All shareowners are requested to be present at the meeting in person or by proxy so that a quorum may be ensured. At the meeting, our shareowners will be asked to:

1. Elect three directors to serve on our Board of Directors for terms expiring at the 2012 Annual Meeting;

2. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2009; and

3. Attend to any other business properly presented at the meeting.

Our Board of Directors presently knows of no other business to come before the meeting.

If your shares are registered directly with our Shareowner Direct Plan, the Alliant Energy 401(k) Savings Plan or the IES Employee Stock Ownership Plan, then you may vote those shares by telephone or Internet. Instructions for voting by these convenient methods are shown on the enclosed proxy card. If you prefer, you may sign and date the enclosed proxy card and return it in the postage-paid envelope.

A copy of our 2008 Annual Report was included in the mailing of this Notice of Annual Meeting and Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to Be Held on May 14, 2009. The Alliant Energy Corporation proxy statement for the 2009 Annual Meeting of Shareowners and the 2008 Annual Report to Shareowners are available at http://www.alliantenergy.com/eproxy.

By Order of the Board of Directors,

F. J. Buri
Corporate Secretary

Dated, mailed and made available on the Internet on or about April 2, 2009.

TABLE OF CONTENTS

Questions and Answers	1
Election of Directors	4
Meetings and Committees of the Board	6
Corporate Governance	9
Ownership of Voting Securities	12
Compensation Discussion and Analysis	13
Compensation and Personnel Committee Report	21
Summary Compensation Table	22
Grants of Plan-Based Awards	24
Outstanding Equity Awards at Fiscal Year-End	25
Option Exercises and Stock Vested	26
Pension Benefits	27
Nonqualified Deferred Compensation	30
Potential Payments Upon Termination or Change in Control	31
Director Compensation	37
Report of the Audit Committee	40
Proposal for the Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2009	41
Section 16(a) Beneficial Ownership Reporting Compliance	42

QUESTIONS AND ANSWERS

1. **Q: Why am I receiving these materials?**
   A: Our Board of Directors is providing these proxy materials to you in connection with our Annual Meeting of Shareowners (the "Annual Meeting"), which will take place on Thursday, May 14, 2009. As a shareowner, you are invited to attend the Annual Meeting and are entitled to and requested to vote on the proposals described in this proxy statement.

2. **Q: What is Alliant Energy Corporation?**
   A: We are a public utility holding company whose primary first tier subsidiaries are Interstate Power and Light Company ("IPL"), Wisconsin Power and Light Company ("WPL"), Alliant Energy Resources, LLC ("Resources") and Alliant Energy Corporate Services, Inc. ("Corporate Services").

3. **Q: Who is entitled to vote at the Annual Meeting?**
   A: Only shareowners of record at the close of business on March 19, 2009 are entitled to vote at the Annual Meeting. As of the record date, 110,635,691 shares of our common stock were issued and outstanding. Each shareowner is entitled to one vote for each share of our common stock held on the record date.

4. **Q: What may I vote on at the Annual Meeting?**
   A: You may vote on:

   - The election of three nominees to serve on our Board of Directors for terms expiring at the 2012 Annual Meeting; and
   - The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2009.

5. **Q: How does the Board of Directors recommend I vote?**
   A: Our Board of Directors recommends that you vote your shares FOR each of the listed director nominees; and FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2009.

6. **Q: How can I vote my shares?**
   A: You may vote either in person at the Annual Meeting or by appointing a proxy. If your shares are registered directly with our Shareowner Direct Plan, the Alliant Energy 401(k) Savings Plan or the IES Employee Stock Ownership Plan, then you have three options to appoint a proxy:

   - By telephone;
   - By Internet; or
   - By mailing the proxy card.

   Please refer to the instructions included on your proxy card to vote by proxy. If you hold your shares through a bank, broker or other record holder, then you may vote by the methods your bank or broker make available, in which case the bank or broker will include instructions with this proxy statement. If you vote by the Internet, then you should understand that there might be costs associated with electronic access that you must bear, such as usage charges from Internet access providers and telephone companies. Appointing a proxy will not affect your right to vote your shares if you attend the Annual Meeting and desire to vote in person.

7. **Q: How are votes counted?**
   A: In voting for the election of directors, you may vote FOR all of the director nominees or you may WITHHOLD your vote with respect to one or more nominees. In voting on the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2009, you may vote FOR, AGAINST or you may ABSTAIN. If you return your signed proxy card but do not mark the boxes showing how you wish to vote, your shares will be voted "FOR" all listed director nominees and "FOR" the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2009. If your proxy card is not signed, your votes will not be counted.

8. **Q: Can I change my vote?**
   A: You have the right to revoke your proxy at any time before the Annual Meeting by:

   - Providing written notice to our Corporate Secretary and voting in person at the Annual Meeting; or
   - Appointing a new proxy prior to the start of the Annual Meeting.

   Attendance at the Annual Meeting will not cause your previously appointed proxy to be revoked unless you specifically so request in writing.

9. **Q: What shares are included on the proxy card(s)?**
   A: Your proxy card(s) covers all of your shares of our common stock, including any shares held in your account under our Shareowner Direct Plan and the 401(k) Savings Plan. For present or past employees of IPL, your proxy card includes any shares held in your account under the IES Employee Stock Ownership Plan.

10. **Q: How is the Company's common stock held for employees in the Alliant Energy Corporation 401(k) Savings Plan voted?**
    A: Your shares held in the 401(k) Savings Plan will be included on the proxy card that covers all of your shares of our common stock. You will not receive a separate proxy card for these shares.

11. **Q: What does it mean if I get more than one proxy card?**
    A: If your shares are registered differently and are in more than one account, then you will receive more than one proxy card. Be sure to vote all of your accounts to ensure that all of your shares are voted. We encourage you to have all accounts registered in the same name and address (whenever possible). You can accomplish this by contacting Wells Fargo Shareowner Services at the shareowner information number shown at the front of this proxy statement.

12. **Q: Who may attend the Annual Meeting?**
    A: All shareowners who owned our shares of common stock on March 19, 2009 may attend the Annual Meeting. You will be asked to indicate whether you plan to attend the Annual Meeting when voting by telephone or Internet, or you may indicate your intention to attend the Annual Meeting on the enclosed proxy card.

13. **Q: How will voting on any other business be conducted?**
    A: Our Board of Directors does not know of any business to be considered at the Annual Meeting other than the election of directors and the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2009. If any other business is properly presented at the Annual Meeting, your proxy gives William D. Harvey, our Chairman, President and Chief Executive Officer, and F. J. Buri, our Corporate Secretary, authority to vote on such matters at their discretion.

14. **Q: Where and when will I be able to find the results of the voting?**
    A: The results of the voting will be announced at the Annual Meeting. You may also call us at the information number shown at the Notice of Annual Meeting for the results. We will also publish the final results in our Quarterly Report on Form 10-Q for the second quarter of 2009 to be filed with the Securities and Exchange Commission ("SEC").

15. **Q: Are our 2008 Annual Report and these proxy materials available on the Internet?**
    A: Yes. As required by rules adopted by the SEC, we are making our proxy statement and our annual report available to our shareowners electronically via the Internet. You can access these materials at **http://www.alliantenergy.com/eproxy**.

16. **Q: How can I access future proxy materials and annual reports on the Internet?**
    A: We are offering you the opportunity to consent to access our future notices of shareowner meetings, proxy materials and annual reports electronically through our web site.

    If you are a shareowner of record, you can consent to access these materials electronically to allow us to save the cost of producing and mailing these materials by marking the appropriate box on your proxy card or by following the instructions provided if you vote over the Internet or by telephone. If you consent to access these materials over the Internet, then you will receive a proxy card in the mail next year with instructions containing the Internet address to access those materials. However, you will not receive those proxy materials and the annual report by mail. Your consent will remain in effect unless it is revoked by writing to Wells Fargo Shareowner Services at the shareowner information address shown at the front of this proxy statement.

If you hold your stock through a bank, broker or other holder of record, please refer to the information provided by that entity for instructions on how to elect to view future proxy statements and annual reports over the Internet.

If you consent to electronic access, then you will be responsible for your usual Internet-related charges (e.g., on-line fees and telephone charges) in connection with electronic viewing and printing of proxy materials and annual reports. We will continue to distribute printed materials to shareowners who do not consent to access these materials electronically.

17. **Q: When are shareowner proposals for the 2010 Annual Meeting due?**

A: All shareowner proposals to be considered for inclusion in our proxy statement for the 2010 Annual Meeting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), must be received at our principal office by Dec. 3, 2009.

In addition, any shareowner who intends to present a proposal at the 2010 Annual Meeting must comply with the requirements set forth in our Bylaws. Our Bylaws state, among other things, that to bring business before an annual meeting, a shareowner must give written notice that complies with the Bylaws to our Corporate Secretary not later than 45 days in advance of the first annual anniversary of the date we first mailed our proxy statement to shareowners for the prior year's annual meeting. Accordingly, we must receive notice of a shareowner's proposal submitted other than pursuant to Rule 14a-8 no later than Feb. 16, 2010. If the notice is received after Feb. 16, 2010, then the notice will be considered untimely and we are not required to present such proposal at the 2010 Annual Meeting. If our Board of Directors chooses to present a proposal submitted other than pursuant to Rule 14a-8 at the 2010 Annual Meeting, then the persons named in the proxies solicited by the Board of Directors for the 2010 Annual Meeting may exercise discretionary voting power with respect to such proposal.

18. **Q: Who is our independent registered public accounting firm and how is it appointed?**

A: Deloitte & Touche LLP audited our financial statements for the year ended Dec. 31, 2008. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire and to be available to respond to appropriate questions. The Audit Committee of the Board of Directors has appointed, and is recommending for ratification by shareowners its appointment of, Deloitte & Touche LLP as our independent registered public accounting firm for the year ending Dec. 31, 2009.

19. **Q: Who will bear the cost of soliciting proxies for the Annual Meeting and how will these proxies be solicited?**

A: We will pay the cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our officers and employees who will not receive any additional compensation for these solicitation activities. We will pay banks, brokers, nominees and other fiduciaries reasonable charges and expenses incurred in forwarding the proxy materials to their principals. We have retained Laurel Hill Advisory Group LLC to aid in the solicitation at an estimated cost of $7,500 plus reimbursable out-of-pocket expenses.

20. **Q: If more than one shareowner lives in my household, how can I obtain an extra copy of the 2008 Annual Report and proxy statement?**

A: Pursuant to the rules of the SEC, services that deliver our communications to shareowners that hold their stock through a bank, broker or other holder of record may deliver to multiple shareowners sharing the same address a single copy of our 2008 Annual Report and proxy statement. Upon written or oral request, we will mail a copy of the 2008 Annual Report and proxy statement to any shareowner at a shared address to which a single copy of the document was previously delivered. You may notify us of your request by calling or writing to us at the information address or number shown on the Notice of Annual Meeting. You may also access these materials at **http://www.alliantenergy.com/eproxy.**

ELECTION OF DIRECTORS

At the Annual Meeting, three directors will be elected for terms expiring in 2012. The nominees for election as recommended by the Nominating and Governance Committee and selected by the Board of Directors are Ann K. Newhall, Dean C. Oestreich and Carol P. Sanders. Each of the nominees is currently serving on our Board of Directors. Each person elected as a director will serve until our Annual Meeting of Shareowners in 2012, or until his or her successor has been duly qualified and elected.

Directors will be elected by a plurality of the votes cast at the meeting (assuming a quorum is present). Consequently, any shares not voted at the meeting will have no effect on the election of directors. The proxies solicited may be voted for a substitute nominee or nominees if any of the nominees are unable to serve, or for good reason will not serve, a contingency not now anticipated.

Brief biographies of the director nominees and continuing directors follow. These biographies include their ages (as of Dec. 31, 2008), an account of their business experience and the names of publicly held and certain other corporations of which they are also directors. Except as otherwise indicated, each nominee and continuing director has been engaged in his or her present occupation for at least the past five years.

Prior to Nov. 25, 2008, each of our directors served on the Board of Directors of Resources during the period they served as a director of our company. On Nov. 25, 2008, Resources was converted to a limited liability company and, as a result, no longer has a Board of Directors.

NOMINEES



ANN K. NEWHALL — Director since 2003
Age 57 — Nominated Term expires in 2012

Ms. Newhall retired in August 2008 from her position as Executive Vice President, Chief Operating Officer, Secretary and a Director of Rural Cellular Corporation ("RCC"), a cellular communications corporation located in Alexandria, Minn., following RCC's sale to Verizon. Ms. Newhall held this position from 2000 to 2008. Ms. Newhall has served as a Director of IPL and WPL since 2003. Ms. Newhall is Chairperson of the Compensation & Personnel Committee.



DEAN C. OESTREICH — Director since 2005
Age 56 — Nominated Term expires in 2012

Mr. Oestreich has been Chairman of Pioneer Hi-Bred International, Inc., developer and supplier of advanced plant genetics, and a wholly-owned subsidiary of DuPont Corporation, located in Johnston, Iowa, since November 2007. He has served as Vice President of DuPont Corporation since 2004. He previously served as President of Pioneer Hi-Bred International, Inc. from 2004 to 2007. Mr. Oestreich previously served as Vice President and Business Director of North America from 2002 to 2004. Mr. Oestreich has served as a Director of IPL and WPL since 2005. Mr. Oestreich is Chairperson of the Environmental, Nuclear, Health and Safety Committee.



CAROL P. SANDERS — Director since 2005
Age 41 — Nominated Term expires in 2012

Ms. Sanders has served as Chief Financial Officer and Corporate Secretary of Jewelers Mutual Insurance Company of Neenah, Wis., a nationwide insurer that specializes in protecting jewelers and personal jewelry, since 2004. She previously served as Controller and Assistant Treasurer of Sentry Insurance located in Stevens Point, Wis. from 2001 to 2004. Ms. Sanders has served as a Director of IPL and WPL since 2005. Ms. Sanders is Chairperson of the Audit Committee.

The Board of Directors unanimously recommends a vote FOR all nominees for election as directors.

CONTINUING DIRECTORS



MICHAEL L. BENNETT Director since 2003
Age 55 Term expires in 2010

Mr. Bennett has served as President and Chief Executive Officer of Terra Industries Inc., an international producer of nitrogen products and methanol ingredients headquartered in Sioux City, Iowa, since April 2001. He also serves as Chairman of the Board for Terra Nitrogen GP Inc., a subsidiary of Terra Industries Inc. Mr. Bennett has served as a Director of IPL and WPL since 2003. Mr. Bennett is Chairperson of the Nominating and Governance Committee and the Lead Independent Director.



WILLIAM D. HARVEY Director since 2005
Age 59 Term expires in 2011

Mr. Harvey has served as Chairman of the Board of the Company, IPL and WPL since February 2006. He has served as President and Chief Executive Officer of the Company and as the Chief Executive Officer of IPL, WPL and Resources since July 2005 and as President of Resources since January 2005. He previously served as President and Chief Operating Officer of the Company and Chief Operating Officer of IPL, WPL and Resources since January 2004 and as Executive Vice President – Generation for the Company, IPL and Resources and President of WPL from 1998 to January 2004.



DARRYL B. HAZEL Director since 2006
Age 60 Term expires in 2010

Mr. Hazel has served as President of the Customer Service Division and Senior Vice President of Ford Motor Company, an automobile manufacturer, since March 2006. He previously served as President of Marketing of Ford Motor Company from September 2005 to March 2006; President of the Ford Division from April 2005 to September 2005; and President of the Lincoln Mercury Division from August 2002 to April 2005. Mr. Hazel has served as Director of IPL and WPL since 2006.



JAMES A. LEACH Director since 2007
Age 66 Term expires in 2011

Former Congressman Leach is the John L. Weinberg Professor of Public and International Policy at the Woodrow Wilson School of Princeton University in Princeton, N.J., a position he has held since 2007. From Jan. 2008 through Dec. 2008, he served as the Director of the Institute of Politics at the John F. Kennedy School of Government at Harvard University in Boston, MA while on leave from Princeton. Congressman Leach served as a member of the United States House of Representatives from the State of Iowa during the period of 1977 through 2006. He serves on the Board of Directors of United Fire and Casualty Company and on a series of non-profit organization boards. Mr. Leach has served as a Director of IPL and WPL since 2007.



SINGLETON B. MCALLISTER Director since 2001
Age 56 Term expires in 2011

Ms. McAllister has been a partner in the Washington D. C. office of the law firm of LeClair & Ryan LLP since October 2007. She previously served as a partner in the law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P. C. from July 2005 to October 2007. Ms. McAllister served as the Corporate Diversity Counsel practice group chair and in the public law and policy strategies group of the Washington, D.C. law firm office of Sonnenschein, Nath & Rosenthal, LLP from 2003 to July 2005. She serves on the Board of Directors of United Rentals, Inc. Ms. McAllister has served as a Director of IPL and WPL since 2001.



DAVID A. PERDUE Director since 2001
Age 59 Term expires in 2010

Mr. Perdue retired in July 2007 from his position as Chairman of the Board and Chief Executive Officer of Dollar General Corporation, a retail organization headquartered in Goodlettsville, Tenn., following its sale to a private equity firm. He was named Chief Executive Officer and a Director in April 2003 and elected Chairman of the Board in June 2003. From July 2002 to March 2003, he was Chairman and Chief Executive Officer of Pillowtex Corporation, a textile manufacturing company located in Kannapolis, N.C. Mr. Perdue serves on the Board of Directors of Jo-Ann Stores, Inc. Mr. Perdue has served as a Director of IPL and WPL since 2001.



JUDITH D. PYLE
Age 65

Director since 1992
Term expires in 2010

Ms. Pyle is President of Judith Dion Pyle and Associates, a financial services company located in Middleton, Wis. Prior to assuming her current position in 2003, she served as Vice Chair of The Pyle Group, a financial services company located in Madison, Wis. She previously served as Vice Chair and Senior Vice President of Corporate Marketing of Rayovac Corporation, a battery and lighting products manufacturer located in Madison, Wis. In addition, Ms. Pyle is a Director of Uniek, Inc. Ms. Pyle has served as a Director of WPL since 1994 and of IPL since 1998.

MEETINGS AND COMMITTEES OF THE BOARD

The Board of Directors has standing Audit; Compensation and Personnel; Nominating and Governance; Environmental, Nuclear, Health and Safety; Capital Approval; and Executive Committees. The Board of Directors has adopted formal written charters for each of the Audit, Compensation and Personnel, and Nominating and Governance Committees, which are available, free of charge, on our web site at **www.alliantenergy.com/investors** under the "Corporate Governance" caption or in print to any shareowner who requests them from our Corporate Secretary. The following is a description of each of these committees:

Audit Committee

The Audit Committee held seven meetings in 2008. The Committee currently consists of C. P. Sanders (Chair), M. L. Bennett, D. B. Hazel, and D. A. Perdue. Each of the members of the Committee is independent as defined by the New York Stock Exchange ("NYSE") listing standards and SEC rules. The Board of Directors has determined that Ms. Sanders and the other three Audit Committee members qualify as "audit committee financial experts" as defined by SEC rules. The Audit Committee is responsible for assisting Board oversight of: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent registered public accounting firm's qualifications and independence; and (4) the performance of our internal audit function and independent registered public accounting firm. The Audit Committee is also directly responsible for the appointment, retention, termination, compensation and oversight of our independent registered public accounting firm.

Compensation and Personnel Committee

The Compensation and Personnel Committee held seven meetings in 2008. The Committee currently consists of A. K. Newhall (Chair), D. B. Hazel, D. C. Oestreich and C. P. Sanders. Each of the members of the Committee is independent as defined by the NYSE listing standards and SEC rules. This Committee reviews and approves corporate goals and objectives relevant to chief executive officer compensation and the compensation of the other principal executive officers, evaluates the chief executive officer's performance and determines and approves as a committee, or together with the other independent directors, the chief executive officer's compensation level based on its evaluation of the chief executive officer's performance in addition to reviewing and approving the recommendations of the chief executive officer with regard to the other executive officers. The Committee has responsibilities with respect to our executive compensation and incentive programs and management development programs. It also makes recommendations to the Nominating and Governance Committee regarding compensation for the non-management directors.

To support the Committee in carrying out its mission, the Committee has the authority to engage the services of outside advisors, experts and others to assist the Committee with the expense of such outside consultants provided for by us. For 2008, the Committee formally engaged Towers Perrin as an outside compensation consultant to serve as an advisor in evaluating the compensation of our chief executive officer, other named executive officers and our outside non-management directors. Towers Perrin also provides assistance and serves as an advisor and provides market information and trends regarding executive compensation programs; provides benchmarking and competitive market reviews of our executive officer total compensation; assists with the design of our short- and long-term incentive programs and executive retirement programs as well as assisting management with the implementation of these programs; and provides technical considerations and actuarial services. We provide for the appropriate funding, as determined by the Committee, for payment of fees and out of pocket expenses to Towers Perrin. The Committee has the authority to retain and terminate the outside compensation consultant. During 2008 and previously, Towers Perrin, through a separate part of its organization, also provided certain services for management purposes that are recommended and approved by the chief executive officer, Vice President of

Shared Services, Chief Human Resources Officer, and/or the Director of Total Rewards. In the capacity as a consultant to management, Towers Perrin provides competitive market data and business and technical insight, but does not recommend pay program and pay level changes.

The Committee reviews and approves all elements of our executive compensation programs. Our chief executive officer provides input to the Committee in the assessment, design and recommendation of executive compensation programs, plans and awards. Annually, the chief executive officer reviews with the Committee market data provided by Towers Perrin about the comparable companies that are identified as our peer group to help verify survey job information adequately captures officers' duties. Based on that data, the chief executive officer recommends to the Committee base salary adjustments and short- and long-term incentive targets in relation to external market data while also considering internal equity considerations and executive officers' individual performance. The chief executive officer provides recommendations to the Committee for total annual compensation of executive officers. The chief executive officer does not, however, make any recommendation to the Committee regarding his own compensation. Further, the chief executive officer and other executive officers assess the performance of those executive officers reporting to them. The chief executive officer is invited to attend all Committee meetings to provide an update of progress made towards achievement of annual performance goals and to provide management's views on compensation program design features and components.

The Committee has reviewed and approved the charter for our internal Total Compensation Committee made up of vice presidents of our energy delivery, generation, finance/treasury, shared services and operations business units. The Committee has delegated to the Total Compensation Committee various powers of design and administration associated with our employee benefit plans for salaried and hourly employees. The Committee has also reviewed and approved the charter for our internal Investment Committee made up of voting members and non-voting members. The voting members include vice presidents of our finance/treasury, accounting and shared services business units. Non-voting members include assistant treasurers, director of business and financial performance for shared services, lead treasury analyst and director of total awards. The Committee has delegated to the Investment Committee various powers regarding managing investment assets of our benefit and compensation plans and programs.

Nominating and Governance Committee

The Nominating and Governance Committee held three meetings in 2008. The Committee currently consists of M. L. Bennett (Chair), J. A. Leach, S. B. McAllister, D. A. Perdue and J. D. Pyle. Each of the members of the Committee is independent as defined by the NYSE listing standards and SEC rules. This Committee's responsibilities are to: (1) identify individuals qualified to become Board members, consistent with the criteria approved by the Board, and to recommend nominees for directorships to be filled by the Board or shareowners; (2) identify and recommend Board members qualified to serve on Board committees; (3) develop and recommend to the Board a set of corporate governance principles; (4) oversee the evaluation of the Board and our management; (5) oversee our related person transaction policy; and (6) advise the Board with respect to other matters relating to our corporate governance.

In making recommendations of nominees to serve as directors to the Board of Directors, the Committee will examine each director nominee on a case-by-case basis regardless of who recommended the nominee and take into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. However, the Committee believes that, to be recommended as a director nominee, each candidate must:

- display the highest personal and professional ethics, integrity and values;
- have the ability to exercise sound business judgment;
- be highly accomplished in his or her respective field, with superior credentials and recognition and broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest;
- have relevant expertise and experience, and be able to offer advice and guidance to the Chief Executive Officer based on that expertise and experience;
- be independent of any particular constituency, be able to represent all of our shareowners and be committed to enhancing long-term shareowner value; and

- have sufficient time available to devote to activities of the Board of Directors and to enhance his or her knowledge of our business.

The Committee also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one director should have the requisite experience and expertise to be designated as an "audit committee financial expert" as defined by the applicable rules of the SEC.

- Directors generally should be active or former senior executive officers of public companies or leaders of major and/or complex organizations, including commercial, governmental, educational and other non-profit institutions.

- Directors should be selected so that the Board of Directors is a diverse body, with diversity reflecting age, gender, race and political experience.

The Committee will consider nominees recommended by shareowners in accordance with our Nominating and Governance Committee Charter and the Corporate Governance Principles. Any shareowner wishing to make a recommendation should write to our Corporate Secretary and include appropriate biographical information concerning each proposed nominee. The Corporate Secretary will forward all recommendations to the Committee. Our Bylaws also set forth certain requirements for shareowners wishing to nominate director candidates directly for consideration by shareowners. These provisions require such nominations to be made pursuant to timely notice (as specified in the Bylaws) in writing to our Corporate Secretary.

We and the Committee maintain a file of recommended potential director nominees, which is reviewed at the time a search for a new director needs to be performed. To assist the Committee in its identification of qualified director candidates, the Committee may engage an outside search firm.

Environmental, Nuclear, Health and Safety Committee
The Environmental, Nuclear, Health and Safety Committee held three meetings in 2008. The Committee currently consists of D. C. Oestreich (Chair), J. A. Leach, S. B. McAllister, A. K. Newhall and J. D. Pyle. Each of the members of the Committee is independent as defined by the NYSE listing standards and SEC rules. The Committee's responsibilities are to review environmental policy and planning issues of interest to us, including matters involving our company before environmental regulatory agencies and compliance with air, water and waste regulations. The Committee also reviews health and safety-related policies, activities and operational issues as they affect employees, customers and the general public. In addition, the Committee reviews issues related to nuclear generating facilities from which our utility subsidiaries purchase power.

Capital Approval Committee
The Capital Approval Committee held no meetings in 2008. The Committee currently consists of M. L. Bennett, A. K. Newhall and D. C. Oestreich. Mr. Harvey is the Chair and a non-voting member of this Committee. The purpose of this Committee is to evaluate certain investment proposals where (1) an iterative bidding process is required, and/or (2) the required timelines for a proposal would not permit the proposal to be brought before a regular meeting of the Board of Directors and/or a special meeting of the full Board of Directors is not practical or merited.

Executive Committee
The Executive Committee held no meetings in 2008. The Committee currently consists of M. L. Bennett, A. K. Newhall, D. C. Oestreich and C. P. Sanders. Mr. Harvey is the Chair and a non-voting member of this Committee. The purpose of this Committee is to possess all the powers and authorities of the Board of Directors when the Board is not in session, except for the powers and authorities excluded for such a Committee under the Wisconsin Business Corporation Law.

Special Litigation Committee
Independent members of the Board of Directors created a Special Litigation Committee on December 11, 2008 to conduct an inquiry into the allegations made in a demand we received on October 31, 2008 from legal counsel of a purported shareowner. The Committee currently consists of D. B. Hazel and J. A. Leach as independent directors under Section 180.0744 of the Wisconsin Business Corporation Law. On Feb. 27, 2009, a complaint was filed in the Circuit Court of Dane County, Wisconsin by the purported shareowner.

Attendance and Performance Evaluations
The Board of Directors held seven meetings during 2008. Each director attended at least 75% of the aggregate number of meetings of the Board and Board committees on which he or she served.

The Board and each Board committee conduct performance evaluations annually to determine their effectiveness and suggest improvements for consideration and implementation. In addition, the Compensation and Personnel Committee evaluates Mr. Harvey's performance as chief executive officer on an annual basis.

Board members are expected to attend our annual meetings of shareowners. All Board members were present for our 2008 Annual Meeting.

CORPORATE GOVERNANCE

Corporate Governance Principles
The Board of Directors has adopted Corporate Governance Principles that, in conjunction with the Board committee charters, establish processes and procedures to help ensure effective and responsive governance by the Board. The Corporate Governance Principles are available, free of charge, on our web site at **www.alliantenergy.com/investors** under the "Corporate Governance" caption or in print to any shareowner who requests them from our Corporate Secretary.

The Board of Directors has adopted certain categorical standards of independence to assist it in making determinations of director independence under the NYSE listing standards. Under these categorical standards, the following relationships that currently exist or that have existed, including during the preceding three years, will *not* be considered to be material relationships that would impair a director's independence:

- A family member of the director is or was an employee (other than an executive officer) of ours.

- A director, or a family member of the director, receives or received less than $120,000 during any twelve-month period in direct compensation from us, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service with us).

- A director, or a family member of the director, is a former partner or employee of our internal or external auditor but did not personally work on our audit within the last three years; or a family member of a director is employed by an internal or external auditor of ours but does not personally work on our audit.

- A director, or a family member of the director, is or was employed other than as an executive officer of another company where any of our present executives serve on that company's compensation committee.

- A director is or was an executive officer, employee or director of, or has or had any other relationship (including through a family member) with, another company, that makes payments (other than contributions to tax exempt organizations) to, or receives payments from, us for property or services in an amount which, in any of the last three fiscal years, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues.

- A director is or was an executive officer, employee or director of, or has or had any other relationship (including through a family member) with a tax exempt organization to which our discretionary charitable contributions in any single fiscal year do not exceed the greater of $1 million or 2% of such organization's consolidated gross revenues.

In addition, any relationship that a director (or an "immediate family member" of the director) previously had that constituted an automatic bar to independence under NYSE listing standards will not be considered to be a material relationship that would impair a director's independence three years after the end of such relationship in accordance with NYSE listing standards.

The Board of Directors also gave consideration to certain other factors in relation to an independence determination. Messrs. Bennett, Hazel, Oestreich and Ms. Pyle serve as executive officers and/or directors of companies that are customers of our public utility subsidiaries. These customer relationships do not constitute a material relationship under the standards cited above or the SEC rules governing related person transactions. Mr. Leach is a shareowner in an electrical supply company which has not done any business with our public utility subsidiaries in a substantial number of years. However, each of these circumstances was evaluated under the applicable SEC rules and, in the case of Mr. Leach, the Federal Energy Regulatory Commission regulations. The Board determined that these factors did not impair the independence of these directors.

Based on these standards and this evaluation, the Board of Directors has affirmatively determined by resolution that each of Messrs. Bennett, Hazel, Oestreich, Perdue and Leach and Mses. McAllister, Newhall, Pyle and Sanders has no material relationship with us and, therefore, is independent in accordance with the NYSE listing standards. The Board of Directors will regularly review the continuing independence of the directors.

The Corporate Governance Principles provide that at least 75% of the members of the Board of Directors must be independent directors under the NYSE listing standards. The Audit, Compensation and Personnel, and Nominating and Governance Committees must consist of all independent directors.

Related Person Transactions

We have adopted a written policy that we will annually disclose information regarding related person transactions that is required by regulations of the SEC to be disclosed, or incorporated by reference, in our Annual Report on Form 10-K. For purposes of the policy:

The term related person means any of our directors or executive officers, or nominee for director, and any member of the "immediate family" of such person.

A related person transaction is generally a consummated or currently proposed transaction in which we were or are to be a participant and the amount involved exceeds $120,000, and in which the related person had or will have a direct or indirect material interest. A related person transaction does not include:

- the payment of compensation by us to our executive officers, directors or nominee for director;
- a transaction if the interest of the related person arises solely from the ownership of our shares and all shareowners receive the same benefit on a pro-rata basis;
- a transaction in which the rates or charges involved are determined by competitive bids, or that involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed and conformity with law or governmental authority; or
- a transaction that involves our services as a bank, transfer agent, registrar, trustee under a trust indenture, or similar services.

Furthermore, a related person is not deemed to have a material interest in a transaction if the person's interest arises only (i) from the person's position as a director of another party to the transaction; (ii) from the ownership by such person and all other related persons, in the aggregate, of less than a 10% equity interest in another person (other than a partnership) that is a party to the transaction; (iii) from such person's position as a limited partner in a partnership and all other related persons have an interest of less than 10% of and the person is not a general partner of or holds another position in, the partnership; and (iv) from both such director position and ownership interest. Pursuant to the policy, each of our executive officers, directors and nominees for director is required to disclose to the Nominating and Governance Committee of the Board of Directors certain information regarding the related person transaction for review, approval or ratification by the Nominating and Governance Committee. Such disclosure to the Nominating and Governance Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction.

The Nominating and Governance Committee's decision whether or not to approve or ratify the related person transaction should be made in light of the Committee's determination as to whether consummation of the transaction is believed by the Committee to not be, or to have been contrary to, the best interests of our Company. The Committee may take into account the effect of a director's related person transaction on such person's status as an independent member of our board of directors and eligibility to serve on board committees under SEC and NYSE rules.

Based on these standards, we had no related person transactions in 2008, and no related person transactions are currently proposed.

Lead Independent Director; Executive Sessions

The Corporate Governance Principles provide that the chairperson of the Nominating and Governance Committee will be the designated "Lead Independent Director" and will preside as the chair at meetings or executive sessions of the independent directors. As the Chairperson of the Nominating and Governance Committee, Mr. Bennett is currently designated as the Lead Independent Director. At every regular in-person meeting of the Board of Directors, the independent directors meet in executive session with no member of our management present.

Communication with Directors

Shareowners and other interested parties may communicate with the full Board, non-management directors as a group or individual directors, including the Lead Independent Director, by providing such communication in writing to our Corporate Secretary, who will post such communications directly to our Board of Directors' web site.

Ethical and Legal Compliance Policy

We have adopted a Code of Conduct that applies to all employees, including our chief executive officer, chief financial officer and chief accounting officer, as well as our Board of Directors. We make our Code of Conduct available, free of charge, on our web site at **www.alliantenergy.com/investors** under the "Corporate Governance" caption or in print to any shareowner who requests it from our Corporate Secretary. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Conduct by posting such information on our web site.

OWNERSHIP OF VOTING SECURITIES

Listed in the following table are the number of shares of our common stock beneficially owned as of Feb. 27, 2009 by (1) the executive officers listed in the Summary Compensation Table, (2) all of our director nominees and directors and (3) all director nominees, directors and the executive officers as a group. The directors and executive officers as a group owned less than 1% of the outstanding shares of common stock on that date. No individual director or officer owned more than 1% of the outstanding shares of common stock on that date.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED(1)
Executive Officers(2)	
Thomas L. Aller	122,481(3)
Dundeana K. Doyle	26,965(3)
Eliot G. Protsch	143,372(3)
Barbara J. Swan	64,157(3)
Director Nominees	
Ann K. Newhall	8,922(3)
Dean C. Oestreich	10,272(3)
Carol P. Sanders	7,298(3)
Directors	
Michael L. Bennett	12,930(3)
William D. Harvey	289,978(3)
Darryl B. Hazel	7,492(3)(4)
James A. Leach	100
Singleton B. McAllister	11,877(3)
David A. Perdue	10,258(3)
Judith D. Pyle	16,225
All Executive Officers and Directors as a Group (17 people)	790,228(3)

(1) Total shares of Company common stock outstanding as of Feb. 27, 2009 were 110,635,691.

(2) Stock ownership of Mr. Harvey is shown with the directors.

(3) Included in the beneficially owned shares shown are indirect ownership interests with shared voting and investment powers: Mr. Harvey — 3,270 and Mr. Aller — 1,000; shares of common stock held in deferred compensation plans: Mr. Bennett — 12,482, Mr. Harvey — 43,093, Mr. Hazel — 7,362, Ms. McAllister — 6,975, Ms. Newhall — 7,908, Mr. Oestreich — 9,272, Mr. Perdue — 10,258, Ms. Sanders — 7,198, Mr. Protsch — 40,818, Mr. Aller — 7,756, Ms. Doyle — 8,349, Ms. Swan — 25,552 (all executive officers and directors as a group — 190,681); and stock options exercisable on or within 60 days of Feb. 27, 2009: Mr. Harvey — 33,056 and Mr. Aller — 96,321 (all executive officers and directors as a group — 130,377).

(4) Mr. Hazel has pledged 100 shares in a margin account.

The following table sets forth information, as of Dec. 31, 2008, regarding beneficial ownership by the only persons known to us to own more than 5% of our common stock. The beneficial ownership set forth below has been reported on Schedule 13G filings with the SEC by the beneficial owners.

Amount and Nature of Beneficial Ownership

	Voting Power		Investment Power			
Name and Address of Beneficial Owner	Sole	Shared	Sole	Shared	Aggregate	Percent of Class
Barclays Global Investors, N. A. (and certain affiliates) 45 Fremont Street San Francisco, CA 94105	5,112,826	0	6,587,369	0	6,587,369	5.96%

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of Compensation Programs:
We are committed to maintaining a total compensation program for executive officers that:

- furthers our strategic plan,
- focuses and aligns executives' and employees' interests with those of our company, our shareowners and our customers,
- is competitive with comparable employers to help ensure we attract and retain talented employees, and
- is equitable among executives.

We believe these objectives attract, retain and motivate a highly proficient workforce.

We adhere to the following compensation principles, which are intended to facilitate the achievement of our business strategies:

- Executive officer compensation (and in particular, long-term incentive compensation) should be closely and strongly aligned with the long-term interests of our shareowners and customers.
- Total compensation should enhance our ability to attract, retain and encourage the development of exceptionally knowledgeable and experienced executive officers, upon whom, in large part, our successful operation and management depends.
- Base salary levels should be targeted at a competitive market range of base salaries paid to executive officers of comparable companies. Specifically, we target the median (50th percentile) of base salaries paid by comparable companies.
- Incentive compensation programs should strengthen the relationship between pay and performance by emphasizing variable at-risk compensation based on meeting predetermined company, subsidiary, business unit and individual performance goals. We target incentive levels at the median (50th percentile) of incentive compensation at comparable companies.
- Executive officers should have access to retirement-oriented plans commonly in use among comparable companies, including deferred compensation plans, pension plans, supplemental retirement programs and 401(k) plans.
- Executive officers should have significant holdings of our common stock to align their interests with the interests of our shareowners.

Benchmarking
We utilize compensation data from comparable companies to assess our competitiveness in base salary and incentive compensation for all officer level positions. We believe compensation programs at these comparable companies should serve as a benchmark for what constitutes competitive compensation. The comparable companies in the energy and utility industry that we used for benchmarking in 2008 were drawn from Towers Perrin's 2007 Energy Services Industry Executive Compensation Database (the "2007 Energy Services database"), a survey which comprises nearly all investor-owned U.S. utilities. The general industry data were obtained from Towers Perrin's 2007 Executive Compensation Database, a survey of over 800 companies the majority of which are Fortune 1000 companies (the "2007 General Industry database"). In using these broad-based surveys, we considered only aggregate data and did not select any individual companies for comparison. All of the survey data were aged to January 1, 2008 using a 3.75% annual update factor. The data from both databases were adjusted to reflect how the data compare to companies of similar revenue size using regression analysis. Our Compensation and Personnel Committee used this adjusted data, among other factors, to determine appropriate levels of pay in 2008 to our named executive officers. We refer to this adjusted data as our "peer group" throughout the following discussion. For general management, including four of the named executive officers, and staff positions, equally blended energy industry and general industry data from these databases are used as the target market reflecting the broader talent market for these jobs and the fact that we operate in some diversified businesses. For utility-specific operating positions, including Mr. Aller's, one of the named executive officers, energy industry data are used as the target market. Overall, Alliant Energy's revenue is ranked between the median and the average revenue of the companies in the 2007 Energy Services database. Towers Perrin advised

our Compensation and Personnel Committee on setting compensation for our named executive officers for 2008. See "Meetings and Committees of the Board – Compensation and Personnel Committee" for more details.

Compensation Elements and Design

The major elements of the executive compensation program are base salary, short-term (annual) incentives, long-term (equity) incentives and other benefits. In setting the level for each major component of compensation, we consider an executive officer's total compensation (which consists of all elements of compensation including employee benefit and perquisite programs), the current market for talent, our historic levels of compensation, company culture, individual and company performance, and internal equity. We aim to strike an appropriate balance among base salary, short-term incentive compensation and long-term incentive compensation. Our goal is to provide an overall compensation package for each executive officer that is competitive with the packages offered to similarly situated executive officers within our peer group. To achieve that goal, we target each element of compensation to the median levels within our peer group. Total direct compensation of our named executive officers consists of base salary and incentive pay (both short-term and long-term) that we weight such that incentive pay accounts for 52-77% of total direct compensation. Mr. Harvey's target incentive pay for 2008 was 77% of total direct compensation. In establishing the 2008 compensation reported, in the aggregate, our named executive officers were paid, on average, base salaries 2% below the median of our peer group, target cash compensation 3% below the median of our peer group and total direct compensation 6% below the median of our peer group. The following table shows the breakdown for each of our named executive officers in 2008 of the total direct compensation pay mix. The figures in this table were calculated using targeted compensation for 2008 and therefore may differ from the actual payments for 2008 as reported in the Summary Compensation Table below.

Named Executive Officer	Title	Salary as a % of Total	Short-Term Incentive as a % of Total	Long-Term Incentive as a % of Total
Harvey, William D.	Chairman, President & CEO	23%	21%	56%
Protsch, Eliot G.	Senior Executive VP & COO	31%	22%	47%
Swan, Barbara J.	EVP-General Counsel & CAE	35%	20%	45%
Aller, Thomas L.	SVP-Energy Resource Development	46%	21%	33%
Doyle, Dundeana K.	SVP-Energy Delivery	48%	19%	33%

The column titled "Short-Term Incentive as a % of Total" is the percentage of the total direct compensation represented by a target payout of incentive compensation under our short-term incentive plan. We made no payment to named executive officers for 2008 under the short-term incentive plan.

Base Salary

We pay base salaries to assure management with a level of fixed compensation at competitive levels to reflect their professional skills, responsibilities and performance to attract and retain key executives. We adjust base salaries taking into consideration both changes in the market and performance against job expectations.

The Committee considers salaries that fall within 15% above or below the median salaries for similar positions in the peer group to be competitive. The Committee will also consider the nature of the position, the responsibilities, skills and experience of the officer, and his or her past performance. We may adjust base salaries to keep current with our peer group, to recognize outstanding individual performance or to recognize an increase in responsibility.

The Committee adjusted Mr. Harvey's salary from $810,000 to $845,000 in 2008 based on a review of comparable chairman and chief executive officers within our peer group. Mr. Harvey's base salary was 9% below the median of the peer group and 1% below the median of Towers Perrin's 2007 Energy Services database. We believe Mr. Harvey's salary is competitive as it is near the median of the 2007 Energy Services database and within 15% of the peer group. In addition, we target Mr. Harvey's incentive compensation elements to the median of the peer group, and believe they are generally higher than the 2007 Energy Services database. This results in more emphasis on incentive pay for our CEO, which we believe creates a stronger link between pay and performance.

The Committee adjusted the salaries of our other named executive officers as follows: Mr. Protsch from $476,000 to $495,000; Ms. Swan from $361,000 to $375,000; Mr. Aller from $257,500 to $267,500; and Ms. Doyle from $236,000 to $255,000. The Committee adjusted the salaries based on the peer group information provided by Towers Perrin as well as the internal considerations described earlier. We believe the salaries are all competitive with similar positions in our peer group.

Short-Term Incentives
Our executive officers, including our named executive officers, are eligible to participate in the Management Incentive Compensation Plan, or MICP, which is our short-term (annual) incentive plan. The MICP provides executive officers with direct financial incentives in the form of annual cash bonuses tied to the achievement of company financial, strategic and individual performance goals. The MICP encourages executive officers to achieve superior annual performance on key financial, strategic and operational goals. By setting annual goals, the Committee endeavors to drive annual performance and align the interests of management with the interests of our shareowners and customers.

The Committee seeks to set MICP opportunities at the median short-term incentive target levels, measured as a percentage of base salary, for comparable positions in our peer group. MICP targets in 2008 were 95% of base salary for Mr. Harvey, 70% for Mr. Protsch, 55% for Ms. Swan, 45% for Mr. Aller and 40% for Ms. Doyle. The maximum possible individual payout for all executive officers was two times the target percentage. This range aligns with our desire to emphasize variable at risk compensation.

We pay incentives from a pool of funds that we establish for MICP payments. The Committee establishes threshold company-wide goals, which determine the funding level of an incentive pool. Diluted earnings per share from continuing operations of our utilities determines the funding level of 85% of the incentive pool. If the utility earnings per share target is not met, then no incentives are paid under the MICP. For 2008, the threshold utility earnings per share was $2.33, which was the midpoint of our 2008 utility earnings per share guidance provided at the end of 2007. Cash flows from our utilities and our service company subsidiary determine the funding level for 15% of the incentive pool. The cash flow target for 2008 was $502 million. If the cash flow target is not met, the Committee is not required to fund the 15% of the incentive pool represented by cash flow.

We factor the level of individual performance as compared to the individual performance goals into individual award amounts after the pool has been funded. Individual awards may range from 0% to 200% of the targeted payment based on an individual's achievement of performance goals. The Committee makes judgments about achievement of performance goals by the chief executive officer. Achievement of performance goals for the other executive officers is judged by the chief executive officer or the executive to whom the executive officer reports, in consultation with the Committee.

Individual performance goals are reviewed and established by the Committee to assist in the determination of individual awards under the MICP. Individual performance goals are derived from our strategic plan and from operational benchmarks intended to benefit our shareowners, customers and employees. Our Committee believes that using our strategic plan to set individual performance goals aligns the executives' incentive compensation with shareowner interests. Our Committee also believes that using operational benchmarks to set individual performance goals aligns the executives' incentive compensation with customer interests.

Mr. Harvey's performance goals for 2008 included financial goals of achieving Alliant Energy consolidated earnings per diluted share from continuing operations of $2.65, which was the midpoint of our 2008 earnings guidance issued in December 2007, and achieving cash flows from operations at the utilities and our service company subsidiary of $502 million in aggregate. These financial goals were weighted at 50%. In addition, Mr. Harvey's goals included meeting certain milestones related to the proposed coal plants at IPL and WPL, meeting certain milestones related to the proposed wind projects of IPL and WPL, meeting certain milestones related to clean air compliance program projects, achieving no fines for non-compliance with environmental laws and regulations, and obtaining targeted savings from Lean Six Sigma and related process improvements. These goals, which are referred to as execution goals, were weighted at 30%. Mr. Harvey's corporate well-being goals included achieving safety targets and employee and supplier diversity goals. The Committee established several targets for each of the safety and diversity goals. The Committee determined that the goals in the diversity category were to be graded on a sliding scale to reward significant gains in diversity even if the full target was not achieved. The Committee determined that the goals in the safety category were to be graded on a pass/fail system whereby if one milestone for safety was not met, then the whole category of safety could not be considered accomplished. The corporate well-being goals were weighted at 20%.

Mr. Protsch's financial goals for 2008 were the same as for Mr. Harvey. These financial goals were weighted at 50%. Mr. Protsch also had execution goals of meeting certain milestones related to the proposed coal plants of IPL and WPL, achieving reasonable and timely approval of the WPL base rate case, and obtaining targeted savings from Lean Six Sigma and related process improvements. These execution goals were weighted at 30%. In addition, Mr. Protsch had corporate well-being goals similar to Mr. Harvey's, which were weighted at 20%.

Ms. Swan's performance goals for 2008 included financial goals of earnings per share from utility continuing operations of $2.33, which was the midpoint of our 2008 utility earnings guidance issued in December 2007, and achieving cash flows from operations at the utilities and our service company subsidiary of $502 million in aggregate. These financial goals were weighted at 50%. Ms. Swan also had execution goals including meeting certain milestones related to the proposed coal plants at IPL and WPL, meeting certain milestones related to the proposed wind projects of WPL, obtaining targeted savings from Lean Six Sigma and related process improvements, and achieving specified customer service and reliability standards. These execution goals were weighted at 30%. Finally, Ms. Swan had corporate well-being goals similar to Mr. Harvey's weighted at 20%.

Mr. Aller's financial goals for 2008 included the same financial goals as Mr. Harvey. In addition, Mr. Aller had financial goals related to the consumer products, fleet services and transportation divisions he oversees. These financial goals were weighted at 50%. Mr. Aller also had execution goals including meeting certain milestones related to the proposed coal plants at IPL and WPL, meeting certain milestones related to the proposed wind projects of IPL, achieving no fines for non-compliance with environmental laws and regulations, obtaining targeted savings from Lean Six Sigma and related process improvements, and achieving specified customer service and reliability standards. These execution goals were weighted at 30%. In addition, Mr. Aller had corporate well-being goals similar to Mr. Harvey's, which were weighted at 20%.

Ms. Doyle's financial goals for 2008 were the same as for Ms. Swan and were weighted at 50%. Ms. Doyle's execution goals included meeting certain milestones related to the proposed coal plants at IPL and WPL, meeting certain milestones related to the proposed wind projects of IPL and WPL, meeting certain milestones related to clean air compliance program projects, meeting certain regulatory milestones related to WPL's base rate case, and obtaining targeted savings from Lean Six Sigma and related process improvements. These execution goals were weighted at 30%. Finally, Ms. Doyle had corporate well-being goals similar to Mr. Harvey's weighted at 20%.

Our strategic planning department is responsible for initial drafting of the performance goals, which is done to ensure that the individual performance goals are closely aligned with our strategic plan. The chief executive officer provides recommendations to the Committee in reference to the applicable performance goals that should be implemented for each of the named executive officers (other than for himself) depending on the strategic and functional responsibility of these officers. The chief executive officer is afforded discretion on the implementation of the performance goals for the other executive officers to keep continuity between the goals of the chief executive officer and those of the other executive officers. The Committee evaluates and ultimately approves all of the corporate and individual performance goals under the MICP for all of the executive officers. The goals are weighted. Individual performance goals are designed to be achievable but substantially challenging.

The utility earnings per share for 2008 was $2.19, which fell below the threshold utility earnings per share of $2.33 established to fund the incentive pool. The Committee determined that the threshold utility earnings per share was not met. Therefore, we did not pay incentives to our named executive officers under the MICP for 2008. The Committee did not consider achievement of individual performance goals when determining awards under the MICP because the threshold for incentive payments under the 2008 MICP was not met.

Long-Term Incentives
We award long-term incentive compensation based on the achievement of longer-term, multi-year financial goals. We believe long-term incentive compensation aligns executives' interests with those of our shareowners by compensating executive officers for long-term achievement of financial goals. Long-term incentive compensation takes the form of equity awards granted under our 2002 Equity Incentive Plan, as amended and restated.

We determine the value of long-term incentive amounts by benchmarking to the median value of long-term incentives paid by our peer group, assessing the individual performance of the executive officer and internal equity among our executives, and considering the competitiveness of the total direct compensation package. Based on these factors, the Committee approved, as a percentage of base salary, the following values of the long-term incentives awarded to the named executive officers for 2008: 250% for Mr. Harvey, 150% for Mr. Protsch, 125% for Ms. Swan, 70% for Mr. Aller and 70% for Ms. Doyle. The Committee approves the dollar value of the long-term equity awards prior to the grant date. We grant the number of shares necessary to approximate that dollar value based on the fair market value of our share price on the grant date. The grant price used for accounting purposes is fair market value of our common stock on the grant date.

The long-term incentive awards consist of performance contingent restricted stock and performance shares. We believe these two types of long-term equity awards provide incentives for our executive officers to produce value for our shareowners over the long-term on both an absolute basis and a relative basis. Performance contingent restricted stock granted in 2008 vests if income from continuing operations achieves 19% growth, which rewards absolute long-term growth. Performance shares vest and pay-out at varying levels depending on our total shareowner return as compared to the S&P Midcap Utilities Index, which rewards relative total shareowner return. The Committee granted long-term equity awards in 2008 consisting of 50% performance contingent restricted stock and 50% performance shares to equally reward both relative long term growth and total shareowner return.

Performance contingent restricted stock granted prior to 2008 vests if Alliant Energy consolidated earnings per share from continuing operations achieves 116% growth, which is 5% compounded year over year growth for three years. For performance contingent restricted stock granted in 2008, the Committee changed the performance criteria from earnings per share from continuing operations to income from continuing operations to mitigate volatility in earnings per share that can be caused by increasing or decreasing the number of shares outstanding. The Committee increased the growth rate of income that must be achieved for the performance criteria to be met from 5% to 6% compounded year over year growth for three years. The Committee believed that the increase would better align management's interests with the high expected growth in earnings during the planned new generation build out period.

The vesting of the performance contingent restricted stock granted in 2008 is based on our growth in income from continuing operations using our final income from continuing operation in 2007 as the base, which was adjusted to remove the after tax gain on the sale of the electric transmission assets of our Iowa utility as this was a non-recurring event. The base adjusted income from continuing operations was $302 million. The performance contingent restricted stock granted in 2008 vests if we achieve income from continuing operations growth of 19% from 2007, within a four year period. The target income from continuing operations is $359.4 million. In no case may the restricted stock vest earlier than two years from the grant date, and all shares will be forfeited if the income from continuing operations target is not met at the end of the four-year period.

The payout of performance shares granted in 2008 is based on our total shareowner return over three years. Performance shares will provide a 100% payout, or target payout, if our relative total shareowner return over three years is equal to the median performance of a specific peer group selected by the Committee. The Committee selected the S&P Midcap Utilities Index as the peer group for the 2008 grants of performance shares.

Performance share payouts are capped at 200% of the target payout if our total shareowner return is at or above the 90th percentile of the total shareowner return of the S&P Midcap Utilities Index. The payout would be 50% of the target payout if our total shareowner return was in the 40th percentile of the total shareowner return of the S&P Midcap Utilities Index. There would be no payout if our total shareowner return fell below the 40th percentile of the S&P Midcap Utilities Index. Performance shares allow the executive to receive a payment in shares of our common stock, cash, or a combination of our common stock and cash, the value of which is equal to the number of shares awarded, adjusted by the performance multiplier. The Committee generally requires an executive that has not met the share ownership guidelines to take a payment in common stock or a combination of 50% common stock and 50% cash in order to bring the executive closer to achieving the share ownership guideline. If the executive chooses to take the payment in cash, the amount of the payout is determined by multiplying the number of shares earned by the average of the high and low trading prices on a date chosen by the Committee. The Committee chooses this date in advance of issuing the shares.

In 2009, the Committee determined that we achieved our performance levels for the performance shares granted in 2006. Our relative total shareowner return performance for the three years ended Dec. 31, 2008 was at the 75th percentile. Due to the total shareowner return goal being achieved, we had a performance share payout of 162.5% of target for the 2006 grant. Also in 2009, following the confirmation from our audited financial statements, the Committee determined that the performance contingent restricted stock granted in 2007 did not vest due to our earnings per share from continuing operations growth after two years. Our 2007 diluted earnings per share from continuing operations growth goal was $2.55. Our earnings per share from continuing operations for the year ended Dec. 31, 2008 was $2.54.

The Committee approves the dollar value of the long-term equity awards prior to the grant date. The grant date of the awards that we made in 2008 to our executive officers was the first business day of the year, which maximized the time period for the incentives associated with the awards. The grant price used for accounting purposes was fair market value of our common stock on the grant date and the value of the awards were reported in our financial statements in accordance with FAS 123(R).

We no longer grant stock options as incentive compensation. We determined that performance contingent restricted stock and performance shares provide equally motivating forms of equity incentive compensation and reduce potential dilution of our shareowners because fewer shares need be granted. Our last stock options were granted in 2004 and expire in 2014.

Other Benefits

We also offer benefit programs to our executive officers with a focus towards their retirement consistent with those of our peer group. These programs include 401(k), deferred compensation and pension benefits. The benefit programs are designed to be competitive in attracting, retaining and motivating key executives and employees by providing competitive retirement benefits. We apply the same peer group benchmarking approach in designing these programs in that we benchmark to median levels of benefit and design elements. The Committee reviews benefit programs on an annual basis to determine effectiveness and identify any necessary changes. The retirement-related benefit plans were all reviewed during 2008 by the Committee with several changes implemented. A brief description of the plans with associated changes follows.

401(k) Savings Plan

All of our salaried employees, including our executive officers, are eligible to participate in our 401(k) Plan. We match $0.50 on each dollar for the first 8% of compensation deferred by the employee up to the IRS maximum. Beginning Aug. 3, 2008, we enhanced benefits under the 401(k) plan to offset a freeze of the Alliant Energy Cash Balance Pension Plan. See: "Pension Benefits" below for more information. We now contribute a percentage of salaried employees' salaries to their 401(k) accounts in addition to the company match. The amount of the company contribution ranges from 4% to 6% of an employee's salary. The amount of the company contribution depends on the employee's age and number of years of service at the company.

Alliant Energy Deferred Compensation Plan

The Alliant Energy Deferred Compensation Plan, or AEDCP, enables participants, including our executive officers, to defer up to 100% of base salary and annual incentive awards on a pre-tax basis and to receive earnings or incur losses on the deferrals until the date of distribution. The AEDCP provides tax deferred savings and post-retirement income to our executive officers. The shares of common stock identified as obligations under the AEDCP are held in a rabbi trust. We offer the AEDCP as part of the executives' competitive compensation package to permit executives to take advantage of the tax code in saving for their retirement. We believe the AEDCP is in line with offerings from our peer group. See "Nonqualified Deferred Compensation" below for more information regarding the AEDCP.

Cash Balance Pension Plan

Certain of our salaried employees, including our executive officers, are eligible to participate in the Alliant Energy Cash Balance Pension Plan. This defined benefit plan is portable, offers flexible payment options and steady growth of retirement funds. Future accruals to the Cash Balance Pension Plan were frozen for participants effective Aug. 2, 2008. See "Pension Benefits" below for more information regarding the Alliant Energy Cash Balance Pension Plan.

Excess Retirement Plan

Certain of our salaried employees, including our executive officers, participate in the unfunded Excess Retirement Plan. The plan is intended to provide the accruals that the participants would have earned under the Cash Balance Pension Plan and the 401(k) Savings Plan but for statutory limitations on employer-provided benefits imposed on those tax-qualified plans.

Supplemental Executive Retirement Plan

Our executives who are vice presidents or above, including our named executive officers, participate in the unfunded Supplemental Executive Retirement Plan, or SERP. We provide the SERP as an incentive for key executives to remain in our service by providing retirement compensation in addition to the benefits provided by the pension plan, which are limited by the tax code, that is payable only if the executive remains with us until retirement, disability or death. See "Pension Benefits" below for more information regarding the SERP.

Split Dollar / Reverse Split Dollar Life Insurance Plan

Certain executive officers, including Messrs. Harvey and Protsch and Ms. Swan, receive individually owned life insurance policies. We pay the premiums for this insurance and these payments are taxable to the individual officers. These specific policies were grandfathered in 1998 and we no longer offer the policies to other executive officers as part of total executive compensation.

Perquisites
We provide our officers, including our named executive officers, with a Flexible Perquisite Program. The program provides a specified amount of funds to our executives to use for benefits, including an annual fixed automobile allowance, financial planning and legal services, a variety of club memberships and long-term care insurance. The Committee reviews this program on an annual basis as part of our total compensation offering to determine its merits and the use of similar programs by our peer group. The last review took place at our December 2008 Committee meeting where Towers Perrin provided an update on market trends for these programs. The Committee determined that the Flexible Perquisite Program continued to be comparable to continuing programs found in the market and should continue as a component of total executive compensation. For 2009, the Committee set the Flexible Perquisite Program funding amounts at $26,000 for Mr. Harvey, $20,000 for Mr. Protsch, $17,500 for Ms. Swan, $14,000 for Mr. Aller and $11,000 for Ms. Doyle which represented no change from 2008. Our executive officers are also eligible for moderately more generous health and dental insurance, accidental death insurance, disability insurance, vacation, and other similar benefit programs than the balance of our non-bargaining unit employees.

Post-Termination Compensation

KEESAs
We currently have in effect key executive employment and severance agreements, or KEESAs, with our executive officers, including our named executive officers, and certain of our key employees. The KEESA is designed to provide economic protection to key executives following a change in control of our company so that executives can remain focused on our business without undue personal concern. We recognize that circumstances may arise in which we may consider a change of control transaction. We believe the security afforded the executives by the KEESA will help the executives to remain focused on business continuity and reduce the distraction of the executive's reasonable personal concerns regarding future employment. We also believe that the KEESA allows the executive to better consider the best interests of our company and its shareowners due to the economic security provided by the KEESA benefits.

The KEESAs are triggered if, within a period of up to three years after a change in control for Mr. Harvey, Mr. Protsch or Ms. Swan and two years for Mr. Aller or Ms. Doyle, there has occurred both a change in control and loss of employment, causing KEESA benefits to be subject to a "double trigger." We implemented the double trigger mechanism to ensure that only those executives adversely affected by a change in control would receive benefits under the KEESA. The cash termination benefit under the KEESA is up to three times base salary and target bonus for Mr. Harvey, Mr. Protsch and Ms. Swan and two times base salary and target bonus for Mr. Aller and Ms. Doyle.

The KEESAs for Mr. Aller and Ms. Doyle provide that if any portion of the benefits under the KEESA or under any other agreement for the officer would constitute an excess parachute payment for purposes of the Internal Revenue Code, benefits will be reduced so that the officer will be entitled to receive $1 less than the maximum amount which he or she could receive without becoming subject to the 20% excise tax imposed by the Code on certain excess parachute payments, or which we may pay without loss of deduction under the Code. The KEESAs for Mr. Harvey, Mr. Protsch and Ms. Swan provide that if any payments constitute an excess parachute payment, we will pay to the appropriate officer the amount necessary to offset the excise tax and any additional taxes on this additional payment.

We believe the level of the benefits provided by the KEESAs to each executive officer reflects the amount of work that would be required of them during a change in control transaction as well as the amount of opportunities they would be asked to forego to assist the change in control transaction rather than seek future employment. Top executives are required to put forth greater effort to ensure a smooth change in control of a company and we believe that it would take a longer time for them to find comparable employment based on their attained career status. The elevated positions held by Messrs. Harvey and Protsch and Ms. Swan cause us to believe that this analysis is especially true for them. Therefore, they receive the highest benefit level and a tax-gross up. We believe the benefits provided in the KEESA to our executive officers are comparable with industry practice.

In consideration of the KEESA benefits, the executive agrees not to compete with us for a period of one year after the executive leaves us and to keep in confidence any proprietary information or confidential information for a period of five years after the executive leaves us. Both of these conditions can be waived in writing by our board of directors.

See "Potential Payments upon Termination or Change in Control" for more information regarding the KEESAs.

Executive Severance Plan
We also maintain a general executive severance plan for executive officers in the event that an officer's position has been eliminated or significantly altered by us. The executive severance plan is designed to provide economic protection to key executives following the elimination of their position so that executives can remain focused on our business without undue personal concern. We recognize that circumstances may arise in which we may consider eliminating certain key positions that are no longer necessary. We believe the security afforded the executives by the severance plan will keep the executives focused on their duties at our company rather than on their personal concerns of job security. The plan provides for a minimum level of severance equal to one times base salary, payment of pro-rated incentive compensation within the discretion of the chief executive officer, up to 18 months of COBRA coverage, six months of which are paid by us, outplacement services and/or tuition reimbursement of up to $10,000, and access to our employee assistance program. All executive officer severance packages are approved by the Committee. We believe our executive severance plan is consistent with plans throughout the industry.

See "Potential Payments upon Termination or Change in Control" for more information regarding the Executive Severance Plan.

Employment Agreements
We do not have any employment agreements with our executive officers.

Share Ownership Guidelines
We established share ownership guidelines for our executive officers as a way to better align the financial interests of officers with those of shareowners. Under these guidelines, the requisite ownership numbers are 85,000 shares for Mr. Harvey, 36,000 shares for Mr. Protsch and Ms. Swan and 12,000 shares for Mr. Aller and Ms. Doyle. The executive officers are expected to make continuing progress toward compliance with these guidelines and achieve their designated levels within five years of being appointed as an officer. We monitor each officer's progression towards achievement of these guidelines on a semi-annual basis.

The share ownership guidelines have an impact upon the payout of awards for our performance shares. If executives have not yet met their share ownership level, they are required to receive at least 50% of any performance share payout made upon the vesting of the performance shares in shares of our common stock. In addition, once the performance or time-based restrictions lapse on shares of performance contingent or time-based restricted stock, these shares are counted towards achievement of share ownership guidelines. Our chief executive officer retains the right to grant special dispensation for hardship, promotions or new hires. All of our named executive officers have met their share ownership guidelines. Their share holdings are shown in the "Ownership of Voting Securities" table above.

Impact of Regulatory Requirements
Section 162(m) of the Internal Revenue Code generally limits the corporate deduction for compensation paid to our Chief Executive Officer and the three other most highly compensated executive officers (excluding our Chief Financial Officer) to $1 million, unless such compensation is based upon performance objectives meeting certain regulatory criteria or is otherwise excluded from the limitation. Based on the Committee's commitment to link compensation with performance as described above, the Committee intends to qualify future compensation paid to our executive officers for deductibility by us under Section 162(m) except in limited appropriate circumstances. All equity compensation plans are accounted for under FAS123(R).

In 2008, we amended the SERP, KEESAs and Severance Plan to comply with the deferred compensation election and payment timing requirements of Internal Revenue Code Section 409A.

The Public Service Commission of Wisconsin allows us to recover from customers portions of our incentive compensation payments attributable to customer service and reliability goals. We have structured our compensation program to participate in this allowed recovery.

Conclusion
The Committee is provided with appropriate information and reviews all components of our chief executive officer's and other executive officers' compensation. Based on this information, the Committee seeks to implement executive compensation that is appropriately tied to the performance of the executives on behalf of shareowners, employees and customers.

COMPENSATION AND PERSONNEL COMMITTEE REPORT

To Our Shareowners:
The Compensation and Personnel Committee (the "Committee") of the Board of Directors of the Company has reviewed and discussed the Compensation Discussion and Analysis with our Audit Committee and our management. Based on the Committee's reviews and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in our Annual Report on Form 10-K for the year ended Dec. 31, 2008, for filing with the SEC.

The Committee believes the existing executive compensation policies and programs provide the appropriate level of competitive compensation for our executive officers. In addition, the Committee believes that the short-and long-term performance incentives effectively align the interests of executive officers and shareowners toward a successful future for our company.

COMPENSATION AND PERSONNEL COMMITTEE
Ann K. Newhall (Chairperson)
Darryl B. Hazel
Dean C. Oestreich
Carol P. Sanders

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation paid to or earned by our chief executive officer, our chief financial officer (which for all of 2008 was Mr. Protsch) and our next three highest paid executive officers for 2008, 2007 and 2006. We refer to such individuals in this proxy statement collectively as our named executive officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
William D. Harvey Chairman, President and Chief Executive Officer	2008	$850,962	$ 0	$ 842,408	$ 0	$ 0	$2,103,000	$262,562	$4,058,932
	2007	$811,962	$ 0	$2,794,112	$ 0	$677,160	$3,844,938	$226,340	$8,354,512
	2006	$745,192	$151,875	$2,398,279	$32,148	$860,625	$ 689,334	$162,962	$5,040,415
Eliot G. Protsch Senior Executive Vice President and Chief Operating Officer	2008	$498,515	$ 0	$ 325,868	$ 0	$ 0	$ 651,000	$129,785	$1,605,168
	2007	$477,427	$ 0	$1,170,638	$ 0	$293,216	$1,757,578	$108,774	$3,807,633
	2006	$454,519	$ 65,213	$1,263,614	$17,856	$369,540	$ 191,983	$109,941	$2,472,666
Barbara J. Swan Executive Vice President-General Counsel and Chief Administrative Officer	2008	$377,669	$ 0	$ 141,131	$ 0	$ 0	$ 492,000	$ 84,344	$1,095,144
	2007	$362,081	$ 0	$ 697,271	$ 0	$174,724	$ 245,478	$ 63,289	$1,542,843
	2006	$342,116	$ 36,872	$ 821,333	$13,816	$208,941	$ 123,800	$ 57,299	$1,604,177
Thomas L. Aller Senior Vice President-Energy Resource Development	2008	$269,404	$ 30,000	$ 57,002	$ 0	$ 0	$ 0	$ 40,036	$ 396,442
	2007	$258,346	$ 0	$ 304,690	$ 0	$ 90,640	$ 152,628	$ 31,199	$ 837,503
	2006	$249,523	$ 23,625	$ 458,293	$ 9,356	$133,875	$ 188,916	$ 28,179	$1,091,767
Dundeana K. Doyle Senior Vice President-Energy Delivery	2008	$256,669	$ 0	$ 51,530	$ 0	$ 0	$ 94,791	$ 44,579	$ 447,569
	2007	$236,696	$ 0	$ 229,758	$ 0	$ 77,776	$ 91,558	$ 33,206	$ 668,994
	2006	$223,567	$ 17,719	$ 291,426	$ 4,638	$100,406	$ 65,785	$ 38,118	$ 741,659

(1) The amounts shown in this column include amounts deferred by the named executive officers in our Alliant Energy Deferred Compensation Plan Stock Account. See "Nonqualified Deferred Compensation."

(2) The amounts in this column for 2006 represent the difference between the amounts the named executive officers received under our MICP for 2006 as a result of the waiver by the Compensation and Personnel Committee of the cash flow performance measure and what the amounts received under our MICP for 2006 would have been without the waiver. The amount shown for Mr. Aller in 2008 is a discretionary bonus awarded by the Committee to Mr. Aller in recognition of the leadership he provided us, IPL's customers and the community of Cedar Rapids, Iowa, during the flood that occurred in June 2008.

(3) The amounts in this column reflect the dollar amount we recognized for financial statement reporting purposes for the fiscal years ended Dec. 31, 2006, 2007 and 2008, in accordance with FAS 123(R) (disregarding the estimate of forfeitures relating to service-based vesting), of awards pursuant to our 2002 Equity Incentive Plan and thus may include amounts from awards granted in and prior to 2008. Assumptions used in the calculation of these amounts are included in Note 6(b) to our audited financial statements for the fiscal year ended Dec. 31, 2008 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on Feb. 27, 2009.

(4) The amounts in this column reflect the dollar amount we recognized for financial statement reporting purposes for the fiscal year ended Dec. 31, 2006 in accordance with FAS 123(R) (disregarding the estimate of forfeitures relating to service-based vesting), of awards pursuant to our 2002 Equity Incentive Plan and thus include amounts from awards granted prior to 2006. Assumptions used in the calculation of these amounts are included in Note 6(b) to our audited financial statements for the fiscal year ended Dec. 31, 2006 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2007.

(5) The amounts in this column represent cash amounts received by the executive officers under our MICP for services performed in 2006, 2007 and 2008 that were paid in 2007, 2008 and 2009, respectively.

(6) The amounts in this column reflect (a) the actuarial increase in the present value of the named executive officers benefits under all pension plans established by us determined using the assumptions and methods set forth in footnote (1) to the Pension Benefits table below, which may include amounts that the named executive officer may not currently be entitled to receive because such amounts are not vested, and (b) amounts representing above market interest on

non-qualified deferred compensation. The above market interest was calculated to be equal to the amount by which the interest on deferred compensation in a frozen legacy deferred compensation plan in 2008 (11% on deferrals made prior to July 1, 1993 and 9% on deferrals made on or after July 1, 1993) exceeded 120% of the applicable federal long-term interest rate, with compounding, at the time the interest rate was set (120% of this rate was 5.35%). The following represents the breakdown for each of the change in pension value and above market interest on deferred compensation, respectively, for each named executive officer: Mr. Harvey, $2,103,000/$0; Mr. Protsch, $651,000/$0; Ms. Swan, $492,000/$0; Mr. Aller, $0/$0; and Ms. Doyle, $89,000/$5,791.

(7) The table below shows the components of the compensation reflected under this column for 2008:

Name	Perquisites and Other Personal Benefits (a)	Registrant Contributions to Defined Contribution Plans (b)	Life Insurance Premiums (c)	Tax Reimbursements (d)	Dividends (e)	Total
William D. Harvey	$21,668	$26,400	$68,955	$26,459	$119,080	$262,562
Eliot G. Protsch	$19,659	$23,445	$31,661	$ 5,393	$ 49,627	$129,785
Barbara J. Swan	$24,475	$19,823	$15,234	$ 8,217	$ 16,595	$ 84,344
Thomas L. Aller	$18,883	$13,073	$ 1,810	$ 0	$ 6,270	$ 40,036
Dundeana K. Doyle	$ 9,701	$13,061	$10,314	$ 6,092	$ 5,411	$ 44,579

(a) Consists of allowance pursuant to our Flexible Perquisite Program that may be utilized for automobile allowance; financial planning and legal services; club memberships; and premiums for additional long-term disability coverage. This amount also includes Company contributions to the executive for a consumer driven health plan above the amount provided to other non-bargaining employees enrolled in that plan and the cost of spousal travel on company owned aircraft. Because an executive's spouse accompanies the executive on a flight when the executive is traveling for business purposes, we do not incur additional direct operating cost in such situations. However, the personal use of the company owned aircraft is imputed income to the named executive officer and is calculated on Standard Industry Fare Level rates published periodically by the Internal Revenue Service.
   (i) For Mr. Harvey, $12,000 of his perquisite allowance was for automobile allowance.
   (ii) No other named executive officer had a single perquisite item in excess of $10,000.

(b) Matching contributions to 401(k) Savings Plan and the Alliant Energy Deferred Compensation Plan, employer contributions based on age and service to the 401(k) Savings Plan accounts and employer defined contributions to the Excess Retirement Plan.

(c) All life insurance premiums.

(d) Tax reimbursements for split and reverse dollar life insurance and, in the case of Mr. Harvey only, financial planning and legal services.

(e) Dividends earned in 2008 on unvested restricted stock.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding all incentive plan awards that we granted to our named executive officers in 2008.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[4]			Grant Date Fair Value of Stock Awards[5]
			Threshold ($) 20%	Target ($) 100%	Maximum ($) 200%	Threshold (#) 50%	Target (#) 100%	Maximum (#) 200%	
William D. Harvey	1/2/2008[2]	12/12/2007				13,044	26,087	52,174	$1,056,263
	1/2/2008[3]	12/12/2007					26,087		$1,056,263
		12/12/2007	$160,550	$802,750	$1,605,500				
Eliot G. Protsch	1/2/2008[2]	12/12/2007				4,585	9,169	18,338	$ 371,253
	1/2/2008[3]	12/12/2007					9,169		$ 371,253
		12/12/2007	$ 69,300	$346,500	$ 693,000				
Barbara J. Swan	1/2/2008[2]	12/12/2007				2,894	5,788	11,576	$ 234,356
	1/2/2008[3]	12/12/2007					5,788		$ 234,356
		12/12/2007	$ 41,250	$206,250	$ 412,500				
Thomas L. Aller	1/2/2008[2]	12/12/2007				1,156	2,312	4,624	$ 93,613
	1/2/2008[3]	12/12/2007					2,312		$ 93,613
		12/12/2007	$ 24,075	$120,375	$ 240,750				
Dundeana K. Doyle	1/2/2008[2]	12/12/2007				1,102	2,204	4,408	$ 89,240
	1/2/2008[3]	12/12/2007					2,204		$ 89,240
		12/12/2007	$ 20,400	$102,000	$ 204,000				

(1) The amounts shown represent the threshold, target and maximum awards that could have been earned by each of our named executive officers under our MICP for 2008 as described more fully under "Compensation Discussion and Analysis – Compensation Elements and Design – Short-Term Incentives." The threshold payment level under the MICP was 20% of the target amount. The maximum payment level under the MICP was 200% of the target amount. No payments were earned for 2008 under the MICP as shown in the "Non-Equity Compensation Plan" column of the Summary Compensation Table above.

(2) The amounts shown represent the threshold, target and maximum amounts of performance shares that were awarded in 2008 to the named executive officers under our 2002 Equity Incentive Plan as described more fully under "Compensation Discussion and Analysis – Compensation Elements and Design – Long-Term Incentives." The threshold amount is 50% of the target amount. The maximum amount is 200% of the target amount.

(3) Represents the number of shares of performance contingent restricted stock that were awarded in 2008 to the named executive officers under the 2002 Equity Incentive Plan as described more fully under "Compensation Discussion and Analysis – Compensation Elements and Design – Long-Term Incentives."

(4) Performance contingent restricted stock awards granted in 2008 accumulate dividends on the same basis as shares of our common stock.

(5) The grant date fair value of each equity award was computed in accordance with FAS 123(R).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information on outstanding stock option awards and unvested stock awards held by our named executive officers on Dec. 31, 2008.

	Option Awards				Stock Awards				
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[1]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2][3]	
William D. Harvey	21,798		$31.54	1/2/2011					
	11,258		$25.93	2/9/2014					
					31,554	$920,746			(4a)
							31,931	$931,747	(5)
							24,677	$720,075	(6)
							22,981	$670,586	(7)
							27,167	$792,733	(8)
							26,087	$761,219	(9)
Eliot G. Protsch					15,777	$460,373			(4b)
							11,300	$329,734	(5)
							9,106	$265,713	(6)
							8,480	$247,446	(7)
							9,549	$278,640	(8)
							9,169	$267,551	(9)
Barbara J. Swan							7,344	$214,298	(5)
							6,139	$179,136	(6)
							5,717	$166,822	(7)
							6,028	$175,897	(8)
							5,788	$168,894	(9)
Thomas L. Aller	13,255		$29.88	6/1/2009					
	14,307		$28.59	1/19/2010					
	12,229		$31.54	1/2/2011					
	17,438		$27.79	5/16/2012					
	17,438		$16.82	1/21/2013					
	18,767		$24.90	1/2/2014					
	2,887		$25.93	2/9/2014					
							3,104	$ 90,575	(5)
							2,189	$ 63,875	(6)
							2,039	$ 59,498	(7)
							2,408	$ 70,265	(8)
							2,312	$ 67,464	(9)
Dundeana K. Doyle							2,394	$ 69,857	(5)
							1,672	$ 48,789	(6)
							1,557	$ 45,433	(7)
							2,295	$ 66,968	(8)
							2,204	$ 64,313	(9)

(1) The exercise price for all stock option grants is the fair market value of our common stock on the date of grant.

(2) The value of unvested shares is calculated by using the closing price of our common stock of $29.18 on Dec. 31, 2008.

(3) This column reports dollar amounts that would be received for the equity awards based upon the executive's achievement at the target performance level, plus dividends accumulated on the performance contingent restricted stock.

(4a) Time-based restricted stock granted on July 11, 2005. The shares vest 50% and 50% per year in the 4th and 5th years, respectively.

(4b) Time-based restricted stock granted on July 11, 2005. The shares vest 37.5% and 62.5% per year in the 4th and 5th years, respectively.

(5) Performance shares granted on Jan. 3, 2006. Vesting occurs if the performance criterion is met in 3 years.

(6) Performance contingent restricted stock granted on Jan. 3, 2007. Vesting occurs if the performance criterion is met in 3 or 4 years.

(7) Performance shares granted on Jan. 3, 2007. Vesting occurs if the performance criterion is met in 3 years.

(8) Performance contingent restricted stock granted on Jan. 2, 2008. Vesting occurs if the performance criterion is met in 2, 3 or 4 years.

(9) Performance shares granted on Jan. 2, 2008. Vesting occurs if the performance criterion is met in 3 years.

OPTION EXERCISES AND STOCK VESTED

The following table shows a summary of the stock options exercised by our named executive officers in 2008 and stock awards vested for the named executive officers during 2008.

	Option Awards		Stock Awards		
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Long-Term Incentive Plan**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)(3)**
William D. Harvey	0	$0	Time-Based Restricted stock	7,720	$ 262,634
			Performance Shares	51,888	$1,541,852
Eliot G. Protsch	0	$0	Time-Based Restricted stock	3,860	$ 131,317
			Performance Shares	18,363	$ 545,657
Barbara J. Swan	0	$0	Performance Shares	11,934	$ 354,619
Thomas L. Aller	0	$0	Performance Shares	5,044	$ 149,882
Dundeana K. Doyle	0	$0	Performance Shares	3,890	$ 115,591

(1) Reflects the amount calculated by multiplying the number of options exercised by the difference between the market price of our common stock on the exercise date and the exercise price of options.

(2) Reflects an amount calculated (i) by multiplying the number of shares of time-based restricted stock which vested for Messrs. Harvey and Protsch on July 11, 2008 with a market price of our common stock of $34.02; and (ii) by multiplying the vested number of the 2006 performance shares by the market price of our common stock on Jan. 2, 2009 of $29.34, plus dividend equivalents on such shares.

(3) Executive officers receiving a payout of their performance shares awarded in 2006 for the performance period ending Dec. 31, 2008 could elect to receive their award in cash, in shares of common stock, or partially in cash and partially in common stock. Messrs. Harvey and Protsch elected to receive 50% of their awards in common stock and 50% of their awards in cash. All other named executive officers elected to receive their awards 100% in cash.

PENSION BENEFITS

The table below sets forth the number of years of credited service, the present value of accumulated benefits and payments during 2008 for each of our named executive officers under the Alliant Energy Cash Balance Pension Plan, the Excess Retirement Plan and the Supplemental Executive Retirement Plan which are each described below. The disclosed amounts are estimates only and do not necessarily reflect the actual amounts that will be paid to our named executive officers, which will only be known at the time that they become eligible for payment.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During 2008 ($)
William D. Harvey	Cash Balance Plan	21.0	$ 633,000	$0
	Excess Retirement Plan	21.4	$1,799,000	$0
	SERP	21.4	$7,443,000	$0
		Total	$9,875,000	$0
Eliot G. Protsch	Cash Balance Plan	28.8	$ 658,000	$0
	Excess Retirement Plan	29.2	$ 857,000	$0
	SERP	29.2	$3,923,000	$0
		Total	$5,438,000	$0
Barbara J. Swan	Cash Balance Plan	19.6	$ 523,000	$0
	Excess Retirement Plan	20.0	$ 360,000	$0
	SERP	20.0	$2,853,000	$0
		Total	$3,736,000	$0
Thomas L. Aller	Cash Balance Plan	15.2	$ 143,000	$0
	Excess Retirement Plan	15.6	$ 28,000	$0
	SERP	15.6	$1,408,000	$0
		Total	$1,579,000	$0
Dundeana K. Doyle	Cash Balance Plan	23.6	$ 336,000	$0
	Excess Retirement Plan	24.0	$ 28,000	$0
	SERP	24.0	$ 457,000	$0
		Total	$ 821,000	$0

(1) FAS 158 required us to change our measurement date for the plans included in this table from Sept. 30 to Dec. 31 effective for the 2008 fiscal year. The following assumptions, among others, were used: that the participant retires at age 62; that the benefit calculation date is Dec. 31, 2008, consistent with our accounting measurement date for financial statement reporting purposes; that the discount rate is 6.15% (compared to 6.20% as of Sept. 30, 2007); that the post-retirement mortality assumption is based on the RP-2000 table with white collar adjustment and a 10-year projection; that the form of payment is 80% lump sum and 20% annuity; and, for participants who are not yet eligible to retire with a SERP benefit, that the SERP accrues ratably over the participant's career until such eligibility date. For purposes of the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table, the actuarial values of the accumulated plan benefits were calculated using an annualized approach whereby the actual change in pension present values from Sept. 30, 2007 to Dec. 31, 2008 was pro-rated by 12/15ths.

Alliant Energy Cash Balance Pension Plan — Our salaried employees, including our named executive officers, are eligible to participate in the Alliant Energy Cash Balance Pension Plan, or Pension Plan, that we maintain. The Pension Plan bases a participant's defined benefit pension on the value of a hypothetical account balance. For individuals participating in the Pension Plan as of Aug. 1, 1998, a starting account balance was created equal to the present value of the benefit accrued as of Dec. 31, 1997, under the applicable prior benefit formula. In addition, such individuals received a special one-time transition credit amount equal to a specified percentage varying with age multiplied by credited service and pay. For 1998 through Aug. 2, 2008, a participant received annual credits to the account equal to 5% of base pay (including certain incentive payments, pre-tax deferrals and other items). For 1998 and thereafter, a participant also receives an interest credit on all prior accruals equal to 4%, plus a potential share of the gain on the investment return on Pension Plan assets for the year.

The life annuity payable under the Pension Plan is determined by converting the hypothetical account balance credits into annuity form. Individuals who were participants in the Pension Plan on Aug. 1, 1998, are in no event to receive any less than what would have been provided under the prior formula that was applicable to them, had it continued until Aug. 2, 2008.

All of our named executive officers participate in the Pension Plan and are "grandfathered" under the applicable prior plan benefit formula. Because their estimated benefits under the applicable prior plan benefit formula are expected to be higher than under the Pension Plan formula, utilizing current assumptions, the benefits for all of our named executive officers, with the exception of Mr. Aller, would currently be determined under the applicable prior plan benefit formula. To the extent benefits under the Pension Plan are limited by tax law, any excess will be paid under the Excess Retirement Plan described below. Pension Plan accruals ceased as of Aug. 2, 2008. This "freeze" applies to both the 5% of base pay annual credits to the hypothetical account balance and to the grandfathered prior plan formulas. Thereafter, active participants receive enhanced benefits under our 401(k) Savings Plan.

WPL Plan A Prior Formula. One of the applicable prior plan formulas provided retirement income based on years of credited service and final average compensation for the 36 highest consecutive months, with a reduction for Social Security offset. Our named executive officers covered by this formula are Messrs. Harvey and Protsch and Ms. Swan.

For purposes of the Pension Plan, compensation means payment for services rendered, including vacation and sick pay, and is substantially equivalent to the salary amounts reported in the Summary Compensation Table. Pension Plan benefits depend upon length of Pension Plan service (up to a maximum of 30 years), age at retirement and amount of compensation (determined in accordance with the Pension Plan) and are reduced by up to 50% of Social Security benefits. The general formula is (i) 55% of final average compensation less 50% of Social Security benefits, the difference multiplied by (ii) a fraction not greater than 1, the numerator of which is the number of years of credit and the denominator of which is 30. This formula provides the basic benefit payable for the life of the participant. If the participant receives an alternative form of payment, then the monthly benefit would be reduced accordingly.

Messrs. Harvey and Protsch and Ms. Swan are eligible for early retirement because they are over age 55. For each year they would choose to retire and commence benefits prior to age 62, their benefits would be reduced by 5% per year. If benefits commence at or after age 62, there would be no reduction for early commencement prior to the normal retirement age of 65.

IES Industries Pension Plan Prior Formula. Another applicable prior plan formula applies to Ms. Doyle. This formula provides retirement income based on years of service, final average compensation, and Social Security covered compensation. Technically, this formula also applies to Mr. Aller, but his prior plan formula benefit is frozen in the annual amount of $7,607 payable at age 65; therefore, the regular Pension Plan formula is expected to apply to him.

The benefit formula for Ms. Doyle for service until the Aug. 2, 2008 freeze date is generally the benefit she had accrued under an old formula in existence prior to 1988 plus (i) 1.05% of average monthly compensation for years of service not in excess of 35, plus (ii) 0.50% of average monthly compensation in excess of Social Security covered compensation for years of service not in excess of 35, plus (iii) 1.38% of average monthly compensation for years of service in excess of 35. Compensation generally is the salary amount reported in the Summary Compensation Table, with the final average compensation being calculated based on the three highest calendar years of such pay. The formula provides the basic benefit payable for the life of the participant. If the participant receives an alternative form of payment, then the monthly benefit would be reduced accordingly.

Excess Retirement Plan — We maintain an unfunded Excess Retirement Plan that provides funds for payment of retirement benefits above the limitations on payments from qualified pension plans in those cases where an employee's retirement benefits exceed the qualified plan limits. The Excess Retirement Plan provides an amount equal to the difference between the actual pension benefit payable under the Pension Plan and our actual contributions based on age and service to the 401(k) Savings Plan and what such benefits and contributions would be if calculated without regard to any limitation imposed by the Code on pension benefits or covered compensation.

Supplemental Executive Retirement Plan — We maintain an unfunded Supplemental Executive Retirement Plan, or SERP, to provide incentive for key executives to remain in our service by providing additional compensation that is payable only if the executive remains with us until retirement, disability or death. While the SERP provides different levels of benefits depending on the executive covered, this summary reflects the terms applicable to all of our named executive officers. Participants in the SERP must be approved by the Compensation and Personnel Committee.

For Messrs. Harvey and Protsch and Ms. Swan, the SERP provides for payments of 60% of the participant's average annual earnings (base salary and bonus) for the highest paid three consecutive years out of the last 10 years of the participant's employment reduced by the sum of benefits payable to the officer from the officer's defined benefit plan, the company contributions based on age and service to the 401(k) Savings Plan, and the Excess Retirement Plan. The normal retirement date under the SERP is age 62 with at least 10 years of service and early retirement is at age 55 with at least 10 years of service. Messrs. Harvey and Protsch and Ms. Swan are currently eligible to elect early retirement under such provisions. If a participant retires prior to age 62, the 60% payment under the SERP is reduced by 3% per year for each year the participant's retirement date precedes his/her normal retirement date. The actuarial reduction factor will be waived for participants who have attained age 55 and have a minimum of 10 years of service in a senior executive position with us on or after April 21, 1998. Payment of benefits under the SERP commences six months after the participant's retirement. At the timely election of the participant, benefits under the SERP will be made in a lump sum, in installments over a period of five years, or for the lifetime of the participant.

For Mr. Aller, the SERP provides for payments of 50% of the participant's average annual earnings (base salary and bonus) for the highest paid three consecutive years out of the last 10 years of the participant's employment reduced by the sum of benefits payable to the officer from the officer's defined benefit plan, the company contributions based on age and service to the 401(k) Savings Plan, and the unfunded Excess Retirement Plan. The normal retirement date under the SERP is age 62 with at least 10 years of service and early retirement is at age 55 with at least 10 years of service and five or more years of continuous SERP employment, which age and service requirements Mr. Aller has already satisfied. If a participant retires prior to age 62, the 50% payment under the SERP is reduced by approximately 5% per year for each year the participant's retirement date precedes his/her normal retirement date. Payment of benefits under the SERP commences six months after the participant's retirement. At the timely election of the participant, benefits under the SERP will be made in a lump sum, in annual installments over a period of five years, or in monthly installments for 18 years. Participants made their elections in December 2008.

For Ms. Doyle, the SERP provides for payments of 60% of the participant's average annual earnings (base salary and bonus) for the highest paid three consecutive years out of the last 10 years of the participant's employment reduced by the sum of benefits payable to the officer from the officer's defined benefit plan, the company contributions based on age and service to the 401(k) Savings Plan, and the Excess Retirement Plan. The normal retirement date under the SERP is age 62 with at least 10 years of service and early retirement is at age 55 with at least 10 years of service. If a participant retires prior to age 62, the 60% payment under the SERP is reduced by 3% per year for each year the participant's retirement date precedes his/her normal retirement date. Payment of benefits under the SERP commences six months after the participant's retirement. At the timely election of the participant, benefits under the SERP will be made in a lump sum, in installments over a period of five years, or in monthly installments for 18 years.

Participants may change their form of payment once, provided that the new election is made at least 12 months prior to their retirement. If such an election is made, benefits under the SERP will not be paid for five years after they otherwise would have been.

For Messrs. Harvey and Protsch and Ms. Swan, if the lifetime benefit is selected, and for Mr. Aller and Ms. Doyle, if the monthly benefit is selected, and in either case the participant dies prior to receiving 12 years of payments, payments continue to any surviving spouse or dependent children, payable for the remainder of the 12 year period. If the participant dies while still employed by us, the designated beneficiary shall receive a lump sum equal to the discounted value of retirement benefits for 12 years. For Messrs. Harvey and Protsch and Mses. Swan and Doyle, a post-retirement death benefit of one times the participant's final average earnings at the time of retirement will be paid to the designated beneficiary.

NONQUALIFIED DEFERRED COMPENSATION

The table below sets forth certain information as of Dec. 31, 2008 for each of our named executive officers with respect to the Alliant Energy Deferred Compensation Plan, which is described below.

Name	Executive Contributions in 2008 ($)[1]	Registrant Contributions in 2008 ($)[2]	Aggregate Earnings in 2008 ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance as of December 31, 2008 ($)
William D.Harvey	$837,865	$ 0	$(181,192)	$ 0	$3,792,344
Eliot G. Protsch	$298,159	$5,077	$(179,641)	$ 0	$3,157,723
Barbara J. Swan	$ 98,596	$4,229	$(290,938)	$70,186	$ 864,110
Thomas L. Aller	$ 0	$ 0	$ (92,056)	$ 0	$ 269,968
Dundeana K. Doyle	$ 0	$ 0	$ (62,772)[4]	$ 0	$ 371,731

(1) The amounts reported are also reported under the "Salary" or "Non-Equity Incentive Plan Compensation" headings in the Summary Compensation Table for 2008 or prior years.

(2) The amounts reported in this column are also reported under the "All Other Compensation" heading in the Summary Compensation Table.

(3) The following portions of the amounts reported in this column, which represent above-market interest on deferred compensation, were reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" heading in the Summary Compensation Table for 2008 or prior years: Mr. Harvey – $37,938, Mr. Protsch – $37,578, Ms. Swan – $3,478, Mr. Aller – $1,628 and Ms. Doyle – $11,349.

(4) Of this amount, $5,791, which represents above-market interest on deferred compensation, is reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" heading in the Summary Compensation Table for 2008.

We maintain the Alliant Energy Deferred Compensation Plan, or AEDCP, under which participants, including our named executive officers, may defer up to 100% of base salary and annual incentive compensation. Participants who have made the maximum allowed contribution to our 401(k) Savings Plan may receive an additional credit to the AEDCP. The credit made in January 2009 was equal to 50% of (a), minus (b), where:

(a) equals the lesser of (i) 8% of base salary for the Plan Year (except that for the credit to be made in early 2009 based on 2008 compensation, such amount shall be the sum of 6% of base salary for the period Jan. 1 through July 31, 2008 plus 8% of base salary for Aug. 1 through Dec. 31, 2008), or (ii) the sum of the amounts (if any) contributed by the participant to the 401(k) Savings Plan during the applicable year that were eligible for matching contributions under the 401(k) Savings Plan, plus the amounts deferred by the participant during the applicable year under the AEDCP; and

(b) equals the amount of any matching contributions under the 401(k) Savings Plan on behalf of the participant for the applicable year.

The participant may elect to have his or her deferrals credited to an Interest Account, Equity Account or a Company Stock Account. Deferrals and matching contributions to the Interest Account receive an annual return based on the 10-year Treasury Bond Rate plus 1.50% as established by the Federal Reserve. Deferrals and matching contributions credited to the Equity Account are treated as invested in an S&P 500 index fund. Deferrals and matching contributions credited to the Company Stock Account are treated as though invested in our common stock and are credited with dividend equivalents, which are treated as if reinvested. The shares of common stock identified as obligations under the AEDCP are held in a rabbi trust. Payments from the AEDCP due to death or retirement may be made in a lump sum or in annual installments for up to 10 years at the election of the participant. Payments from the AEDCP for any reason other than death or retirement are made in a lump sum. Participants are selected by our chief executive officer. Messrs. Harvey, Protsch and Aller, and Mses. Swan and Doyle are participants in the AEDCP.

We maintain a frozen legacy deferred compensation plan, the IES Deferred Compensation Plan, in which Ms. Doyle maintains a frozen account. An interest credit is provided for the balance in the account at a rate of 11% for the balance in the account prior to July 1, 1993 and 9% on the remainder of the account. This plan was frozen on April 21, 1998 and no amounts have been deferred to the account since then.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following tables describe potential payments and benefits under our compensation and benefit plans and arrangements to which our named executive officers would be entitled upon termination of employment or change in control of our company. The estimated amount of compensation payable to each of our named executive officers in each situation is listed in the tables below assuming that the termination and/or change in control of our company occurred at Dec. 31, 2008 and that our common stock is valued at $29.18, which was the closing market price for our common stock on Dec. 31, 2008. The actual amount of payments and benefits can only be determined at the time of such a termination or change in control and therefore the actual amounts will vary from the estimated amounts in the tables below. Descriptions of the circumstances that would trigger payments or benefits to our named executive officers, how such payments and benefits are determined under the circumstances, material conditions and obligations applicable to the receipt of payments or benefits and other material factors regarding such agreements and plans, as well as other material assumptions that we have made in calculating the estimated compensation, follow these tables.

William D. Harvey	Death	Disability	Involuntary Termination Without Cause	Retirement	Change In Control and Termination without Cause or for Good Reason	Change In Control without Termination
Triggered Payouts						
Cash Termination Payment	$ —	$ —	$ 845,000	$ —	$ 4,943,250	$ —
Life, Medical, Dental Insurance Continuation	$ —	$ —	$ 5,034	$ —	$ 237,071	$ —
Lump Sum SERP	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Restricted Stock	$ 920,746	$ 920,746	$ 920,746	$ 920,746	$ 920,746	$ 920,746
Unearned Performance Contingent Restricted Stock	$ 558,243	$ 558,243	$ 558,243	$ 558,243	$ 558,243	$ 558,243
Unearned Performance Shares	$ 700,797	$ 700,797	$ 700,797	$ 700,797	$ 700,797	$ 700,797
Outplacement Services	$ —	$ —	$ 10,000	$ —	$ 84,500	$ —
Tax Preparation Assistance	$ —	$ —	$ —	$ —	$ 15,000	$ —
Legal and Accounting Advisor Services	$ —	$ —	$ —	$ —	$ 10,000	$ —
Excise Tax Gross Up	n/a	n/a	n/a	n/a	$ 2,688,942	$ —
Life Insurance Proceeds	$2,227,797	$ —	$ —	$ —	$ —	$ —
Total Pre-tax Benefit	$4,407,583	$2,179,786	$3,039,820	$2,179,786	$10,158,549	$2,179,786

Eliot G. Protsch	Death	Disability	Involuntary Termination Without Cause	Retirement	Change In Control and Termination without Cause or for Good Reason	Change In Control without Termination
Triggered Payouts						
Cash Termination Payment	$ —	$ —	$ 495,000	$ —	$2,524,500	$ —
Life, Medical, Dental Insurance Continuation	$ —	$ —	$ 7,742	$ —	$ 141,438	$ —
Lump Sum SERP	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Restricted Stock	$ 460,373	$460,373	$ 460,373	$460,373	$ 460,373	$460,373
Unearned Performance Contingent Restricted Stock	$ 202,509	$202,509	$ 202,509	$202,509	$ 202,509	$202,509
Unearned Performance Shares	$ 254,148	$254,148	$ 254,148	$254,148	$ 254,148	$254,148
Outplacement Services	$ —	$ —	$ 10,000	$ —	$ 49,500	$ —
Tax Preparation Assistance	$ —	$ —	$ —	$ —	$ 15,000	$ —
Legal and Accounting Advisor Services	$ —	$ —	$ —	$ —	$ 10,000	$ —
Excise Tax Gross Up	n/a	n/a	n/a	n/a	$ —	$ —
Life Insurance Proceeds	$1,619,461	$ —	$ —	$ —	$ —	$ —
Total Pre-tax Benefit	$2,536,491	$917,030	$1,429,772	$917,030	$3,657,468	$917,030

Barbara J. Swan	Death	Disability	Involuntary Termination Without Cause	Retirement	Change In Control and Termination without Cause or for Good Reason	Change In Control without Termination
Triggered Payouts						
Cash Termination Payment	$ —	$ —	$375,000	$ —	$1,743,750	$ —
Life, Medical, Dental Insurance Continuation	$ —	$ —	$ 5,034	$ —	$ 75,908	$ —
Lump Sum SERP	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Restricted Stock	$ —	$ —	$ —	$ —	$ —	$ —
Unearned Performance Contingent Restricted Stock	$133,557	$133,557	$133,557	$133,557	$ 133,557	$133,557
Unearned Performance Shares	$167,513	$167,513	$167,513	$167,513	$ 167,513	$167,513
Outplacement Services	$ —	$ —	$ 10,000	$ —	$ 37,500	$ —
Tax Preparation Assistance	$ —	$ —	$ —	$ —	$ 15,000	$ —
Legal and Accounting Advisor Services	$ —	$ —	$ —	$ —	$ 10,000	$ —
Excise Tax Gross Up	n/a	n/a	n/a	n/a	$ —	$ —
Life Insurance Proceeds	$370,923	$ —	$ —	$ —	$ —	$ —
Total Pre-tax Benefit	$671,993	$301,070	$691,104	$301,070	$2,183,228	$301,070

Thomas L. Aller	Death	Disability	Involuntary Termination Without Cause	Retirement	Change In Control and Termination without Cause or for Good Reason	Change In Control without Termination
Triggered Payouts						
Cash Termination Payment	$ —	$ —	$267,500	$ —	$775,750	$ —
Life, Medical, Dental Insurance Continuation	$ —	$ —	$ 5,034	$ —	$ 23,758	$ —
Lump Sum SERP	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Restricted Stock	$ —	$ —	$ —	$ —	$ —	$ —
Unearned Performance Contingent Restricted Stock	$ 49,518	$ 49,518	$ 49,518	$ 49,518	$ 49,518	$ 49,518
Unearned Performance Shares	$ 62,153	$ 62,153	$ 62,153	$ 62,153	$ 62,153	$ 62,153
Outplacement Services	$ —	$ —	$ 10,000	$ —	$ 26,750	$ —
Tax Preparation Assistance	$ —	$ —	$ —	$ —	$ —	$ —
Legal and Accounting Advisor Services	$ —	$ —	$ —	$ —	$ 10,000	$ —
Excise Tax Cut Back	n/a	n/a	n/a	n/a	$ —	n/a
Life Insurance Proceeds	$ —	$ —	$ —	$ —	$ —	$ —
Total Pre-tax Benefit	$111,671	$111,671	$394,205	$111,671	$947,929	$111,671

Dundeana K. Doyle	Death	Disability	Involuntary Termination Without Cause	Retirement	Change In Control and Termination without Cause or for Good Reason	Change In Control without Termination
Triggered Payouts						
Cash Termination Payment	$ —	$—	$255,000	$—	$ 714,000	$—
Life, Medical, Dental Insurance Continuation	$ —	$—	$ —	$—	$ 20,628	$—
Lump Sum SERP	$ —	$—	$ —	$—	$1,111,000	$—
Unvested Stock Options	$ —	$—	$ —	$—	$ —	$—
Unvested Restricted Stock	$ —	$—	$ —	$—	$ —	$—
Unearned Performance Contingent Restricted Stock	$ 41,144	$41,144	$ 41,144	$41,144	$ 41,144	$41,144
Unearned Performance Shares	$ 51,726	$51,726	$ 51,726	$51,726	$ 51,726	$51,726
Outplacement Services	$ —	$—	$ 10,000	$—	$ 25,500	$—
Tax Preparation Assistance	$ —	$—	$ —	$—	$ —	$—
Legal and Accounting Advisor Services	$ —	$—	$ —	$—	$ 10,000	$—
Excise Tax Cut Back	n/a	n/a	n/a	n/a	$ (52,028)	n/a
Life Insurance Proceeds	$299,308	$—	$ —	$—	$ —	$—
Total Pre-tax Benefit	$392,178	$92,870	$357,870	$92,870	$1,921,970	$92,870

Change in Control Agreements

We currently have in effect Key Executive Employment and Severance Agreements, or KEESAs, with our executive officers, including our named executive officers, and certain of our key employees. The KEESAs provide that each executive officer who is a party thereto is entitled to benefits if, within a period of up to three years (in the case of Mr. Harvey, Mr. Protsch and Ms. Swan) or two years (in the case of Mr. Aller or Ms. Doyle) after a change in control of our company (as defined below), the officer's employment is ended through (a) termination by us, other than by reason of death or disability or for cause (as defined below) or (b) termination by the officer for good reason (as defined below).

The KEESAs provide the following benefits, each of which are reflected in the tables above assuming the maximum potential amounts payable pursuant to the terms of the KEESAs:

- reimbursement for up to 10% of the officer's annual base salary for outplacement services;
- continuation of life, hospital, medical and dental insurance coverage for up to three years (in the case of Mr. Harvey, Mr. Protsch and Ms. Swan) or two years (in the case of Mr. Aller or Ms. Doyle);
- full vesting of the officer's accrued benefit under any supplemental executive retirement plan, or SERP, and in any defined contribution retirement plan and deemed satisfaction of any minimum years of service requirement under the SERP (the amounts shown in the tables above assume a lump sum form of payment under the SERP using the 2008 lump sum interest rate of 4.63% and a single life annuity or lump sum payment under our qualified Cash Balance Pension Plan and nonqualified Unfunded Excess Plan), provided that the SERP benefit will not be received until the executive officer reaches age 55;
- full vesting of any time-based restricted stock and stock options;
- payment at target of all performance plan awards pursuant to any long-term incentive plan on a pro rata basis unless the award cycle has been in effect less than six months;
- in the case of Mr. Harvey, Mr. Protsch and Ms. Swan, reimbursement for up to $15,000 in tax preparation assistance fees;
- a cash termination payment of up to three times (in the case of Mr. Harvey, Mr. Protsch and Ms. Swan) or two times (in the case of Mr. Aller and Ms. Doyle) the sum of the officer's annual base salary and the greater of the officer's target bonus for the year in which the termination date occurs or the officer's bonus in the year prior to the change in control which is immediately payable up to $460,000 (the limit provided in Section 409A of the Internal Revenue Code), with any amounts over $460,000 payable in six months after the termination date; and
- reimbursement for up to $10,000 in legal or accounting advisor fees.

In addition, the KEESAs for Mr. Harvey, Mr. Protsch and Ms. Swan provide that if the aggregate payments under the KEESA or otherwise are an "excess parachute payment" for purposes of the Internal Revenue Code, then we will pay the officer the amount necessary to offset the 20% excise tax imposed by the Internal Revenue Code and any additional taxes on this payment. In determining the amount of the excise tax gross-up included in the tables above, we made the following material assumptions: a Section 280G excise tax rate of 20%, a 35% federal income tax rate, a 1.45% Medicare tax rate, a 6.75% state income tax rate for Mr. Harvey and Ms. Swan and a 8.98% state income tax rate for Mr. Protsch; the calculation also assumes that we would pay 18 months of COBRA coverage, the performance period for outstanding performance contingent restricted stock would be two years and that we can prove that the awards of performance contingent restricted stock and performance shares in 2008 were not made in connection with or contemplation of a change of control of our company. Furthermore, it was assumed that no value will be attributed to reasonable compensation under any non-competition agreement. At the time of any change in control, a value may be so attributed, which would result in a reduction of amounts subject to the excise tax. The KEESAs for Mr. Aller and Ms. Doyle provide that if the aggregate payments under the KEESA or otherwise are an "excess parachute payment," then the payments will be reduced so that the officer will be entitled to receive $1 less than the maximum amount which the officer could receive without becoming subject to the 20% excise tax or which we may pay without loss of deduction under the Internal Revenue Code. For Mr. Aller and Ms. Doyle, the potential payment and benefit amounts shown in the tables above reflect this cutback provision from their KEESAs.

In consideration of the KEESA benefits, the executive officer agrees not to compete with us for a period of one year after the executive officer leaves us and to keep in confidence any proprietary information or confidential information for a period of five years after the executive officer leaves us. Both of these conditions can be waived in writing by our Board of Directors.

Under the KEESAs, a "change in control" is deemed to have occurred if:

- any person is or becomes the beneficial owner of securities representing 20% or more of our outstanding shares of common stock or combined voting power;
- there is a change in the composition of our Board of Directors that is not approved by at least two-thirds of the existing directors;

- our shareowners approve a merger, consolidation or share exchange with any other corporation (or the issuance of voting securities in connection with a merger, consolidation or share exchange) in which our shareowners control less than 50% of combined voting power after the merger, consolidation or share exchange;

- our shareowners approve of a plan of complete liquidation or dissolution or an agreement for the sale or disposition by us of all or substantially all of our assets.

Under the KEESAs, the term "cause" means:

- engaging in intentional conduct that causes us demonstrable and serious financial injury;

- conviction of a felony that substantially impairs the officer's ability to perform duties or responsibilities; or

- continuing willful and unreasonable refusal by an officer to perform duties or responsibilities.

Under the KEESAs, the term "good reason" means:

- a material breach of the agreement by us;

- a material diminution in the officer's base compensation;

- a material diminution in the officer's authority, duties, or responsibilities, including a material diminution in the budget over which he or she retains authority; or

- a material diminution in the authority, duties, or responsibilities of the supervisor to whom the officer is required to report, including a requirement that he or she report to a corporate officer or employee instead of reporting directly to the board of directors.

Stock Option Agreements
The agreements under which we have awarded stock options to our executive officers provide that:

- if the officer's employment is terminated by reason of death or disability, then the options will immediately vest and remain exercisable for twelve months after such termination;

- if the officer's employment is terminated by reason of retirement after satisfying the minimum requirements for early retirement under the Alliant Energy Cash Balance Pension Plan, then the options will immediately vest and may be exercised for three years after such termination; and

- upon a change in control of our company, which is defined in the same manner as under the KEESAs except that the trigger for a merger consolidation or share exchange will only be triggered upon consummation of such a transaction, the options will immediately vest and become exercisable.

The tables above include the amounts by which the closing price of our common stock on Dec. 31, 2008 exceeds the exercise price for unvested options held by our named executive officers.

Restricted Stock Agreements
The agreements under which we have awarded restricted stock to our executive officers provide that the forfeiture restrictions on such restricted stock will immediately lapse upon:

- a change in control of our company, which is defined in the same manner as under the KEESAs;

- the termination of the officer's employment by reason of death or disability; and

- the termination of the officer's employment without cause, which is defined in the same manner as under the KEESAs.

The tables above include the amounts attributable to unvested restricted stock held by our named executive officers valued at the closing price of our common stock on Dec. 31, 2008.

Performance Contingent Restricted Stock Agreements and Performance Share Agreements
The agreements under which we have awarded performance contingent restricted stock and performance shares to our executive officers provide that:

- if the performance contingency under the award is satisfied and if the officer's employment is terminated by reason of death, disability, involuntary termination without cause (which means the admission by or conviction of the officer of an act of fraud, embezzlement, theft, or other criminal act constituting a felony involving moral turpitude) or retirement (which means after the officer has reached age 55 with 10 years of service), then the officer will be entitled to a prorated number of shares based on the ratio of the number of months the officer was employed during the performance period to the total number of months in the performance period; and

- if a change in control of our company, which is defined in the same manner as under the KEESAs except that the trigger for a merger consolidation or share exchange will only be triggered upon consummation of such a transaction, at least 180 days after the date of the award, then the officer will be entitled to a prorated number of shares based on the ratio of the number of months the officer was employed during the performance period up to the change in control to 36 (unless the performance period was already into its fourth year, in which case the denominator would be 48).

The tables above include the amounts attributable to the pro rata shares that would be received by our named executive officers valued at the closing price of our common stock on Dec. 31, 2008 assuming, in the case of a termination by reason of death, disability, involuntary termination without cause or retirement, that the applicable performance contingency was satisfied.

Executive Severance Plan
We also maintain a general executive severance plan for our executive officers and general managers that applies when the officer's or manager's position is eliminated or significantly altered by us. The plan provides for a minimum level of severance equal to one times base salary, except that any amount over the Code Section 409A limit (currently about $460,000) will be delayed for six months, payment of pro-rated incentive compensation as within the discretion of the chief executive officer, up to 18 months of COBRA coverage, six months of which are paid by us, outplacement services and/or tuition reimbursement of up to $10,000, and access to our employee assistance program. Eligibility for benefits under this plan is conditioned upon the executive executing a severance agreement and release form. All executive officer severance packages are approved by the Compensation and Personnel Committee.

Life Insurance Proceeds
The amounts shown in the tables above reflect proceeds to be paid to the executive officer's beneficiaries pursuant to life insurance policies we offer that are not otherwise available to all employees (i.e., split dollar and/or reverse split dollar policies, as applicable).

Pension Plans
The tables above do not include any amounts for the Alliant Energy Cash Balance Pension Plan or the unfunded Excess Retirement Plan because those plans are not impacted by the nature of the termination of employment nor whether or not there has been a change in control of our company. The tables above also do not include any amounts for the Supplemental Executive Retirement Plan other than in the event of a termination after a change in control because that plan is not impacted by the nature of the termination of employment unless there has been a change in control of our company, in which case the benefits under the Supplemental Executive Retirement Plan may be enhanced under the KEESA as described above under "Change in Control Agreements."

DIRECTOR COMPENSATION

The following table summarizes the compensation paid to, or earned by, our non-employee directors during 2008.

Name[(1)]	Fees Earned or Paid in Cash ($)[(2)]	All Other Compensation ($)[(3)]	Total ($)
Michael L. Bennett	$149,994	$12,462	$162,456
Darryl B. Hazel	$128,490	$ 0	$128,490
James A. Leach	$125,000	$ 1,081	$126,081
Singleton B. McAllister	$130,000	$18,750	$148,750
Ann K. Newhall	$128,495	$13,136	$141,631
Dean C. Oestreich	$130,000	$ 492	$130,492
David A. Perdue	$128,496	$21,892	$150,388
Judith D. Pyle	$125,000	$ 5,524	$130,524
Carol P. Sanders	$138,492	$ 0	$138,492

(1) Directors who also are employees, such as Mr. Harvey, receive no additional compensation for their service on our Board of Directors and are not included in this table. The compensation received by Mr. Harvey as our employee during and for 2008 is shown in the Summary Compensation Table above.

(2) The amounts shown in this column include the following aggregate dollar amounts deferred and the equivalent number of shares of common stock acquired by each of the following directors in our Alliant Energy Deferred Compensation Plan Stock Account: Mr. Bennett $74,994 or 2,071 shares; Mr. Hazel $128,490 or 3,548 shares; Ms. Newhall $62,960 or 1,739 shares; Mr. Perdue $38,546 or 1,065 shares; and Ms. Sanders $103,867 or 2,868 shares. For Ms. McAllister the following aggregate amounts were used to purchase shares in our Alliant Energy Shareowner Direct Plan: $52,500 or 1,424 shares.

(3) The amounts in this column reflect the sum of amounts attributable to directors for director life insurance premiums, director charitable award premiums and other miscellaneous compensation attributable to the directors as set forth below:

Name	Charitable Award Premium Paid	All Other Compensation Paid	Total
Michael L. Bennett	$12,462	$ 0	$12,462
Darryl B. Hazel	$ 0	$ 0	$ 0
James A. Leach	$ 0	$1,081	$ 1,081
Singleton B. McAllister	$17,555	$1,195	$18,750
Ann K. Newhall	$12,462	$ 674	$13,136
Dean C. Oestreich	$ 0	$ 492	$ 492
David A. Perdue	$21,892	$ 0	$21,892
Judith D. Pyle	$ 5,437	$ 87	$ 5,524
Carol P. Sanders	$ 0	$ 0	$ 0

Retainer Fees — In 2008, all non-employee directors, each of whom served on the Boards of the Company, IPL, WPL and Resources (for Resources until Nov. 25, 2008), received an annual retainer for service on all Boards consisting of $125,000 in cash. Also in 2008, the Chairperson of the Audit Committee received an additional $13,500 cash retainer and the Chairpersons of the Compensation and Personnel, Nominating and Governance, and Environmental, Nuclear, Health, and Safety Committees received an additional $5,000 cash retainer; other members of the Audit Committee received an additional $3,500 cash retainer; and the Lead Independent Director received an additional $20,000 cash retainer.

Meeting Fees — A Special Litigation Committee of our Board was created on December 11, 2008 for which the independent members of our Board set compensation at $2,000 per committee meeting in addition to the payment of all necessary and reasonable expenses. Other than the Special Litigation Committee, directors do not receive any additional compensation for attendance at Board or Committee meetings.

Effective in 2009, our Board of Directors adopted the Compensation and Personnel Committee and Nominating and Governance Committee recommendations to maintain the same retainer fees as paid in 2008. The Board of Directors through its Compensation and Personnel Committee and Nominating and Governance Committee expressed a philosophy to set appropriate levels of compensation for directors that will ensure we attract and retain highly qualified individuals. The Board of Directors determined that they would revisit the issue of an appropriate level of competitive compensation for directors at the Board Meeting in August 2009.

Other — Pursuant to our directors' expense reimbursement policy, we reimburse all directors for travel and other necessary business expenses incurred in the performance of their responsibilities for us. Committees are provided the opportunity to retain outside independent advisors, as needed. We also extend coverage to directors under our travel accident and directors' and officers' indemnity insurance policies.

Receipt of Fees in Stock — For fees paid in 2008, each director was encouraged to voluntarily elect to use not less than 50% of his or her cash retainer to purchase shares of our common stock pursuant to our Shareowner Direct Plan or to defer such amount through the Company Stock Account in the Alliant Energy Deferred Compensation Plan. Our 2002 Equity Incentive Plan was amended in 2006 to provide that, in the discretion of and subject to restrictions imposed by the Compensation and Personnel Committee, a non-employee director may elect to receive, or the Compensation and Personnel Committee may require that a non-employee director will be paid, all or any portion of his or her annual cash retainer payment or other cash fees for serving as a director in the form of shares of common stock under the Plan. For fees paid in 2009, the Compensation and Personnel Committee recommended to the Nominating and Governance Committee that each non-employee director voluntarily elect to receive a portion of his or her cash retainer to purchase shares of our common stock.

Share Ownership Guidelines — Pursuant to our Articles of Incorporation, directors are required to be shareowners. For 2008, upon the recommendation of the Compensation and Personnel and Nominating and Governance Committees, our Board amended the target share ownership level to be the number of shares equal to the value of two times the annual retainer amount received by each of the non-employee directors. The achievement of this ownership level is to be accomplished by each director within five years of joining the Board or as soon thereafter as practicable. Shares held by directors in the Shareowner Direct Plan and the Deferred Compensation Plan are included in the target goal. As of December 31, 2008, all non-management directors with the exception of Ms. Sanders, who joined the Board in November 2005, Mr. Hazel, who joined the Board in 2006, and Mr. Leach, who joined the Board in 2007, had met the 2008 target ownership level. As of February 27, 2009, given market conditions, only Mr. Bennett and Mses. McAllister and Pyle met the 2008 established target ownership levels. We will continue to monitor the status of achievement of the target ownership levels and review them with the Board of Directors.

Alliant Energy Deferred Compensation Plan — In 2008, under our Alliant Energy Deferred Compensation Plan, directors may elect to defer all or part of their retainer fee. Amounts deposited to the Interest Account receive an annual return based on the 10-year Treasury Bond Rate plus 1.50% as established by the Federal Reserve. Amounts deposited to the Equity Account are treated as invested in an S&P 500 index fund. Amounts deposited to a Company Stock Account are treated as though invested in our common stock and will be credited with dividend equivalents, which will be treated as if reinvested. The director may elect that the Deferred Compensation Account be paid in a lump sum or in annual installments for up to 10 years beginning in the year of or one, two or three tax years after retirement or resignation from the Board. Effective Jan. 1, 2008, the Director's Deferred Compensation Plan was consolidated with the Alliant Energy Deferred Compensation Plan. See: "Nonqualified Deferred Compensation" above.

Directors' Charitable Award Program — We maintain a Director's Charitable Award Program applicable to certain members of our Board of Directors beginning after three years of service. The Board has terminated this Program for all directors who joined the Board after Jan. 1, 2005. The participants in this Program currently are Mr. Bennett, Ms. McAllister, Ms. Newhall, Mr. Perdue and Ms. Pyle. The purpose of the Program is to recognize our and our directors' interest in supporting worthy charitable institutions. Under the Program, when a director dies, we will donate a total of $500,000 to one qualified charitable organization or divide that amount among a maximum of five qualified charitable organizations selected by the individual director. The individual director derives no financial benefit from the Program. We take all deductions for charitable contributions, and we fund the donations through life insurance policies on the directors. Over the life of the Program, all costs of donations and premiums on the life insurance policies, including a return of our cost of funds, will be recovered through life insurance proceeds on the directors. The Program, over its life, will not result in any material cost to us. The cost to us of the Program for the individual directors in 2008 is included in the Director Compensation table above.

Directors' Life Insurance Program — We maintain a split-dollar Directors' Life Insurance Program for non-employee directors. In November 2003, the Board of Directors terminated this insurance benefit for any director not already having the required vesting period of three years of service and for all new directors. The only active director participant in this Program is Ms. Pyle. The Program provides a maximum death benefit of $500,000 to each eligible director. Under the split-dollar arrangement, directors are provided a death benefit only and do not have any interest in the cash value of the policies. The Program is structured to pay a portion of the total death benefit to us to reimburse us for all costs of the Program, including a return on its funds. The Program, over its life, will not result in any material cost to us. The cost to us of the Program for the individual directors in 2008 is included in the Director Compensation table above.

Alliant Energy Matching Gift Program — Directors are eligible to participate in the Alliant Energy Foundation, Inc. matching gift program, which is generally available to all employees and retirees. Under this program, the foundation matches 100% of charitable donations over $25 to eligible charities up to a maximum of $10,000 per year for each individual. These limits apply to active employees, retirees and directors.

REPORT OF THE AUDIT COMMITTEE

To Our Shareowners:
The Audit Committee of our Board of Directors is composed of four directors, each of whom is independent under the NYSE listing standards and SEC rules. The Committee operates under a written charter adopted by the Board of Directors.

Our management is responsible for our internal controls and the financial reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing opinions on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States of America and on our internal controls over financial reporting. The Committee has reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. The Committee has discussed with the independent registered public accounting firm matters required to be discussed by Statement of Auditing Standards No. 61, as amended and as adopted by the Public Company Accounting Oversight Board, SEC regulations and NYSE requirements.

Our independent registered public accounting firm has provided to the Committee the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and the Committee discussed with the independent registered public accounting firm its independence.

The Committee has adopted a policy that requires advance approval of all audit, audit-related, tax and other permitted services performed by the independent registered public accounting firm. The policy provides for pre-approval by the Committee of specifically defined audit and non-audit services after the Committee is provided with the appropriate level of details regarding the specific services to be provided. The policy does not permit delegation of the Committee's authority to management. In the event the need for specific services arises between Committee meetings, the Committee has delegated to the Chairperson of the Committee authority to approve permitted services provided that the Chairperson reports any decisions to the Committee at its next scheduled meeting. In accordance with the policy, the Committee pre-approved all audit, audit-related, tax and other permitted services performed by Deloitte & Touche LLP and its affiliates and related entities in 2008.

The fees that were billed to the Company by its independent registered public accounting firm for work performed on behalf of our Company and our subsidiaries for 2007 and 2008 were as follows:

	2007	2008
Audit Fees	$ 2,563,000	$ 2,712,000
Audit-Related Fees	894,000	532,000
Tax Fees	210,000	33,000
All Other Fees	5,000	23,000

Audit Fees consisted of the fees billed for the audit of (i) the consolidated financial statements of our Company and our subsidiaries and (ii) the effectiveness of internal controls over financial reporting; and for (iii) reviews of financial statements included in Form 10-Q filings; and (iv) services normally provided in connection with statutory and regulatory filings such as financing transactions.

Audit-Related Fees consisted of the fees billed for services rendered related to IPL's 2007 electric transmission assets sale, employee benefits plan audits and attest services not required by statute or regulations.

Tax Fees consisted of the fees billed for professional services rendered for tax compliance, tax advice and tax planning, including all services performed by the tax professional staff of affiliates of the independent registered public accounting firm, except those rendered in connection with the audit.

All Other Fees consisted of education programs, seminars and license fees for accounting research software products.

The Committee does not consider the provision of non-audit services by the independent registered public accounting firm described above to be incompatible with maintaining independence of the independent registered public accounting firm.

The Committee discussed with our internal auditor and independent registered public accounting firm the overall scopes and plans for their respective audits. The Committee meets with the internal auditor and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluation of our internal controls and overall quality of our financial reporting.

Based on the Committee's reviews and discussions with management, the internal auditor and the independent registered public accounting firm referred to above, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended Dec. 31, 2008 for filing with the SEC.

AUDIT COMMITTEE
Carol P. Sanders (Chairperson)
Michael L. Bennett
Darryl B. Hazel
David A. Perdue

PROPOSAL FOR THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2009

In accordance with its charter, the Audit Committee of the Board of Directors appointed the firm of Deloitte & Touche LLP, independent registered public accounting firm, to audit the consolidated financial statements of the Company and its subsidiaries for the year ending Dec. 31, 2009, as well as to report as to the effectiveness of internal controls over financial reporting of the Company and its subsidiaries as of Dec. 31, 2009, and is requesting that its shareowners ratify such appointment.

Representatives of Deloitte & Touche LLP are expected to attend the annual meeting where they will be available to respond to appropriate questions and, if they desire, to make a statement. Further information about the services of Deloitte & Touche LLP, including the fees paid in 2007 and 2008, is set forth in the "Report of the Audit Committee."

Vote Required

The affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting (assuming a quorum is present) is required to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2009. For purposes of determining the vote required for this proposal, abstentions and broker non-votes will have no impact on the vote. The votes represented by proxies will be voted FOR ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2009, unless a vote against such approval or to abstain from voting is specifically indicated on the proxy. If the appointment is not ratified by a majority of the votes cast, the failure by the shareowners to ratify will be considered by the Audit Committee as an indication that it should consider selecting another independent registered public accounting firm for the following fiscal year. Even if the shareowners ratify the appointment, the Audit Committee, in its discretion, may select a new independent registered public accounting firm at any time during the year if it feels that such a change would be in the best interest of the Company.

The Board of Directors recommends that shareowners vote FOR the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and certain officers to file reports of ownership and changes in ownership of the Company's common stock and subsidiary preferred stock with the SEC and furnish copies of those reports to us. As a matter of practice, the Company's Shareowner Services Department assists the Company's directors and executive officers in the preparation of initial reports of ownership and reports of changes in ownership and files those reports with the SEC on their behalf. Based on the written representations of the reporting persons and on copies of the reports filed with the SEC, the Company believes that all reporting persons of the Company satisfied the filing requirements in 2008. On December 12, 2008, the Company filed a Form 8-K reporting that in connection with her appointment as Executive Vice President-General Counsel and Chief Administrative Officer, the Compensation and Personnel Committee of the Board approved granting Barbara J. Swan shares of restricted stock effective on January 5, 2009. This grant was not reported on a Form 4 in the timeframe required in 2009.

We will furnish to any shareowner, without charge, a copy of our Annual Report on Form 10-K for the year ended Dec. 31, 2008. You may obtain a copy of the Form 10-K by writing Alliant Energy Shareowner Services at 4902 North Biltmore Lane, P.O. Box 14720, Madison, WI 53708-0720 or via email at shareownerservices@alliantenergy.com.

By Order of the Board of Directors,

F. J. Buri
Corporate Secretary

ALLIANT ENERGY®

 294600 71-1372 3/09 82.5M JS